As filed with the Securities and Exchange Commission on June 25, 2013

Registration No. 333-[•]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BNC BANCORP
(Exact name of registrant as specified in its charter)

North Carolina	6022	47-0898685
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3980 Premier Drive

High Point, North Carolina 27265
(336) 869-9200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of
Registrant’s Principal Executive Offices)

Richard D. Callicutt, II
President and Chief Executive Officer
3980 Premier Drive
High Point, North Carolina 27265
(336) 869-9200

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of
Agent for Service)

Copies to:

Betty O. Temple, Esq.	Todd H. Eveson, Esq.
Sudhir N. Shenoy, Esq.	Stuart M. Rigot, Esq.
Womble Carlyle Sandridge & Rice, LLP	Wyrick Robbins Yates & Ponton LLP
550 South Main Street	The Summit
Suite 400	4101 Lake Boone Trail, Suite 300
Greenville, South Carolina 29601	Raleigh, North Carolina 27607
(864) 255-5400	(919) 781-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and the conditions to the consummation of the merger described herein have been satisfied or waived.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price (2)	Amount of registration fee (3)
Common Stock, no par value per share	982,898	N/A	$8,044,556	$1,098

(1)	Represents the maximum number of shares of common stock, no par value per share, of BNC Bancorp, or BNC, issuable upon consummation of the merger of Randolph Bank & Trust Company, or Randolph Bank, with and into Bank of North Carolina, a wholly owned subsidiary of BNC, or the Bank, based on the maximum number of shares of Randolph Bank common stock that can be exchanged in the merger for shares of BNC common stock (835,798), as set forth in the Agreement and Plan of Merger dated as of May 31, 2013 by and between BNC, the Bank and Randolph Bank, multiplied by the exchange ratio assuming a 20-day volume-weighted average price of BNC common stock of less than $8.50 prior to closing (1.176 shares of BNC common stock).

(2)	Estimated solely for the purpose of computing the registration fee, and calculated pursuant to Rule 457(f) under the Securities Act of 1933, as amended, or the Securities Act. Pursuant to Rule 457(c), (f)(1) and (f)(3) under the Securities Act, based on the aggregate market value on June 19, 2013 of the 1,044,748 shares of Randolph Bank common stock expected to be exchanged in connection with the merger, the proposed maximum aggregate offering price is $8,044,556, which was determined by taking (i) the product of the average of the high and low prices of Randolph Bank common stock on the OTCQB marketplace on June 19, 2013 ($9.70) multiplied by the aggregate number of shares of Randolph Bank common stock expected to be exchanged in connection with the merger (1,044,748), less (ii) the amount of cash expected to be paid by BNC in exchange for the shares of Randolph Bank common stock ($2,089,500).

(3)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $136.40 per $1,000,000 of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer or solicitation is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION — DATED JUNE 25, 2013

Prospectus of BNC Bancorp	Proxy Statement of Randolph Bank & Trust Company

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

Dear Randolph Bank & Trust Company Shareholder:

The boards of directors of BNC Bancorp, or BNC, Bank of North Carolina, a wholly owned subsidiary of BNC, or the Bank, and Randolph Bank & Trust Company, or Randolph Bank, have each unanimously approved a merger, or the merger, of Randolph Bank with and into the Bank according to the terms of an Agreement and Plan of Merger dated May 31, 2013, or the merger agreement. If the merger is completed, the Bank will be the surviving banking corporation in the merger and will continue to be a wholly owned subsidiary of BNC. If the merger is completed, each outstanding share of Randolph Bank common stock will be converted, at your election, into the right to receive either: (i) cash in the amount of $10.00 per share or (ii) shares of BNC common stock. The amount of BNC common stock to be exchanged for each share of Randolph Bank common stock will be determined by dividing $10.00 by the 20-day volume-weighted average price of BNC common stock, or BNC VWAP, immediately prior to closing. If the BNC VWAP is greater than $11.50 or less than $8.50, the exchange ratio shall equal 0.870 and 1.176 shares of BNC common stock, respectively. BNC will issue between 727,144 and 982,898 shares of BNC common stock in connection with the merger.

Notwithstanding the elections that may be made by Randolph Bank shareholders, the total consideration to be paid by BNC to Randolph Bank common stock shareholders will be approximately 80% in shares of BNC common stock and approximately 20% in cash. If the elections made by Randolph Bank common stock shareholders would result in an oversubscription for cash or stock, then the exchange agent will prorate the amount of stock and cash to be issued to Randolph Bank shareholders in the merger as necessary to obtain the approximate 80% stock - 20% cash allocation of the common stock merger consideration. In that case, you may receive a combination of cash and shares of BNC common stock for your Randolph Bank shares that is different than what you elected, depending on the elections made by other Randolph Bank shareholders.

The value of the merger consideration per share of Randolph Bank common stock will fluctuate with the market price of BNC common stock. The following table shows the closing sale prices of BNC common stock as reported on The NASDAQ Capital Market, or NASDAQ, and the Randolph Bank common stock as reported on the OTCQB marketplace, or OTCQB, respectively, on May 30, 2013, the last trading day before we announced the merger, and on [•], 2013 the last practicable trading day before the distribution of this proxy statement/prospectus. This table also shows the 20-day BNC VWAP immediately prior to such dates and the implied value of the merger consideration proposed for each share of Randolph Bank common stock, which we calculated by assuming (1) 80% of each share of Randolph Bank common stock is converted into BNC common stock (with the value of a full Randolph Bank share for this purpose calculated by multiplying the closing price of BNC common stock on those dates by the respective exchange ratios of 0.950 and [•] (using the 20-day BNC VWAP preceding and inclusive of such dates) and (2) the remaining 20% of each such share is converted into cash (based on a price per Randolph Bank share equal to $10.00).

	BNC Common Stock			BNC VWAP Preceding and Inclusive of Such Date			Randolph Bank Common Stock			Implied Value per Share of Randolph Bank Common Stock

At May 30, 2013		$10.73			$10.53			$6.60			$10.15
At [•], 2013	$	[•	]	$	[•	]	$	[•	]	$	[•	]

The market prices of both BNC common stock and Randolph Bank common stock will fluctuate before the merger and you are urged to obtain current market quotations. BNC common stock is listed on NASDAQ under the symbol “BNCN” and Randolph Bank common stock is quoted on the OTCQB under the symbol “RDBN” and also trades in privately negotiated transactions.

Holders of Randolph Bank common stock, Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series B, and Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series C will be asked to vote on approval of the merger agreement at a special meeting of shareholders. We cannot complete the merger unless we obtain the required approvals of the holders of Randolph Bank common stock, Series B Preferred Stock, and Series C Preferred Stock each voting as a separate group. The merger agreement must be approved by holders of a majority of all shares of Randolph Bank common stock entitled to vote at the Randolph Bank special meeting. Additionally, the merger agreement must be approved by the affirmative vote of at least two-thirds of the shares of Randolph Bank’s Series B Preferred Stock entitled to vote at the meeting and at least two-thirds of the shares of Randolph Bank’s Series C Preferred Stock entitled to vote at the meeting.

The Randolph Bank board of directors has determined that the merger is advisable and in the best interests of Randolph Bank shareholders based upon its analysis, investigation and deliberation, and the Randolph Bank board of directors unanimously recommends that the Randolph Bank shareholders vote “FOR” approval of the merger agreement and “FOR” the approval of the other proposals described in this proxy statement/prospectus.

You should read this proxy statement/prospectus and all appendices carefully. Before making a decision on how to vote, you should consider the “Risk Factors” discussion beginning on page [•] of this proxy statement/prospectus.

Neither the Securities and Exchange Commission nor any bank regulatory agency, nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense. The securities offered through this document are not savings accounts, deposits or other obligations of a bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

The proxy statement/prospectus is dated [•], 2013 and it is first being mailed to Randolph Bank shareholders on or about [•], 2013.

175 North Fayetteville Street
Asheboro, NC 27203
(336) 625-1000

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS
and
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON [•], 2013 AT [•].

The special meeting of shareholders of Randolph Bank & Trust Company, a North Carolina banking corporation, or Randolph Bank, will be held on [•], 2013 at [•], local time, at [•], North Carolina for the purpose of considering and voting upon the following:

1.	A proposal to approve the Agreement and Plan of Merger dated May 31, 2013, by and between BNC Bancorp, or BNC, Bank of North Carolina, a wholly owned subsidiary of BNC, or the Bank, and Randolph Bank, or the merger agreement, pursuant to which Randolph Bank will merge with and into the Bank, or the merger, with the Bank as the surviving banking corporation, and the merger contemplated by the merger agreement, as more fully described in the accompanying proxy statement/prospectus.

2.	A proposal to approve golden parachute compensation on an advisory, non-binding basis.

3.	A proposal to adjourn the special meeting to a later date or dates, if necessary or appropriate, including to solicit additional proxies to approve the merger agreement.

4.	To act upon any other matter that may properly come before the special meeting or any adjournment or postponement thereof.

Only holders of record of Randolph Bank common stock, Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series B, and Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series C, at the close of business on [•], 2013 will be entitled to notice of and to vote at the meeting or any adjournment or postponement thereof. Holders of Randolph Bank’s Series A Non-Cumulative Perpetual Preferred Stock are not entitled to vote at the special meeting and only holders of record of the Series A Preferred Stock as of [•], 2013 are entitled to notice of the special meeting.

Randolph Bank’s board of directors recommends that holders of Randolph Bank common stock vote “FOR” the merger agreement; “FOR” the proposal to approve golden parachute compensation on an advisory, non-binding basis; and “FOR” the proposal to adjourn the special meeting to a later date or dates, if necessary or appropriate.

Randolph Bank’s board of directors also recommends that holders of Randolph Bank Series B and Series C Preferred Stock vote “FOR” the merger agreement and “FOR” the proposal to adjourn the special meeting to a later date or dates, if necessary or appropriate.

You are cordially invited to attend the meeting in person. However, even if you expect to attend the meeting, you are requested to complete, sign, and date the enclosed appointment of proxy and return it in the envelope provided for that purpose to ensure that a quorum is present at the meeting. The giving of an appointment of proxy will not affect your right to revoke it or to attend the meeting and vote in person.

We have elected to furnish our proxy solicitation materials via U.S. Mail and also to notify you of the availability of our proxy materials on the Internet. The notice of special meeting, proxy statement and proxy card are available on the Internet at [•].

If your shares are held in the name of a broker, bank or other fiduciary, please follow the instructions on the voting instruction card provided by such person.

Randolph Bank has concluded that its common stock and preferred stock shareholders are entitled to assert appraisal rights with respect to the proposal to approve the merger agreement. Your appraisal rights are conditioned on your strict compliance with the requirements of Article 13 of the North Carolina Business Corporation Act. The full text of that statute is attached as Appendix B to this proxy statement/prospectus.

You may revoke your proxy at any time prior to or at the meeting by written notice to Randolph Bank, by executing a proxy bearing a later date, or by attending the meeting and voting in person.

If you have any questions or need assistance voting your shares, please contact Laurence J. Trapp, Executive Vice President and Chief Financial Officer of Randolph Bank, at (336) 625-1000.

By Order of the Board of Directors,

C. Michael Whitehead, Jr.
President

Asheboro, North Carolina
[•], 2013

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about BNC from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain those documents incorporated by reference into this proxy statement/prospectus by accessing the Securities and Exchange Commission’s website maintained at http://www.sec.gov or by requesting copies in writing or by telephone from Drema Michael, SVP, Investor and Corporate Relations, at 3980 Premier Drive, High Point, North Carolina 27265, telephone: (336) 869-9200.

You will not be charged for any of these documents that you request. If you would like to request documents from BNC, please do so by [•], 2013 in order to receive them before Randolph Bank’s special meeting of shareholders. BNC’s Internet address is http://www.bncbancorp.com and Randolph Bank’s Internet address is http://www.randolphbank.com. The information on our Internet sites is not a part of this proxy statement/prospectus.

See “Where You Can Find More Information” on page [•].

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission, which we refer to as the SEC, by BNC (File No. 333-[•]), constitutes a prospectus of BNC under Section 5 of the Securities Act of 1933, as amended, or the Securities Act, with respect to the shares of BNC common stock to be issued to Randolph Bank shareholders as required by the merger agreement. It also constitutes a notice of meeting with respect to the special meeting of Randolph Bank shareholders, at which Randolph Bank common stock and Series B and Series C Preferred Stock shareholders will be asked, among other items, to vote upon a proposal to approve the merger agreement.

You should rely only on the information contained or incorporated by reference into this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated [•], 2013. You should not assume that the information contained in, or incorporated by reference into, this document is accurate as of any date other than that date. Neither the mailing of this document to Randolph Bank shareholders nor the issuance by BNC of shares of common stock in connection with the merger will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding Randolph Bank has been provided by Randolph Bank and information contained in this document regarding BNC has been provided by BNC.

i

Randolph Bank’s Reasons for the Merger and Recommendation of the Randolph Bank Board of Directors	47
Opinion of Randolph Bank’s Financial Advisor	51
Randolph Bank’s Directors and Officers Have Financial Interests in the Merger	64
Public Trading Markets	70
Regulatory Approvals Required for the Merger	70
Accounting Treatment	71
Randolph Bank’s Shareholders Have Appraisal Rights	71
Restrictions on Sales of Shares by Certain Affiliates	76
Material U.S. Federal Income Tax Consequences of the Merger	76
THE MERGER AGREEMENT	83
Terms of the Merger	83
Cash or Stock Election	83
Closing and Effective Time of the Merger	85
Election Procedures	85
Board of Directors of BNC and the Bank	86
Conversion of Shares; Exchange of Certificates	86
Representations and Warranties	88
Covenants and Agreements	90
Commercially Reasonable Efforts of Randolph Bank to Obtain the Required Shareholder Vote	94
Agreement Not to Solicit Other Offers	94
Expenses and Fees	97
Employee Matters	98
Indemnification and Insurance	98
Conditions to Complete the Merger	99
Termination of the Merger Agreement	101
Effect of Termination	102
Amendment, Waiver and Extension of the Merger Agreement	102
DESCRIPTION OF BNC CAPITAL STOCK	103
Common Stock	103
Preferred Stock	106

ii

Certain Restrictions in the Amended Articles Having Potential Anti-Takeover Effect	107
COMPARISON OF SHAREHOLDERS’ RIGHTS FOR EXISTING RANDOLPH BANK SHAREHOLDERS	108
Authorized Capital	108
Annual Meetings of Shareholders	108
Special Meetings of Shareholders	108
Shareholder Nomination of Directors	109
Number of Directors	110
Director Qualifications	110
Classification of Directors	110
Removal of Directors	111
Voting Rights	111
Shareholders’ Right of Appraisal	112
North Carolina Shareholder Protection Act	112
Control Share Acquisition Act	112
Anti-Takeover Effect of Certain Provisions	113
Indemnification	113
INFORMATION ABOUT RANDOLPH BANK	114
General	114
Banking Market	114
Competition	114
Subsidiaries	115
Employees	115
Legal Proceedings	115
RANDOLPH BANK’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION	116
Forward-Looking Statements	116
Critical Accounting Policy	117
Recent Accounting Pronouncements	117
Comparison of Financial Condition at March 31, 2013 and December 31, 2012	117
Comparison of Results of Operations for the Three Months Ended March 31, 2013 and 2012	123

iii

Comparison of Financial Condition at December 31, 2012 and December 31, 2011	127
Comparison of Results of Operations for the Years Ended December 31, 2012 and 2011	142
Stock Option Plans	146
SUPERVISION AND REGULATION	147
Federal Bank Holding Company Regulation and Structure	147
Bank Merger Act	149
State Law	150
Emergency Economic Stabilization Act of 2008	151
Payment of Dividends and Other Restrictions	151
Capital Adequacy	152
Acquisitions	155
Branching	156
FDIC Insurance Assessments	156
Community Reinvestment Act	157
Consumer Protection Laws	158
Additional Legislative and Regulatory Matters	159
Fiscal and Monetary Policy	159
Federal Home Loan Bank System	160
Real Estate Lending Evaluations	160
Commercial Real Estate Concentrations	161
Limitations on Incentive Compensation	161
Economic Environment	162
Evolving Legislation and Regulatory Action	162
MANAGEMENT FOLLOWING THE MERGER	162
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF RANDOLPH BANK	163
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	164
PROPOSAL 2 - APPROVAL OF GOLDEN PARACHUTE COMPENSATION ON AN ADVISORY, NON-BINDING BASIS	173
PROPOSAL 3 - PROPOSAL TO ADJOURN THE RANDOLPH BANK SPECIAL MEETING	174

iv

LEGAL MATTERS	174
EXPERTS	174
WHERE YOU CAN FIND MORE INFORMATION	175
FINANCIAL STATEMENTS OF RANDOLPH BANK & TRUST COMPANY	F-1

Appendix A – Merger Agreement	A-1
Appendix B – Article 13 of the North Carolina Business Corporation Act	B-1
Appendix C – Opinion of Sandler O’Neill & Partners, L.P.	C-1

v

QUESTIONS AND ANSWERS ABOUT THE RANDOLPH BANK SPECIAL MEETING

The following are some questions that you, as a shareholder of Randolph Bank, may have regarding the merger agreement, the merger and the other matters being considered at the special meeting and the answers to those questions. BNC, the Bank and Randolph Bank urge you to read carefully the remainder of this document because the information in this section does not provide all the information that might be important to you with respect to the merger and the other matters being considered at the special meeting. Additional important information is also contained in the appendices to this document.

Q:	Why am I receiving this document?

A:	BNC, the Bank and Randolph Bank have agreed to the merger of Randolph Bank with and into the Bank, or the merger, pursuant to the terms of the merger agreement that is described in this document. A copy of the merger agreement is attached to this proxy statement/prospectus as Appendix A.

In order to complete the merger, North Carolina law requires that shareholders of Randolph Bank entitled to vote at the special meeting must vote to approve the merger agreement. In addition, Randolph Bank shareholders entitled to vote at the special meeting will be asked to vote on a proposal to adjourn the special meeting to a later date or dates, if necessary or appropriate, including to solicit additional proxies to approve the proposals set forth herein. Randolph Bank common stock shareholders will also be asked to vote on a proposal to approve golden parachute compensation on an advisory, non-binding basis.

This document contains important information about the merger and the Randolph Bank special meeting of shareholders, and you should read it carefully. The enclosed proxy card and voting materials allow you to vote your shares without actually attending the special meeting.

Your vote is important. We encourage you to vote as soon as possible.

Q:	When and where will the special meeting be held?

A:	The Randolph Bank special meeting will be held at [•], North Carolina, on [•], 2013 at [•], local time.

Q:	How do I vote?

A:	If you are a shareholder of record of Randolph Bank as of the record date that is entitled to vote at the special meeting, you may vote in person by attending the Randolph Bank special meeting or by signing, dating, and returning the enclosed proxy card in the postage-paid envelope provided. However, even if you expect to attend the meeting, you are requested to complete, sign, and date the enclosed appointment of proxy and return it in the envelope provided for that purpose to ensure that a quorum is present at the meeting. Randolph Bank common stock shareholders may also vote by Internet or telephone by following the instructions contained on the enclosed proxy card. The giving of an appointment of proxy will not affect your right to revoke it or to attend the meeting and vote in person.

1

If you hold shares of Randolph Bank common stock in the name of a bank, broker or other nominee, please follow the voting instructions provided by your bank, broker or other nominee to ensure that your shares are represented and voted at the Randolph Bank special meeting.

Q:	What vote is required to approve each proposal?

A:	The proposal at the Randolph Bank special meeting to approve the merger agreement requires the affirmative vote of a majority of all shares of Randolph Bank common stock entitled to vote at the Randolph Bank special meeting and the affirmative vote of two-thirds of all shares of each of Randolph Bank’s Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series B, or the Series B Preferred Stock, and Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series C, or the Series C Preferred Stock (the Series B Preferred Stock and the Series C Preferred Stock are collectively referred to in this proxy statement/prospectus as the CPP Preferred Stock).

The advisory vote to approve golden parachute compensation requires the affirmative vote of the holders of a majority of the shares of common stock cast on the matter.

The special meeting may be adjourned to a later date or dates, if necessary or appropriate, including to solicit additional proxies to approve the merger agreement. The affirmative vote of the holders of a majority of the shares of common stock cast on the matter at the special meeting is required to adjourn such meeting. Additionally, the affirmative vote of the holders of a majority of the shares of CPP Preferred Stock cast on the matter at the special meeting, with each series of CPP Preferred Stock voting as a separate voting group, is required to adjourn the special meeting.

The directors of Randolph Bank have agreed, in writing, to vote their shares in support of the merger and the merger agreement. As of June 1, 2013, such directors and their affiliates are entitled to vote approximately 7.36% of the shares of the Randolph Bank common stock outstanding. As of June 1, 2013, directors and executive officers of Randolph Bank and their affiliates are entitled to vote approximately 9.19% of the shares of the Randolph Bank common stock outstanding.

Q:	How does the board of directors of Randolph Bank recommend that I vote on each proposal?

A:	The Randolph Bank board of directors recommends that you vote “FOR” approval of the merger agreement, “FOR” the proposal to approve golden parachute compensation on an advisory, non-binding basis, and “FOR” the proposal to adjourn the special meeting to a later date or dates, if necessary or appropriate.

2

Q:	How many votes do I have?

A:	You are entitled to one vote for each share of Randolph Bank common stock that you owned as of the record date. Holders of the CPP Preferred Stock are also entitled to one vote for each share of CPP Preferred Stock that such holders owned as of the record date.

Q:	What will happen if I fail to vote or I abstain from voting?

A:	If you are a Randolph Bank shareholder and you fail to vote, fail to instruct your bank, broker or other nominee to vote or abstain from voting, it will have the same effect as a vote against the proposal to approve the merger agreement. With respect to Randolph Bank common stock shareholders, and assuming a quorum (that is, holders of at least a majority of the outstanding shares of common stock of Randolph Bank as of the record date) is present, an abstention or the failure to vote, however, will have no effect on the proposal to approve golden parachute compensation on an advisory, non-binding basis or on the proposal to approve the adjournment of the special meeting, if necessary or appropriate.

Q:	If my shares of Randolph Bank are held in street name by my broker, bank or other nominee, will my broker, bank or other nominee automatically vote my shares for me?

A:	No. If you hold your shares in a stock brokerage account or if your shares are held by a bank or other nominee (that is, in street name), your broker, bank or other nominee will not vote your shares of capital stock unless you provide instructions to your broker, bank or other nominee on how to vote. You should instruct your broker, bank or other nominee to vote your shares by following the instructions provided by the broker, bank or nominee with this proxy statement/prospectus. Please note that you may not vote shares held in street name by returning a proxy card directly to Randolph Bank or by voting in person at the special meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker or nominee.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:	If you sign, date, and return your proxy card without indicating how to vote on any particular proposal, the Randolph Bank capital stock represented by your proxy will be voted in favor of that proposal.

Q:	What if I fail to submit my proxy card or I fail to instruct my broker, bank or other nominee to vote?

A:	If you fail to properly submit your proxy card or otherwise vote as instructed on the proxy card, or if you fail to properly instruct your broker, bank or other nominee to vote your shares of capital stock and you do not attend the Randolph Bank special meeting and vote your shares in person, your shares will not be voted. This will have the same effect as a vote against approval of the merger agreement, but will have no effect on the proposal to approve golden parachute compensation on an advisory, non-binding basis or the proposal to adjourn the special meeting to a later date or dates, if necessary or appropriate.

3

Q:	Can I change my vote after I have returned a proxy or voting instruction card?

A:	Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can do this in one of three ways:

•	you can send a signed notice of revocation;

•	you can grant a new, valid proxy bearing a later date; or

•	if you are a holder of record, you can attend the special meeting and vote in person, which will automatically cancel any proxy previously given, or you may revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, you must submit your notice of revocation or your new proxy to the Secretary of Randolph Bank no later than the beginning of the special meeting. If your Randolph Bank shares are held in street name by your bank, broker or other nominee, you should follow the directions you receive from your bank, broker or other nominee to change your voting instructions, or contact your broker, bank or other nominee if no such instructions are provided.

Q:	What will I receive in the merger?

A:	Each share of Randolph Bank common stock can be exchanged for either: (i) cash in the amount of $10.00 per share or (ii) shares of BNC common stock, or a combination thereof. Twenty percent of the Randolph Bank common stock to be converted will be exchanged for cash and the remaining eighty percent will be exchanged for BNC common stock. The amount of BNC common stock to be exchanged for each share of Randolph Bank common stock will be determined by dividing $10.00 by the 20-day BNC VWAP immediately prior to closing. If the BNC VWAP is greater than $11.50 or less than $8.50, the exchange ratio shall equal 0.870 and 1.176 shares of BNC common stock, respectively. BNC will issue between 727,144 and 982,898 shares of BNC common stock in connection with the merger. BNC will not issue fractional shares in the merger. Instead, you will receive a cash payment, without interest, for the value of any fraction of a share of BNC common stock that you would otherwise be entitled to receive. Each outstanding share of BNC common stock will remain outstanding after the merger.

If you are a holder of Randolph Bank preferred stock, which would include Randolph Bank’s Series A Non-Cumulative Perpetual Preferred Stock, or the Series A Preferred Stock, and the two series of CPP Preferred Stock, you will be entitled to receive cash in the amount of $1,000 per share for each share of preferred stock that you own.

4

Q:	Am I assured of receiving the exact form of consideration I elect to receive?

A:	No. The amount of cash to be paid in the merger is fixed and the number of shares of BNC common stock to be issued to common stock shareholders will not exceed 982,898 shares. Accordingly, there is no assurance that you will receive the form of consideration you elect with respect to all of your shares of Randolph Bank common stock. If the elections of all Randolph Bank common stock shareholders result in an oversubscription of cash or of BNC common stock, the exchange agent will allocate the consideration Randolph Bank shareholders will receive between cash and BNC common stock. For a discussion of the allocation procedures, see “The Merger Agreement—Cash or Stock Election.” Unless you only receive cash for your shares of Randolph Bank common stock, the value of the merger consideration you receive may fluctuate depending on the current market price of BNC common stock. Randolph Bank shareholders may obtain up-to-date information concerning the implied value of the merger consideration by contacting Laurence J. Trapp, Executive Vice President and Chief Financial Officer, at (336) 625-1000.

Q:	What happens if I don’t make an election for cash or shares of BNC common stock?

A:	If you, as a holder of Randolph Bank common stock, fail to make an election prior to the election deadline, the exchange agent will have the discretion to determine the type of consideration you will receive in exchange for your shares of Randolph Bank common stock. The type of consideration you will receive will be determined by the type of consideration other Randolph Bank shareholders elect to receive so that, in total, 80% of the total outstanding shares of Randolph Bank common stock will be exchanged for shares of BNC common stock and 20% of the total outstanding shares of Randolph Bank common stock will be exchanged for cash. For more information concerning the merger consideration, election procedures and allocation procedures, see “The Merger Agreement—Terms of the Merger” and “—Cash or Stock Election.” If you make an election prior to the election deadline and subsequently transfer record ownership of your shares before the completion of the merger, the exchange agent will treat those shares as if no election had been made with respect to them, unless the new record owner of your shares makes a new election prior to the election deadline.

Q:	Do I need to do anything with my shares of Randolph Bank common stock now?

A:	No. Please do not send in your Randolph Bank stock certificates with your proxy card. If the merger is approved, then you will be sent a letter of transmittal that will include instructions for sending in your Randolph Bank stock certificates.

Q:	Am I entitled to appraisal rights or similar rights?

A:	Yes. Under North Carolina law, Randolph Bank shareholders may exercise their rights as objecting shareholders to demand payment of the fair value of their shares of Randolph Bank common stock in connection with the merger. These rights are occasionally referred to as “appraisal rights” in this proxy statement/prospectus. The provisions of North Carolina law governing appraisal rights are complex, and you should study them carefully if you wish to exercise these rights. Multiple steps must be taken to properly exercise and perfect such rights. A copy of Sections 55-13-01 through 55-13-31 of the North Carolina Business Corporation Act, or the NCBCA, is included with this proxy statement/prospectus as Appendix B.

5

Q:	What are the material United States federal income tax consequences of the merger to shareholders?

A:	In general, for U.S. federal income-tax purposes, holders of Randolph Bank common stock are not expected to recognize a gain or loss on the exchange of their Randolph Bank common stock to the extent of BNC common stock received. This expectation, however, is based on the assumption that the merger qualifies as a nontaxable “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code. If the aggregate value of the BNC common stock that Randolph Bank shareholders receive at closing is not at least 40% of the aggregate value of the total merger consideration received by Randolph Bank common and preferred stock shareholders, then the merger may not qualify as a nontaxable reorganization. The receipt of cash consideration by Randolph Bank shareholders is expected to be taxable to the extent of such cash consideration received.

Randolph Bank shareholders are urged to consult their tax advisors for a full understanding of the tax consequences of the merger to them because tax matters are very complicated and may depend on a shareholder’s individual tax circumstances. See “Proposal 1—Approval of the Merger Agreement—Material U.S. Federal Income Tax Consequences of the Merger” beginning at page [•], including the discussion regarding the merger potentially not qualifying as a reorganization for federal income tax purposes.

Q:	When do you expect the merger to be completed?

A:	BNC, the Bank and Randolph Bank are working to complete the merger as soon as possible, and expect to complete the merger in the third quarter of 2013. However, the merger is subject to various federal and state regulatory approvals and other conditions, in addition to approval by Randolph Bank shareholders, and it is possible that factors outside the control of both companies could result in the merger being completed at a later time, or not at all.

Q:	What do I need to do now?

A:	Carefully read and consider the information contained in this document, including its appendices. After you have carefully read these materials, as soon as possible either (i) indicate on the attached proxy card how you want your shares to be voted, then sign, date and mail the proxy card in the enclosed postage-paid envelope, or (ii) if you hold your shares in street name, follow the voting instructions provided by your bank, broker or other nominee to direct it how to vote your shares, so that your shares may be represented and voted at the special meeting.

6

Q:	Whom should I call if I have any questions?

A:	Randolph Bank shareholders who have questions about the merger or the other matters to be voted on at the special meeting or desire additional copies of this document or additional proxy cards should contact:

Laurence J. Trapp
Executive Vice President and
Chief Financial Officer
Randolph Bank
175 North Fayetteville Street
Asheboro, North Carolina 27203
Phone: (336) 625-1000
Fax: (336) 625-3850

7

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that may be important to you. We urge you to read carefully the entire document and the other documents we refer you to so that you may fully understand the merger and the related transactions. In addition, we incorporate by reference into this proxy statement/prospectus important business and financial information about BNC Bancorp. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” on page [•]. Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail. Unless otherwise indicated in this proxy statement/prospectus or the context otherwise requires, all references in this proxy statement/prospectus to “BNC” refer to BNC Bancorp, all references to the “Bank” refer to Bank of North Carolina, BNC’s wholly owned subsidiary, all references to BNC’s common stock refer to BNC’s voting common stock, and all references to “Randolph Bank” refer to Randolph Bank & Trust Company.

The Companies

BNC Bancorp

BNC Bancorp
3980 Premier Drive
High Point, North Carolina 27265
Telephone: (336) 869-9200

BNC was incorporated under the laws of the State of North Carolina on September 19, 2002 to serve as a one-bank holding company of the Bank. BNC is registered with the Board of Governors of the Federal Reserve System, or the FRB, under the Bank Holding Company Act of 1956, as amended, or the BHCA, and the bank holding company laws of North Carolina. BNC’s only business at this time is owning the Bank and its primary source of income is any dividends that are declared and paid by the Bank on its capital stock.

The Bank is a full service commercial bank that was incorporated under the laws of the State of North Carolina on November 15, 1991 and opened for business on December 3, 1991. The Bank provides a wide range of banking services tailored to the particular banking needs of the communities it serves. It is principally engaged in the business of attracting deposits from the general public and using such deposits, together with other funding from the Bank’s lines of credit, to make primarily consumer and commercial loans. The Bank has pursued a strategy that emphasizes its local affiliations. This business strategy stresses the provision of high quality banking services to individuals and small to medium-sized local businesses. Specifically, the Bank makes business loans secured by real estate, personal property and accounts receivable; unsecured business loans; consumer loans, which are secured by consumer products, such as automobiles and boats; unsecured consumer loans; commercial real estate loans; and other loans. The Bank also offers a wide range of banking services, including checking and savings accounts, commercial, installment and personal loans, safe deposit boxes, and other associated services.

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As of March 31, 2013, BNC had consolidated assets, deposits and shareholders’ equity of approximately $2.93 billion, $2.51 billion and $284.1 million, respectively. BNC’s common stock is listed and traded on The NASDAQ Capital Market under the symbol “BNCN.” Additional information about BNC is included in documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” on page [•] for a description of where you can find this information.

Randolph Bank (see page [•])

Randolph Bank & Trust Company
175 North Fayetteville Street
Asheboro, North Carolina 27203
Telephone: (336) 625-1000

Randolph Bank is a North Carolina chartered commercial bank that was organized in 1978. Its deposits are insured by the Deposit Insurance Fund, or the DIF, of the Federal Deposit Insurance Corporation, or the FDIC, to the maximum amount permitted by law. Randolph Bank is focused on community-oriented banking through localized lending, core deposit funding, conservative balance sheet management, and stable growth.

Randolph Bank’s operations are primarily retail-oriented and directed toward individuals and small and medium-sized businesses located in its banking market. While its deposits and loans are derived primarily from customers in its banking market, it also makes loans and has deposit relationships with individual and business customers in areas surrounding its immediate banking market. Randolph Bank provides most traditional commercial and consumer banking services, but its primary source of revenue is interest income it derives from its lending activities.

In addition to its principal executive office in Asheboro, Randolph Bank operates three full-service banking offices in Randolph County, North Carolina and two offices in Alamance County, North Carolina.

As of March 31, 2013, Randolph Bank had total assets, deposits and shareholders’ equity of approximately $302 million, $270 million and $26 million, respectively. Randolph Bank’s common stock is quoted on the OTCQB under the symbol “RDBN.” See “Information about Randolph Bank.”

The Special Meeting of Randolph Bank Shareholders

Date, Time and Place (see page [•])

Randolph Bank will hold its special meeting of shareholders on [•], 2013 at [•] local time, at [•], North Carolina. The Randolph Bank board of directors has set the close of business on [•], 2013 as the record date for determining shareholders entitled to notice of, and to vote at, the special meeting. As of [•], 2013, there were [1,044,748] shares of Randolph Bank common stock outstanding.

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Matters to be Considered at the Special Meeting (see page [•])

Randolph Bank common stock and CPP Preferred Stock shareholders will be asked to vote on a proposal to approve the merger agreement pursuant to which Randolph Bank will merge with and into the Bank and a proposal to adjourn the meeting to a later date or dates, if necessary or appropriate, including to solicit additional proxies to approve the merger agreement. Randolph Bank common stock shareholders will also be asked to vote on a proposal to approve golden parachute compensation on an advisory basis and any other business that properly arises during the special meeting or any adjournment or postponement thereof.

Under the terms of the merger agreement, BNC will acquire Randolph Bank by merging Randolph Bank with and into the Bank. Randolph Bank will cease to exist as a separate entity. A copy of the merger agreement is attached to this document as Appendix A.

The Randolph Bank Board of Directors Recommends Shareholder Approval of the Merger Agreement (see page [•]).

The Randolph Bank board of directors believes that the merger is in the best interests of its shareholders and Randolph Bank, and recommends that you vote “FOR” approval of the merger agreement. For the factors considered by Randolph Bank board of directors in reaching its decision to approve the merger agreement, see “Proposal 1—Approval of the Merger Agreement— Randolph Bank’s Reasons for the Merger and Recommendation of the Randolph Bank Board of Directors.”

Consideration Payable to Randolph Bank Common Stock Shareholders (see page [•]).

Randolph Bank shareholders may elect to receive merger consideration in the form of (i) cash in the amount of $10.00 per share or (ii) shares of BNC common stock. Twenty percent of the Randolph Bank common stock to be converted will be exchanged for cash and the remaining eighty percent will be exchanged for BNC common stock. The amount of BNC common stock to be exchanged for each share of Randolph Bank common stock will be determined by dividing $10.00 by the 20-day BNC VWAP immediately prior to closing. If the BNC VWAP is greater than $11.50 or less than $8.50, the exchange ratio shall equal 0.870 and 1.176 shares of BNC common stock, respectively. BNC will issue between 727,144 and 982,898 shares of BNC common stock in connection with the merger.

The value of the common stock merger consideration to be paid in the form of shares of BNC common stock will fluctuate with the market price of BNC common stock. At any market price per share of BNC common stock greater than $11.50, the value per share of Randolph Bank common stock of the stock portion of the merger consideration will be greater than the $10.00 per share cash portion of the merger consideration. Conversely, at any market price per share of BNC common stock less than $8.50, the value per share of Randolph Bank common stock of the stock portion of the merger consideration will be less than the $10.00 per share cash portion of the merger consideration.

The type of merger consideration received by Randolph Bank shareholders will affect the tax treatment of the merger consideration. See below for more information regarding the tax consequences of the merger. The following table shows the implied value of the stock portion of the merger consideration payable in respect of one share of Randolph Bank common stock at various market prices of BNC common stock.

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Market Price of BNC Common Stock			BNC VWAP Preceding and Inclusive of Such Date			Implied Value of Stock Portion of the Merger Consideration
$	[•	](1)	$	[•	]	$	[•	]
	$10.81	(2)		$10.56			$10.19
$	[•	](3)	$	[•	]	$	[•	]

(1)  High stock price since the execution of the merger agreement.

(2)  Closing stock price on May 31, 2013, the date of execution of the merger agreement.

(3)  Low stock price since the execution of the merger agreement.

There is no maximum or minimum price of BNC common stock at which Randolph Bank or BNC may unilaterally terminate the merger agreement. Therefore, the market value of the shares of BNC common stock that Randolph Bank shareholders receive at completion of the merger could vary significantly from the values indicated in the table above.

Because the merger agreement generally provides that 80% of the total number of shares of Randolph Bank common stock outstanding at the time of closing will be exchanged for BNC common stock and the remaining 20% of the outstanding shares will be exchanged for cash, a Randolph Bank shareholder may actually receive a combination of cash and shares of BNC common stock that is different than what that shareholder elects, depending on the elections made by other Randolph Bank common stock shareholders. Cash will be paid in lieu of any fractional share of BNC common stock. All elections will be subject to the allocation procedures described in the merger agreement. Randolph Bank common stock shareholders may make a different election with respect to each share of Randolph Bank stock they hold. Randolph Bank shareholders may obtain up-to-date information concerning the implied value of the merger consideration by contacting Laurence J. Trapp, Chief Financial Officer, at (336) 625-1000.

Election of Cash or Stock Consideration (see page [•]).

Within three business days after the effective time of the merger, BNC will send an election form to Randolph Bank common stock shareholders that you may use to indicate whether your preference is to receive cash, BNC common stock or a combination of cash and BNC common stock, or whether you have no preference for your shares of Randolph Bank common stock. You should not send in your stock certificate(s) until after the merger is effective. When the merger becomes effective, all holders of Randolph Bank capital stock will receive a letter of transmittal with instructions from the exchange agent regarding sending in your stock certificate(s) in exchange for the merger consideration.

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The merger agreement contains allocation and proration provisions that are designed to ensure that 80% of the outstanding shares of common stock of Randolph Bank will be exchanged for shares of BNC common stock and the remaining 20% of the outstanding shares of common stock of Randolph Bank will be exchanged for cash. Therefore, if Randolph Bank common stock shareholders elect to receive BNC common stock for more than 80% of the outstanding shares of Randolph Bank common stock, the amount of BNC common stock that each such shareholder will be entitled to receive from BNC will be reduced by the exchange agent on a pro rata basis. As a result, these Randolph Bank shareholders will receive cash consideration for any shares of Randolph Bank common stock for which they do not receive BNC common stock.

Similarly, if Randolph Bank shareholders elect to receive cash for more than 20% of the outstanding shares of Randolph Bank common stock, the amount of cash that each such shareholder will be entitled to receive from BNC will be reduced by the exchange agent on a pro rata basis. As a result, such shareholders will receive BNC common stock for any Randolph Bank common stock shares for which they do not receive cash.

If you do not make an election, you will be allocated either cash or shares of BNC common stock, or a combination of cash and shares of BNC common stock, depending on the elections made by other Randolph Bank common stock shareholders. If you make an election before the election deadline but transfer record ownership of your shares before the completion of the merger, those shares will be treated as if no election had been made with respect to them, unless the new record owner makes a new election prior to the election deadline.

The Common Stock Merger Consideration is Fair from a Financial Point of View According to Sandler O’Neill & Partners, L.P. (see page [•]).

Sandler O’Neill & Partners, L.P., or Sandler O’Neill, delivered a written opinion to the Randolph Bank board of directors that, as of May 30, 2013, and subject to the qualifications and limitations on the review by Sandler O’Neill in rendering its opinion, the common stock merger consideration to be received by Randolph Bank shareholders pursuant to the terms of the merger agreement is fair, from a financial point of view, to Randolph Bank common stock shareholders. The opinion is attached to this proxy statement/prospectus as Appendix C. You should read the entire opinion carefully in connection with your consideration of the proposed merger. The opinion is directed to Randolph Bank’s board of directors and does not constitute a recommendation to any holder of Randolph Bank common stock as to how any shareholder should vote on any of the proposals to be considered at the special meeting.

Approval of a Majority of all Shares of Randolph Bank Common Stock Entitled to Vote at the Special Meeting and Two-Thirds of all Shares of CPP Preferred Stock Entitled to Vote at the Special Meeting is Required for the Merger (see page [•]).

Approval of holders of a majority of all shares of Randolph Bank common stock entitled to vote at the special meeting and two-thirds of all shares of CPP Preferred Stock entitled to vote at the special meeting is required to approve the merger agreement. Each holder of shares of Randolph Bank common stock or CPP Preferred Stock outstanding on the record date will be entitled to one vote for each share held. The votes required for approval of the merger agreement are percentages of all outstanding shares of Randolph Bank common stock and CPP Preferred Stock. Therefore, abstentions, failures to vote and broker non-votes will have the same effect as votes against approval of the merger agreement. As of June 1, 2013, the U.S. Department of the Treasury, or Treasury, owns all of the outstanding shares of CPP Preferred Stock.

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Public Trading Markets and Share Information (see page [•]).

BNC common stock is listed on NASDAQ under the symbol “BNCN.” Randolph Bank common stock is quoted on the OTCQB under the symbol “RDBN.” The following table shows the closing sale prices of BNC common stock and Randolph Bank common stock as reported on NASDAQ and on the OTCQB, respectively, on May 30, 2013, the last trading day before we announced the merger, and on [•], 2013, the last practicable trading day before the distribution of this proxy statement/prospectus. This table also shows the implied value of the merger consideration proposed for each share of Randolph Bank common stock, which we calculated by assuming (1) 80% of each share of Randolph Bank common stock is converted into BNC common stock (with the value of a full Randolph Bank share for this purpose calculated by multiplying the closing price of BNC common stock on those dates by the respective exchange ratios of 0.950 and [•] (using the 20-day BNC VWAP preceding and inclusive of such dates) and (2) the remaining 20% of each such share is converted into cash (based on a price per Randolph Bank share equal to $10.00). BNC will issue a maximum of 982,898 shares of its common stock in connection with the merger.

	BNC Common Stock			Randolph Bank Common Stock			Implied Value per Share of Randolph Bank Common Stock

At May 30, 2013		$10.73			$6.60			$10.15
At [•], 2013	$	[•	]	$	[•	]	$	[•	]

The market price of BNC’s common stock (and the BNC VWAP) will fluctuate between the date of this proxy statement/prospectus and the date on which the merger takes place, as well as after completion of the merger. Randolph Bank shareholders are urged to obtain current market quotations for BNC’s common stock and the BNC VWAP. Randolph Bank shareholders may obtain up-to-date information concerning the implied value of the merger consideration by contacting Laurence J. Trapp, Executive Vice President and Chief Financial Officer, at (336) 625-1000. No assurance can be given as to the market price of BNC’s common stock at the time of the merger or thereafter.

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Randolph Bank Directors have entered into Support Agreements (see page [•]).

In consideration of BNC agreeing to enter into the merger agreement, the directors of Randolph Bank have agreed to vote their shares of Randolph Bank common stock in favor of the merger and not to support any other merger or acquisition proposal by a third party. A copy of the form of this support agreement is attached as Exhibit A to the merger agreement attached to this proxy statement/prospectus as Appendix A. Because the Randolph Bank directors collectively are entitled to vote approximately 7.36% of the outstanding shares of Randolph Bank common stock, these support agreements may have the effect of discouraging a competing offer to acquire Randolph Bank.

Randolph Bank Directors and Executive Officers may have Interests in the Merger that Differ from Interests of Randolph Bank Shareholders (see page [•]).

Randolph Bank’s directors and executive officers have economic interests in the merger that are different from, or in addition to, their interests as Randolph Bank shareholders. The Randolph Bank board of directors considered these interests in its decision to adopt and approve the merger agreement and to recommend approval of the merger agreement to Randolph Bank shareholders. Some of the interests of the directors and executive officers of Randolph Bank include:

•	In connection with the merger, each of C. Michael Whitehead, Jr., President of Randolph Bank and Laurence J. Trapp, Chief Financial Officer, Chief Operating Officer and Chief Credit Officer of Randolph Bank, are expected to enter into release agreements to voluntarily terminate their rights under various agreements. In connection with the voluntary termination of these agreements, the executives will receive the following payments: Mr. Whitehead – $525,000 and Mr. Trapp – $700,000.

•	BNC will generally indemnify and will provide liability insurance to each officer and director of Randolph Bank against certain liabilities arising from their acts or omissions before the merger, for a period of six years following the effective time of the merger in coverage amounts that can be purchased for up to 150% of the current annual premium of Randolph Bank’s liability insurance.

Randolph Bank’s board of directors was aware of these interests and considered them in approving and recommending the merger.

Conditions Must be Satisfied Before the Merger Will be Completed (see page [•]).

Currently, we expect to complete the merger in the third quarter of 2013. As more fully described in this proxy statement/prospectus and in the merger agreement, the completion of the merger depends on the approval of the merger agreement by Randolph Bank shareholders entitled to vote at the Randolph Bank special meeting and receipt of the required regulatory approvals, in addition to satisfaction of, or where legally permissible, waiver of, other customary conditions. We cannot be certain when, or if, the conditions to the merger will be satisfied or, where permissible, waived, or that the merger will be completed.

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Regulatory Approval or Non-Objection Must Be Obtained Before the Merger Will be Completed (see page [•]).

BNC and Randolph Bank have agreed to use reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. These approvals include approval from the FDIC and other federal and state regulatory authorities. BNC and Randolph Bank have filed, or are in the process of filing, applications and notifications to obtain the required regulatory approvals. In obtaining the required regulatory approvals, BNC is not required to agree to any restriction or condition that would have a material adverse effect on Randolph Bank or BNC, measured on a scale relative to Randolph Bank. Although we do not know of any reason why we cannot obtain these regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them. Approval or non-objection by the regulators does not constitute an endorsement of the merger or a determination that the terms of the merger are fair to Randolph Bank shareholders.

Termination of the Merger Agreement (see page [•]).

The merger agreement may be terminated by mutual consent, or by either BNC or Randolph Bank if the merger has not occurred by December 31, 2013, and under other limited circumstances described in the merger agreement and which are described in further detail later in this proxy statement/prospectus.

Randolph Bank will be required to pay BNC a termination fee in the amount of $400,000, plus up to $150,000 of BNC’s out-of-pocket legal and due diligence expenses in connection with the proposed transaction, if Randolph Bank enters into or closes on an acquisition agreement with respect to an Alternative Transaction (as defined in the merger agreement and described in greater detail under “The Merger Agreement—Agreement Not to Solicit Other Offers”) if either:

•	the merger agreement is duly terminated by BNC and before such termination, an Alternative Transaction with respect to Randolph Bank was commenced, publicly proposed or publicly disclosed (or an Alternative Proposal (as defined in the merger agreement and described in greater detail under “The Merger Agreement—Agreement Not to Solicit Other Offers”) was received) and within 12 months after such termination, Randolph Bank entered into a definitive agreement relating to an Alternative Transaction or consummated an Alternative Transaction; or

•	after receiving an Alternative Proposal, Randolph Bank’s board of directors does not take action to convene the special meeting of Randolph Bank’s shareholders to approve the merger agreement and the merger and/or recommend that the Randolph Bank shareholders approve the merger agreement and the merger, and within 12 months of receiving the Alternative Proposal, Randolph Bank has entered into a definitive written agreement relating to an Alternative Transaction or consummated an Alternative Transaction.

Rights of BNC Shareholders Differ from those of Randolph Bank Shareholders (see page [•]).

When the merger is completed, Randolph Bank shareholders who receive BNC common stock as consideration in the merger will become BNC shareholders. The rights of BNC shareholders differ from the rights of Randolph Bank shareholders in certain important ways. Most of these have to do with provisions in BNC’s articles of incorporation and bylaws that differ from those of Randolph Bank.

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Randolph Bank Shareholders Have Appraisal Rights in Connection with the Merger (see page [•]).

Randolph Bank shareholders are entitled to exercise appraisal rights with respect to the merger and, if the merger is completed and they perfect their appraisal rights, to receive payment in cash for the fair value of their shares of Randolph Bank common stock or preferred stock, as the case may be. In general, to preserve their appraisal rights, holders of shares of common stock or CPP Preferred Stock of Randolph Bank who wish to exercise these rights must:

•	be entitled to vote on the merger;

•	deliver to Randolph Bank, at or before Randolph Bank’s special meeting of shareholders, written notice of the shareholder’s intent to demand payment if the merger is effectuated;

•	not vote their shares for approval of the merger agreement; and

•	comply with the other procedures set forth in Sections 55-13-01 through 55-13-31 of the NCBCA.

Holders of Randolph Bank’s Series A Preferred Stock that desire to assert appraisal rights with respect to such shares are not required to provide written notice of such shareholder’s intent to demand payment if the plan of merger is effected; however, such holders of Series A Preferred Stock must not vote any shares of any other class or series that such holder may own in favor of the plan of merger or return a signed proxy which not does not specify a vote against the plan of merger or contain a direction to abstain.

The text of Sections 55-13-01 through 55-13-31 of the NCBCA governing appraisal rights is included with this proxy statement/prospectus as Appendix B. Failure to comply with the procedures described in Appendix B will result in the loss of appraisal rights under the NCBCA. We urge you to carefully read the text of Sections 55-13-01 through 55-13-31 of the NCBCA governing appraisal rights.

Randolph Bank Has Agreed not to Solicit Alternative Transactions (see page [•]).

In the merger agreement, Randolph Bank has agreed not to solicit, initiate, encourage, facilitate (including by way of furnishing information) or take any other action designed to facilitate any inquiries or proposals for an acquisition transaction involving Randolph Bank by any party other than BNC. This restriction may deter other potential acquirers of control of Randolph Bank. However, Randolph Bank may take certain of these actions if its board of directors determines that it must do so in order to properly discharge its fiduciary duties following consultation with its legal counsel and financial advisors.

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Material Federal Income Tax Consequences of the Merger (see page [•]).

The merger is intended to qualify as a reorganization for U.S. federal income-tax purposes, and it is a condition to both BNC’s and Randolph Bank’s obligations to complete the merger that Randolph Bank receive a legal opinion to that effect. Assuming the merger qualifies as a reorganization, the merger generally will be tax free to you to the extent of BNC common stock you receive in the merger and taxable to you to the extent you receive cash as part of the merger. Shareholders should read the full description of the tax consequences of the merger contained at page [•], including the potential impact on the treatment of the merger as a fully taxable transaction if the aggregate value of the BNC common stock paid to Randolph Bank shareholders at closing is less than 40% of the total value of the aggregate merger consideration.

The federal income-tax consequences described above may not apply to all holders of Randolph Bank common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

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SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF BNC BANCORP

Set forth below are highlights derived from BNC’s unaudited consolidated financial statements as of and for the three months ended March 31, 2013 and 2012 and BNC’s audited consolidated financial statements as of and for the years ended December 31, 2008 through 2012. You should read this information in conjunction with BNC’s unaudited and audited consolidated financial statements and related notes incorporated by reference into this proxy statement/prospectus and from which this information is derived. See “Where You Can Find More Information” on page [•] for a description of where you can find this information.

Selected Financial Data
(dollars in thousands, except per share and non-financial information, shares in thousands)

	As of/For the Three Months Ended March 31,		As of / For the Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Operating Data:
Total interest income	$33,151	$27,179	$113,515	$103,343	$95,010	$79,082	$71,034
Total interest expense	7,363	8,567	32,891	32,920	34,747	32,867	37,426
Net interest income	25,788	18,612	80,624	70,423	60,263	46,215	33,608
Provision for loan losses	4,115	5,179	22,737	18,214	26,382	15,750	7,075
Net interest income after provision for loan losses	21,673	13,433	57,887	52,209	33,881	30,465	26,533
Non-interest income	6,202	5,809	33,138	20,802	28,813	8,686	5,651
Non-interest expense	23,116	17,825	82,272	67,864	55,172	32,899	27,783
Income before income tax expense (benefit)	4,759	1,417	8,753	5,147	7,522	6,252	4,401
Income tax expense (benefit)	480	(308)	(1,700)	(1,783)	(204)	(285)	414
Net income	4,279	1,725	10,453	6,930	7,726	6,537	3,987
Less preferred stock dividends and discount accretion	529	601	2,404	2,404	2,196	1,984	142
Net income available to common shareholders	$3,750	$1,124	$8,049	$4,526	$5,530	$4,553	$3,845

Per Common Share Data:
Basic earnings per share	$0.14	$0.11	$0.48	$0.45	$0.62	$0.62	$0.53
Diluted earnings per share	0.14	0.11	0.48	0.45	0.61	0.62	0.52
Cash dividends declared	0.05	0.05	0.20	0.20	0.20	0.20	0.20
Book value	9.56	12.93	9.51	12.80	11.63	13.20	12.49
Tangible common book value (1)	8.36	9.75	8.20	9.60	8.49	9.43	8.69
Weighted average shares outstanding:
Basic	26,464	10,911	17,595	10,878	9,262	7,340	7,323
Diluted	26,476	10,920	17,599	10,894	9,337	7,348	7,396
Period-end common shares outstanding	26,472	9,114	24,650	9,101	9,053	7,342	7,350

Selected Period-End Balance Sheet Data:
Total assets	$2,929,191	$2,408,890	$3,083,788	$2,454,930	$2,149,932	$1,634,185	$1,572,876
Investment securities available-for-sale	342,606	241,335	341,539	282,174	352,824	360,459	416,398
Investment securities held-to-maturity	134,376	101,404	114,805	97,036	6,000	6,000	6,000
Portfolio loans	2,031,149	1,724,626	2,035,258	1,709,483	1,508,180	1,079,179	1,007,788
Allowance for loan losses	38,148	36,722	40,292	31,008	24,813	17,309	13,210
Goodwill	27,111	26,129	27,111	26,129	26,129	26,129	26,129
Deposits	2,508,149	2,116,472	2,656,309	2,118,187	1,828,070	1,349,878	1,146,013
Short-term borrowings	32,268	24,131	32,382	70,211	60,207	50,283	194,143
Long-term debt	85,506	93,713	88,173	93,713	97,713	100,713	105,713
Shareholders' equity	284,055	165,363	282,244	163,855	152,224	126,206	120,680

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	As of/For the Three Months Ended March 31,		As of / For the Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Selected Average Balances:
Total assets	$2,980,654	$2,415,639	$2,544,718	$2,208,525	$2,027,261	$1,617,744	$1,227,246
Investment securities	461,781	346,192	353,040	339,067	352,099	430,684	119,531
Total loans	2,037,683	1,704,459	1,813,899	1,561,257	1,359,107	1,026,635	981,069
Total interest-earning assets	2,650,229	2,112,991	2,244,423	1,936,069	1,799,324	1,496,230	1,116,766
Interest-bearing deposits	2,293,899	1,971,120	2,002,595	1,770,106	1,613,886	1,257,333	890,058
Total interest-bearing liabilities	2,414,395	2,096,744	2,126,818	1,914,179	1,765,391	1,418,935	1,063,171
Shareholders' equity	286,388	158,114	212,955	156,968	149,959	123,641	86,858

Selected Performance Ratios:
Return on average assets (2)	0.58%	0.29%	0.41%	0.31%	0.38%	0.40%	0.32%
Return on average common equity (3)	6.12%	4.09%	5.11%	4.12%	4.98%	4.81%	4.54%
Return on average tangible common equity (4)	7.33%	5.93%	6.57%	5.88%	7.89%	7.30%	7.85%
Net interest margin (5)	4.20%	3.80%	3.85%	3.93%	3.65%	3.39%	3.17%
Average equity to average assets	9.61%	6.55%	8.37%	7.11%	7.40%	7.64%	7.08%
Efficiency ratio (6)	68.67%	69.13%	68.85%	70.09%	58.38%	55.36%	67.66%
Dividend payout ratio	35.71%	45.45%	41.67%	44.44%	32.26%	32.26%	38.09%

Asset Quality Ratios:
Allowance for loan losses to period-end portfolio loans (7)	1.88%	2.13%	1.98%	1.81%	1.65%	1.60%	1.31%
Allowance for loan losses to nonperforming loans (8)	47.99%	41.76%	58.04%	33.44%	25.96%	90.86%	99.18%
Nonperforming assets to total assets (9)	4.48%	6.51%	3.93%	6.57%	6.29%	2.04%	1.17%
Net loan charge-offs, with covered portion, to average portfolio loans (10)	0.89%	0.78%	1.09%	1.14%	1.39%	1.13%	0.58%

Capital Ratios: (11)
Total risk-based capital	14.12%	11.76%	13.91%	11.51%	13.01%	12.79%	11.46%
Tier 1 risk-based capital	12.86%	10.20%	12.77%	9.99%	11.19%	10.87%	9.60%
Leverage ratio	9.19%	7.04%	9.71%	7.38%	7.42%	8.32%	8.44%

Other Data:
Number of full service banking offices	32	30	35	30	23	17	15
Number of limited service offices	-	1	-	1	1	1	1
Number of full time employee equivalents	533	442	541	442	358	249	221

(1) Tangible common book value per share is a non-GAAP financial measure that we believe provides management and investors with information that is useful in understanding our financial performance and condition. See “Reconciliation of Non-GAAP Financial Measures” below.

(2) Calculated by dividing net income by average assets.

(3) Calculated by dividing net income available to common shareholders by average common equity.

(4) Average tangible common equity is a non-GAAP financial measure that we believe provides management and investors with information that is useful in understanding our financial performance and condition. See “Reconciliation of Non-GAAP Financial Measures” below.

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(5) Calculated by dividing tax equivalent net interest income by average interest-earning assets. The tax equivalent adjustment was $5.7 million, $5.6 million, $5.4 million, $4.5 million, and $1.8 million for the years ended December 31, 2012, 2011, 2010, 2009, and 2008, respectively, and $1.7 million and $1.4 million for the quarters ended March 31, 2013 and 2012, respectively.

(6) Calculated by dividing non-interest expense by the sum of the tax equivalent net interest income and non-interest income.

(7) Includes loans covered under loss-share agreements of $248.9 million, $320.0 million and $309.3 million at December 31, 2012, 2011 and 2010, respectively, and $237.8 million and $307.1 million for the quarters ended March 31, 2013 and 2012, respectively.

(8) Nonperforming loans consist of nonaccrual loans and accruing loans greater than 90 days past due. Includes nonperforming loans covered under loss-share agreements of $47.0 million, $73.3 million and $69.3 million at December 31, 2012, 2011 and 2010, respectively, and $52.3 million and $70.4 million for the quarters ended March 31, 2013 and 2012, respectively.

(9) Nonperforming assets consist of nonperforming loans and other real estate owned. Includes nonperforming loans and other real estate owned covered under loss-share agreements of $70.1 million, $120.9 million and $85.1 million at December 31, 2012, 2011 and 2010, respectively, and $73.0 million and $114.1 million for the quarters ended March 31, 2013 and 2012, respectively.

(10) Net loan charge-offs include $14.5 million and $3.8 million of covered loans that are reimbursed 80% by the FDIC for the years ended December 31, 2012 and 2011, respectively, and $4.5 million and $2.5 million for the quarters ended March 31, 2013 and 2012, respectively.

(11) Capital ratios are for the Bank.

Reconciliation of Non-GAAP Financial Measures
(dollars in thousands, except per share data, shares in thousands)

	As of/For the Three Months Ended March 31,		As of / For the Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Tangible Common Book Value per Share:
Shareholders' equity (GAAP)	$284,055	$165,363	$282,244	$163,855	$152,224	$126,206	$120,680
Less: Preferred stock (GAAP)	30,855	47,518	47,878	47,398	46,918	29,304	28,878

Intangible assets (GAAP)	31,932	28,980	32,193	29,115	28,445	27,699	27,945
Tangible common shareholders' equity (non-GAAP)	221,268	88,865	202,173	87,342	76,861	69,203	63,857
Common shares outstanding	26,472	9,114	24,650	9,101	9,053	7,342	7,350
Tangible common book value per share (non-GAAP)	$8.36	$9.75	$8.20	$9.60	$8.49	$9.43	$8.69

Return on Average Tangible Common Equity:

Net income available to common shareholders (GAAP)	$3,750	$1,124	$8,049	$4,526	$5,530	$4,553	$3,845
Plus: Amortization of intangibles, net of tax (GAAP)	160	83	348	256	229	302	305
Tangible net income available to common shareholders (non-GAAP)	3,910	1,207	8,397	4,782	5,759	4,855	4,150

Average common shareholders' equity (non-GAAP)	248,548	110,654	157,471	109,810	101,104	94,352	80,922
Less: Average intangible assets (GAAP)	32,161	28,694	29,581	28,433	28,072	27,822	28,069
Average tangible common shareholders' equity (non-GAAP)	216,387	81,960	127,890	81,377	73,032	66,530	52,853
Return on average tangible common equity (non-GAAP)	7.33%	5.93%	6.57%	5.88%	7.89%	7.30%	7.85%

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SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The merger will be accounted for as an acquisition of Randolph Bank by BNC, through the Bank, under the acquisition method of accounting in accordance with FASB ASC Topic 805, “Business Combinations.” The unaudited pro forma condensed combined financial statements contained in this proxy statement/prospectus were prepared using the acquisition method of accounting. The following selected unaudited pro forma condensed combined statements of operations data of BNC for the three months ended March 31, 2013 and year ended December 31, 2012 have been prepared to give effect to the merger as if the merger had been completed on January 1, 2012. The unaudited pro forma condensed combined balance sheet data at March 31, 2013 of BNC has been prepared to give effect to the merger as if the merger was completed on March 31, 2013.

The following selected unaudited pro forma condensed combined financial information is not necessarily indicative of the results that might have occurred had the merger taken place on January 1, 2012 for consolidated statements of operations purposes, and on March 31, 2013 for consolidated balance sheet purposes, and is not intended to be a projection of future results. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page [•]. The following selected unaudited pro forma condensed combined financial information should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” and related notes included in this proxy statement/prospectus beginning on page [•]. Unless otherwise stated, amounts are in thousands.

Selected Pro Forma Financial Data

($ in thousands, except per share data)

	As of and for the Three Months Ended March 31, 2013	For the Year Ended December 31, 2012
Consolidated Statements of Income
Total interest income	$36,340	$127,005
Total interest expense	7,648	34,575

Net interest income	28,693	92,430
Provision for loan losses	5,063	24,409
Noninterest income	8,112	38,064
Noninterest expense	26,136	95,741

Income before income tax expense (benefit)	5,606	10,344
Income tax expense (benefit)	782	(1,123)
Net income	4,825	11,467

Less preferred stock dividends and discount accretion	529	2,404

Net income available to common shareholders	$4,296	9,063

Common Share Data
Basic earnings per share	$0.17	$0.51
Diluted earnings per share	0.17	0.51
Cash dividends per share	0.05	0.20

Consolidated Balance Sheets
Total assets	$3,216,402
Investment securities	560,616
Loans held for sale	47,566
Loans	2,186,884
Deposits	2,779,180
Shareholders’ equity	290,823

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COMPARATIVE PER SHARE DATA

The BNC and Randolph Bank historical and the unaudited pro forma combined BNC and Randolph Bank equivalent per share financial data for the three months ended March 31, 2013 and the year ended December 31, 2012 is presented below. This information should be considered together with the financial statements and related notes of BNC incorporated by reference into this proxy statement/prospectus, and the financial statements and related notes of Randolph Bank included in this proxy statement under “Financial Statements of Randolph Bank & Trust Company” on page F-1. See “Where You Can Find More Information” on page [•] for a description of where you can find the BNC financial statements and related notes.

Unaudited Pro Forma Comparative Per Share Data

 For The Three Months Ended March 31, 2013

(Amounts in Thousands, except per share data)

	BNC Historical	RDBN Historical	Pro Forma Combined	Pro Forma Equivalent RDBN Share (1)
Net income from continuing operations	$4,279	$248	$4,825	$148

Net income available to common shareholders	$3,750	$232	$4,296	$132
Basic earnings per common share	0.14	0.22	0.17	0.01
Diluted earnings per common share	0.14	0.22	0.17	0.01

Dividends paid:
Common	$1,323	$-	$1,365	$42
Preferred, net of discount accretion	391	-	391	12
Common book value as of March 31, 2013	$9.56	$16.25	$9.52	$9.52

(1)	Calculated based on Pro Forma Combined multiplied by the allocable percentage of Randolph Bank shares.

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Unaudited Pro Forma Comparative Per Share Data

For The Year Ended December 31, 2012

(Amounts in Thousands, except per share data)

	BNC Historical	RDBN Historical	Pro Forma Combined	Pro Forma Equivalent RDBN Share (1)
Net income (loss) from continuing operations	$10,453	$(146)	$11,467	$520

Net income (loss) available to common shareholders	$8,049	$(348)	$9,063	$411
Basic earnings (loss) per common share	0.48	(0.33)	0.51	0.02
Diluted earnings (loss) per common share	0.48	(0.33)	0.51	0.02

Dividends paid:
Common	$2,955	$-	$3,122	$142
Preferred, net of discount accretion	1,924	65	1,924	87
Common book value, fully converted as of December 31, 2012 (2)	$9.51	$16.00	$9.37	$9.37

(1)	Calculated based on Pro Forma Combined multiplied by the allocable percentage of Randolph Bank shares.
(2)	Included the effect of convertible preferred stock.

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MARKET PRICE AND DIVIDEND INFORMATION, RELATED SHAREHOLDER MATTERS

BNC common stock is listed and trades on The NASDAQ Capital Market under the symbol “BNCN.” As of [•], 2013, there were [•] shares of BNC common stock outstanding, which were held by [•] holders of record, and outstanding options that were exercisable on that date (or within 60 days of that date) for [•] additional shares of BNC common stock.

Randolph Bank’s common stock is not listed on any exchange or traded on the floor of an organized national or regional stock exchange. Randolph Bank common stock is, however, quoted under the symbol “RDBN” on the OTCQB marketplace, which is an inter-dealer quotation system operated by OTC Markets Group Inc. Trading in stocks quoted on the OTCQB (or in other over-the-counter markets) is often thin and may be characterized by wide fluctuations in trading prices due to many factors that may have little to do with a company’s operations or business prospects. Randolph Bank’s common stock may also sporadically be traded in privately negotiated sales. As of [•], 2013, there were [1,044,748] shares of Randolph Bank common stock outstanding, which were held by [•] holders of record, and outstanding options that were exercisable on that date (or within 60 days of that date) for [•] additional shares of Randolph Bank common stock.

Randolph Bank shareholders are advised to obtain current market quotations for BNC common stock. The market price of BNC common stock and the BNC VWAP will fluctuate between the date of this proxy statement/prospectus and the effective date of the merger. No assurance can be given concerning the market price of BNC common stock after the effective date of the merger.

The following table shows, for the indicated periods, the high and low sales prices per share for BNC common stock, as reported on NASDAQ, known stock trading prices for Randolph Bank common stock, and dividends declared and paid per share of BNC common stock. Randolph Bank did not declare or pay any cash dividends on its common stock for the indicated periods.

	BNC Bancorp			Randolph Bank
	High	Low	Dividend Declared	High	Low
2011
First Quarter	$9.10	$7.53	$0.05	$7.00	$4.50
Second Quarter	8.63	6.52	0.05	6.00	5.00
Third Quarter	7.42	6.10	0.05	5.40	4.50
Fourth Quarter	8.34	6.16	0.05	4.60	4.00

2012
First Quarter	$8.00	$6.80	$0.05	$4.00	$2.75
Second Quarter	8.41	6.72	0.05	4.25	2.75
Third Quarter	8.50	7.41	0.05	4.96	3.50
Fourth Quarter	8.87	7.34	0.05	5.00	3.50

2013
First Quarter	$10.10	$7.85	$0.05	$8.20	$3.80
Second Quarter (through [•], 2013)	[•]	[•]	0.05	[•]	[•]

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On May 30, 2013, the last full trading day before the announcement of the merger agreement, the high and low sales prices of shares of BNC common stock as reported on NASDAQ were $10.90 and $10.63, respectively. On [•], 2013, the last practicable trading day before the date of this proxy statement/prospectus, the high and low sales prices of shares of BNC common stock as reported on NASDAQ were $[•] and $[•], respectively.

On May 30, 2013, the last full trading day before the announcement of the merger agreement, the high and low sales prices of shares of Randolph Bank common stock as reported on the OTCQB were $6.60 and $6.60, respectively. On [•], 2013, the last practicable trading day before the date of this proxy statement/prospectus, the high and low sales prices of shares of Randolph Bank common stock as reported on the OTCQB were $[•] and $[•], respectively.

Randolph Bank shareholders are advised to obtain current market quotations for BNC common stock and Randolph Bank common stock. The market price of BNC common stock and Randolph Bank common stock will fluctuate between the date of this proxy statement/prospectus and the effective date of the merger. No assurance can be given concerning the market price of Randolph Bank common stock before or, in the case of BNC common stock, after the effective date of the merger.

The ability of BNC’s board of directors to declare and pay dividends on its common stock is subject to the terms of applicable North Carolina law and banking regulations. Also, BNC may not pay dividends on its capital stock if it is in default or has elected to defer payments of interest under its outstanding junior subordinated debentures. The declaration and payment of future dividends to holders of BNC common stock will also depend upon its earnings and financial condition, the capital requirements of its subsidiaries, regulatory conditions and other factors as its board of directors may deem relevant.

BNC has paid seven annual cash dividends, with the most recent annual cash dividend being $0.20 per share of common stock on February 22, 2008. In 2009, BNC began paying quarterly dividends, with the most recent being a cash dividend of $0.05 per share of common stock paid on May 24, 2013. For more information regarding BNC’s ability to pay dividends and restrictions thereon, see “Supervision and Regulation.”

During 2012 and 2011, and through [•], 2013, Randolph Bank did not pay an annual cash dividend on its common stock. As a state-chartered bank subject to North Carolina banking law, Randolph Bank may not pay cash dividends (or make any other distribution) if doing so would reduce Randolph Bank’s capital below the amount of capital required for a bank to be deemed “adequately capitalized” under applicable federal regulatory capital standards. The state and federal banking regulators also have authority to limit a bank’s ability to pay dividends or make other distributions in other circumstances, such as when such limitation is in the public interest and is necessary to ensure the financial soundness of the bank.

25

While Randolph Bank is not currently party to a regulatory enforcement action that restricts the payment of dividends, Randolph Bank received correspondence from the FDIC early in 2011 indicating that it should not pay dividends without the prior approval of the FDIC. During 2012, Randolph Bank’s requests to pay dividends on its outstanding CPP Preferred Stock, issued to the Treasury in connection with Randolph Bank’s participation in the Treasury’s Troubled Asset Relief Program, or TARP, Capital Purchase Program, or CPP, were denied by the FDIC on February 15, 2012 and August 15, 2012 while permission to pay the dividends due on May 15, 2012 was granted. Randolph Bank has subsequently missed its regularly scheduled quarterly dividend payment due November 15, 2012, February 15, 2013, and May 15, 2013 on the CPP Preferred Stock. Similarly, Randolph Bank missed three of the four 2012 quarterly dividend payments due on its outstanding Series A Preferred Stock, including the payments due in March, September and December. Randolph Bank has subsequently missed the dividend payment due on the Series A Preferred Stock that was scheduled to be paid at the end of the 2013 first quarter.

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RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the heading “Cautionary Statement Regarding Forward-Looking Statements” commencing on page [•] and the matters discussed under the caption “Risk Factors” in the Annual Report on Form 10-K filed by BNC for the year ended December 31, 2012, as updated by subsequently filed Forms 10-Q and other reports filed with the SEC, you should carefully consider the following risk factors in deciding how to vote on adoption of the merger agreement.

Risks Related to the Merger

Randolph Bank shareholders will experience a reduction in percentage ownership and voting power of their shares as a result of the merger.

Randolph Bank shareholders will experience a substantial reduction in their percentage ownership interests and effective voting power in BNC compared to their ownership interests and voting power in Randolph Bank prior to the merger. If the merger is consummated, current Randolph Bank common stock shareholders will own between approximately [•]% and [•]% of BNC’s outstanding common stock, on a fully diluted basis. Accordingly, former Randolph Bank common stock shareholders will own less than a majority of the outstanding voting stock of the combined company and would, as a result, be outvoted by current BNC shareholders if such current BNC shareholders voted together as a group.

The form of merger consideration Randolph Bank shareholders ultimately receive could be different from the form elected based on the form of merger consideration elected by other Randolph Bank shareholders.

All Randolph Bank common stock shareholders will be permitted to make an election as to the form of consideration to receive. Because the total amount of cash to be issued in the merger is fixed, the exchange agent will be allowed, subject to limitations set forth in the merger agreement, to adjust the form of consideration that a Randolph Bank common stock shareholder will receive in order to ensure no greater than 80% of the outstanding shares of Randolph Bank common stock are converted into shares of BNC common stock and no greater than 20% of the shares of Randolph Bank common stock are converted into cash. Consequently, if either the stock consideration or the cash consideration is oversubscribed, Randolph Bank common stock shareholders could receive a different form of consideration from the form they elect, which could result in different tax consequences than they had anticipated (including the recognition of gain for federal income-tax purposes with respect to the cash received). If Randolph Bank common stock shareholders do not make an election, they will receive the merger consideration in a combination of cash and/or shares of common stock as provided for in the merger agreement. If a Randolph Bank shareholder makes an election but transfers record ownership of his or her shares before the completion of the merger, those shares will be treated as if no election had been made with respect to them, unless the new record owner makes a new election prior to the election deadline.

27

Because the market price of BNC common stock will fluctuate, Randolph Bank common stock shareholders who receive stock consideration will not know until the effective time of the merger the value of the consideration they will receive in the merger.

The number of shares of BNC common stock to be exchanged for each share of Randolph Bank common stock is fixed such that, if a Randolph Bank shareholder receives BNC common stock as merger consideration for all or some of his or her Randolph Bank shares, each of such shares of Randolph Bank common stock will be converted into the right to receive a number of shares of BNC common stock determined by dividing $10.00 by the 20-day BNC VWAP immediately prior to closing. If the BNC VWAP is greater than $11.50 or less than $8.50, the exchange ratio shall equal 0.870 and 1.176 shares of BNC common stock, respectively. No adjustments to the merger consideration will be made based on changes in the market price of either BNC common stock or Randolph Bank common stock prior to the completion of the merger. Furthermore, there is no maximum or minimum closing price of BNC common stock at which either Randolph Bank or BNC may unilaterally terminate the merger agreement. Changes in stock price may result from a variety of factors, including, among others, general market and economic conditions, changes in BNC’s or Randolph Bank’s respective businesses, operations and prospects, market assessment of the likelihood that the merger will be completed as anticipated or at all and regulatory considerations. Many of these factors are beyond BNC’s control.

As a result of any such changes in stock price, the market value of the shares of BNC common stock that Randolph Bank shareholders receive at the time that the merger is completed could be significantly lower or higher than the value of such shares immediately before the public announcement of the merger, on the date of this proxy statement/prospectus, on the date of the Randolph Bank special meeting or on the date on which Randolph Bank shareholders actually receive their shares of BNC common stock. Accordingly, at the time of the Randolph Bank special meeting, Randolph Bank shareholders will not know or be able to calculate the exact market value of BNC common stock that they will receive upon completion of the merger, which could be significantly less than the current market value of BNC common stock.

We may fail to realize all of the anticipated benefits of the merger.

The success of the merger will depend, in part, on BNC’s ability to realize the anticipated benefits and cost savings from combining the businesses of BNC and Randolph Bank. However, to realize these anticipated benefits and cost savings, BNC must successfully combine the businesses of BNC and Randolph Bank. If BNC is not able to achieve these objectives, the anticipated benefits and cost savings of the merger may not be realized fully or at all or may take longer to realize than expected.

BNC and Randolph Bank have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect BNC’s ability to maintain relationships with clients, depositors and employees or to achieve the anticipated benefits of the merger. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Randolph Bank and BNC during that transition period.

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BNC and Randolph Bank will incur significant transaction and merger-related integration costs in connection with the merger.

BNC and Randolph Bank expect to incur significant costs associated with completing the merger and integrating the operations of the two companies. BNC and Randolph Bank are continuing to assess the impact of these costs. Although BNC and Randolph Bank believe that the elimination of duplicate costs, as well as the realization of other efficiencies related to the integration of the businesses, will offset incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

The market price of BNC common stock after the merger may be affected by factors different from those affecting the shares of Randolph Bank or BNC currently.

The businesses of BNC and Randolph Bank differ in important respects and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations of either BNC or Randolph Bank. For a discussion of the business of BNC and of certain factors to consider in connection with its business, see the documents incorporated by reference into this proxy statement/prospectus and referred to under “Where You Can Find More Information” on page [•]. For a discussion of the business of Randolph Bank and of certain factors to consider in connection with its business, see “Information About Randolph Bank.”

The opinion obtained by Randolph Bank from Sandler O’Neill & Partners, L.P. will not reflect changes in circumstances between signing the merger agreement and the merger.

Randolph Bank has not obtained an updated opinion as of the date of this proxy statement/prospectus from Sandler O’Neill & Partners, L.P., or Sandler O’Neill. Changes in the operations and prospects of BNC or Randolph Bank, general market and economic conditions and other factors that may be beyond the control of BNC and Randolph Bank, and on which Sandler O’Neill’s opinion was based, may significantly alter the value of BNC or Randolph Bank or the prices of shares of BNC common stock or Randolph Bank common stock by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. Because Randolph Bank currently does not anticipate asking Sandler O’Neill to update its opinion, the opinion will not address the fairness of the common stock merger consideration, from a financial point of view, at the time the merger is completed. For a description of the opinion that Randolph Bank received from Sandler O’Neill, see “Proposal 1—Approval of the Merger Agreement—Opinion of Randolph Bank’s Financial Advisor” beginning on page [•]. For a description of the other factors considered by Randolph Bank’s board of directors in determining to approve the merger, see “Proposal 1—Approval of the Merger Agreement—Randolph Bank’s Reasons for the Merger and Recommendation of the Randolph Bank Board of Directors” beginning on page[•].

29

The merger agreement limits Randolph Bank’s ability to pursue alternatives to the merger.

The merger agreement contains provisions that limit Randolph Bank’s ability to discuss competing third-party proposals to acquire all or a significant part of Randolph Bank. In addition, Randolph Bank has agreed to pay BNC a termination fee of $400,000 plus an expense reimbursement of up to $150,000 if the transaction is terminated because Randolph Bank decides to enter into or close another acquisition transaction. These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Randolph Bank from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share price than that proposed in the merger with BNC, or might result in a potential competing acquirer proposing to pay a lower per share price to acquire Randolph Bank than it might otherwise have proposed to pay.

The merger is subject to the receipt of consents and approvals from government entities that may impose conditions that could have an adverse effect on BNC.

Before the merger may be completed, various approvals or consents must be obtained from the FDIC and various state bank regulatory and other authorities. These governmental entities, including the FDIC, may impose conditions on the completion of the merger or require changes to the terms of the merger. Although BNC and Randolph Bank do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of BNC following the merger, any of which might have a material adverse effect on BNC following the merger. BNC is not obligated to complete the merger if the regulatory approvals received in connection with the completion of the merger include any conditions or restrictions that, in the aggregate, would reasonably be expected to have a material adverse effect on Randolph Bank or BNC, measured relative to Randolph Bank, but BNC could choose to waive this condition.

Randolph Bank directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of Randolph Bank shareholders.

Executive officers of Randolph Bank, together with Randolph Bank’s financial advisors, negotiated the terms of the merger agreement with their counterparts at BNC, and Randolph Bank’s board of directors adopted and approved the merger agreement and unanimously recommended that Randolph Bank shareholders vote to approve the merger agreement on substantially the terms set forth in the merger agreement. In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that Randolph Bank’s directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of Randolph Bank shareholders. For example, certain executive officers are expected to enter into agreements with Randolph Bank that provide cash settlement payments to the executives. These and some other additional interests of Randolph Bank directors and executive officers may create potential conflicts of interest and cause some of these persons to view the proposed transaction differently than you may view it, as a shareholder. See “Proposal 1—Approval of the Merger Agreement—Randolph Bank’s Directors and Officers Have Financial Interests in the Merger” for information about these financial interests.

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The tax consequences of the merger to a Randolph Bank shareholder will be dependent upon the merger consideration received.

The tax consequences of the merger to a Randolph Bank shareholder will depend upon the merger consideration that the shareholder receives. Assuming the merger qualifies as a nontaxable reorganization, a Randolph Bank shareholder generally will not recognize any gain or loss on the conversion of shares of Randolph Bank common stock solely into shares of BNC common stock. However, a Randolph Bank shareholder generally will be taxed if the shareholder receives cash in exchange for shares of Randolph Bank common stock or for any fractional share of BNC common stock. For a detailed discussion of the tax consequences of the merger to Randolph Bank shareholders generally, see “Proposal 1—Approval of the Merger Agreement—Material U.S. Federal Income Tax Consequences of the Merger.” Each Randolph Bank shareholder should consult his, her or its own tax advisors as to the effect of the merger as applicable to the Randolph Bank shareholder’s particular circumstances.

If the merger does not constitute a reorganization under Section 368(a) of the Code, then Randolph Bank common stock shareholders may be responsible for payment of U.S. income taxes related to the merger.

The United States Internal Revenue Service, or the IRS, may determine that the merger does not qualify as a nontaxable reorganization under Section 368(a) of the Code. In that case, each Randolph Bank shareholder would recognize a gain or loss equal to the difference between the (i) the sum of the fair market value of BNC common stock and cash received by the shareholder in the merger, and (ii) the shareholder’s adjusted tax basis in the shares of Randolph Bank common stock exchanged therefor. The likely tax treatment of the merger will not be known until the closing date of the merger, as the aggregate value of the BNC common stock to be received by holders of Randolph Bank common stock will fluctuate with the market price of the BNC common stock.

The merger will not be completed unless important conditions are satisfied.

Specified conditions set forth in the merger agreement must be satisfied or waived to complete the merger. If the conditions are not satisfied or waived, to the extent permitted by law or Nasdaq rules, the merger will not occur or will be delayed and each of BNC and Randolph Bank may lose some or all of the intended benefits of the merger. The following conditions, in addition to other customary closing conditions (which are described in greater detail beginning on page [•]), must be satisfied or, with respect to conditions other than shareholder and regulatory approval, waived, if permissible, before BNC and Randolph Bank are obligated to complete the merger:

•	the merger agreement must be approved by the holders of a majority of the outstanding shares of Randolph Bank common stock as of the record date of the Randolph Bank special meeting and by a two-thirds majority of the outstanding shares of the Series B Preferred Stock and Series C Preferred Stock, voting as separate groups;

•	all required regulatory consents must be obtained;

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•	the absence of any law or order by a court or regulatory authority that prohibits, restricts or makes illegal the merger; and

•	Randolph Bank’s classified assets (which means loans or other assets characterized as “substandard,” “doubtful,” “loss” or words of similar import and other real estate owned) must not exceed 125% of the aggregate balance of classified assets set forth in the merger agreement at the effective time of the merger.

The merger may distract management of Randolph Bank and BNC from their other responsibilities.

The merger could cause the respective management groups of Randolph Bank and BNC to focus their time and energies on matters related to the transaction that otherwise would be directed to their business and operations. Any such distraction on the part of either company’s management, if significant, could affect its ability to fully realize the expected financial benefits from this transaction if the merger agreement is approved and the merger takes place.

The unaudited pro forma financial information included in this proxy statement/prospectus is preliminary, and the combined company’s actual financial position and results of operations after the merger may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.

The unaudited pro forma financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the merger been completed on the dates indicated.

Sales of substantial amounts of BNC common stock in the open market by former Randolph Bank shareholders could depress BNC’s stock price.

Shares of BNC common stock that are issued to shareholders of Randolph Bank will be freely tradable without restrictions or further registration under the Securities Act, except for shares issued to any shareholder who may be deemed to be an affiliate of BNC. As of [•], 2013, BNC had approximately [•] shares of common stock outstanding and approximately [•] shares of common stock subject to outstanding options and other rights to purchase or acquire its shares. BNC will issue between 727,144 and 982,898 shares of its common stock in connection with the merger.

If the merger is completed and if Randolph Bank’s shareholders sell substantial amounts of BNC common stock in the public market following completion of the merger, the market price of BNC common stock may decrease. These sales might also make it more difficult for BNC to sell equity or equity-related securities at a time and price that it otherwise would deem appropriate.

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Risks Related to BNC’s Growth Strategy

BNC may not be able to implement aspects of its growth strategy.

BNC’s growth strategy contemplates the future expansion of its business and operations both organically and by acquisitions such as through the establishment or acquisition of banks and banking offices in its market area and other markets in North Carolina and South Carolina. Implementing these aspects of BNC’s growth strategy depends, in part, on its ability to successfully identify acquisition opportunities and strategic partners that will complement its operating philosophy and to successfully integrate their operations with BNC’s, as well as generate loans and deposits within acceptable risk and expense tolerances. To successfully acquire or establish banks or banking offices, BNC must be able to correctly identify profitable or growing markets, as well as attract the necessary relationships and high caliber banking personnel to make these new banking offices profitable. In addition, BNC may not be able to identify suitable opportunities for further growth and expansion or, if it does, BNC may not be able to successfully integrate these new operations into its business.

As consolidation of the financial services industry continues, the competition for suitable acquisition candidates may increase. BNC will compete with other financial services companies for acquisition opportunities, and many of these competitors have greater financial resources than BNC does and may be able to pay more for an acquisition than BNC is able or willing to pay.

BNC can offer no assurance that it will have opportunities to acquire other financial institutions or acquire or establish any new branches or loan production offices, or that it will be able to negotiate, finance and complete any opportunities available to it.

If BNC is unable to effectively implement its growth strategies, its business, results of operations and stock price may be materially and adversely affected.

Future expansion involves risks.

The acquisition by BNC of other financial institutions or parts of those institutions involves a number of risks, including the risk that:

•	BNC may incur substantial costs in identifying and evaluating potential acquisitions and merger partners, or in evaluating new markets, hiring experienced local managers, and opening new offices;

•	BNC’s estimates and judgments used to evaluate credit, operations, management and market risks relating to target institutions may not be accurate;

•	the institutions BNC acquires may have distressed assets and there can be no assurance that BNC will be able to realize the value it predicts from those assets or that it will make sufficient provisions or have sufficient capital for future losses;

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•	BNC may be required to take write-downs or write-offs, restructuring and impairment, or other charges related to the institutions it acquires that could have a significant negative effect on BNC’s financial condition and results of operations;

•	there may be substantial lag-time between completing an acquisition and generating sufficient assets and deposits to support costs of the expansion;

•	BNC’s management’s attention in negotiating a transaction and integrating the operations and personnel of the combining businesses may be diverted from its existing business and BNC may not be able to successfully integrate such operations and personnel;

•	BNC’s announcement of additional transactions prior to completion of the merger could result in a delay in obtaining regulatory or shareholder approval for the merger, which could have the effect of limiting BNC’s ability to fully realize the expected financial benefits from the transaction;

•	BNC may not be able to obtain regulatory approval for an acquisition;

•	BNC may enter new markets where it lacks local experience or that introduce new risks to its operations, or that otherwise result in adverse effects on its results of operations;

•	BNC may introduce new products and services it is not equipped to manage or that introduce new risks to its operations, or that otherwise result in adverse effects on its results of operations;

•	BNC may incur intangible assets in connection with an acquisition, or the intangible assets it incurs may become impaired, which could result in adverse short-term effects on BNC’s results of operations;

•	BNC may assume liabilities in connection with an acquisition, including unrecorded liabilities that are not discovered at the time of the transaction, and the repayment of those liabilities may have an adverse effect on BNC’s results of operations, financial condition and stock price; or

•	BNC may lose key employees and customers.

BNC cannot assure you that it will be able to successfully integrate any banking offices that BNC acquires into its operations or retain the customers of those offices. If any of these risks occur in connection with BNC’s expansion efforts, it may have a material and adverse effect on BNC’s results of operations and financial condition.

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BNC may not be able to maintain and manage its organic growth, which may adversely affect its results of operations and financial condition.

BNC has grown rapidly since its acquisition of Beach First National Bank, or Beach First, in April 2010, and its business strategy contemplates significant acceleration in such growth, both organically and through acquisitions. BNC can provide no assurance that it will continue to be successful in increasing the volume of loans and deposits or in introducing new products and services at acceptable risk levels and upon acceptable terms while managing the costs and implementation risks associated with its historical or modified organic growth strategy. BNC may be unable to continue to increase its volume of loans and deposits or to introduce new products and services at acceptable risk levels for a variety of reasons, including an inability to maintain capital and liquidity sufficient to support continued growth. If BNC is successful in continuing its growth, it cannot assure you that further growth would offer the same levels of potential profitability or that BNC would be successful in controlling costs and maintaining asset quality. Accordingly, an inability to maintain growth, or an inability to effectively manage growth, could adversely affect BNC’s results of operations, financial condition and stock price.

New bank office facilities and other facilities may not be profitable.

BNC may not be able to organically expand into new markets that are profitable for its franchise. The costs to start up new bank branches and loan production offices in new markets, other than through acquisitions, and the additional costs to operate these facilities would increase BNC’s noninterest expense and may decrease its earnings. It may be difficult to adequately and profitably manage BNC’s growth through the establishment of bank branches or loan production offices in new markets. In addition, BNC can provide no assurance that its expansion into any such new markets will successfully attract enough new business to offset the expenses of their operation. If BNC is not able to do so, its earnings and stock price may be negatively impacted.

Acquisition of assets and assumption of liabilities may expose BNC to intangible asset risk, which could impact its results of operations and financial condition.

In connection with any acquisitions, as required by U.S. generally accepted accounting principles, or GAAP, BNC will record assets acquired and liabilities assumed at their fair value, and, as such, acquisitions may result in BNC recording intangible assets, including deposit intangibles and goodwill. BNC will perform a goodwill impairment assessment at least annually. Impairment testing is a two-step process that first compares the fair value of goodwill with its carrying amount, and the second step, if necessary, measures impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. Adverse conditions in the business climate, including a significant decline in future operating cash flows, a significant change in BNC’s stock price or market capitalization, or a deviation from BNC’s expected growth rate and performance may trigger impairment losses, which could be materially adverse to BNC’s results of operations, financial condition and stock price.

The success of BNC’s growth strategy depends on BNC’s ability to identify and retain individuals with experience and relationships in the markets in which it intends to expand.

BNC’s growth strategy contemplates that it will expand its business and operations to other markets particularly in the Carolinas. BNC intends to primarily target market areas that it believes possess attractive demographic, economic or competitive characteristics. To expand into new markets successfully, BNC must identify and retain experienced key management members with local expertise and relationships in these markets. Competition for qualified personnel in the markets in which BNC may expand may be intense, and there may be a limited number of qualified persons with knowledge of and experience in the commercial banking industry in these markets. Even if BNC identifies individuals that it believes could assist it in establishing a presence in a new market, BNC may be unable to recruit these individuals away from other banks or be unable to do so at a reasonable cost. In addition, the process of identifying and recruiting individuals with the combination of skills and attributes required to carry out BNC’s strategy is often lengthy. BNC’s inability to identify, recruit and retain talented personnel to manage new offices effectively would limit its growth and could materially adversely affect its business, financial condition, results of operations and stock price.

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BNC may need additional access to capital, which it may be unable to obtain on attractive terms or at all.

BNC may need to incur additional debt or equity financing in the future to make strategic acquisitions or investments, for future growth or to fund losses or additional provision for loan losses in the future. BNC’s ability to raise additional capital, if needed, will depend in part on conditions in the capital markets at that time, which are outside BNC’s control, and on BNC’s financial performance. Accordingly, BNC may be unable to raise additional capital, if and when needed, on terms acceptable to it, or at all. If BNC cannot raise additional capital when needed, its ability to further expand its operations through internal growth and acquisitions could be materially impaired and its stock price negatively affected.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains a number of forward-looking statements, including statements about the financial conditions, results of operations, earnings outlook and prospects of BNC, Randolph Bank and the potential combined company and may include statements for the period following the completion of the merger. You can find many of these statements by looking for words such as “may,” “plan,” “contemplate,” “anticipate,” “believe,” “intend,” “anticipate,” “continue,” “expect,” “project,” “potential,” “possible,” “predict,” “estimate,” “could,” “should,” “would,” “will,” “goal,” “target” or other similar expressions.

The forward-looking statements involve certain risks and uncertainties. The ability of either BNC or Randolph Bank to predict results or the actual effects of its plans and strategies, or those of the combined company, is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from such forward-looking statements include, among others, the following:

•	the risk that the businesses of BNC and/or Randolph Bank in connection with the merger will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

•	expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected timeframe;

•	the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	revenues following the merger may be lower than expected;

•	changes in the interest rate environment may reduce interest margins and impact funding sources;

•	changes in market rates and prices may adversely impact the value of financial products;

•	customer and employee relationships and business operations may be disrupted by the merger;

•	the ability to obtain required governmental and Randolph Bank shareholder approvals, and the ability to complete the merger on the expected timeframe;

•	possible changes in economic and business conditions;

•	the existence or exacerbation of general geopolitical instability and uncertainty;

•	the ability of BNC to integrate other acquisitions and retain existing and attract new customers;

•	possible changes in monetary and fiscal policies, and laws and regulations;

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•	the effects of easing of restrictions on participants in the financial services industry;

•	the cost and other effects of legal and administrative cases;

•	possible changes in the creditworthiness of customers and the possible impairment of collectability of loans;

•	the effects of changes in interest rates; and

•	other risks and factors identified in this proxy statement/prospectus under the heading “Risk Factors.”

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this proxy statement/prospectus.

Additional factors that could cause BNC’s or Randolph Bank’s results to differ materially from those described in the forward-looking statements can be found in BNC’s and Randolph Bank’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC in the case of BNC and filed with the FDIC in the case of Randolph Bank. See “Where You Can Find More Information” on page [•] for a description of where you can find this information. All subsequent written and oral forward-looking statements concerning the merger or other matters and attributable to BNC or Randolph Bank or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to within this proxy statement/prospectus. Forward-looking statements speak only as of the date on which such statements are made. BNC and Randolph Bank undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

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THE RANDOLPH BANK SPECIAL MEETING

Date, Time and Place

Randolph Bank will hold a special meeting of its shareholders at [•], North Carolina, at [•], on [•], 2013.

Purpose of the Special Meeting

At the special meeting, Randolph Bank’s shareholders will be asked to consider and vote upon proposals to:

•	approve the merger agreement between BNC, Randolph Bank and the Bank and the merger of Randolph Bank with and into the Bank;

•	approve golden parachute compensation on an advisory, non-binding basis;

•	adjourn the special meeting to a later date or dates, if necessary or appropriate, including to solicit additional proxies to approve the merger agreement; and

•	transact any other business that may properly be brought before the special meeting.

Recommendation of the Board of Directors of Randolph Bank

The Randolph Bank board of directors, or the Randolph Bank Board, has unanimously determined that the merger is advisable and in the best interests of Randolph Bank and its shareholders and recommends that Randolph Bank’s shareholders vote “FOR” approval of the merger agreement, “FOR” the proposal to approve golden parachute compensation on an advisory, non-binding basis, and “FOR” adjournment of the special meeting to a later date or dates, if necessary or appropriate.

Record Date and Voting Securities

The Randolph Bank Board has set the close of business on [•], 2013 as the record date for determining shareholders entitled to notice of, and to vote at, the special meeting. As of [•], 2013, there were [1,044,748] shares of Randolph common stock outstanding.

As of the date hereof, Randolph Bank has three outstanding series of preferred stock, which series are designated Randolph Bank’s Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock. The Series B Preferred Stock and Series C Preferred Stock are referred to collectively as the CPP Preferred Stock.

The CPP Preferred Stock was issued to the Treasury on October 30, 2009, in connection with Randolph Bank’s participation in the Treasury’s CPP, which program was implemented under the authority granted to the Treasury by the Emergency Economic Stabilization Act of 2008, or EESA. As of June 1, 2013, there were an aggregate of 6,540 shares of the CPP Preferred Stock outstanding, which includes 6,229 shares of the Series B Preferred Stock and 311 shares of the Series C Preferred Stock. As of the date hereof, the Treasury remained the sole holder of all shares of CPP Preferred Stock. Randolph Bank’s amended articles of incorporation provide the holders of CPP Preferred Stock with voting rights with respect to the merger.

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As of June 1, 2013, there were 2,300 shares of Randolph Bank’s Series A Preferred Stock issued and outstanding. The Series A Preferred Stock is not entitled to vote at the special meeting.

Quorum and Voting Procedures; Votes Required for Approval

A quorum of both the common stock and CPP Preferred Stock must be present for business to be conducted at the special meeting on the matters on which such holders are entitled to vote. For all matters to be voted on at the meeting by Randolph Bank’s shareholders, quorums will consist of a majority of the outstanding shares of Randolph Bank’s common stock and a majority of the outstanding shares of CPP Preferred Stock. Shares represented in person or by proxy at the meeting will be counted for the purpose of determining whether a quorum exists. Once a share is represented for any purpose at the meeting, it will be treated as present for quorum purposes for the remainder of the meeting and for any adjournments. If you return a valid proxy card or attend the meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain or instruct the proxies to abstain from voting on one or more matters. Broker “non-votes” also will be counted in determining whether there is a quorum. A broker “non-vote” occurs when a broker or other nominee holding shares for a beneficial owner signs and returns a proxy with respect to shares of common stock held in a fiduciary capacity (typically referred to as being held in “street name”) but does not vote on a particular matter because the nominee does not have the discretionary voting power with respect to that matter and has not received instructions from the beneficial owner. Under the rules that govern brokers who are voting with respect to shares held in street name, brokers have the discretion to vote such shares on routine matters but not on non-routine matters. The proposals that Randolph Bank shareholders are being asked to vote on at the special meeting are not considered routine matters and accordingly brokers or other nominees may not vote without instructions. If your shares are represented at the meeting with respect to any matter voted on, they will be treated as present with respect to all matters voted on, even if they are not voted on all matters.

You may cast one vote for each share of Randolph Bank common stock and CPP Preferred Stock you held of record on the record date on each matter brought before the special meeting on which you are entitled to vote. Holders of CPP Preferred Stock are only entitled to vote on Proposals 1 and 3 at the special meeting. Holders of Series A Preferred Stock are not entitled to vote at the special meeting.

Approval of the merger agreement requires the affirmative vote of a majority of all shares of Randolph Bank common stock entitled to vote at the special meeting and the affirmative vote of two-thirds of all shares of CPP Preferred Stock entitled to vote at the special meeting. In the case of Proposal 1, abstentions and broker non-votes will have the same effect as a vote against the merger.

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The advisory vote to approve golden parachute compensation requires the affirmative vote of the holders of a majority of the shares of common stock cast on the matter. Abstentions and broker non-votes will have no effect on this proposal. The advisory vote to approve golden parachute compensation is not a condition to the merger and is a vote separate and apart from the vote to approve the merger agreement. Because the vote on golden parachute compensation is advisory in nature only, it will not be binding on Randolph Bank. Therefore, if the other requisite shareholder approvals are obtained and the merger is completed, the golden parachute compensation will still be paid as long as any other conditions applicable thereto occur.

The proposal to adjourn the special meeting to a later date or dates, if necessary or appropriate requires the affirmative vote of the holders of a majority of the shares of common stock cast on the matter at the special meeting and the affirmative vote of the holders of a majority of the shares of CPP Preferred Stock cast on the matter at the special meeting. In the case of this proposal, abstentions and broker non-votes will have no effect on the vote.

Directors and executive officers of Randolph Bank and their affiliates, who are entitled to vote approximately 9.19% of Randolph Bank common stock as of June 1, 2013, are expected to vote for approval of the merger agreement.

Support Agreements

As an inducement to and a condition of BNC’s willingness to enter into the merger agreement, each of the directors of Randolph Bank entered into a support agreement with BNC. Pursuant to the support agreements, each of the directors of Randolph Bank agreed, among other things, to vote (or cause to be voted), all the shares owned beneficially by each of them, (i) in favor of the approval of the merger agreement at the special meeting of the Randolph Bank shareholders and (ii) against any Alternative Transaction (as defined in the merger agreement and as further described under “The Merger Agreement—Agreement Not to Solicit Other Offers”). As of June 1, 2013, the directors of Randolph Bank were entitled to vote 76,863 shares, or approximately 7.36% of the outstanding shares of Randolph Bank common stock. A copy of the form of this support agreement is attached as Exhibit A to the merger agreement attached as Appendix A to this proxy statement/prospectus and is incorporated herein by reference. Randolph Bank shareholders are urged to read the support agreements in their entirety.

Voting of Proxies

The enclosed proxy with respect to the Randolph Bank special meeting is solicited by the board of directors of Randolph Bank. The board of directors has selected [•], [•], and [•], or any of them, to act as proxies with full power of substitution.

Randolph Bank requests that you sign the accompanying proxy card and return it promptly in the enclosed, postage-paid envelope. Please mark your vote, sign your name exactly as it appears on your proxy card, date your proxy card and return it in the envelope provided. Randolph Bank common stock holders may also vote by Internet or telephone by following the instructions contained on the enclosed proxy card.

All proxies will be voted as directed by the shareholder on the proxy form. A proxy, if executed and not revoked, will be voted in the following manner on the proposals on which such shareholder is entitled to vote (unless it contains instructions to the contrary, in which event it will be voted in accordance with such instructions):

•	FOR approval of the merger agreement;

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•	FOR the proposal to approve golden parachute compensation on an advisory, non-binding basis; and

•	FOR approval of the proposal to adjourn the special meeting to solicit additional proxies, if necessary.

As of the date of this proxy statement/prospectus, management has no knowledge of any business that will be presented for consideration at the special meeting and that would be required to be set forth in this proxy statement/prospectus or in the related Randolph Bank proxy card, other than the matters set forth in the notice of special meeting of shareholders of Randolph Bank. If any other matter is properly presented at the Randolph Bank special meeting for consideration, proxies will be voted in the discretion of the proxy holder on such matter.

Your vote is important. Accordingly, please submit your proxy as soon as possible whether or not you plan to attend the Randolph Bank special meeting. You may do this by completing, signing, and dating the enclosed proxy card and returning it in the postage-paid envelope provided. Randolph Bank common stock shareholders may also vote by Internet or telephone by following the instructions provided on the proxy card.

Shares Held in Street Name

If you hold your shares in a stock brokerage account or if your shares are held by a bank or other nominee (that is, in street name), you must provide the record holder of your shares with instructions on how to vote your shares if you wish them to be counted. Please follow the voting instructions provided by your bank, broker or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to Randolph Bank or by voting in person at the meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker or other nominee. Further, brokers who hold shares of Randolph Bank common stock on behalf of their customers may not give a proxy to Randolph Bank to vote those shares without specific instructions from their customers.

If you are a Randolph Bank shareholder and you do not instruct your broker on how to vote your shares, your broker may not vote your shares at the special meeting.

Your vote is important. Accordingly, please sign and return your broker’s instructions whether or not you plan to attend the Randolph Bank special meeting in person.

Revocability of Proxies

An appointment of proxy may be revoked by the shareholder giving it at any time before it is exercised by filing with R. Lee Davidson, Secretary of Randolph Bank, at Randolph Bank’s offices at 175 North Fayetteville Street, Asheboro, North Carolina 27203, a written instrument revoking it or a duly executed appointment of proxy bearing a later date, or by attending the special meeting and announcing the shareholder’s intention to vote in person.

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Solicitation of Proxies

Randolph Bank will pay the cost of preparing, assembling and mailing this proxy statement/prospectus to its shareholders and other proxy solicitation expenses. In addition to the use of the mails and the Internet, appointments of proxy may be solicited in person or by telephone by Randolph Bank’s officers, directors, and employees without additional compensation. Randolph Bank will reimburse banks, brokers and other custodians, nominees, and fiduciaries for their costs in sending the proxy materials to the beneficial owners of Randolph Bank’s capital stock.

Proposals for 2014 Randolph Bank Annual Meeting

If the merger is completed, then Randolph Bank will not have a 2014 annual meeting of shareholders. However, if the merger is not completed, Randolph Bank currently expects that its next annual meeting would be held during May 2014. Any proposal of a shareholder (other than nominees for director) which is intended to be presented at the 2014 Annual Meeting must be received by Randolph Bank at its main office in Asheboro, North Carolina no later than December 17, 2013 in order that any such proposal be timely received for inclusion in the proxy statement and appointment of proxy to be issued in connection with that annual meeting. If a proposal for the 2014 Annual Meeting is not expected to be included in the proxy statement for that meeting, the proposal must be received by Randolph Bank by February 18, 2014, for it to be timely received for consideration. If Randolph Bank is not notified of the shareholder proposal by such date, the proxies appointed by the board of directors of Randolph Bank to vote each appointment of proxy received from shareholders will use their discretionary authority thereunder to vote at the 2014 Annual Meeting on any proposal received after such date.

If the merger is not completed and a 2014 annual meeting is held, Randolph Bank shareholders desiring to make nominations to the board of directors of Randolph Bank shall follow the procedures and timing requirements described in Randolph Bank’s bylaws, which, among other things, require written nominations to be received at least 120 days, but not more than 150 days, prior to the annual meeting at which directors are to be elected.

Internet and Electronic Availability of Proxy Materials

As required by applicable SEC rules and regulations, as implemented by the FDIC Accounting and Securities Disclosure Section, Randolph Bank has furnished a notice of Internet availability of proxy materials to all shareholders as part of this proxy statement/prospectus and all shareholders will have the ability to access this proxy statement/prospectus by visiting http://www. [•].

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PROPOSAL 1 - APPROVAL OF THE MERGER AGREEMENT

Background of the Merger

Over the years, Randolph Bank has routinely been called by community bank investment bankers who have offered their opinions on the status of the industry and the merger market for community banks. Also, executive management of Randolph Bank has routinely been called upon by other financial institutions desiring to expand into Randolph Bank’s market areas. As part of its ongoing consideration and evaluation of Randolph Bank’s long-term prospects and strategy, the Randolph Bank board of directors, or the Randolph Bank Board, has periodically reviewed and assessed strategic opportunities and challenges, including Randolph Bank’s prospects for continued independence, acquisitions of other institutions, and mergers with or acquisitions by other institutions. Events over the last several years, including the 2008 economic slowdown, the recent economic recession and its corresponding impact on unemployment and borrowers’ ability to meet their financial obligations, and the financial burden imposed on smaller financial institutions as a result of the regulatory response to such events, have led to the Randolph Bank Board placing increased focus on strategic opportunities.

On August 8, 2012, BNC and Randolph Bank entered into a confidentiality agreement for the parties to discuss a potential merger. On September 26, 2012, BNC entered into a formal engagement letter with Banks Street Partners, LLC, or BSP, for BSP to serve as its exclusive financial advisor in connection with the potential merger with Randolph Bank. On September 28, 2012, Randolph Bank entered into a formal engagement letter with Sandler O’Neill & Partners L.P., or Sandler O’Neill, for Sandler O’Neill to serve as Randolph Bank’s exclusive financial advisor in connection with the exploration of all strategic alternatives that may be available to Randolph Bank.

On October 3, 2012, BNC submitted a non-binding letter of intent to the Randolph Bank Board. On October 5, 2012, BSP, as BNC’s financial advisor, submitted an initial due diligence request list to Sandler O’Neill. That same day, following requested changes to the letter of intent from Randolph Bank, BNC submitted a revised letter of intent. In October 2012, executives of Randolph Bank contacted the Treasury regarding the possibility of a discounted repurchase of Randolph Bank’s CPP Preferred Stock as part of a potential sale of Randolph Bank. On October 19, 2012, Randolph Bank informed BNC that the Treasury would not be willing to consider a discounted repurchase of Randolph Bank’s CPP Preferred Stock as part of a potential sale of Randolph Bank. In response to the Treasury’s position, BNC lowered the price it would consider paying for Randolph Bank, which price was not acceptable to Randolph Bank at that time. Both parties agreed in October 2012 that discussions should terminate, that Randolph Bank should pursue other options at that time, and that the parties could revisit the terms of a potential transaction at a later date.

Following the termination of discussions regarding a potential transaction with BNC, the Randolph Bank Board instructed the management team and Sandler O’Neill to contact a limited group of alternate potential partners. Sandler O’Neill reached out to two additional parties regarding their interest in a transaction with Randolph Bank. Of those two parties, one party, or the Alternate Bidder, submitted on February 15, 2013 a non-binding letter of intent and proceeded to perform formal due diligence on Randolph Bank. Following formal due diligence, the Alternate Bidder terminated the terms of its non-binding letter of intent with Randolph Bank and the parties ceased discussions regarding a potential transaction.

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In April 2013, BNC and Randolph Bank resumed discussions regarding a potential transaction. On or about April 22, 2013, BNC sent a revised and updated letter of intent to Randolph Bank, and Randolph Bank executed such letter on April 29, 2013. On that same date, BSP submitted an updated due diligence request list to Sandler O’Neill. BNC formally commenced due diligence on April 23, 2013, and BNC’s legal counsel formally commenced due diligence on May 9, 2013. In addition, Credit Risk Management, L.L.C. conducted credit due diligence beginning on April 29, 2013. Representatives of Randolph Bank conducted off-site due diligence on BNC during the month of May and concluded final on-site due diligence of BNC on May 29, 2013.

On May 30, 2013, the Randolph Bank Board met with Sandler O’Neill and Wyrick Robbins Yates & Ponton LLP and received and reviewed an agreement and plan of merger that included a definitive transaction structure consisting of the consideration to be paid for each of the issued and outstanding shares of common stock and preferred stock of Randolph Bank. Sandler O’Neill reviewed and discussed its transaction valuation analysis and opined to the Randolph Bank Board that the consideration to be received by the common shareholders of Randolph Bank was fair, from a financial point of view. A copy of Sandler O’Neill’s written opinion is attached to this document as Appendix C. A detailed executive summary of the definitive agreement was presented to the Randolph Bank Board and detailed resolutions prepared by counsel were presented. After thorough discussion, each director was asked for his or her opinion on the transaction as proposed and the transaction as presented was unanimously approved by the Randolph Bank Board.

BNC also held a special meeting on May 30, 2013 for the BNC board of directors, or the BNC Board, to consider the final terms of the transaction. In its meeting on May 30, 2013, the BNC Board received a copy of the definitive agreement and plan of merger and detailed resolutions for consideration to adopt the agreement and plan of merger. After thorough discussion, the transaction as proposed and the transaction as presented was approved by the BNC Board.

Randolph Bank, BNC and the Bank executed the definitive merger agreement before market open on May 31, 2013 and issued a joint press release publicly announcing the transaction shortly thereafter.

BNC’s Reasons for the Merger

The BNC Board believes that the completion of the merger presents a unique opportunity for BNC to further its strategic plan to broaden its geographic market area by dramatically expanding its franchise and banking operations in the Greensboro-High Point MSA by adding several branches in Randolph County and the Burlington MSA, which BNC believes is an attractive market area in North Carolina. The BNC Board also noted that the merger furthered BNC’s strategic focused regional growth plan, would add a solid core deposit base, would diversify its loan portfolio composition, would reduce its wholesale funding, would be accretive to future earnings and lead to significant cost efficiencies.

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The terms of the merger, including the merger consideration, are the result of arm’s-length negotiations between representatives of BNC and Randolph Bank. In reaching its decision to approve the merger, the BNC Board consulted with its legal advisors regarding the terms of the transaction, with its financial advisor, BSP, regarding the financial aspects of the proposed transaction and the merger consideration, and with management of BNC. In approving the entry into the merger agreement, the BNC Board considered the following material factors:

•	Randolph Bank’s strategic presence around the attractive Greensboro-High Point and Burlington market areas.

•	The completion of the merger would not only expand and diversify BNC’s markets but it would further diversify its loan portfolio, its revenue and deposit mix, and reduce BNC’s wholesale funding.

•	The reports of BNC management and the financial presentation of BNC’s financial advisor concerning the operations and financial condition of Randolph Bank and the pro forma financial impact of the merger.

•	Randolph Bank is a very well-managed, quality organization with strong historical earnings and a service-focused business model.

•	Randolph Bank and BNC’s management teams share a common business vision and commitment to their respective clients, shareholders, employees and other constituencies.

•	The two companies have complementary service-focused business models.

•	BNC’s management believes that the merger will be accretive to BNC’s earnings under GAAP.

•	The merger is likely to provide an increase in shareholder value, including the benefits of a stronger strategic position.

The BNC Board also considered potential risks associated with the merger in connection with its deliberations of the proposed transaction, including the challenges of integrating Randolph Bank’s business, operations and workforce with those of BNC, the potential negative impact on BNC’s stock price and the need to obtain shareholder and regulatory approvals in order to complete the transaction.

The BNC Board considered all of these factors as a whole and, on balance, the BNC Board believes that the opportunities created by the merger to increase the value of the BNC franchise more than offset any integration or other risks inherent in the merger.

The foregoing discussion of the information and factors considered by the BNC Board is not exhaustive, but includes the material factors considered by the BNC Board. In view of the wide variety of factors considered by the BNC Board in connection with its evaluation of the merger and the complexity of these matters, the BNC Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. In considering the factors described above, individual members of the BNC Board may have given different weights to different factors.

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On the basis of these considerations, BNC’s entry into the merger agreement was unanimously approved by the BNC Board on May 30, 2013.

Randolph Bank’s Reasons for the Merger and Recommendation of the Randolph Bank Board of Directors

In reaching its decision to adopt and approve the merger agreement and recommend its approval to Randolph Bank shareholders, the Randolph Bank Board consulted with executive management and its outside financial and legal advisors and evaluated the increasing difficulty Randolph Bank faces in maintaining and improving performance and value for its shareholders over the long term in the current and prospective economic environment affecting the banking industry as a whole. The Randolph Bank Board believes that economic recovery and improvements in banks’ profits and market values will be a slow process, particularly for smaller financial institutions such as Randolph Bank. After considering Randolph Bank’s strategic options, the Randolph Bank Board concluded that partnering with a financial institution with a strong management team and capital would better maximize the long-term value of shareholders’ investment than if Randolph Bank remained independent and it believes that the proposed merger with BNC is in the best interests of Randolph Bank’s shareholders.

In its deliberations described above and in making its determination, the Randolph Bank Board considered many factors including, without limitation, the following:

•	the current and prospective business and economic environments in which Randolph Bank operates, including challenging regional and local economic conditions, the competitive environment for North Carolina financial institutions characterized by intensifying competition from in-state and out-of-state financial institutions, the continuing consolidation of the financial services industry, the increased regulatory burdens on financial institutions, and the uncertainties in the regulatory climate going forward;

•	BNC’s access to capital resources relative to that of Randolph Bank;

•	the business, earnings, operations, financial condition, management, prospects, capital levels and asset quality of both BNC and Randolph Bank;

•	the fact that Randolph Bank would likely need to raise a material amount of additional capital in the near future if it remained independent, and that raising such equity would likely be very difficult and dilutive to Randolph Bank’s shareholders;

•	the Randolph Bank Board’s desire to provide Randolph Bank shareholders with the prospects for greater future appreciation on their investment in Randolph Bank common stock than the amount of appreciation the Randolph Bank Board believes could be achieved independently;

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•	the form and amount of the merger consideration, including the ability of Randolph Bank common shareholders to participate in the future performance of the combined company;

•	that Randolph Bank’s preferred shareholders will be paid an amount of cash per share equal to $1,000 per share, which, in the case of the Series A Preferred Stock, is the same price at which Randolph Bank is entitled to redeem such shares under the existing terms of the Series A Preferred Stock, and, in the case of the CPP Preferred Stock, is equal to the stated per share liquidation amount of such shares, less any accrued and unpaid dividends;

•	the overall greater scale that will be achieved by the merger that will better position the combined company for future growth;

•	the financial analysis prepared by Sandler O’Neill, and the opinion dated May 30, 2013, delivered to the Randolph Bank Board by Sandler O’Neill, to the effect that the merger consideration to be paid to holders of Randolph Bank common stock is fair, from a financial point of view, to Randolph Bank’s common stock shareholders;

•	the interests of Randolph Bank’s directors and executive officers in the merger, in addition to their interests generally as shareholders, as described under “—Randolph Bank’s Directors and Officers Have Financial Interests in the Merger” below;

•	the likelihood that the regulatory approvals necessary to complete the transaction would be obtained and BNC’s prior success in integrating acquired institutions;

•	the effect of the merger on Randolph Bank’ employees, including the prospects for continued employment and the severance and other benefits agreed to be provided by BNC to Randolph Bank’s employees; and

•	the effect of the merger on Randolph Bank’s customers and the communities in which they conduct business.

The Randolph Bank Board also considered the following potential risks and negative factors relating to the merger:

•	if the market price of BNC common stock decreases prior to the completion of the merger and the 20-day BNC VWAP and BNC common stock market price are below $8.50 per share at closing, the aggregate value of the consideration to be received by Randolph Bank’s shareholders will decrease as well;

•	the merger agreement obligates Randolph Bank to pay a substantial termination fee if it later chooses to pursue a more attractive uninvited merger proposal or if the merger agreement is terminated under certain circumstances;

•	Randolph Bank will lose the autonomy associated with being an independent financial institution;

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•	the merger could result in employee attrition and have a negative effect on business and customer relationships;

•	the merger agreement limits Randolph Bank’s ability to pursue other merger or acquisition opportunities;

•	while the merger is pending, Randolph Bank’s officers and employees will have to focus extensively on actions required to complete the merger, which will divert their attention from Randolph Bank’s business, and Randolph Bank will incur substantial transaction costs even if the merger is not consummated;

•	while the merger is pending, Randolph Bank will be subject to certain restrictions on the conduct of its business which may delay or prevent it from pursuing business opportunities that may arise or preclude it from taking actions that would be advisable if it was to remain independent; and

•	because Randolph Bank currently does not anticipate asking Sandler O’Neill to update its opinion, the opinion will not address the fairness of the merger consideration, from a financial point of view, to Randolph Bank’s common stock shareholders at the time the merger is completed.

In evaluating a potential merger with BNC, the Randolph Bank Board carefully considered BNC’s financial performance in 2010, 2011, 2012 and the first quarter of 2013. Randolph Bank’s management team, along with Sandler O’Neill and Randolph Bank’s legal counsel, conducted due diligence on BNC to assess, among other things, BNC’s operating and financial condition, including its balance sheet composition.

The Randolph Bank Board concluded that the anticipated benefits of combining with BNC were likely to substantially outweigh these potential risks and negative factors outlined above.

Before approving the proposed transaction with BNC, the Randolph Bank Board discussed at length, with input from Sandler O’Neill, Randolph Bank’s strategic options, including remaining independent or pursuing other alternatives, in relation to the long-term best interests of shareholders. The Randolph Bank Board concluded that combining with BNC on the terms offered by BNC was in the Randolph Bank shareholders’ best interest.

Randolph Bank shareholders will receive, at their election, for each share of Randolph Bank common stock either (i) cash in the amount of $10.00 per share of Randolph Bank common stock or (ii) the number of shares of BNC common stock determined by dividing $10.00 by the 20-day BNC VWAP immediately prior to closing, or a combination of both cash and BNC common stock subject to the allocation procedures set forth in the merger agreement. Notwithstanding the foregoing, the number of shares of BNC common stock to be exchanged for each share of Randolph Bank common stock will be fixed at 1.176 shares if the BNC VWAP is less than $8.50 at closing or will be fixed at 0.870 shares if the BNC VWAP is greater than $11.50 at closing. The holders of Randolph Bank preferred stock will receive cash in the amount of $1,000 in exchange for each share of preferred stock outstanding as of the effective time of the merger.

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An aggregate of 835,798 shares of Randolph Bank common stock, or 80% of Randolph Bank’s outstanding common stock, will be exchanged for BNC common stock, with the remainder of the Randolph Bank common stock being exchanged for cash. Depending on the BNC VWAP immediately prior to closing, BNC will issue between 727,144 and 982,898 shares of its common stock to holders of Randolph Bank common stock in connection with the merger. Based on BNC’s stock price of $[•] as of the close of trading on [•], 2013, the consideration to be received by Randolph Bank common stock shareholders, represents an aggregate price of approximately $[•] million. The Randolph Bank Board concluded that this merger consideration, together with the $8,840,000 in cash to be paid to the holders of the bank’s preferred stock, was adequate enough to support its recommendation to Randolph Bank shareholders that they vote “for” the merger. In reaching this conclusion, the Randolph Bank Board consulted with the bank’s senior management and its advisors. Sandler O’Neill conducted a financial analysis and delivered an opinion to the Randolph Bank Board stating that the common stock merger consideration is fair, from a financial point of view, to Randolph Bank’s common stock shareholders. The details of this financial analysis and the data supporting Sandler O’Neill’s opinion are presented below under “Opinion of Randolph Bank’s Financial Advisor.”

The foregoing discussion of the factors considered by the Randolph Bank Board is not intended to be exhaustive, but is believed to include all the material factors considered by the Randolph Bank Board. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Randolph Bank Board did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger agreement and recommend that the shareholders vote “FOR” approval of the merger agreement. In addition, individual members of the Randolph Bank Board may have given differing weights to different factors. The Randolph Bank Board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Randolph Bank’s management and outside financial and legal advisors. The Randolph Bank Board considered all of the foregoing factors as a whole and unanimously supported a favorable determination to approve the merger and recommend that Randolph Bank shareholders approve the merger agreement.

The Randolph Bank BOARD determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are in the best interests of Randolph Bank and its shareholders. Accordingly, the Randolph Bank Board unanimously approved the merger and the merger agreement and unanimously recommends that Randolph Bank shareholders vote “FOR” approval of the merger agreement.

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Opinion of Randolph Bank’s Financial Advisor

By letter dated September 28, 2012, Randolph Bank retained Sandler O’Neill to act as its financial advisor in connection with a potential sale of Randolph Bank to another party. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to the Board of Directors of Randolph Bank in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of the merger agreement, dated as of May 31, 2013 with BNC. At its May 30, 2013 meeting, the Randolph Bank Board reviewed the merger agreement and Sandler O’Neill delivered to the board its oral opinion, which was subsequently confirmed in writing, that, as of such date, the merger consideration was fair to the holders of Randolph Bank common stock from a financial point of view. The full text of Sandler O’Neill’s written opinion dated May 30, 2013 is attached as Appendix C to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. Randolph Bank shareholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to Randolph Bank’s board and is directed only to the fairness of the merger consideration to Randolph Bank’s common shareholders from a financial point of view. It does not address the underlying business decision of Randolph Bank to engage in the merger or any other aspect of the merger and is not a recommendation to any Randolph Bank shareholder as to how such shareholder should vote at the special meeting with respect to the merger or any other matter.

In connection with rendering its opinion on May 30, 2013, Sandler O’Neill reviewed and considered, among other things:

(1)	the merger agreement;

(2)	certain publicly available financial statements and other historical financial information of Randolph Bank that Sandler O’Neill deemed relevant;

(3)	certain publicly available financial statements and other historical financial information of BNC that Sandler O’Neill deemed relevant;

(4)	internal financial projections for Randolph Bank for the years ending December 31, 2013 through December 31, 2015 as provided by and discussed with senior management of Randolph Bank;

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(5)	publicly available mean earnings estimates for BNC for the years ending December 31, 2013 and December 31, 2014 and a long-term growth rate for the years thereafter as discussed with senior management of BNC;

(6)	the pro forma financial impact of the merger on BNC, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings as determined by the senior managements of Randolph Bank and BNC;

(7)	the publicly reported historical price and trading activity for Randolph Bank’s and BNC’s common stock, including a comparison of certain financial and stock market information for Randolph Bank and BNC with similar publicly available information for certain other commercial banks, the securities of which are publicly traded;

(8)	the terms and structures of other recent mergers and acquisition transactions in the commercial banking sector;

(9)	the current market environment generally and in the commercial banking sector in particular; and

(10)	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of senior management of Randolph Bank the business, financial condition, results of operations and prospects of Randolph Bank and held similar discussions with certain members of senior management of BNC regarding the business, financial condition, results of operations and prospects of BNC.

In performing its review, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to Sandler O’Neill by Randolph Bank and BNC or their respective representatives or that was otherwise reviewed by Sandler O’Neill and assumed such accuracy and completeness for purposes of rendering its opinion. Sandler O’Neill further relied on the assurances of the respective managements of Randolph Bank and BNC that such respective managements were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O’Neill was not asked to and did not undertake an independent verification of any of such information and assumes no responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Randolph Bank and BNC or any of their respective subsidiaries. Sandler O’Neill rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of Randolph Bank and BNC. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of Randolph Bank and BNC, or the combined entity after the merger and it has not reviewed any individual credit files relating to Randolph Bank and BNC. Sandler O’Neill has assumed, with Randolph Bank’s consent, that the respective allowances for loan losses for both Randolph Bank and BNC are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

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In preparing its analyses, Sandler O’Neill used internal financial projections as provided by the senior management of Randolph Bank and publicly available mean earnings estimates for BNC. Sandler O’Neill also received and used in its analyses certain projections of transaction costs, purchase accounting adjustments, expected cost savings and other synergies which were prepared by and/or reviewed with the senior management of Randolph Bank. With respect to those projections, estimates and judgments, the respective managements of Randolph Bank and BNC confirmed to Sandler O’Neill that those projections, estimates and judgments reflected the best currently available estimates and judgments of those respective managements of the future financial performance of Randolph Bank and BNC, respectively, and Sandler O’Neill assumed that such performance would be achieved. Sandler O’Neill expressed no opinion as to such estimates or the assumptions on which they were based. Sandler O’Neill also assumed that there was no material change in Randolph Bank’s and BNC’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to Sandler O’Neill. Sandler O’Neill assumed in all respects material to its analysis that Randolph Bank and BNC would remain as going concerns for all periods relevant to its analyses, that all of the representations and warranties contained in the merger agreement and all related agreements were true and correct, that each party to the merger agreement would perform all of the covenants required to be performed by such party under the merger agreement and that the conditions precedent in the merger agreement were not waived. Finally, with the consent of Randolph Bank, Sandler O’Neill relied upon the advice that Randolph Bank received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement.

Sandler O’Neill’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of such opinion. Events occurring after the date of its opinion could materially affect its opinion. Sandler O’Neill did not undertake to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of its opinion.

Sandler O’Neill’s opinion was directed to Randolph Bank’s board in connection with its consideration of the merger and does not constitute a recommendation to any shareholder of either Randolph Bank or BNC as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the merger. Sandler O’Neill’s opinion is directed only to the fairness, from a financial point of view, of the merger consideration to the holders of Randolph Bank common stock and does not address the underlying business decision of Randolph Bank to engage in the merger, the relative merits of the merger as compared to any other alternative business strategies that might exist for Randolph Bank or the effect of any other transaction in which Randolph Bank might engage. Sandler O’Neill’s opinion shall not be reproduced or used for any other purposes, without Sandler O'Neill’s prior written consent. Sandler O’Neill’s opinion has been approved by Sandler O’Neill’s fairness opinion committee. Sandler O’Neill has consented to inclusion of its opinion and this summary in the registration statement on Form S-4 which includes this proxy statement/prospectus. Sandler O’Neill does not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director, or employees, or class of such persons, relative to the compensation to be received in the merger by any other shareholder.

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In rendering its May 30, 2013 opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill's opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. In arriving at its opinion, Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather, Sandler O’Neill made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion; rather, Sandler O’Neill made its determination as to the fairness of the merger consideration to Randolph Bank common shareholders on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Randolph Bank or BNC and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Randolph Bank or BNC and the companies to which they are being compared.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Randolph Bank, BNC and Sandler O’Neill. The analysis performed by Sandler O’Neill is not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Randolph Bank Board at the May 30, 2013 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Randolph Bank’s common stock or the prices at which Randolph Bank’s common stock may be sold at any time. The analysis and opinion of Sandler O’Neill was among a number of factors taken into consideration by Randolph Bank’s board in making its determination to adopt the agreement and plan of merger contained in the merger agreement and the analyses described below should not be viewed as determinative of the decision of Randolph Bank’s board or management with respect to the fairness of the merger consideration to Randolph Bank common shareholders.

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At the May 30, 2013 meeting of the Randolph Bank Board, Sandler O’Neill presented certain financial analyses of the merger. The summary below is not a complete description of the analyses underlying the opinions of Sandler O’Neill or the presentation made by Sandler O’Neill to the Randolph Bank Board, but is instead a summary of the material analyses performed and presented in connection with the opinion.

Summary of Proposal

Sandler O’Neill reviewed the financial terms of the proposed transaction. Shares of Randolph Bank common stock issued and outstanding immediately prior to the merger will receive consideration of $10.00 in cash per share or the number of shares of BNC stock determined by dividing 10.00 by the 20-day BNC VWAP prior to closing. However, notwithstanding the foregoing, in the event that the BNC VWAP immediately prior to closing is greater than $11.50, then the per share stock consideration shall equal 0.870 shares of BNC stock, and in the event that the BNC VWAP immediately prior to closing is less than $8.50 then the per share stock consideration shall equal 1.176 shares of BNC stock. The aggregate transaction value of $10.4 million is based upon the $10.00 per share cash consideration and 1,044,748 shares of Randolph Bank common stock outstanding. Based upon financial information as or for the quarter ended March 31, 2013, Sandler O’Neill calculated the following transaction ratios:

Transaction Value / Book Value:	62%
Transaction Value / Tangible Book Value:	62%
Transaction Value / 2013 Estimated Earnings Per Share:	18.5	x
Core Deposit Premium:	(2.9)%
Market Premium (as of May 28, 2013)	52%

Randolph Bank – Regional Comparable Company Analysis

Sandler O’Neill also used publicly available information to compare selected financial and market trading information for Randolph Bank and a group of regional financial institutions selected by Sandler O’Neill. The Randolph Bank regional peer group was selected by Sandler O’Neill and consisted of the following selected public banks and thrifts headquartered in North Carolina and South Carolina with total assets between $100 million and $1.0 billion, non-performing assets to total assets between 2.0% and 7.0% and tangible common equity to tangible assets less than 7.0%.

1st Financial Services Corporation	Oak Ridge Financial Services, Inc.

Carolina Bank Holdings, Inc.	Security Federal Corporation

Coastal Banking Company, Inc.	Southern First Bancshares, Inc.

Greer Bancshares, Inc.	Uwharrie Capital Corporation

North State Bancorp

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The analysis compared publicly available financial information for Randolph Bank and the median financial and market trading data for the Randolph Bank regional peer group as of and for the most recent quarter ended March 31, 2013. The table below sets forth the data for Randolph Bank and the median data for the Randolph Bank regional peer group as of and for the most recent quarter ended March 31, 2013, with pricing data as of May 28, 2013.

Randolph Bank	Regional Peer Group Median
Total Assets (in millions)	$302	$675

Tangible Common Equity / Tangible Assets	5.63%	5.89%
Leverage Ratio	7.55%	8.98%

Total Risk Based Capital Ratio	13.49%	15.34%
Last Twelve Months Return on Average Assets	(0.03)%	0.29%
Last Twelve Months Return on Average Equity	(0.35)%	5.95%
Last Twelve Months Net Interest Margin	3.64%	3.50%
Last Twelve Months Efficiency Ratio	86.2%	72.8%

Loan Loss Reserves / Gross Loans	2.25%	2.01%
Non-performing Assets / Total Assets	3.41%	4.06%
Most Recent Quarter Net Charge-offs / Average Loans	1.44%	0.56%
Price / Tangible Book Value	41%	73%
Price / Last Twelve Months Earnings Per Share	NM	15.3	x
Market Capitalization (in millions)	$7	$24

Source: SNL Financial

Randolph Bank – National Comparable Company Analysis

Sandler O’Neill also used publicly available information to compare selected financial and market trading information for Randolph Bank and a group of national financial institutions selected by Sandler O’Neill. The Randolph Bank national peer group was selected by Sandler O’Neill and consisted of the following selected nationwide public banks and thrifts with total assets between $250 million and $500 million, and current participation in the TARP.

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Avidbank Holdings, Inc.	Harbor Bankshares Corporation

Bank of the Carolinas Corporation	IBW Financial Corporation

Broadway Financial Corporation	M&F Bancorp, Inc.

Cecil Bancorp, Inc.	Mission Valley Bancorp

Central Virginia Bankshares, Inc.	NCAL Bancorp

Citizens Bancshares Corporation	Northern States Financial Corporation

Citizens First Corporation	Provident Community Bancshares, Inc.

Farmers Bank	United American Bank

First Intercontinental Bank	United Bancorporation of Alabama, Inc.

Greer Bancshares Incorporated	Village Bank and Trust Financial Corp.

The analysis compared publicly available financial information for Randolph Bank and the median financial and market trading data for the Randolph Bank national peer group as of and for the most recent quarter ended March 31, 2013. The table below sets forth the data for Randolph Bank and the median data for the Randolph Bank national peer group as of and for the most recent quarter ended March 31, 2013, with pricing data as of May 28, 2013.

Randolph Bank	National Peer Group Median
Total Assets (in millions)	$302	$383

Tangible Common Equity / Tangible Assets	5.63%	5.36%
Leverage Ratio	7.55%	8.93%

Total Risk Based Capital Ratio	13.49%	14.78%
Last Twelve Months Return on Average Assets	(0.03)%	0.03%
Last Twelve Months Return on Average Equity	(0.35)%	0.22%
Last Twelve Months Net Interest Margin	3.64%	3.78%
Last Twelve Months Efficiency Ratio	86.2%	80.6%

Loan Loss Reserves / Gross Loans	2.25%	2.69%
Non-performing Assets / Total Assets	3.41%	6.96%
Most Recent Quarter Net Charge-offs / Average Loans	1.44%	0.62%
Price / Tangible Book Value	41%	53%
Price / Last Twelve Months Earnings Per Share	NM	11.3	x
Market Capitalization (in millions)	$7	$5

Source: SNL Financial

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Randolph Bank - Stock Price Performance

Sandler O’Neill reviewed the history of the publicly reported trading prices of Randolph Bank’s common stock for the one-year period ended May 28, 2013. Sandler O’Neill also reviewed the history of the publicly reported trading prices of Randolph Bank’s common stock for the three-year period ended May 28, 2013. Sandler O’Neill then compared the relationship between the movements in the price of Randolph Bank’s common stock against the movements in the prices of an index of its regional peer group, the S&P Bank Index, the NASDAQ Bank Index and the S&P 500 Index.

Randolph Bank One-Year Stock Performance

	Beginning Index	Ending Index
	Value	Value
	May 28, 2012	May 28, 2013
Randolph Bank	100%	197.0%
Peer Group Index	100%	152.9%
S&P Bank Index	100%	124.6%
NASDAQ Bank Index	100%	124.1%
S&P 500 Index	100%	126.0%

Randolph Bank Three-Year Stock Performance

	Beginning Index Value May 28, 2010	Ending Index Value May 28, 2013
Randolph Bank	100%	67.7%
Peer Group Index	100%	131.5%
S&P Bank Index	100%	131.7%
NASDAQ Bank Index	100%	119.9%
S&P 500 Index	100%	152.4%

BNC - Comparable Company Analysis

Sandler O’Neill also used publicly available information to compare selected financial and market trading information for BNC and a group of financial institutions selected by Sandler O’Neill.

The BNC peer group consisted of the following selected public banks and thrifts headquartered in the Southeast with total assets between $2.0 billion and $5.0 billion, non-performing assets to total assets less than 3.0% and tangible common equity to tangible assets greater than 7.0%.

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Bank of the Ozarks, Inc.	First Community Bancshares, Inc.

Burke & Herbert Bank & Trust Company	State Bank Financial Corporation

Cardinal Financial Corporation	StellarOne Corporation

CenterState Banks, Inc.	Union First Market Bankshares Corporation

City Holding Company

The analysis compared publicly available financial information for BNC and the median financial and market trading data for the BNC peer group as of and for the most recent quarter ended March 31, 2013. The table below sets forth the data for BNC and the median data for the BNC peer group as of and for the most recent quarter ended March 31, 2013, with pricing data as of May 28, 2013.

BNC	Peer Group Median
Total Assets (in millions)	$2,929	$2,818

Tangible Common Equity / Tangible Assets	7.64%	10.66%

Leverage Ratio	9.18%	10.45%
Total Risk Based Capital Ratio	14.08%	16.47%
Last Twelve Months Return on Average Assets	0.48%	1.12%
Last Twelve Months Return on Average Equity	5.31%	8.55%
Last Twelve Months Net Interest Margin	3.88%	4.27%

Last Twelve Months Efficiency Ratio	66.5%	55.7%

Loan Loss Reserves / Gross Loans	1.84%	1.40%
Adjusted[1] Non-performing Assets / Total Assets	2.98%	1.86%
Most Recent Quarter Net Charge-offs / Average Loans	0.79%	0.19%

Price / Tangible Book Value	127%	141%

Price / Last Twelve Months Earnings Per Share	21.2	x	16.5	x
Price / 2013 Estimated Earnings Per Share	15.5	x	14.5	x
Market Capitalization (in millions)	$217	$469

1 Adjusted NPAs defined as nonaccrual loans and leases, renegotiated loans and leases, and real estate owned, net of the delinquent US Government guaranteed portion and OREO covered by loss-sharing agreements with the FDIC.

Source: SNL Financial

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BNC - Stock Price Performance

Sandler O’Neill reviewed the history of the publicly reported trading prices of BNC’s common stock for the one-year period ended May 28, 2013. Sandler O’Neill also reviewed the history of the publicly reported trading prices of BNC’s common stock for the three-year period ended May 28, 2013. Sandler O’Neill then compared the relationship between the movements in the price of BNC’s common stock against the movements in the prices of an index of its peer group, the S&P Bank Index, the NASDAQ Bank Index and the S&P 500 Index.

BNC One-Year Stock Performance

	Beginning Index Value May 28, 2012	Ending Index Value May 28, 2013
BNC	100%	134.6%
Peer Group Index	100%	127.9%
S&P Bank Index	100%	124.6%
NASDAQ Bank Index	100%	124.1%
S&P 500 Index	100%	126.0%

BNC Three-Year Stock Performance

	Beginning Index Value May 28, 2010	Ending Index Value May 28, 2013
BNC	100%	106.2%
Peer Group Index	100%	136.1%
S&P Bank Index	100%	131.7%
NASDAQ Bank Index	100%	119.9%
S&P 500 Index	100%	152.4%

Randolph Bank - Net Present Value Analysis

Sandler O’Neill performed an analysis that estimated the present value of Randolph Bank common stock through December 31, 2015.

Sandler O’Neill based the analysis on Randolph Bank’s projected earnings stream as derived from the internal financial projections provided by Randolph Bank management for the years ending December 31, 2013 through 2015.

To approximate the terminal value of Randolph Bank’s common stock at December 31, 2015, Sandler O’Neill applied price to forward earnings multiples of 10.0x to 15.0x and multiples of tangible book value ranging from 50% to 100%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 10.0% to 15.0%.

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Earnings Per Share Multiples

Discount Rate	10.0x	11.0x	12.0x	13.0x	14.0x	15.0x
10.0%	$5.46	$6.01	$6.56	$7.10	$7.65	$8.19
11.0%	$5.33	$5.86	$6.39	$6.93	$7.46	$7.99
12.0%	$5.20	$5.72	$6.24	$6.76	$7.28	$7.80
13.0%	$5.07	$5.58	$6.09	$6.60	$7.10	$7.61
14.0%	$4.95	$5.45	$5.94	$6.44	$6.93	$7.43
15.0%	$4.83	$5.32	$5.80	$6.28	$6.77	$7.25

Tangible Book Value Per Share Multiples

Discount Rate	50%	60%	70%	80%	90%	100%
10.0%	$6.85	$8.22	$9.59	$10.96	$12.33	$13.69
11.0%	$6.68	$8.01	$9.35	$10.69	$12.02	$13.36
12.0%	$6.52	$7.82	$9.12	$10.43	$11.73	$13.03
13.0%	$6.36	$7.63	$8.90	$10.17	$11.45	$12.72
14.0%	$6.21	$7.45	$8.69	$9.93	$11.17	$12.41
15.0%	$6.06	$7.27	$8.48	$9.70	$10.91	$12.12

Sandler O’Neill also considered and discussed with the Randolph Bank Board how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming Randolph Bank’s net income varied from 10% above projections to 30% below projections. This analysis resulted in the following reference ranges of indicated per share values for Randolph Bank common stock, using a discount rate of 13.93%:

Earnings Per Share Multiples

Annual Budget Variance	10.0x	11.0x	12.0x	13.0x	14.0x	15.0x
(30.0)%	$3.47	$3.82	$4.17	$4.51	$4.86	$5.21
(15.0)%	$4.22	$4.64	$5.06	$5.48	$5.90	$6.32
(0.0)%	$4.96	$5.46	$5.95	$6.45	$6.94	$7.44
5.0%	$5.21	$5.73	$6.25	$6.77	$7.29	$7.81
10.0%	$5.46	$6.00	$6.55	$7.09	$7.64	$8.18

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BNC - Net Present Value Analysis

Sandler O’Neill performed an analysis that estimated the present value of BNC common stock through December 31, 2015.

Sandler O’Neill based the analysis on BNC’s projected earnings stream as derived from publicly available mean earnings estimates for BNC for the years ending December 31, 2013 and December 31, 2014 and a long-term growth rate for December 31, 2015 as discussed with senior management of BNC.

To approximate the terminal value of BNC’s common stock at December 31, 2015, Sandler O’Neill applied price to forward earnings multiples of 10.0x to 17.5x and multiples of tangible book value ranging from 100% to 175%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 10.0% to 15.0%.

Earnings Per Share Multiples

Discount Rate	10.0x	11.5x	13.0x	14.5x	16.0x	17.5x
10.0%	$9.22	$10.53	$11.85	$13.16	$14.48	$15.79
11.0%	$9.00	$10.28	$11.56	$12.84	$14.12	$15.41
12.0%	$8.78	$10.03	$11.28	$12.53	$13.78	$15.03
13.0%	$8.57	$9.79	$11.01	$12.23	$13.45	$14.67
14.0%	$8.37	$9.56	$10.75	$11.95	$13.14	$14.33
15.0%	$8.18	$9.34	$10.50	$11.67	$12.83	$13.99

Tangible Book Value Per Share Multiples

Discount Rate	100%	115%	130%	145%	160%	175%
10.0%	$8.52	$9.73	$10.94	$12.15	$13.36	$14.57
11.0%	$8.32	$9.50	$10.68	$11.86	$13.04	$14.22
12.0%	$8.12	$9.27	$10.42	$11.57	$12.72	$13.87
13.0%	$7.93	$9.05	$10.17	$11.30	$12.42	$13.54
14.0%	$7.74	$8.84	$9.93	$11.03	$12.13	$13.22
15.0%	$7.56	$8.63	$9.70	$10.77	$11.84	$12.91

Sandler O’Neill also considered and discussed with the Randolph Bank Board how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming BNC’s net income varied from 30% above projections to 30% below projections. This analysis resulted in the following reference ranges of indicated per share values for BNC common stock, using a discount rate of 13.93%:

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Earnings Per Share Multiples

Annual Budget Variance	10.0x	11.5x	13.0x	14.5x	16.0x	17.5x
(30.0)%	$6.00	$6.84	$7.67	$8.51	$9.34	$10.18
(15.0)%	$7.19	$8.21	$9.22	$10.24	$11.25	$12.26
0.0%	$8.39	$9.58	$10.77	$11.97	$13.16	$14.35
15.0%	$9.58	$10.95	$12.32	$13.69	$15.07	$16.44
30.0%	$10.77	$12.32	$13.87	$15.42	$16.98	$18.53

Analysis of Selected Merger Transactions

Sandler O’Neill reviewed a set of comparable mergers and acquisitions. The set of mergers and acquisitions included 10 transactions announced from January 1, 2010 through May 28, 2013 involving North Carolina commercial banks and thrifts with announced deal values and where the selling bank’s total assets was between $250 million and $2.0 billion at announcement. Sandler O’Neill deemed these transactions to be reflective of the proposed Randolph Bank and BNC combination. Sandler O’Neill reviewed the following multiples: transaction price to book value, transaction price to tangible book value, transaction price to last twelve months earnings per share, core deposit premium and market premium. As illustrated in the following table, Sandler O’Neill compared the proposed merger multiples to the median multiples of these comparable transactions.

	Randolph Bank / BNC	Comparable Transactions Median
Transaction Value / Book Value	62%	63%
Transaction Value / Tangible Book Value	62%	63%
Transaction Value / Last Twelve Months Earnings Per Share	NM	19.4%
Core Deposit Premium	(2.9)%	(4.2)%
Market Premium	51.5%	62.1%[1]

1 One-month market premium

Pro Forma Merger Analysis

Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger is completed in the second quarter of 2014; (2) the deal value per share is equal to $10.00 per Randolph Bank share; (3) pre-tax cost savings of $1.3 million in 2014, $3.8 million in 2015, and $4.0 million in 2016; (4) one-time costs of $1.4 million pre-tax are expensed prior to close and $1.4 million pre-tax are expensed in 2014; (5) BNC’s performance was calculated in accordance with BNC’s management’s prepared earnings projections; (6) Randolph Bank’s performance was calculated in accordance with Randolph Bank’s management’s prepared earnings projections; (7) certain other assumptions pertaining to costs and expenses associated with the transaction, intangible amortization, opportunity cost of cash and other items. The analyses indicated that, for the full years 2014 and 2015, the merger (excluding transaction expenses) would be accretive to BNC’s projected earnings per share. The actual results achieved by the combined company may vary from projected results and the variations may be material.

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Sandler O’Neill’s Compensation and Other Relationships

Sandler O’Neill has acted as financial advisor to the Randolph Bank Board in connection with the merger. Randolph Bank has agreed to pay Sandler O’Neill a transaction fee of $150,000, due and payable in immediately available funds on the day of closing of the business combination. Randolph Bank has also agreed to pay Sandler O’Neill a fee of $100,000 to render an Opinion in connection with the business combination, which shall be due and payable in immediately available funds at the time such Opinion is rendered and which is credited towards the total transaction fee due at closing. Sandler O’Neill’s fairness opinion was approved by Sandler O’Neill’s fairness opinion committee.

In the ordinary course of their respective broker and dealer businesses, Sandler O’Neill may purchase securities from and sell securities to Randolph Bank and BNC and their affiliates. Sandler O’Neill may also actively trade the debt and/or equity securities of Randolph Bank and BNC or their affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

Randolph Bank’s Directors and Officers Have Financial Interests in the Merger

Interests of Directors and Executive Officers of Randolph Bank

In considering the recommendation of the Randolph Bank Board that you vote to approve the merger on substantially the terms set forth in the merger agreement, you should be aware that some of Randolph Bank’s directors and executive officers have interests in the merger and have arrangements that are different from, or are in addition to, those of Randolph Bank’s shareholders generally. The Randolph Bank Board was aware of these interests and considered them, among other matters, in reaching its decisions to approve the merger agreement and to recommend that you vote in favor of approving the merger agreement.

Share Ownership. As of June 1, 2013, the directors and executive officers of Randolph Bank may be deemed to be the beneficial owners of 100,366 shares, representing 9.57% of the outstanding shares of Randolph Bank common stock. See “Security Ownership of Certain Beneficial Owners and Management of Randolph Bank.”

Support Agreements. As an inducement to and a condition of BNC’s willingness to enter into the merger agreement, each of the directors of Randolph Bank entered into a support agreement with BNC. Pursuant to the support agreements, each of the directors of Randolph Bank agreed, among other things, to vote (or cause to be voted), all the shares owned beneficially by each of them, (i) in favor of the approval of the merger agreement at the special meeting of the Randolph Bank shareholders and (ii) against any Alternative Transaction (as defined in the merger agreement and as further described under “The Merger Agreement—Agreement Not to Solicit Other Offers”). As of June 1, 2013, the directors of Randolph Bank were entitled to vote 76,863 shares, or approximately 7.36% of the outstanding shares of Randolph Bank common stock. A copy of the form of this support agreement is attached as Exhibit A to the merger agreement attached as Appendix A to this proxy statement/prospectus and is incorporated herein by reference. Randolph Bank shareholders are urged to read the support agreements in their entirety.

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Director’s Agreements. As an inducement to and a condition of BNC’s willingness to enter into the merger agreement, each of the directors of Randolph Bank entered into a director’s agreement with BNC. Pursuant to the director’s agreements, each of the directors of Randolph Bank agreed, within a defined territory, to refrain from competing with BNC and to refrain from assisting others in competing with BNC for a period of one year following the effective time of the merger. This noncompetition agreement means that the director will not engage in the same business in which Randolph Bank engaged in prior to the effective time of the merger, which includes the business of providing personal banking, business banking, loan, mortgage and wealth management services and products. Each of the directors also agreed to certain noninterference covenants with respect to customers and employees and confidentiality obligations for a period of one year following the effective time of the merger. A copy of the form of the director’s agreement is attached as Exhibit B to the merger agreement attached as Appendix A to this proxy statement/prospectus and is incorporated herein by reference. Randolph Bank shareholders are urged to read the director’s agreements in their entirety.

Randolph Bank Director and Officer Indemnification and Insurance. BNC has agreed to indemnify the directors and officers of Randolph Bank following the merger against certain liabilities arising from their acts or omissions before the merger. BNC has also agreed to provide directors’ and officers’ liability insurance for the directors and officers of Randolph Bank for a period of six years following the merger with respect to acts or omissions occurring before the merger that were committed by such directors and officers in their capacities as such. However, BNC is not required to pay annually in the aggregate any amount in excess of 150% of the annual premiums paid by Randolph Bank for such insurance before the merger.

Merger Consideration to be Received by Randolph Bank Directors and Executive Officers in Exchange for Their Shares of Randolph Bank Common Stock. The following table sets forth the consideration Randolph Bank directors and executive officers may receive if the directors and executive officers elect to receive 100% in cash, 100% in common stock of BNC, or a mix of common stock and cash in exchange for their shares of Randolph Bank common stock in connection with the merger. The directors and executive officers, as shareholders, may choose either form of consideration or they may choose no preference, in which case the merger consideration to be received by the directors and executive officers will be determined by the exchange agent depending on the amount of cash and shares elected by the Randolph Bank shareholders who make an express election.

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Name of Director/ Executive Officer	Shares of Randolph Bank Common Stock Beneficially Owned as of [•] (1)	Consideration for 100% Cash Election (2)	Consideration for 100% Stock Election (3)	Consideration for 80% Stock Election and 20% Cash Election (4)
David H. Briles, Jr.	3,543	$35,430	$	$
Henry N. Buckner	3,240	$32,400	$	$
R. Lee Davidson	9,908	$99,080	$	$
Cynthia G. Hatley	7,328	$73,280	$	$
Beth G. Hodges	100	$1,000	$	$
Christy B. McKenzie	39,971	$399,710	$	$
Benjamin C. Morgan	300	$3,000	$	$
Phillip O. Ridge	10,456	$104,560	$	$
Laurence J. Trapp	19,162	$191,620	$	$
C. Michael Whitehead, Jr.	2,017	$20,170	$	$
All directors and executive officers as a group (10 persons)	96,025	$960,250	$	$

(1)	See “Security Ownership of Certain Beneficial Owners and Management of Randolph Bank” on page [•] of this proxy statement/prospectus for additional information on the beneficial ownership of the Randolph Bank directors and executive officers. Since all Randolph Bank stock options will be terminated as of the effective time of the merger, they have been excluded from the beneficial ownership tabulations in this table.

(2)	Calculated based on a price per Randolph Bank share equal to $10.00, the per-share cash consideration in the merger.

(3)	Calculated based on (i) the exchange ratio of [•], which was determined by dividing $10.00 by the 20-day BNC VWAP immediately prior to and inclusive of [•], 2013 (which is the latest practicable trading day before the distribution of this proxy statement/prospectus) and (ii) the closing price of $[•] per share of BNC common stock, as reported on NASDAQ on [•], 2013, the latest practicable trading day before the distribution of this proxy statement/prospectus. No fractional shares of BNC common stock will be issued in connection with the merger. As a result, each resulting fractional share has been multiplied by $[•], which is the BNC VWAP immediately prior to and inclusive of [•], 2013.

(4)	Calculated by assuming (1) 80% of each share of Randolph Bank common stock is converted into BNC common stock (with the value of a full Randolph Bank share for this purpose calculated based on the exchange ratio of [•] and the closing price of $[•] per share of BNC common stock, as reported on NASDAQ on [•], 2013, the latest practicable trading day before the distribution of this proxy statement/prospectus), and (2) the remaining 20% of each such share is converted into cash (based on a price per Randolph Bank share equal to $10.00).

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Existing Executive Officer Agreements

Change in Control Agreements. Randolph Bank previously entered into change in control agreements with C. Michael Whitehead, Jr., Randolph Bank’s President, and Laurence J. Trapp, Randolph Bank’s Executive Vice President, Chief Operating Officer, Chief Financial Officer and Chief Credit Officer. The agreements provide that the officer will be entitled to a lump sum payment equal to 1.60 times the applicable executive’s “base amount” (as defined in section 280G(b)(3)(A) of the Code) if, in connection with or within 24 months following a change in control of Randolph Bank, the officer’s employment is terminated by Randolph Bank other than for cause or disability or the officer terminates his own employment following an “adverse change” (as defined in the agreement) in his employment conditions.

The merger with the Bank, if consummated, will constitute a change in control under the officers’ change in control agreements. The change in control agreements define an “adverse event” to mean the occurrence of any of the following events: (i) officer is assigned any duties and/or responsibilities that are inconsistent with his position, duties, responsibilities, or status at the time of the change in control or with his reporting responsibilities or titles with Randolph Bank in effect at such time; (ii) officer’s annual base salary is reduced below the amount in effect as of the effective date of a change in control or as the same shall have been increased from time to time following such effective date; (iii) officer’s life insurance, medical or hospitalization insurance, disability insurance, dental insurance, stock option plans, stock purchase plans, deferred compensation plans, management retention plans, retirement plans, or similar plans or benefits being provided by Randolph Bank to officer as of the effective date of the change in control are reduced in their level, scope, or coverage, or any such insurance, plans, or benefits are eliminated, unless such reduction or elimination applies proportionately to all salaried employees of Randolph Bank who participated in such benefits prior to such change in control; or (iv) officer is transferred to a location outside of Asheboro, North Carolina.

If a change in control of Randolph Bank had occurred on May 31, 2013, and if following such event the employment of such officer was terminated for reasons other than cause or disability or such officer terminated his own employment following an adverse change in his employment conditions, then Messrs. Whitehead and Trapp would have been entitled to lump sum payments of $242,645 and $229,064, respectively. The merger agreement with BNC, however, contemplates that each of Messrs. Whitehead and Trapp will voluntarily terminate their rights under the change in control agreements in connection with closing of the merger and will enter into release agreements with BNC. See below under “Randolph Bank’s Directors and Officers Have Financial Interests in the Merger – Randolph Bank Executive Officer Agreements with BNC” for additional discussion of the release agreements and payments to be made to such officers in connection therewith.

Executive Supplemental Retirement Income Agreements. Randolph Bank previously entered into supplemental retirement income agreements with Messrs. Whitehead and Trapp. Under the supplemental retirement agreements, each officer is entitled, upon reaching the age of 65, to an annual retirement benefit of $80,000 for a period of 15 years. If the officer dies while employed, the officer’s beneficiary would be entitled to receive monthly payments for a period of 15 years equivalent to what the officer would have received as his monthly retirement benefit under the agreement. An officer is not entitled to any benefit under the supplemental retirement agreement if he is terminated for “cause” (as defined in the agreement) by Randolph Bank.

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The agreements provide for accelerated benefits in the event the officer’s employment is terminated other than for cause coincident with, or within 24 months following, a change in control (as defined in the agreements) of Randolph Bank. The merger with the Bank, if consummated, would constitute a change in control of Randolph Bank under the supplemental retirement agreements. If a change in control of Randolph Bank had occurred on May 31, 2013, and the officer’s employment was terminated within 24 months of such event, then the officer would be entitled to receive a lump sum payment equal to the net present value of the supplemental retirement income benefit, with the benefit calculated as if the officer had worked until his normal retirement date. The accelerated change in control benefit payable to each of Messrs. Whitehead and Trapp as of May 31, 2013, and assuming a termination of employment on such date, would have been $823,599. The merger agreement, however, contemplates that each of Messrs. Whitehead and Trapp will voluntarily terminate his respective rights under the supplemental retirement income agreements in connection with closing of the merger and will enter into release agreements with BNC. See below under “Randolph Bank’s Directors and Officers Have Financial Interests in the Merger – Randolph Bank Executive Officer Agreements with BNC” for additional discussion of the release agreements and payments to be made to such officers in connection therewith.

Life Insurance Benefits. Randolph Bank is party to split-dollar policy endorsement agreements with each of Messrs. Whitehead and Trapp under the bank’s executive life insurance plan. The split-dollar agreements provide the officers’ respective designated beneficiaries with predefined death benefits in the event the officer dies while employed by the bank. Randolph Bank’s executive life insurance plan requires that any acquirer of the bank agree to assume and discharge the obligations of the bank under the plan. Notwithstanding the foregoing, an officer’s participation in the plan, and his beneficiary’s right to any death benefits thereunder, automatically terminate upon the officer’s termination of employment. Mr. Whitehead is also party to a 2004 split-dollar insurance agreement with Randolph Bank that provides for additional death benefits. The 2004 agreement also terminates automatically upon Mr. Whitehead’s termination of employment.

Executive Compensation Restrictions Applicable to Randolph Bank. As previously discussed, Randolph Bank is a participant in the Treasury’s CPP, which program was implemented under the authority granted to the Treasury by the EESA. Section 111 of the EESA, as amended by the American Recovery and Reinvestment Act of 2009 (and as further implemented and interpreted by the Treasury pursuant to its Interim Final Rule, 31 C.F.R. Part 30, as amended), prescribes certain standards for compensation and corporate governance for recipients, such as Randolph Bank, of financial assistance under the CPP. Among other things, the Treasury’s rules prohibit Randolph Bank, during the period in which any obligation arising from financial assistance remains outstanding, from paying any bonus payment to its most highly compensated employee or from paying any golden parachute payment (as defined in the Treasury’s Interim Final Rule) to any senior executive officer or its next five most highly compensated employees. Under the terms of the merger agreement, the shares of CPP Preferred Stock previously issued to the Treasury by Randolph Bank will be exchanged for cash in connection with the closing of the merger. As of the effective time of the merger, Randolph Bank will cease to have any obligation outstanding to the Treasury under the CPP and the executive compensation restrictions previously applicable to Randolph Bank will cease to apply.

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Randolph Bank Executive Officer Agreements with BNC

It is a condition to BNC’s obligation to consummate the merger that Messrs. Whitehead and Trapp enter into release agreements to voluntarily terminate their rights under their respective change in control agreements and executive supplemental retirement income agreements described above. In connection with such release agreements, it is anticipated that BNC will make payments to Messrs. Whitehead and Trapp in the aggregate amounts of $525,000 and $700,000, respectively, immediately following the effective time of the merger. Following closing of the merger, it is anticipated that Messrs. Whitehead and Trapp would become at-will employees of the Bank.

Summary of Golden Parachute Compensation for Randolph Bank’s Named Executive Officers

The following table sets forth the proposed amount of payments and benefits that each named executive officer of Randolph Bank would receive in connection with the merger, assuming the closing of the merger occurred on May 31, 2013, and that such named executive officers had executed the release agreements and received the payments described herein at “Randolph Bank’s Directors and Officers Have Financial Interests in the Merger – Randolph Bank Executive Officer Agreements with BNC.” The payments and benefits are subject to an advisory (nonbinding) vote of Randolph Bank’s common stock shareholders, as described under Proposal 2 herein.

GOLDEN PARACHUTE COMPENSATION

Name	Cash	Equity	Perquisites/ Benefits	Other		Total

C. Michael Whitehead Jr.	—	—	—	$525,000	(1)	$525,000
Laurence J. Trapp	—	—	—	700,000	(2)	700,000

(1)	Represents cash consideration to be paid by BNC in connection with the named executive officer’s termination of his rights under his existing change in control agreement and executive supplemental retirement income agreement with Randolph Bank.

(2)	Represents cash consideration to be paid by BNC in connection with the named executive officer’s termination of his rights under his existing change in control agreement and executive supplemental retirement income agreement with Randolph Bank.

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Public Trading Markets

BNC common stock is listed on The NASDAQ Capital Market under the symbol “BNCN.” Randolph Bank common stock is quoted on the OTCQB under the symbol “RDBN.” The shares of BNC common stock issued pursuant to the merger agreement will be listed for trading on The NASDAQ Capital Market.

Regulatory Approvals Required for the Merger

Bank holding companies, such as BNC, and depository institutions, such as Randolph Bank and the Bank, are highly regulated institutions, with numerous federal and state laws and regulations governing their activities. These institutions are subject to ongoing supervision, regulation and periodic examination by various federal and state financial institution regulatory agencies. For detailed discussions of this ongoing regulatory oversight and the laws and regulations under which it is carried, see “Supervision and Regulation.” Those discussions are qualified in their entirety by the actual language of the laws and regulations, which are subject to change based on possible future legislation and action by regulatory agencies. To the extent that the following information describes statutes and regulations, it is qualified in its entirety by reference to those particular statutes and regulations.

The merger is subject to approval by the FDIC under the Bank Merger Act. In considering the approval of a transaction such as the merger, this Act requires the FDIC to review, with respect to the banks concerned, the financial condition and future prospects, including capital positions and managerial resources, the effect of the merger on competition in the relevant markets and the convenience and needs of the communities to be served and the record of the insured depository institutions under the Community Reinvestment Act. The FDIC also is required to evaluate whether the merger would result in a monopoly or would be in furtherance of any combination or conspiracy or attempt to monopolize the business of banking in any part of the United States or otherwise would substantially lessen competition or tend to create a monopoly or which in any manner would be in restraint of trade. If the FDIC determines that there are anticompetitive consequences to the merger, it will not approve the transaction unless it finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

The merger is also subject to approval by the North Carolina Office of the Commissioner of Banks, or the NCOCB, under Chapter 53C of the North Carolina General Statutes. In addition, a period of up to 15 to 30 days must expire following approval by the FDIC before completion of the merger, within which period the United States Department of Justice may file objections to the merger under federal antitrust laws. While BNC and Randolph Bank believe that the likelihood of objection by the Department of Justice is remote in this case, there can be no assurance that the Department of Justice will not initiate proceedings to block the merger.

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Accounting Treatment

The merger will be accounted for under the acquisition method of accounting within GAAP. Under the acquisition method of accounting, the assets and liabilities of Randolph Bank as of the effective date of the merger will be recorded at their respective fair values and added to those of BNC. Any excess of purchase price over the fair values of assets acquired and liabilities assumed will be recorded as goodwill. Financial statements of BNC issued after the merger will reflect these fair values, but will not be restated retroactively to reflect the historical financial position or results of operations of Randolph Bank before the merger date. See also “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page [•].

Randolph Bank’s Shareholders Have Appraisal Rights

Holders of the common stock of Randolph Bank, as well as holders of the preferred stock of Randolph Bank, who are entitled to vote on the merger have a right to demand payment in cash of the “fair value” of their shares of Randolph Bank common stock or preferred stock, as the case may be. While not entitled to vote on the merger, holders of Randolph Bank’s Series A Preferred Stock are also entitled to appraisal rights and to demand payment in cash of the fair value of their shares of Series A Preferred Stock. Common stock shareholders of Randolph Bank who receive a fair value cash payment will not be entitled to receive any shares of BNC common stock offered in the merger.

Article 13 of the NCBCA sets forth the rights of Randolph Bank’s shareholders who wish to demand fair value payments for their shares. The following is a summary of the material terms of the statutory procedures to be followed by a holder of Randolph Bank’s capital stock in order to perfect appraisal rights under the NCBCA. A copy of Article 13 of the NCBCA is attached as Appendix B hereto.

Requirements of Appraisal Rights

If a Randolph Bank shareholder elects to exercise the right to demand appraisal and is a holder of Randolph Bank’s common stock or CPP Preferred Stock, such shareholder must satisfy all of the following conditions:

•	The shareholder must be entitled to vote on the merger.

•	The shareholder must deliver to Randolph Bank, before the vote on approval or disapproval of the merger agreement is taken, written notice of the shareholder’s intent to demand payment if the plan of merger is effectuated. This notice must be in addition to and separate from any proxy or vote against the plan of merger. Neither voting against, abstaining from voting, nor failing to vote on the plan of merger will constitute a notice within the meaning of Article 13.

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•	The shareholder must not vote, or cause or permit to be voted, any shares in favor of the plan of merger. A failure to vote will satisfy this requirement, as will a vote against the plan of merger, but a vote in favor of the plan of merger, by proxy or in person, or the return of a signed proxy which does not specify a vote against approval of the plan of merger or contain a direction to abstain, will constitute a waiver of the shareholder’s appraisal rights.

If the requirements above are not satisfied and the plan of merger becomes effective, a holder of Randolph Bank’s common stock or of its CPP Preferred Stock will not be entitled to payment for such shareholder’s shares under the provisions of Article 13.

Holders of Randolph Bank’s Series A Preferred Stock that desire to assert appraisal rights with respect to such shares of Series A Preferred Stock are not required to provide written notice of such shareholder’s intent to demand payment if the plan of merger is effected; however, such holder of Series A Preferred Stock must not vote any shares of any class or series that such holder may own in favor of the plan of merger or return a signed proxy which not does not specify a vote against the plan of merger or contain a direction to abstain.

Required Notice to Randolph Bank

Written notices of intent to demand payment should be addressed to Randolph Bank & Trust Company, 175 North Fayetteville Street, Asheboro, North Carolina 27203, attention: C. Michael Whitehead, Jr. The notice must be executed by the holder of record of shares of Randolph Bank’s common stock or CPP Preferred Stock. A beneficial owner may assert appraisal rights only with respect to all shares of Randolph Bank’s common stock and preferred stock of which it is the beneficial owner. With respect to shares of Randolph Bank’s capital stock which are owned of record by a voting trust or nominee, the beneficial owner of such shares may exercise appraisal rights only if such beneficial owner also submits to Randolph Bank the record holder’s written consent to such exercise not later than the Demand Deadline (as defined below). A record holder, such as a broker, who holds shares of Randolph Bank’s capital stock as a nominee for others, may exercise appraisal rights with respect to the shares held by all or less than all beneficial owners of shares as to which such person is the record holder, provided such record holder exercises appraisal rights with respect to all shares beneficially owned by any particular beneficial shareholder. In such case, the notice submitted by such nominee as record holder must set forth the name and address of the beneficial shareholder who is demanding payment.

Appraisal Notice from Randolph Bank

If the plan of merger becomes effective, Randolph Bank will be required to deliver a written appraisal notice and form to all shareholders who have satisfied the requirements described under the heading “Requirements of Appraisal Rights” above. In the case of Randolph Bank’s Series A Preferred Stock holders, each such holder will automatically receive a written appraisal notice and form from Randolph Bank so long as such holder did not vote, or cause or permit to be voted, any other shares of any class or series in favor of the plan of merger. The appraisal notice and form must be sent by Randolph Bank (or its successor by merger) no earlier than the effective date of the plan of merger and no later than ten days after such effective date. The appraisal notice and form must:

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•	Identify the first date of any announcement of the principal terms of the merger to the shareholders. If such an announcement was made, the form must require the shareholder to certify whether beneficial ownership of the shares was acquired before that date. For more information regarding this requirement, see “After-Acquired Shares” below.

•	Require the shareholder to certify that the shareholder did not vote for or consent to the transaction.

•	State where the appraisal form is to be returned, where certificates for certificated shares must be deposited, and the date by which such certificates must be deposited.

•	State a date by which Randolph Bank must receive the appraisal form from the shareholder, or the Demand Deadline. The date may not be less than forty nor more than sixty days after the date the appraisal notice and form are sent.

•	State that if the appraisal form is not received by Randolph Bank by the specified date, the shareholder will be deemed to have waived the right to demand appraisal.

•	State Randolph Bank’s estimate of the fair value of the shares.

•	Disclose that, if requested in writing by the shareholder, Randolph Bank will disclose within ten days after the Demand Deadline the number of shareholders who have returned their appraisal forms and the total number of shares owned by them.

•	Establish a date within twenty days of the Demand Deadline by which shareholders can withdraw the request for appraisal.

•	Include a copy of Article 13 of the NCBCA.

A shareholder who receives an appraisal notice from Randolph Bank must demand payment by signing and returning the appraisal form included with the notice and, in the case of certificated shares, deposit his or her share certificates in accordance with the terms of the appraisal notice. Shareholders should respond to the appraisal form’s request discussed above regarding when beneficial ownership of the shares was acquired. A failure to provide this certification allows Randolph Bank to treat the shares as “after-acquired shares” subject to Randolph Bank’s authority to delay payment as described under the heading “After-Acquired Shares” below. Once a shareholder deposits his or her certificates or, in the case of uncertificated shares, returns the signed appraisal form, the shareholder loses all rights as a shareholder unless a timely withdrawal occurs as described below. A shareholder who does not sign and return the appraisal form and, in the case of certificated shares, fails to deposit the shares, is not entitled to payment under Article 13.

A shareholder who has complied with all the steps required for appraisal may thereafter decline to exercise appraisal rights and withdraw from the appraisal process by notifying Randolph Bank in writing. The appraisal notice will include a date by which the withdrawal notice must be received. Following this date, a shareholder may only withdraw from the appraisal process with Randolph Bank’s consent.

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Randolph Bank’s Payment to Shareholders Demanding Appraisal

Within thirty days after the Demand Deadline, Randolph Bank is required to pay each shareholder the amount that Randolph Bank estimates to be the fair value of such shareholder’s shares, plus interest accrued from the effective date of the plan of merger to the date of payment. The payment must be accompanied by the following:

•	Randolph Bank’s most recently available balance sheet, income statement, and statement of cash flows as of the end of or for the fiscal year ending not more than sixteen months before the date of payment, and the latest available quarterly financial statements, if any;

•	a statement of Randolph Bank’s estimate of the fair value of the shares, which must equal or exceed Randolph Bank’s estimate in the earlier-circulated appraisal notice; and

•	a statement that the shareholder has the right to submit a final payment demand as described below and that the shareholder will lose the right to submit a final payment demand if he or she does not act within the specified time frame.

Final Payment Demand by Shareholders

A shareholder who is dissatisfied with the amount of the payment received from Randolph Bank may notify the bank in writing of such shareholder’s own estimate of the fair value of the shares and the amount of interest due, and demand payment of the excess of this estimate over the amount previously paid by Randolph Bank. A shareholder who does not submit a final payment demand within thirty days after receiving Randolph Bank’s payment is only entitled to the amount previously paid.

After-Acquired Shares

Randolph Bank may withhold payment with respect to any shares which a shareholder failed to certify on the appraisal form as being beneficially owned prior to the date stated in the appraisal notice as the date on which the principal terms of the merger were first announced. If Randolph Bank withholds payment, it must, within thirty days after the Demand Deadline, provide affected shareholders with Randolph Bank’s most recently available balance sheet, income statement, and statement of cash flows as of the end of or for the fiscal year ending not more than sixteen months before the date of payment, and the latest available quarterly financial statements, if any. Randolph Bank must also inform such shareholders that they may accept Randolph’s estimate of the fair value of their shares, plus interest, in full satisfaction of their claim or submit a final payment demand. Shareholders who wish to accept the offer must notify Randolph Bank of their acceptance within thirty days after receiving the offer. Randolph Bank must send payment to such shareholders within ten days after receiving their acceptance. Shareholders who are dissatisfied with the offer must reject the offer and demand payment of the shareholder’s own estimate of the fair value of the shares, plus interest. If a shareholder does not explicitly accept or reject Randolph Bank’s offer, he will be deemed to have accepted the offer. Randolph Bank must send payment to these shareholders within forty days after sending the notice regarding withholding of payment.

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Judicial Appraisal of Shares

If Randolph Bank does not pay the amount demanded pursuant to a shareholder’s final payment demand, it must commence a proceeding in North Carolina Superior Court within sixty days after receiving the final demand. The purpose of the proceeding is to determine the fair value of the shares and the interest due. If Randolph Bank does not commence the proceeding within the sixty-day period, it must pay each shareholder demanding appraisal the amount demanded, plus interest.

All shareholders whose payment demands remain unsettled will be parties to the action. The proceeding is against the shareholders’ shares and not against shareholders personally. There is no right to a jury trial. Each shareholder who is a party to the proceeding will be entitled to judgment for the amount, if any, by which the court finds the fair value of the shareholder’s shares, plus interest, exceeds the amount paid by Randolph Bank to the shareholder for the shares.

The court will determine all court costs of the proceeding and will assess the costs against Randolph Bank, except that the court may assess costs against some or all of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by Article 13. The court may also assess expenses (including legal fees) for the respective parties, in the amounts the court finds equitable: (1) against Randolph Bank if the court finds that it did not comply with the statutes or (2) against Randolph Bank or the shareholder demanding appraisal, if the court finds that the party against whom expenses are assessed acted arbitrarily, vexatiously, or not in good faith. If the court finds that the expenses incurred by any shareholder were of substantial benefit to other shareholders similarly situated and that the expenses should not be assessed against Randolph Bank, it may direct that the expenses be paid out of the amounts awarded to the shareholders who were benefited.

If Randolph Bank fails to make a required payment to a shareholder under Article 13, the shareholder entitled to payment can commence an action against Randolph Bank directly for the amount owed and recover the expenses of that action.

THE SUMMARY SET FORTH ABOVE DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROVISIONS OF ARTICLE 13 RELATING TO THE RIGHTS OF SHAREHOLDERS DEMANDING APPRAISAL AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE APPLICABLE SECTIONS OF THE NORTH CAROLINA BUSINESS CORPORATION ACT, WHICH ARE INCLUDED AS APPENDIX B TO THIS PROXY STATEMENT/PROSPECTUS. SHAREHOLDERS INTENDING TO EXERCISE APPRAISAL RIGHTS ARE URGED TO REVIEW APPENDIX B CAREFULLY AND TO CONSULT WITH LEGAL COUNSEL SO AS TO BE IN STRICT COMPLIANCE THEREWITH.

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Restrictions on Sales of Shares by Certain Affiliates

All shares of BNC common stock to be issued in the merger will be freely transferable under the Securities Act, except shares issued to any shareholder who is an “affiliate” of BNC as defined by Rule 144 under the Securities Act. These affiliates may only sell their shares in transactions permitted by Rule 144 under the Securities Act or as otherwise permitted under the Securities Act. “Affiliates” typically include directors, executive officers and those who control, are controlled by or are under common control with BNC and may include significant shareholders of BNC.

Material U.S. Federal Income Tax Consequences of the Merger

The following summary describes the anticipated material U.S. federal income-tax consequences of the merger to U.S. holders (as defined below) of Randolph Bank common stock. The following summary is based upon the Code, its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to income tax, or federal laws applicable to alternative minimum taxes, are not addressed in this proxy statement/prospectus.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner that is: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income-tax purposes) created or organized under the laws of the United States or any of its political subdivisions; (iii) a trust that (a) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable Treasury regulations, to be treated as a U.S. person; or (iv) an estate that is subject to U.S. federal income taxation on its income regardless of its source.

This discussion addresses only those holders of Randolph Bank common stock that hold their Randolph Bank common stock as a capital asset within the meaning of Section 1221 of the Code and does not address all of the U.S. federal income-tax consequences that may be relevant to particular holders of Randolph Bank common stock in light of their individual circumstances or to holders of Randolph Bank common stock that are subject to special rules, such as:

•	financial institutions;

•	investors in pass-through entities;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities or currencies;

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•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons holding Randolph Bank common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	regulated investment companies;

•	real estate investment trusts;

•	persons whose “functional currency” is not the U.S. dollar;

•	persons who are not citizens or residents of the United States; and

•	holders who acquired their shares of Randolph Bank common stock through the exercise of an employee stock option or otherwise as compensation.

If a partnership (or other entity that is taxed as a partnership for federal income-tax purposes) holds Randolph Bank common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Entities taxable as a partnership and their owners should consult their tax advisors about the tax consequences of the merger to them.

The actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within the control of BNC or Randolph Bank. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

Tax Consequences of the Merger Generally

Except with respect to the possible issue regarding continuity of proprietary interest discussed below, the merger is intended to qualify as a nontaxable “reorganization” within the meaning of Section 368(a) of the Code. In order for the merger to qualify for U.S. federal income-tax purposes as a “reorganization”, several conditions must be satisfied. One such condition is that enough capital stock in Randolph Bank must be exchanged for an equity interest in the acquiring corporation or its parent (i.e., BNC), so as to have a sufficient level of continuity of proprietary interest. Treasury regulations generally accept that, in a transaction structured like the merger, if the total consideration paid for stock of the acquired corporation consists of at least 40 percent capital stock of the acquirer or its parent, that level of acquirer stock generally is sufficient to satisfy the continuity of proprietary interest requirement for the merger to qualify as a reorganization under Section 368(a) of the Code.

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As of the date of this proxy statement/prospectus, however, the relative ratio of the value of BNC common stock to the amount of cash to be received by Randolph Bank shareholders in connection with the merger cannot be determined. This uncertainty results from the fact that the aggregate value of BNC common stock to be paid to Randolph Bank common stock shareholders will fluctuate if the 20-day BNC VWAP is greater than $11.50 per share or less than $8.50 per share immediately prior to closing of the merger. In the event the 20-day BNC VWAP immediately prior to closing of the merger is less than $8.50 per share, the merger may not be treated as a nontaxable reorganization within the meaning of Section 368(a) of the Code. Additionally, even if the 20-day BNC VWAP is greater than $8.50 per share immediately prior to closing, if such average price is materially greater than the actual per-share value of BNC common stock as of the closing date of the merger, the merger may not be treated as a nontaxable reorganization. In summary, if the shareholders of Randolph Bank receive less than 40 percent of the total consideration for their stock in Randolph Bank in the form of BNC common stock, the merger may not qualify as a reorganization within the meaning of Section 368(a), and the value of all consideration received (including BNC common stock) would be taxable to Randolph Bank shareholders.

Merger as a Tax-Free Reorganization.

With the possible exception of the continuity of proprietary interest issue discussed above, the merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming such tax treatment, and subject to the limitations and qualifications described herein, the material U.S. federal income-tax consequences from the merger will generally be as follows:

•	No gain or loss will be recognized by BNC, BNC shareholders or Randolph Bank as a result of the merger.

•	No gain or loss will be recognized by U.S. holders who hold their Randolph Bank common stock as a capital asset within the meaning of Section 1221 of the Code and exchange all of their Randolph Bank common stock solely for BNC common stock pursuant to the merger.

•	A U.S. holder who exchanges Randolph Bank common stock pursuant to the merger for a combination of BNC common stock and cash (other than any cash received in lieu of a fractional share of BNC common stock) will generally realize gain or loss in an amount equal to the different between (i) the sum of the cash and the fair market value of BNC common stock received and (ii) the holder’s income-tax basis in BNC common stock surrendered. Such a U.S. holder will recognize taxable gain for federal income-tax purposes, however, only in the lesser of (i) the amount of realized gain as described in the previous sentence, and (ii) the amount of cash consideration received by the U.S. holder with respect to Randolph Bank common stock. A U.S. holder who receives any BNC common stock pursuant to the merger will not recognize any loss for federal income-tax purposes.

•	A U.S. holder who exchanges Randolph Bank common stock pursuant to the merger solely for cash will generally recognize gain or loss measured by the difference between (i) the cash received in exchange for the Randolph Bank common stock, and (i) the holder’s income-tax basis in the Randolph Bank common stock surrendered in the merger (subject, however, to the discussion below under “—Potential Recharacterization of Gain as a Dividend” for certain U.S. holders who otherwise directly or indirectly own shares of BNC prior to the merger).

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•	The aggregate basis of BNC common stock received in the merger by a U.S. holder of Randolph Bank common stock will equal the net of (i) the aggregate basis of the Randolph Bank common stock for which it is exchanged, minus (ii) the amount of any cash received in exchange for Randolph Bank common stock, plus (iii) the amount of any gain recognized on the exchange (regardless of whether such gain is classified as capital gain or as dividend income, as discussed below under “—Potential Recharacterization of Gain as a Dividend”).

•	The holding period of BNC common stock received in exchange for shares of Randolph Bank common stock will include the holding period of the Randolph Bank common stock for which it is exchanged.

•	A U.S. holder of Randolph Bank common stock who receives cash in lieu of a fractional share of BNC common stock generally will be treated as having received the fractional share in the merger and then receiving cash in redemption of such fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the holder’s aggregate income-tax basis in the Randolph Bank common stock surrendered allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Randolph Bank common stock is more than one year at the effective time of the merger.

If a U.S. holder of Randolph Bank common stock acquired different blocks of Randolph Bank common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of Randolph Bank common stock, and the shares of BNC common stock received will be allocated pro rata to each such block of stock. U.S. holders should consult with their own tax advisors with regard to identifying the bases or holding periods of the particular shares of BNC common stock received in the merger.

The U.S. federal income-tax consequences to each U.S. holder will not be ascertainable with certainty until the U.S. holder knows the precise number of BNC common shares that such U.S. holder will receive in the merger.

Completion of the merger is conditioned on, among other things, the receipt by BNC and Randolph Bank of a legal opinion from Wyrick Robbins Yates & Ponton LLP, dated as of the closing date of the merger, substantially to the effect that, on the basis of facts, representations, and assumptions set forth in such opinion, the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. This opinion will be based on certain assumptions and on representation letters provided by Randolph Bank and BNC to be delivered at the time of closing. The tax opinion will not be binding on the IRS. Neither BNC nor Randolph Bank intends to request any ruling from the IRS as to the U.S. federal income-tax consequences of the merger, and there is no guarantee that the IRS will treat the merger as a “reorganization” within the meaning of Section 368(a) of the Code.

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Merger as a Taxable Exchange

If the merger fails to qualify as a reorganization within the meaning of Section 368(a) of the Code, the transaction would be a fully taxable exchange. In that event, the material U.S. federal income-tax consequences from the merger will generally be as follows:

•	No gain or loss will be recognized by BNC or BNC shareholders as a result of the merger.

•	Randolph Bank will be treated for federal income-tax purposes as having sold all of its assets to the Bank in a taxable sale in exchange for the cash and value of BNC common stock paid by BNC to the Randolph Bank shareholders in connection with the merger. Randolph Bank will recognize taxable gain or loss on the deemed sale based on the difference between (i) the sum of the cash and value of BNC common stock paid to Randolph Bank shareholders in exchange for their Randolph Bank shares plus the amount of Randolph Bank’s liabilities at the effective time of the merger, and (ii) Randolph Bank’s income-tax basis in its assets at the time.

•	Each U.S. holder of Randolph Bank common stock will recognize taxable gain or loss for U.S. federal income-tax purposes measured by the difference between (i) the cash and fair market value of any BNC common stock received in the merger, plus any cash received in lieu of a fractional share, and (ii) the holder’s income-tax basis in the Randolph Bank common stock surrendered in the merger.

You should consult your personal tax advisor, however, for a full understanding of the tax consequences related to the merger that are particular to you.

Taxation of Capital Gain

Except as described under “—Potential Recharacterization of Gain as a Dividend” below, any gain, such as the receipt of consideration other than BNC common stock in exchange for Randolph Bank common stock, that U.S. holders of Randolph Bank common stock recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if the U.S. holder has held (or is treated as having held) the Randolph Bank common stock for more than one year as of the date of the merger. For noncorporate U.S. holders, long-term capital gain generally will be taxed at a maximum U.S. federal income-tax rate of 20% for the 2013 tax year. In addition, an unearned income Medicare contribution tax of 3.8% could apply to some to all of the capital gain of a noncorporate U.S. holder, depending on the U.S. holder’s level of modified adjusted gross income (or adjusted gross income in the case of a trust or estate) and the applicable other provisions of Code Section 1411. As noted above, no capital loss will be recognized for a U.S. holder who receives BNC common stock in whole or in part in exchange for Randolph Bank common stock if the merger qualifies as a reorganization. For any U.S. holder who receives only cash (and no BNC common stock) in connection with the merger, or for all U.S. holders if the merger does not qualify as a reorganization, if the merger results in a taxable loss, the deductibility of capital losses is subject to limitations under the Code.

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Potential Recharacterization of Gain as a Dividend

All or part of the gain that a particular U.S. holder of Randolph Bank common stock recognizes could be treated as dividend income rather than capital gain if such U.S. holder is a significant shareholder of BNC. This could happen, for example, because of ownership of additional shares of BNC common stock by such holder, ownership of shares of BNC common stock by a person related to such holder, or a share repurchase by BNC from other holders of BNC common stock. The IRS has indicated in rulings that any reduction in the interest of a minority shareholder who owns a small number of shares in a publicly and widely held corporation and who exercises no control over corporate affairs would result in capital gain as opposed to dividend treatment. Because the possibility of dividend treatment depends primarily upon the particular circumstances of a holder of Randolph Bank common stock, including the application of certain constructive ownership rules, holders of Randolph Bank common stock should consult their own tax advisors regarding the potential tax consequences of the merger to them.

Constructive Ownership

In applying the constructive ownership provisions of Section 318 of the Code, a holder of Randolph Bank stock may be deemed to own stock that is owned directly or indirectly by other persons, such as certain family members and entities such as trusts, corporations, partnerships or other entities in which the holder has an interest. Because the constructive ownership provisions are complex, holders of Randolph Bank common stock should consult their tax advisors as to the applicability of these provisions.

Information Reporting

A U.S. holder of Randolph Bank common stock who receives BNC common stock as a result of the merger will be required to retain records pertaining to the merger. Each U.S. holder of Randolph Bank common stock who is required to file a U.S. federal income-tax return and who is a “significant holder” that receives BNC common stock in the merger will be required to file a statement with such U.S. federal income-tax return in accordance with Treasury regulations Section 1.368-3 setting forth certain information, including the basis and fair market value of such U.S. holder’s Randolph Bank capital stock surrendered in the merger. A “significant holder” is a holder of Randolph Bank common stock who, immediately before the merger, owned at least 1% of the outstanding stock of Randolph Bank (by either voting power or value) or securities of Randolph Bank with a basis for federal income-tax purposes of at least $1 million.

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Exercise of Shareholder Appraisal Rights

The discussion above does not apply to Randolph Bank shareholders who exercise appraisal rights with respect to the merger. A U.S. holder who exercises appraisal rights with respect to the merger and receives cash for shares of Randolph Bank stock will generally recognize capital gain (or loss) measured by the difference between the amount of cash received and the holder's basis in those shares, provided that the payment is treated as a redemption pursuant to section 302 of the Code, and not otherwise equivalent to a dividend. A sale of all Randolph Bank shares held by a U.S. holder, based on an exercise of appraisal rights or otherwise, will not be treated as a dividend if the U.S. holder exercising appraisal rights owns no shares of Randolph Bank or BNC immediately after the merger, after giving effect to the constructive ownership rules pursuant to the Code. The capital gain or loss will be long-term capital gain or loss if the holder's holding period for the Randolph Bank shares surrendered is more than one year. If a U.S. holder exercising appraisal rights will own shares in BNC immediately following the merger, the U.S. holder should consult his, her or its own tax advisers as to the tax consequences to the U.S. holder of the merger.

Backup Withholding

A noncorporate U.S. holder may be subject to backup withholding at a rate of 28% on proceeds received in the merger or upon the exercise of appraisal rights. Backup withholding will not apply, however, to a U.S. holder who provides the holder’s taxpayer identification number, or TIN, certifies that such number is correct (or properly certifies that it is awaiting a TIN) and that the U.S. holder is not subject to backup withholding for failure to report interest and dividends, and otherwise complies with the applicable requirements of the backup withholding rules. A U.S. holder that does not furnish a required TIN or that does not otherwise establish a basis for an exemption from backup withholding also may be subject to a penalty imposed by the IRS. Each U.S. holder should complete and sign the Substitute Form W-9 included as part of the transmittal materials to be provided by the exchange agent, so as to provide the information and certification necessary to avoid backup withholding.

If backup withholding applies to a U.S. holder, 28% of payments to the U.S. holder will be required to be withheld. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the U.S. federal income-tax liability of the U.S. holder, provided that the required information is provided to the IRS in a timely manner. If backup withholding results in an overpayment of tax, a U.S. holder may obtain a refund by filing a U.S. federal income-tax return with the IRS in a timely manner.

The foregoing tax discussion is only a summary. The discussion of U.S. federal income-tax consequences set forth above is for general information only and does not purport to be a complete analysis or listing of all potential tax effects that may apply to a holder of Randolph Bank common stock. This discussion does not address tax consequences that may vary with, or are contingent on, your individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the merger.

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THE MERGER AGREEMENT

The following summary describes certain aspects of the merger, including all the terms of the merger agreement that the respective managements of BNC and Randolph Bank believe are material. The merger agreement is attached to this proxy statement/prospectus as Appendix A and is incorporated by reference in this proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

Terms of the Merger

The merger agreement provides for the merger of Randolph Bank with and into the Bank, or the merger, with the Bank as the surviving corporation. Under the terms of the merger agreement, at the effective time of the merger, or the effective time, each share of common stock, par value $2.50 per share, of Randolph Bank issued and outstanding immediately before the effective time, except for shares of Randolph Bank common stock owned by Randolph Bank, BNC or the Bank (other than certain trust account shares), will be converted into the right to receive, at the election of each shareholder, either (i) cash in the amount of $10.00 per share or (ii) shares of BNC common stock, or a combination thereof. Twenty percent of the Randolph Bank common stock to be converted will be exchanged for cash and the remaining eighty percent will be exchanged for BNC common stock. The amount of BNC common stock to be exchanged for each share of Randolph Bank common stock will be determined by dividing $10.00 by the 20-day BNC VWAP immediately prior to closing. If the BNC VWAP is greater than $11.50 or less than $8.50, the exchange ratio shall equal 0.870 and 1.176 shares of BNC common stock, respectively. BNC will issue between 727,144 and 982,898 shares of BNC common stock in connection with the merger. Cash will be paid in lieu of any fraction of BNC common stock that would otherwise be issued. Each share of Randolph Bank’s outstanding preferred stock (Series A Preferred Stock and CPP Preferred Stock), with a stated liquidation value of $1,000 per share, shall cease to be outstanding and shall be converted into the right to receive cash in the amount of $1,000 per share. Any holder of shares of Randolph Bank who perfects such holders’ appraisal rights in accordance with and as contemplated by the NCBCA shall be entitled to receive the value of such shares in cash as determined pursuant to such provision of the NCBCA.

The Bank’s articles of incorporation will be the articles of incorporation, and the Bank bylaws will be the bylaws, of the combined company after completion of the merger, and the separate existence of Randolph Bank will thereupon cease.

Cash or Stock Election

If you are a record holder of Randolph Bank common stock, an election form will be provided to you under separate cover. The election form will entitle you to elect to receive cash, BNC common stock or a combination of cash and BNC common stock, or to make no election with respect to the merger consideration that you wish to receive. A more detailed description of the election form is set forth below under “—Election Procedures.”

All elections by Randolph Bank common stock shareholders are subject to the allocation procedures described in the merger agreement. These procedures are intended to ensure that 80% of the outstanding shares of Randolph Bank common stock will be converted into the right to receive BNC common stock and the remaining 20% of the outstanding shares of Randolph Bank common stock will be converted into the right to receive cash.

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It is unlikely that elections will be made in the exact proportions provided for in the merger agreement. As a result, the merger agreement describes procedures to be followed if Randolph Bank common stock shareholders in the aggregate elect to receive more or fewer shares of BNC common stock than BNC has agreed to issue. These procedures are summarized below.

•	If BNC common stock is oversubscribed: If Randolph Bank shareholders elect to receive more BNC common stock than BNC has agreed to issue in the merger, then all Randolph Bank shareholders who have elected to receive cash or who have made no election will receive cash for their Randolph Bank shares and all shareholders who elected to receive BNC common stock will receive a pro rata portion of the available BNC shares plus cash for those shares not converted into BNC common stock.

•	If BNC common stock is undersubscribed: If Randolph Bank shareholders elect to receive fewer shares of BNC common stock than BNC has agreed to issue in the merger, then all Randolph Bank shareholders who have elected to receive BNC common stock will receive BNC common stock, and

™	if the number of shares as to which Randolph Bank shareholders have made no election is less than this shortfall, then all Randolph Bank shareholders who have made no election will receive BNC common stock, and all Randolph Bank shareholders who have elected to receive cash will receive a pro rata portion of the available cash consideration plus BNC common stock for those Randolph Bank shares not converted into cash; or

™	if the number of shares as to which Randolph Bank shareholders have made no election is greater than or equal to the shortfall, all Randolph Bank shareholders who have elected to receive cash will receive cash, and all Randolph Bank shareholders who made no election will receive a pro rata portion of the remaining available cash consideration plus BNC common stock for those Randolph Bank shares not converted into cash.

Neither Randolph Bank nor BNC is making any recommendation as to whether Randolph Bank shareholders should elect to receive cash or BNC common stock in the merger. Each Randolph Bank shareholder must make his or her own decision with respect to such election.

No guarantee can be made that you will receive the amounts of cash or stock you elect. As a result of the allocation procedures and other limitations outlined in this proxy statement/prospectus and in the merger agreement, you may receive BNC common stock or cash in amounts that vary from the amounts you elected to receive.

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Closing and Effective Time of the Merger

The merger will be completed only if all of the following occur:

•	the merger, on substantially the terms and conditions set forth in the merger agreement, shall have been approved by the requisite affirmative vote of holders of Randolph Bank common stock entitled to vote thereon;

•	the shares of BNC common stock to be issued to holders of the Randolph Bank common stock issued upon consummation of the merger shall have been authorized for listing on The NASDAQ Capital Market, subject to official notice of issuance;

•	the registration statement on Form S-4 of which this proxy statement/prospectus forms a part shall have become effective under the Securities Act, no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC;

•	no order, injunction, or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger or any of the transactions contemplated by the merger agreement shall be in effect; and

•	no statute, rule, regulation, order, injunction or decree issued by any court of competent jurisdiction shall have been enacted, entered, promulgated or enforced by any governmental entity that prohibits or makes illegal consummation of the merger.

The closing of the merger, or the closing, shall take place no later than five business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in the merger agreement (other than those conditions that by their nature are to be satisfied or waived at the closing), unless extended by mutual agreement of the parties. The merger will become effective as set forth in the articles of merger that shall be filed with the North Carolina Secretary of State.

Election Procedures

As described above, holders of record of Randolph Bank common stock will receive an election form under separate cover. The election form will entitle you to elect to receive cash, BNC common stock or a combination of cash and BNC common stock, or to make no election with respect to the merger consideration that you wish to receive.

To make a valid election, you must submit a properly completed election form to Registrar and Transfer Company, which will be acting as the exchange agent, on or before 5:00 p.m., Eastern Time, on or before 30 days following the mailing of the election form). As exchange agent, Registrar and Transfer Company will process the exchange of Randolph Bank common stock certificates for cash and/or BNC common stock. Shortly after the merger, the exchange agent will allocate cash and shares of BNC common stock among Randolph Bank shareholders, consistent with their elections, and the allocation and proration procedures. Please do not forward your Randolph Bank stock certificates and election form with your proxy cards. Election forms should be returned to the exchange agent in accordance with the instructions contained in the election form.

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You may change your election at any time before the election deadline by written notice accompanied by a properly completed and signed, revised election form received by the exchange agent before the election deadline. You also may revoke your election by written notice received by the exchange agent before the election deadline. All elections will be revoked automatically if the merger agreement is terminated. If you have a preference for receiving either BNC common stock and/or cash for your Randolph Bank common stock, you should complete and return the election form. If you do not make an election, you will be allocated BNC common stock and/or cash depending on the elections made by other Randolph Bank shareholders.

Randolph Bank shareholders who hold their shares of common stock in “street name” through a bank, broker or other financial institution, and who wish to make an election, should seek instructions from the institution holding their shares concerning how to make the election.

If a Randolph Bank shareholder makes an election but transfers record ownership of his or her shares before the completion of the merger, the exchange agent will treat those shares as if no election had been made with respect to them, unless the new record owner makes a new election with respect to those shares prior to the election deadline.

Board of Directors of BNC and the Bank

The directors of Randolph Bank immediately before the effective time shall have submitted their resignations to be effective as of the effective time. No directors of Randolph Bank will be appointed to the Board of Directors of either BNC or the Bank as a result of the merger.

Conversion of Shares; Exchange of Certificates

Promptly after the effective time, BNC will mail to the former holders of Randolph Bank common stock appropriate transmittal materials. After the effective time, each holder of shares of Randolph Bank common stock (other than shares as to which appraisal rights have been perfected as provided in the merger agreement) issued and outstanding at the effective time shall surrender the certificate(s) representing such shares to BNC and receive the merger consideration in exchange, together with all undelivered dividends or distributions in respect of such shares (without interest thereon). BNC shall not be obligated to deliver the consideration to which any former holder of Randolph Bank common stock is entitled as a result of the merger until such holder surrenders his or her certificate(s) representing the shares of Randolph Bank common stock for exchange as provided in the merger agreement.

Letter of Transmittal

As soon as is reasonably practicable after the completion of the merger, the exchange agent will mail to each Randolph Bank shareholder at the time of the merger a letter of transmittal containing instructions for the exchange of his or her Randolph Bank stock certificates for the merger consideration. Upon surrendering your certificate(s) representing shares of Randolph Bank capital stock, together with the properly executed letter of transmittal and any other required documents, your Randolph Bank stock certificate(s) will be cancelled and you will receive the shares of BNC common stock and/or cash, to which you are entitled in accordance with the merger agreement. No interest will be paid to Randolph Bank shareholders or accrued with respect to unpaid dividends and distributions, if any. Upon completion of the merger, Randolph Bank stock certificates will no longer represent shares of Randolph Bank capital stock and will only represent the right to receive the merger consideration. After the completion of the merger, there will be no further transfers of Randolph Bank common stock, except as required to settle trades executed before completion of the merger.

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Holders of Randolph Bank stock should not submit their Randolph Bank stock certificate(s) for exchange until they receive the transmittal instructions and a form of letter of transmittal from the exchange agent.

If your stock certificates have been lost, stolen or destroyed, you will have to prove your ownership of these certificates and that they were lost, stolen or destroyed and an indemnity bond must be purchased at your expense before you receive any consideration for your shares. Upon request, the exchange agent will send you instructions on how to provide evidence of ownership and the purchase of an indemnity bond for lost certificates.

If any certificate representing shares of BNC’s common stock is to be issued in a name other than that in which the certificate for shares surrendered in exchange is registered, it will be a condition of issuance that the certificate so surrendered be properly endorsed or otherwise be in proper form for transfer and that the person requesting the exchange either:

•	pay to the exchange agent in advance any transfer or other taxes required by reason of the issuance of a certificate to a person other than the registered holder of the certificate surrendered, or

•	establish to the satisfaction of the exchange agent that the tax has been paid or is not payable.

Any portion of the shares of BNC common stock and cash made available to the exchange agent that remains unclaimed by Randolph Bank shareholders as of the first anniversary of the effective time of the merger will be returned to BNC. After that time, any Randolph Bank shareholder who has not exchanged shares of Randolph Bank stock for the merger consideration in accordance with the merger agreement may look only to BNC for payment of the merger consideration for these shares and any unpaid dividends or distributions. Nonetheless, none of BNC, Randolph Bank, the exchange agent or any other person will be liable to any Randolph Bank shareholder for any amount properly delivered to a public official under applicable abandoned property, escheat or similar laws.

Dividends and Distributions

Until Randolph Bank common stock certificates are surrendered for exchange, any dividends or other distributions declared after the effective time with respect to BNC common stock into which shares of Randolph Bank common stock may have been converted will accrue, without interest, but will not be paid. BNC will pay to former Randolph Bank shareholders any unpaid dividends or other distributions, without interest, only after they have duly surrendered their Randolph Bank stock certificates.

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Before the effective time, Randolph Bank may not make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except the acceptance of shares of Randolph Bank common stock in payment of the exercise price or withholding taxes incurred by any employee or director in connection with the vesting of equity-based awards in respect of Randolph Bank common stock granted under a Randolph Bank Stock Plan (as defined in the merger agreement), in each case in accordance with past practice and the terms of the applicable Randolph Bank Stock Plan and related award agreements).

Representations and Warranties

The merger agreement contains customary representations and warranties of Randolph Bank and BNC relating to their respective businesses. With the exception of certain representations that must be true and correct in all material respects (or, in the case of specific representations and warranties regarding the capitalization and authority of Randolph Bank, or specific representations and warranties of either party regarding the absence of certain changes or events, true and correct in all respects), no representation or warranty will be deemed untrue or incorrect as a consequence of the existence or absence of any fact, circumstance or event unless that fact, circumstance or event, individually or when taken together with all other facts, circumstances or events, has had or is reasonably likely to have a Material Adverse Effect (as defined in the merger agreement) on the company making the representation. In determining whether a Material Adverse Effect has occurred or is reasonably likely, the parties will disregard any effects resulting from (1) changes in GAAP or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally, (2) changes in laws, rules or regulations of general applicability to banks or savings associations, and their holding companies generally, or their interpretations by courts or governmental entities, except to the extent such changes have a disproportionate adverse effect on such party as compared to other community banks in the southeastern United States, (3) changes in global or national political conditions (including the outbreak of war or acts of terrorism) or in general economic or market conditions affecting banks, savings associations or their holding companies generally, except to the extent that such changes have a disproportionate adverse effect on such party as compared to other community banks in the southeastern United States, or (4) the direct effects of negotiating, entering into and compliance with the merger agreement on the operating performance of Randolph Bank. The representations and warranties in the merger agreement do not survive the effective time.

Each of BNC and Randolph Bank has made representations and warranties to the other regarding, among other things:

•	corporate matters, including due organization and qualification;

•	capitalization;

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•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	required governmental filings and consents;

•	the timely filing of reports with governmental entities, and the absence of investigations by regulatory agencies;

•	financial statements and accounting;

•	broker’s fees payable in connection with the merger;

•	the absence of material adverse changes;

•	legal proceedings;

•	tax matters;

•	compliance with applicable laws;

•	tax treatment of the merger; and

•	the accuracy of information supplied for inclusion in this proxy statement/prospectus and other similar documents.

In addition, Randolph Bank has made other representations and warranties about itself to BNC as to:

•	employee matters, including employee benefit plans;

•	certain contracts;

•	risk management instruments;

•	investment securities and commodities;

•	loan portfolios;

•	real property and intellectual property;

•	environmental liabilities;

•	insurance;

•	personal and real property leases;

•	securitizations;

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•	contingency planning program(s); and

•	the receipt of a financial advisor’s opinion.

The representations and warranties described above and included in the merger agreement were made by each of BNC and Randolph Bank to the other. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to by BNC and Randolph Bank in connection with negotiating the terms of the merger agreement, and may have been included in the merger agreement for the purpose of allocating risk between BNC and Randolph Bank rather than to establish matters as facts. The merger agreement is described in, and included as Appendix A to this proxy statement/prospectus only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding Randolph Bank, BNC or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” on page [•] for a description of where you can find this information.

Covenants and Agreements

Each of Randolph Bank, BNC and the Bank has undertaken customary covenants that place restrictions on it until the effective time. In general, Randolph Bank agreed to (1) conduct its business in the ordinary course in all material respects, (2) use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships, and retain the services of its key officers and key employees, and (3) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of either party to obtain any necessary approvals of any regulatory agency or any governmental entity required for the consummation of the transactions contemplated by the merger agreement or to perform its covenants and agreements under the merger agreement or to consummate the transactions contemplated thereby.

Randolph Bank has further agreed that, with certain exceptions and except with BNC’s prior written consent, Randolph Bank will not, among other things, undertake the following actions:

•	other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance or capital contribution to, or investment in, any person (it being understood and agreed that incurrence of indebtedness in the ordinary course of business consistent with past practice shall include the creation of deposit liabilities, purchases of federal funds, borrowings from the Federal Home Loan Bank, or the FHLB, sales of certificates of deposit and entering into repurchase agreements);

•	adjust, split, combine or reclassify any of its capital stock;

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•	make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except the acceptance of shares of Randolph Bank common stock in payment of the exercise price or withholding taxes incurred by any employee or director in connection with the vesting of equity-based awards in respect of Randolph Bank common stock granted under a Randolph Bank Stock Plan, in each case in accordance with past practice and the terms of the applicable Randolph Bank Stock Plan and related award agreements);

•	grant any stock options, restricted shares or other equity-based award with respect to shares of Randolph Bank common stock under the Randolph Bank Stock Plans, or otherwise, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

•	issue any additional shares of capital stock or other securities except pursuant to the settlement of equity-based awards previously granted under the Randolph Bank Stock Plans;

•	hire or terminate any employees or independent contractors, enter into any new employment or independent contractor agreements or arrangements, or enter into any collective-bargaining agreements, provided, however, that Randolph Bank shall be permitted to terminate any Randolph Bank employee for cause, in its sole discretion;

•	make any loan or extension of credit in an amount in excess of $500,000 (excluding any loan or extension of credit of a smaller amount on an outstanding loan or line of credit in excess of $500,000), or renew or amend any loan or extension of that is a Classified Asset (as defined in the merger agreement); provided, however, that, if Randolph Bank shall request the prior approval of BNC to make a loan or extend credit in an amount in excess of $500,000, or amend or renew any existing loan that is a Classified Asset, and BNC shall not have disapproved such request in writing within two business days upon receipt of such request from Randolph Bank, then such request shall be deemed to be approved by BNC in writing and thus Randolph Bank may make the loan or extend the credit referenced in such request on the terms described in such request;

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•	except as required by applicable law or the terms of any Seller Benefit Plan (as defined in the merger agreement and referred to herein as a “Randolph Bank Benefit Plan”) as in effect on the date of the merger agreement and, solely with respect to employees that are not executive officers or directors of Randolph Bank, except for normal increases made in the ordinary course of business consistent with past practice, (i) increase the wages, salaries, incentive compensation, incentive compensation opportunities of, or benefits provided to, any current, former or retired employee, director, consultant, independent contractor or other service provider of Randolph Bank or ERISA Affiliates (as defined in the merger agreement), or, except for payments in the ordinary course of business consistent with past practice, pay or provide, or increase or accelerate the accrual rate, vesting or timing of payment or funding of, any compensation, benefits or other rights of any current, former or retired employee, director, consultant, independent contractor or other service provider of Randolph Bank or ERISA Affiliates; (ii) establish, adopt or become a party to any new employee benefit or compensation plan, program, commitment or agreement or amend, modify, change or terminate any Randolph Bank Benefit Plan; (iii) grant any stock options, stock appreciation rights, stock-based or stock-related awards, performance stock, phantom or restricted stock unit awards; (iv) take any action other than in the ordinary course of business and consistent with past practice, to fund or in any way secure the payment of compensation or benefits under any Randolph Bank Benefit Plan; (v) amend, alter or modify any warrant or other equity-based right to purchase any capital stock or other equity interests in Randolph Bank or any securities exchangeable for or convertible into the same or other Randolph Bank common stock outstanding on the date of the merger agreement, except as otherwise permitted in the merger agreement; (vi) enter into any collective-bargaining agreement; or (vii) enter, amend, modify, alter, terminate or change any third-party vendor or service agreement related to any Randolph Bank Benefit Plan, provided, however, notwithstanding any of the foregoing, Randolph Bank shall, to the extent permitted by applicable law, be permitted to make such payments contemplated by Section 7.3(d) of the merger agreement and enter into such appropriate agreements to effect such payments;

•	sell, transfer, mortgage, encumber or otherwise dispose of any material amount of its properties or assets to any person, or cancel, release or assign any material amount of indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts in force at the date of the merger agreement; provided, however, that, if Randolph Bank shall request the prior approval of BNC to make sell, transfer or dispose of any “Other Real Estate Owned” of Randolph Bank, and BNC shall not have disapproved such request in writing within five business days upon receipt of such request from Randolph Bank, as applicable, then such request shall be deemed to be approved by BNC in writing and thus Randolph Bank may effect the sale, transfer or disposal referenced in such request on the terms described in such request; provided, further, prior approval is not required for (i) transactions disclosed in Section 5.2(i) of the Randolph Bank Disclosure Schedule (as defined in the merger agreement) or (ii) transactions with respect to any real estate valued at less than $500,000, in each case, so long as the sale or transfer price is at least 75% of the carrying value for such real estate on Randolph Bank’s financial statements as of March 31, 2013;

•	enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking, operating and servicing policies, except as required by applicable law, regulation or policies imposed by any governmental entity;

•	make any material investment either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other person;

•	take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

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•	amend Randolph Bank’s articles of incorporation or Randolph Bank’s bylaws, or otherwise take any action to exempt any person (other than BNC or its subsidiaries) or any action taken by any person from any takeover statute or similarly restrictive provisions of its organizational documents or terminate, amend or waive any provisions of any confidentiality or standstill agreements in place with any third parties;

•	other than with notice to BNC, restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

•	other than commencement or settlement of foreclosure actions in the ordinary course of business consistent with past practice, commence or settle any claim, action or proceeding where the amount in dispute is in excess of $50,000 or subjecting Randolph Bank to any material restrictions on its current or future business operations (including the future business and operations of BNC);

•	take any action or fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the merger set forth in Article VII of the merger agreement not being satisfied;

•	implement or adopt any material change in its tax accounting or financial accounting principles, practices or methods, other than as may be required by applicable law, GAAP or regulatory guidelines;

•	file or amend any tax return other than in the ordinary course of business, make any significant change in any method of tax or accounting (other than as may be required by applicable law, GAAP or regulatory guidelines), make or change any tax election or settle or compromise any tax liability in excess of $50,000;

•	except for transactions in the ordinary course of business consistent with past practice, terminate, or waive any material provision of, any Randolph Bank Contract (as defined in the merger agreement) or make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, other than normal renewals of contracts and leases without material adverse changes of terms;

•	take any action that would materially impede or materially delay the ability of the parties to obtain any necessary approvals of any regulatory agency or governmental entity required for the transactions, contemplated hereby; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by Section 5.2 of the merger agreement.

BNC has agreed that, except as expressly permitted by the merger agreement or with Randolph Bank’s prior written consent, BNC will not, among other things, undertake the following actions:

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•	amend, repeal or otherwise modify any provision of BNC’s articles of incorporation or BNC’s bylaws in a manner that would adversely affect the shareholders of Randolph Bank or the transactions contemplated by the merger agreement;

•	take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•	take any action that is intended or may reasonably be expected to result in any of the conditions to the merger set forth in Article VII of the merger agreement not being satisfied;

•	take any action that would be reasonably expected to prevent, materially impede, materially impact or materially delay the ability of the parties to obtain any necessary approvals of any regulatory agency or any governmental entity required for the consummation of the transactions contemplated by this Agreement or cause any other application to a bank regulatory agency for approval of a merger to be submitted for filing before the application related to the merger is approved by such bank regulatory agency (except if such bank regulatory agency requires in writing a prior submission as a condition to its approval of the application related to the merger); or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by Section 5.3 of the merger agreement (it being understood that BNC’s pursuit, negotiation and consummation of other acquisitions and capital raising transactions shall not violate this Section 5.3 of the merger agreement).

The merger agreement also contains mutual covenants relating to the preparation of this proxy statement/prospectus and any applications required by regulatory agencies, access to information of the other company and public announcements with respect to the transactions contemplated by the merger agreement. BNC also has agreed to cause the shares of BNC common stock issued in the merger to be approved for listing on The NASDAQ Capital Market.

Commercially Reasonable Efforts of Randolph Bank to Obtain the Required Shareholder Vote

Randolph Bank has agreed to hold a meeting of its shareholders as soon as is reasonably practicable for the purpose of obtaining the requisite shareholder approval of the merger agreement. Randolph Bank will use its commercially reasonable efforts to obtain such approval. Randolph Bank is also required to submit the merger agreement to a shareholder vote even if the Randolph Bank Board has withdrawn, modified or qualified its recommendation to approve the merger agreement.

Agreement Not to Solicit Other Offers

Randolph Bank has agreed that it, and its officers, directors, employees, agents and representatives will not, directly or indirectly:

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•	solicit, initiate, encourage or facilitate (including by way of furnishing information) any inquiries or proposals for any “Alternative Transaction” (as defined below); or

•	participate in any discussions or negotiations regarding any Alternative Transaction; or

•	enter into any agreement regarding any Alternative Transaction; or

•	render a rights agreement inapplicable to an Alternative Proposal (as defined below) or the transactions contemplated thereby.

Randolph Bank also has agreed to cease any existing discussions or negotiations with any persons with respect to any Alternative Proposal, to request the prompt return or destruction of all confidential information previously furnished in connection therewith and not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement relating to any Alternative Proposal to which it is a party, and to enforce the provisions of such agreement.

However, if at any time before approval of the merger agreement by Randolph Bank’s shareholders, (1) Randolph Bank receives an unsolicited written Alternative Proposal that its board of directors believes in good faith to be bona fide, (2) such Alternative Proposal was not the result of a breach of Randolph Bank’s nonsolicitation provisions under the merger agreement, (3) the Randolph Bank Board determines in good faith, after consulting with outside counsel and its financial advisor, that such Alternative Proposal constitutes or is reasonably likely to lead to a Superior Proposal (as defined below) and (4) the Randolph Bank Board determines in good faith, after consulting with outside legal counsel, that failure to so act would be reasonably likely to violate its fiduciary duties under applicable law, then Randolph Bank may: (1) furnish nonpublic information regarding Randolph Bank to the person making such Alternative Proposal (and its representatives) pursuant to a confidentiality agreement that is no less favorable to Randolph Bank than its confidentiality agreement with BNC, and (2) participate in discussions and negotiations with the person making the Alternative Proposal.

Randolph Bank has agreed to call its shareholder meeting as soon as reasonably practicable to obtain shareholder approval of the merger agreement and that the Randolph Bank Board will recommend that its shareholders approve the merger agreement. Randolph Bank has further agreed that the Randolph Bank Board will not withdraw (or modify or qualify in any manner adverse to BNC) or refuse to recommend its approval of the merger agreement, or adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Alternative Proposal (we refer to any such action as an “Adverse Recommendation Change”) or cause or permit Randolph Bank to enter into any agreement that is intended to or reasonably likely to lead to an Alternative Proposal (other than the confidentiality agreement referenced above). However, before obtaining the Randolph Bank shareholder approval, the Randolph Bank Board may, if such board determines in good faith (after consultation with outside counsel) that failure to do so would be reasonably likely to violate its fiduciary duties under applicable law, taking into account all adjustments to the terms of the merger agreement that may be offered by BNC, make an Adverse Recommendation Change; provided that Randolph Bank may not make an Adverse Recommendation Change in response to an Alternative Proposal unless Randolph Bank shall not have breached its nonsolicitation covenant in the merger agreement in any respect and:

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(i)          the Randolph Bank Board determines in good faith (after consultation with outside legal and its financial advisor) that such Alternative Proposal is a Superior Proposal and such proposal has been made and has not been withdrawn and continues to be a Superior Proposal after taking into account all adjustments to the terms of the merger agreement that may be offered by BNC pursuant to the merger agreement;

(ii)         Randolph Bank has given BNC at least seven business days’ prior written notice of its intention to take such action and specifying the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal) and has contemporaneously provided an unredacted copy of the relevant proposed transaction agreements with the person making such Superior Proposal; and

(iii)         before effecting such an Adverse Recommendation Change, Randolph Bank has negotiated, and has caused its representatives to negotiate, in good faith with BNC during such notice period to the extent BNC wishes to negotiate, to enable BNC to revise the terms of the merger agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal.

Randolph Bank has agreed that, in the event of any material change to a Superior Proposal, Randolph Bank shall, in each case, be required to deliver to BNC a new written notice, the notice period shall have commenced and Randolph Bank shall be required to comply with the above obligations with respect to such new written notice.

Randolph Bank has further agreed to notify BNC promptly (but in no event later than 24 hours) after it receives any Alternative Proposal, or any material change to any Alternative Proposal, or any request for nonpublic information relating to Randolph Bank by any person that informs the Randolph Bank Board that it is considering making, or has made, an Alternative Proposal. Such notice to BNC shall be made orally and in writing, and shall indicate the identity of the person making the Alternative Proposal or intending to make or considering making an Alternative Proposal or requesting nonpublic information relating to Randolph Bank, and the material terms of any such Alternative Proposal or modification or amendment to an Alternative Proposal. Randolph Bank shall keep BNC fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any such Alternative Proposal, indication or request. Randolph Bank shall also promptly, and in any event within 24 hours, notify BNC, orally and in writing, if it enters into discussions or negotiations concerning any Alternative Proposal.

As used in the merger agreement, “Alternative Proposal” means any inquiry or proposal regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including by way of a tender offer) or similar transactions involving Randolph Bank that, if completed, would constitute an Alternative Transaction.

As used in the merger agreement, “Alternative Transaction” means any of:

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•	a transaction pursuant to which any person (or group of persons) (other than BNC or its affiliates), directly or indirectly, acquires or would acquire more than 25% of the outstanding shares of Randolph Bank common stock or outstanding voting power or of any new series or new class of preferred stock that would be entitled to a class or series vote with respect to the merger, whether from Randolph Bank or pursuant to a tender offer or exchange offer or otherwise;

•	a merger, share exchange, consolidation or other business combination involving Randolph Bank (other than the merger);

•	any transaction pursuant to which any person (or group of persons) (other than BNC or its affiliates) acquires or would acquire control of Randolph Bank representing more than 25% of the assets of Randolph Bank immediately before such transaction; or

•	any other consolidation, business combination, recapitalization or similar transaction involving Randolph Bank, other than the transactions contemplated by the merger agreement, as a result of which the holders of shares of Randolph Bank common stock immediately before such transactions do not, in the aggregate, own at least 75% of the outstanding shares of common stock and the outstanding voting power of the surviving or resulting entity in such transaction immediately after the consummation thereof in substantially the same proportion as such holders held the shares of Randolph Bank common stock immediately before the consummation thereof.

As used in the merger agreement, “Superior Proposal” means any unsolicited bona fide Alternative Proposal that the Randolph Bank Board determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal and the person (or group of persons) making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), (A) if consummated, would be more favorable to the shareholders of Randolph Bank from a financial point of view than the transactions contemplated by the merger agreement (including taking into account any adjustment to the terms and conditions proposed by BNC in response to such proposal under the merger agreement or otherwise) and (B) if accepted, is reasonably likely to be completed on the terms proposed on a timely basis.

Expenses and Fees

In general, all fees and expenses incurred in connection with the merger, the merger agreement and the transactions contemplated by the merger agreement shall be paid by the party incurring such fees or expenses, whether or not the merger is consummated. However, the costs and expenses of printing and mailing this proxy statement/prospectus, and all filing and other fees paid to the SEC in connection with the merger, shall be borne equally by Randolph Bank and BNC. Further, Randolph Bank has agreed to reimburse certain expenses of BNC if the merger agreement is terminated under certain circumstances. See “— Termination of the Merger Agreement.”

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Employee Matters

BNC has agreed that all individuals employed by, or on an authorized leave of absence from, Randolph Bank immediately before the effective time, or the Covered Employees, shall automatically become employees of BNC and its affiliates as of the effective time. Immediately following the effective time, BNC shall, or shall cause its applicable subsidiaries to, provide to those Covered Employees employee benefits, rates of base salary or hourly wage and annual bonus opportunities that are substantially similar, in the aggregate, to the aggregate rates of base salary or hourly wage and the aggregate employee benefits and annual bonus opportunities provided to such Covered Employees under the Randolph Bank Benefit Plans as in effect immediately before the effective time.

In addition, BNC has agreed, that if a Covered Employee who does not have an employment, change-of-control or severance agreement with Randolph Bank and who within three months after the effective time (i) is terminated by BNC or any of its subsidiaries due to a permanent or indefinite reduction in staff resulting in job elimination, reduction of a position as the result of any organizational or business restructuring or the integration of Randolph Bank with BNC and its subsidiaries, discontinuance of operation, relocation of all or a part of BNC’s or its subsidiaries’ business, sale of an operation to another company, or sale or other change in ownership of all or a part of BNC’s or its subsidiaries’ business, or (ii) voluntarily resigns after being notified that, as a condition of employment, such Covered Employee’s base salary will be materially decreased, such Covered Employee shall be entitled to receive severance payments equal to (after providing customary releases) three months of severance pay, regardless of employee classification.

In addition to the change in control agreements with Messrs. Whitehead and Trapp previously discussed, Randolph Bank is party to change in control agreements with two additional employees – Alice B. Cook and Sherrie C. Parks. It is a condition to BNC’s obligation to close the merger that the two employees voluntarily terminate their respective rights under the existing change in control agreements and execute release agreements in connection therewith. In furtherance of such release agreements, the merger agreement provides that BNC (or Randolph Bank, to extent permitted by applicable law) will make payments to Ms. Cook and Ms. Parks in the amounts of $50,000 and $133,120, respectively.

For a discussion of the effect of the merger on existing agreements between Randolph Bank and certain of its named executive officers, see “Proposal 1—Approval of the Merger Agreement—Randolph Bank’s Directors and Officers Have Financial Interests in the Merger.”

Indemnification and Insurance

The merger agreement provides that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or before the effective time existing in favor of any director, officer or employee as provided in the respective BNC and Randolph Bank articles of incorporation or bylaws and any existing indemnification agreements, shall survive the merger and shall continue in full force and effect in accordance with their terms, and shall not be amended, repealed or otherwise modified after the effective time in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring at or before the effective time or taken at the request of BNC pursuant to the merger agreement.

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The merger agreement provides that BNC will maintain for a period of six years after completion of the merger Randolph Bank’s current directors’ and officers’ liability insurance policy, or policies of at least the same coverage and amount and containing terms and conditions that are not less advantageous than the current policy, with respect to acts or omissions occurring before the effective time that were committed by such officers and directors in their capacities as such, except that BNC is not required to expend annually in the aggregate an amount in excess of 150% of the annual premiums currently paid by Randolph Bank for such insurance.

Conditions to Complete the Merger

The respective obligations of BNC and Randolph Bank to effect the merger are subject to the satisfaction at or before the effective time of the following conditions:

•	the approval of the merger by the requisite affirmative vote of the holders of Randolph Bank common stock and preferred stock entitled to vote thereon;

•	the authorization of the listing of BNC common stock to be issued in the merger on The NASDAQ Capital Market, subject to official notice of issuance;

•	the effectiveness of the registration statement of which this proxy statement/prospectus is a part with respect to BNC common stock to be issued in the merger and the absence of any stop order or proceedings initiated or threatened by the SEC for that purpose;

•	no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger or any of the other transactions contemplated by the merger agreement shall be in effect;

•	no statue, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental entity that prohibits or makes illegal consummation of the merger; and

•	Randolph Bank and BNC shall have received the opinion of Randolph Bank’s counsel with respect to certain federal income tax consequences of the merger.

The obligation of BNC to effect the merger is also subject to the satisfaction, or waiver by BNC, at or before the effective time, of a number of other conditions, including:

•	the representations and warranties of Randolph Bank set forth in the merger agreement shall be true and correct as of the date of the merger agreement and as of the effective time as though made on and as of the effective time, and BNC shall have received a certificate signed on behalf of Randolph Bank by the President of Randolph Bank to such effect;

•	Randolph Bank shall have performed in all material respects all obligations required to be performed by it under the merger agreement at or before the effective time, and BNC shall have received a certificate signed on behalf of Randolph Bank by the President of Randolph Bank to such effect;

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•	all regulatory approvals set forth in the merger agreement to consummate the transactions contemplated by the merger agreement, including the merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, and no such regulatory approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition (as defined in the merger agreement);

•	BNC must have received from each director of Randolph Bank (1) an executed support agreement and (2) a noncompete agreement, each in the form attached as an exhibit to the merger agreement (see “Proposal 1—Approval of the Merger Agreement—Randolph Bank’s Directors and Officers Have Financial Interests in the Merger”);

•	BNC shall have received resignations, effective as of the effective time, from the directors of Randolph Bank;

•	Randolph Bank’s classified assets (which means loans or other assets characterized as “Substandard,” “Doubtful,” “Loss” or words of similar import and “Other Real Estate Owned”) shall not exceed, as of the effective time, 125% of the aggregate balance of Classified Assets set forth in the Seller Disclosure Schedule delivered in connection with the merger agreement; and

•	Subject to the payment of certain benefits payments, each of C. Michael Whitehead, Jr., President of Randolph Bank, Laurence J. Trapp, Executive Vice President and Chief Financial Officer of Randolph Bank, Alice B. Cook, Vice President of Randolph Bank and Sherrie C. Parks, Vice President and Loan Operations Manager of Randolph Bank, shall have voluntarily terminated their rights under those agreements listed in the Seller Disclosure Schedule (see “Proposal 1—Approval of the Merger Agreement— Randolph Bank’s Directors and Officers Have Financial Interests in the Merger— Compensation Arrangements for Randolph Bank Executive Officers in Connection with the Merger—Release Agreements with Randolph Bank Executive Officers”) or shall have received binding agreements from BNC to make such payments after the effective time.

The obligation of Randolph Bank to complete the merger is also subject to the satisfaction, or waiver by Randolph Bank, at or before the effective time, of a number of other conditions, including:

•	the representations and warranties of BNC set forth in the merger agreement shall be true and correct as of the date of the merger agreement and as of the effective time as though made on and as of the effective time, and Randolph Bank shall have received a certificate signed on behalf of BNC by the Chief Executive Officer or the Chief Financial Officer of BNC to such effect;

•	BNC shall have performed in all material respects all obligations required to be performed by it under the merger agreement at or before the effective time, and Randolph Bank shall have received a certificate signed on behalf of BNC by the Chief Executive Officer or Chief Financial Officer of BNC to such effect;

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•	all regulatory approvals set forth in the merger agreement to consummate the transactions contemplated by the merger agreement, including the merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired; and

•	Each of Mr. Whitehead, Mr. Trapp, Ms. Cook and Ms. Parks shall have received those benefit payments listed in the Seller Disclosure Schedule or received binding agreements from BNC to make such payments after the effective time, subject to receipt by BNC of mutually acceptable release agreements to be received at the effective time (see “Proposal 1—Approval of the Merger Agreement—Randolph Bank’s Directors and Officers Have Financial Interests in the Merger—Compensation Arrangements for Randolph Bank Executive Officers in Connection with the Merger—Release Agreements with Randolph Bank Executive Officers”).

We cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or, if applicable, waived by the appropriate party. As of the date of this proxy statement/prospectus, we have no reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement

The merger agreement can be terminated at any time before completion of the merger by mutual consent, if authorized by each of our boards of directors, or by either party in the following circumstances:

•	if any of the required regulatory approvals are denied (and the denial is final and nonappealable) or any governmental entity of competent jurisdiction shall have issued a final and nonappealable order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by the merger agreement;

•	if the merger has not been consummated by December 31, 2013, unless the failure of the Closing (as defined in the merger agreement) to occur by that date is due to the terminating party’s failure to abide by the merger agreement; or

•	if there is a breach by the other party that would cause the failure of the Closing conditions described above, unless the breach is capable of being, and is, cured within 45 days’ notice of the breach.

BNC also may terminate the merger agreement if the Randolph Bank Board: (i) fails to recommend that Randolph Bank shareholders approve and adopt the merger agreement, or (ii) in a manner adverse to BNC, (a) withdraws, modifies, or qualifies, or proposes to withdraw, modify or qualify, the recommendation of the Randolph Bank Board of the merger agreement and/or the merger to the Randolph Bank shareholders; (b) takes any public action or makes any public statement in connection with the meeting of Randolph Bank shareholders inconsistent with such recommendation or (c) recommends any Alternative Proposal (or, in the case of clause (ii), resolves to take any such action), whether or not permitted by the terms of the merger agreement.

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Randolph Bank will be required to pay BNC a termination fee in the amount of $400,000, plus up to $150,000 of BNC’s documented out-of-pocket legal and due diligence expenses in connection with the transactions contemplated by the merger agreement, if either:

•	the merger agreement is duly terminated by BNC and before such termination, an Alternative Transaction was commenced, publicly proposed or publicly disclosed (or an Alternative Proposal was received), and within 12 months after such termination, Randolph Bank shall have entered into a definitive written agreement relating to an Alternative Transaction or consummated an Alternative Transaction, or

•	after receiving an Alternative Proposal, the Randolph Bank Board fails to convene the special meeting to approve the merger with BNC and/or fails to recommend that the Randolph Bank shareholders adopt the merger agreement, and within 12 months of receiving the Alternative Proposal, Randolph Bank shall have entered into a definitive written agreement relating to an Alternative Transaction or consummated an Alternative Transaction.

However, BNC will in any event not be entitled to a termination fee if the merger agreement is terminated by mutual consent or due to a failure to obtain the necessary regulatory approvals. Similarly, BNC will not be entitled to a termination fee if Randolph Bank terminates the merger agreement due to a material breach of a representation, warranty or covenant by BNC.

Effect of Termination

If the merger agreement is terminated, it will become void, and there will be no liability on the part of BNC or Randolph Bank, except that (1) both BNC and Randolph Bank will remain liable for any willful breach of the merger agreement and (2) designated provisions of the merger agreement, including the payment of fees and expenses, the confidential treatment of information, publicity restrictions, notices and governing law and jurisdiction will survive the termination.

Amendment, Waiver and Extension of the Merger Agreement

Subject to applicable law, the parties may amend the merger agreement by action taken or authorized by their respective boards of directors. However, after any approval of the transactions contemplated by the merger agreement by the Randolph Bank shareholders, there may not be, without further approval of the shareholders, any amendment of the merger agreement that (1) alters or changes the amount or the form of the consideration to be delivered to the holders of Randolph Bank common stock, (2) alters or changes any term of the articles of incorporation of BNC or (3) changes any of the terms and conditions of the merger agreement if such alteration or change would adversely affect the holders of any Randolph Bank securities, in each case other than as contemplated by the merger agreement.

At any time before the effective time, each of BNC and Randolph Bank, by action taken or authorized by its respective board of directors, to the extent legally allowed, may:

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•	extend the time for the performance of any of the obligations or other acts of the other party;

•	waive any inaccuracies in the representations and warranties in the merger agreement; or

•	waive compliance by the other party with any of the other agreements or conditions contained in the merger agreement.

DESCRIPTION OF BNC CAPITAL STOCK

The following is a brief description of the terms of BNC’s capital stock. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the NCBCA, federal law, BNC’s amended articles of incorporation, or the Amended Articles, and BNC’s bylaws. Copies of the Amended Articles and bylaws have been filed with the SEC and are also available upon request from BNC.

Common Stock

General

BNC’s Amended Articles authorize the issuance of 80,000,000 shares of common stock, no par value per share. The common stock consists of two classes, of which 60,000,000 shares are designated as voting common stock (also referred to herein as the “common stock”) and 20,000,000 shares are designated as non-voting common stock (referred to herein as the “non-voting common stock”). As of [•], 2013, there were [•] shares of common stock issued and outstanding, held of record by approximately [•] shareholders, and [•] shares of non-voting common stock issued and outstanding, held of record by three shareholders. In addition, as of [•], 2013, (i) [•] shares of BNC’s common stock were reserved for issuance upon exercise of outstanding stock options that were exercisable on that date (or within 60 days of that date), and (ii) [•] shares of BNC’s common stock were reserved for issuance upon the conversion of the outstanding non-voting common stock.

BNC’s voting common stock is listed and traded on The NASDAQ Capital Market under the symbol “BNCN.” BNC’s non-voting common stock is not listed on any exchange, and BNC does not intend to list it. Outstanding shares of BNC’s common stock and non-voting common stock are validly issued, fully paid and non-assessable. Except for voting privileges, the non-voting common stock carries the same rights and privileges as common stock (including in respect of dividends and in respect of distributions upon BNC’s dissolution, liquidation or winding up) and will be treated the same as common stock (including in any merger, consolidation, share exchange or other similar transaction).

Voting Common Stock

Preemptive Rights; Redemption Rights; Terms of Conversion; Sinking Fund and Redemption Provision

BNC’s common stock does not have preemptive rights, redemption rights, conversion rights, sinking fund or redemption provisions.

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Voting Rights

Each holder of common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, unless such matter relates solely to the terms of one or more classes of preferred stock, in which case holders of common stock will only be permitted to vote as required by law. Shareholders are not entitled to cumulate their votes for the election of directors. Directors are elected by a plurality of the votes cast. At all times that the number of directors is less than nine, each director is elected to a term ending as of the next succeeding annual meeting or until his or her earlier death, resignation, retirement, removal or disqualification or until his or her successor is elected and qualified. Otherwise, at all times that the number of directors is nine or more, the Amended Articles and bylaws provide that the BNC Board is divided into three classes, with each class to be as nearly equal in number as possible, and directors in each class are to serve three-year terms in office.

Liquidation Rights

In the event of BNC’s liquidation, dissolution or winding up, holders of BNC common stock are entitled to share ratably in all of BNC’s assets remaining after payment of liabilities, including but not limited to BNC’s outstanding subordinated debentures, and the liquidation preference of any then outstanding preferred stock. Because BNC is a bank holding company, BNC’s rights and the rights of BNC’s creditors and shareholders to receive the assets of any subsidiary upon liquidation or recapitalization may be subject to prior claims of BNC’s subsidiary’s creditors, except to the extent that BNC may itself be a creditor with recognized claims against its subsidiary.

Dividend Rights

Holders of BNC’s common stock are entitled to receive ratably such dividends as may be declared by the BNC Board out of legally available funds. The ability of the BNC Board to declare and pay dividends on BNC’s common stock is subject to the terms of applicable North Carolina law, and banking regulations, as described in “Supervision and Regulation” and BNC’s periodic reports. BNC’s principal source of income is dividends that are declared and paid by the Bank on its capital stock. Therefore, the ability of BNC to pay dividends is dependent upon the receipt of dividends from the Bank. North Carolina commercial banks, such as the Bank, are subject to legal limitations on the amounts of dividends they are permitted to pay. The Bank may pay dividends from undivided profits, which are determined by deducting and charging certain items against actual profits, including any contributions to surplus required by North Carolina law. Also, an insured depository institution, such as the Bank, is prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become “undercapitalized,” as such term is defined in the applicable law and regulations. Also, BNC may not pay dividends on BNC’s capital stock if the company is in default or has elected to defer payments of interest under BNC’s junior subordinated debentures. The declaration and payment of future dividends to holders of BNC’s common stock will also depend upon BNC’s earnings and financial condition, the capital requirements of its subsidiaries, regulatory conditions, and other factors as the BNC Board may deem relevant.

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Transfer Agent and Registrar

The transfer agent and registrar for BNC’s common stock is Registrar and Transfer Company, Cranford, New Jersey.

Restrictions on Ownership

The BHCA requires any “bank holding company,” as defined in the BHCA, to obtain the approval of the Federal Reserve Board before acquiring 5% or more of BNC’s common stock. Any person, other than a bank holding company, is required to obtain the approval of the Federal Reserve Board before acquiring 10% or more of BNC’s common stock under the Change in Bank Control Act. Any holder of 25% or more of BNC’s voting common stock, a holder of 33% or more of BNC’s total equity, or a holder of 5% or more of BNC’s common stock if such holder otherwise exercises a “controlling influence” over BNC, is subject to regulation as a bank holding company under the BHCA.

Non-Voting Common Stock

Preemptive Rights, Redemption Rights; Terms of Conversion; Sinking Fund and Redemption Provision

BNC’s non-voting common stock does not have preemptive rights, redemption rights, sinking fund or redemption provisions but does possess conversion rights. Any holder of non-voting common stock may convert any number of shares of non-voting common stock into an equal number of shares of common stock at the option of the holder; provided, however, that each share of non-voting common stock is not convertible at the election of the initial holder or any affiliate thereof and may only be converted in connection with or after a transfer to a third party unaffiliated with such initial holder. The non-voting common stock may only be transferred through one or more of the following alternatives: (i) to an affiliate of the holder or to BNC; (ii) in a widely distributed public offering of common stock; (iii) in a transfer that is part of a private placement of common stock in which no one transferee (or group of associated transferees) acquires the rights to purchase in excess of 2% of BNC’s voting securities then outstanding (including pursuant to a related series of transfers); (iv) in a transfer of common stock to an underwriter for the purpose of conducting a widely distributed public offering; or (v) a transaction approved by the FRB or if the FRB is not the relevant regulatory authority, any other regulatory authority with the relevant jurisdiction.

Voting Rights

The holders of BNC’s non-voting common stock do not have any voting power and are not entitled to vote on any matter except as otherwise required by law.

Liquidation Rights

In the event of BNC’s liquidation, dissolution or winding up, holders of non-voting common stock are entitled to share ratably in all of BNC’s assets remaining after payment of liabilities, including but not limited to BNC’s outstanding subordinated debentures, and the liquidation preference of any then outstanding preferred stock. Because BNC is a bank holding company, BNC’s rights and the rights of BNC’s creditors and shareholders to receive the assets of any subsidiary upon liquidation or recapitalization may be subject to prior claims of BNC’s subsidiary’s creditors, except to the extent that BNC may be a creditor with recognized claims against BNC’s subsidiary.

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Dividend Rights

Holders of BNC’s non-voting common stock are entitled to receive ratably such dividends as may be declared by the BNC Board out of legally available funds. The ability of the BNC Board to declare and pay dividends on the non-voting common stock is subject to the terms of applicable North Carolina law, and banking regulations, as described in “Supervision and Regulation” and BNC’s periodic reports. BNC’s principal source of income is dividends that are declared and paid by the Bank on its capital stock. Therefore, BNC’s ability to pay dividends is dependent upon the receipt of dividends from the Bank. North Carolina commercial banks, such as the Bank, are subject to legal limitations on the amounts of dividends they are permitted to pay. The Bank may pay dividends from undivided profits, which are determined by deducting and charging certain items against actual profits, including any contributions to surplus required by North Carolina law. Also, an insured depository institution, such as the Bank, is prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become “undercapitalized,” as such term is defined in the applicable law and regulations. Also, BNC may not pay dividends on BNC’s capital stock if BNC is in default or has elected to defer payments of interest under BNC’s junior subordinated debentures. The declaration and payment of future dividends to holders of the non-voting common stock will also depend upon BNC’s earnings and financial condition, the capital requirements of BNC’s subsidiaries, regulatory conditions and other factors as the BNC Board may deem relevant.

Transfer Agent and Registrar

BNC is the transfer agent and registrar for BNC’s non-voting common stock.

Restrictions on Ownership

Any holder of 33% or more of BNC’s total equity (including non-voting common stock), or a holder of BNC’s non-voting common stock if such holder otherwise exercises a “controlling influence” over BNC, is subject to regulation as a bank holding company under the BHCA.

Preferred Stock

BNC’s Amended Articles authorize the issuance of 20,000,000 shares of preferred stock, no par value per share. As of [•], 2013, no shares of BNC’s preferred stock were issued and outstanding.

BNC’s Amended Articles, subject to certain limitations, authorize the BNC Board from time to time by resolution and without further shareholder action, to provide for the issuance of shares of preferred stock, in one or more series, and to fix the voting powers, designations, preferences, limitations and other rights of the shares.

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Certain Restrictions in the Amended Articles Having Potential Anti-Takeover Effect

The Amended Articles require the affirmative vote of 75% of the outstanding shares entitled to vote to approve a merger or other business combination, unless the transaction is approved, prior to consummation, by the vote of at least 75% of the members of Whole Board of Directors (as defined in the Amended Articles) or, in the case of a merger or combination proposed by a Related Person (as defined in the Amended Articles), 75% of the Continuing Directors (as defined in the Amended Articles). “Continuing Directors” generally includes all members of the BNC Board who are not affiliated with any individual, partnership, trust or other person or entity (or the affiliates and associates of such person or entity) which becomes a beneficial owner of 10% or more of BNC’s voting shares. This provision could tend to make the acquisition of BNC more difficult to accomplish without the cooperation or favorable recommendation of the BNC Board. When evaluating such business combinations, the BNC Board will consider (i) the social and economic effects of acceptance of such an offer on BNC’s depositors, borrowers, other customers, employees, and creditors and BNC’s subsidiaries, and on the communities in which BNC and the Bank operate or are located; (ii) BNC’s ability and that of the Bank to fulfill the objectives of a bank and/or bank holding company, as applicable, and of commercial banking entities, as applicable, under applicable federal and state statutes and regulations; (iii) the business and financial condition and prospects and earnings prospects of the person or group proposing the combination, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the combination, and other likely financial obligations of such person or group, and the possible effect of such conditions and prospects upon BNC and the Bank and the communities in which BNC and the Bank are located; (iv) the competence, experience, and integrity of the person or group proposing the combination and its or their management; and (v) the prospects for successful conclusion of the proposed combination.

The Amended Articles, subject to certain limitations, authorize the BNC Board, from time to time by resolution and without further shareholder action, to provide for the issuance of shares of preferred stock, in one or more series, and to fix the designation, powers, preferences and other rights of the shares and to fix the qualifications, limitations and restrictions thereof. As a result of its discretion with respect to the creation and issuance of preferred stock without shareholder approval, the BNC Board could adversely affect the voting power of the holders of common stock and, by issuing shares of preferred stock with certain voting, conversion and/or redemption rights, could discourage any attempt to obtain control of BNC.

As more particularly described below under “Comparison of Shareholders’ Rights for Existing Randolph Bank Shareholders,” BNC’s Amended Articles and bylaws contain protective provisions that would have the effect of impeding an attempt to change or remove BNC’s management or to gain control of BNC in a transaction not supported by its board of directors.

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COMPARISON OF SHAREHOLDERS’ RIGHTS FOR

EXISTING RANDOLPH BANK SHAREHOLDERS

The current rights of Randolph Bank shareholders are governed by North Carolina law, including the NCBCA and Chapter 53C of the North Carolina General Statutes, and Randolph Bank’s articles of incorporation and bylaws. Upon consummation of the merger, holders of Randolph Bank common stock who receive BNC common stock as merger consideration will become holders of BNC common stock. Consequently, after the merger, the rights of such shareholders will be governed by the Amended Articles and bylaws of BNC together with the NCBCA.

The following is a summary of material differences between the rights of holders of BNC common stock and the rights of holders of Randolph Bank common stock. The following summary does not purport to be a complete statement of the provisions affecting and differences between the rights of holders of BNC common stock and the rights of holders of Randolph Bank common stock. The identification of specific provisions or differences is not meant to indicate that other equally or more significant differences do not exist. This summary is qualified in its entirety by reference to North Carolina law and the governing corporate documents of BNC and Randolph Bank, to which the shareholders of Randolph Bank are referred.

Authorized Capital

Randolph Bank. Randolph Bank is authorized to issue 2,500,000 shares of common stock, par value $5.00 per share, and up to 1,000,000 shares of preferred stock, par value $5.00 per share.

BNC. BNC is authorized to issue 80,000,000 shares of common stock, no par value per share, and up to 20,000,000 shares of preferred stock, no par value per share. Of the 80,000,000 shares of common stock, 20,000,000 shares are classified as non-voting common stock, no par value per share.

Annual Meetings of Shareholders

Randolph Bank. Randolph Bank’s bylaws provide that an annual meeting will be held at 2:00 pm on the fourth Tuesday in March of each year, if not a legal or banking holiday, but if a legal or banking holiday, then on the next day following that is not a legal or banking holiday. If the annual meeting is not held on such date, a substitute annual meeting may be called in accordance with the bylaws.

BNC. BNC’s bylaws provide that an annual meeting will be held within 175 days of the end of the fiscal year, which follows the calendar year, as may be determined by the board of directors.

Special Meetings of Shareholders

Randolph Bank. Special meetings of the Randolph Bank shareholders can be called by the chairman of the board of directors, the president of Randolph Bank, or by the board of directors.

BNC. Special meetings of the BNC shareholders can be called at any time by BNC’s chief executive officer, the president, the chairman or vice chairman of the board of directors, or the board of directors.

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Shareholder Nomination of Directors

Randolph Bank. Nomination of directors are made by or at the direction of the nominating committee appointed by the board of directors. The nominating committee must meet at the request of the president of Randolph Bank at least annually and must include at least three directors. Nomination for election of any person to the board of directors may be made to the nominating committee for its consideration by any shareholder entitled to vote for the election of directors if written notice of the nomination of such a person is provided to the secretary of Randolph Bank not less than 120 days and not more than 150 days prior to the special or annual meeting with purposes of electing directors; provided however that if less than 130 days notice of prior public disclosure of the date of such meeting is given or made to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of such meeting or such public disclosure was made. The notice must include (a) the name and address of the shareholder who intends to make the nomination; (b) a representation that such shareholder is a holder of record of shares of Randolph Bank entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; and (c) as to each person to be nominated (i) such person’s name and address, employment history for the past five years, affiliations, if any, with Randolph Bank and other corporations, the class and number of shares of Randolph Bank that are owned of record or beneficially by such person and information concerning any transactions in such shares within the prior 60 days, whether such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the past five years and the details thereof, whether such person has been a party to any proceeding or subject to any judgment, decree or final order with respect to violations of federal or state securities laws within the past five years and the details thereof, and the detail of any contract, arrangement, understanding or relationships with any person with respect to any securities of Randolph Bank, (ii) such person’s written consent to being named as a nominee and to serving as a director if elected, and (iii) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder. If a nomination is not made in accordance with the foregoing procedure, the nominating committee may refuse to acknowledge such a nomination.

BNC. Nomination of directors may be made by the Nominating and Corporate Governance Committee or by any shareholder entitled to vote for the election of directors. Nominations, other than those made by the Nominating and Corporate Governance Committee, must be submitted to the Secretary in writing not less than fifty days nor more than ninety days prior to the meeting; provided, however, that if less than sixty days’ notice of the meeting is given, a nomination may be submitted to the Secretary within ten days of the mailing of the notice.

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Number of Directors

Randolph Bank. The number of Randolph Bank directors will be not less than nine and not more than eighteen as may be fixed by the Randolph Bank Board. The Randolph Bank Board currently consists of nine directors. However, so long as Randolph Bank has CPP Preferred Stock outstanding in connection with Randolph Bank’s participation in the Treasury’s CPP is outstanding and dividends payable on such shares have not been paid for an aggregate of six quarterly dividend periods or more, whether or not consecutive, the holders of the CPP Preferred Stock have the right to, as a class, elect two directors to two newly created directorships.

BNC. The number of directors will be not less than five and not more than thirty, with the actual number of directors to be determined by the BNC Board. The BNC Board currently consists of fifteen directors.

Director Qualifications

Randolph Bank. Each director must own Randolph Bank shares of stock amounting to the book value of no less than one thousand dollars ($1,000) on the last business day of the calendar year immediately prior to the election of that director. The shares must be held in the directors own name and must be unpledged and unencumbered in any way, provided that, if the holders of CPP Preferred Stock elect directors to the board of directors pursuant to their rights described above, such directors will not be required to own Randolph Bank shares of stock. Three-fourths of the directors must be residents of North Carolina. Within thirty days of his or her election, each director must take and subscribe an oath pledging to diligently and honestly perform his or her duties as director and to own the required shares in good faith. Each director shall retire from the board of directors at the end of the director’s term following his or her 70th birthday.

BNC. No person can be elected, re-elected, or appointed a director after attaining 70 years of age. Each director attaining the age of 70 years during his or her term shall retire at the end of the term.

Classification of Directors

Randolph Bank. The directors shall be divided into three classes, as equally distributed as possible, with each class elected to staggered three-year terms. No decrease in directors shall shorten the term of an incumbent director. In the event of an increase or decrease in the number of directors, the additional or eliminated directorships will be classified or chosen so that all classes of directors will remain or become as equal as possible.

BNC. So long as BNC has nine or more directors, the directors shall be divided into three classes, with each class elected to staggered three-year terms so that the terms of approximately one-third of the directors expire each year. If BNC has fewer than nine directors, then each director shall be elected to a term ending at the next succeeding annual meeting. If the number of directors falls below nine during a year, that does not shorten the term of any incumbent director.

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Removal of Directors

Randolph Bank. Randolph Bank’s articles of incorporation provide that any person serving as a director of the bank may only be removed for “cause” by the shareholders representing a majority of all shares entitled to vote at an annual or special meeting of the bank. Randolph Bank’s articles of incorporation define “cause” as (i) the criminal prosecution and conviction of an act of fraud, embezzlement, theft or personal dishonesty; (ii) the prosecution and conviction of any criminal offense involving dishonesty or breach of trust described in the Federal Deposit Insurance Act, as amended, or any successor federal statute that would disqualify such director from serving as a director of the corporation or any of its wholly owned depository institution subsidiaries, or, (iii) the occurrence of any event resulting in a director being excluded from coverage, or having limited coverage as to the director when compared to other covered directors, under Randolph Bank’s fidelity bonds or insurance policies.

BNC. BNC’s bylaws provide that BNC directors may be removed from office, with or without cause, by a vote of the shareholders if the number of votes cast to remove such director exceeds the number of votes cast not to remove such director. If the director is elected by a particular voting group, only that voting group may vote to remove the director. To hold a vote with the purpose of removing a director, notice must be provided.

Voting Rights

Amendment of Articles.

Under North Carolina law, unless a corporation’s board of directors, articles of incorporation, or bylaws adopted by shareholders require a greater vote, amendments to articles of incorporation must be approved by a majority of all votes entitled to be cast on the matter, and if applicable, a majority of the votes entitled to be cast on the matter within each voting group entitled to vote as a separate voting group on the amendment.

Randolph Bank. Randolph Bank’s articles of incorporation do not require more than a majority of votes cast with respect to amendments to the articles of incorporation.

BNC. BNC’s Amended Articles do not require more than a majority of votes cast with respect to amendments to the Amended Articles; provided, however, that changes to the Amended Articles related to the approval of business combinations requires the affirmative vote of 75% of the shareholders unless 75% of the board of directors has recommended the change to the shareholders.

Amendment of Bylaws.

Randolph Bank. Randolph’s bylaws may be amended or repealed, and new bylaws may be adopted, by the affirmative vote of a majority vote of the board of directors. However, the Board of Directors do not have the power to adopt a bylaw that (i) requires more than a majority of the voting shares for a quorum at a meeting of shareholders or more than a majority of the votes cast to constitute action by the shareholders, except where higher percentages are required by law; (ii) provides for the control of Randolph otherwise than by the Board of Directors or its Executive Committee; or (iii) increases or decreases the number of directors.

BNC. BNC’s bylaws may be amended or repealed, and new bylaws may be adopted, by the affirmative vote of a majority vote of the board of directors In addition, the shareholders may amend or repeal the bylaws. No new bylaw adopted, amended, or repealed by the shareholders can be readopted, amended, or repealed by the board of directors unless authorized by the Amended Articles or a bylaw adopted by the shareholders.

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Required Vote for Certain Business Combinations.

Randolph Bank. Randolph Bank’s articles of incorporation require the approval of at least 80% of the holders of the outstanding shares of all classes of capital stock with voting rights, voting as a single class, unless class voting rights are specifically permitted for any class, on any agreement, plan or arrangement providing for the merger or consolidation or the sale, lease or exchange of all or substantially all of the assets of Randolph Bank. Notwithstanding the foregoing, the articles of incorporation provide that if such business combination is approved by a majority of Randolph Bank’s disinterested directors who are not affiliated with other parties to the business combination, then the 80% vote requirement shall not apply and the approval of such business combination as required by the North Carolina General Statutes shall be sufficient to effect such business combination.

BNC. BNC’s Amended Articles provide that the affirmative vote of at least 75% of the outstanding common stock is required for the approval of a business combination; provided, however, that this 75% requirement is not applicable, and the combination may be approved by a majority of the outstanding shares, if the business combination is approved by at least 75% of the whole board of directors.

Shareholders’ Right of Appraisal

Under Article 13 of the NCBCA, certain shareholders have appraisal rights to obtain “fair value” for their shares in connection with certain business combinations and corporate actions. The Randolph Bank shareholders have such appraisal rights in connection with the merger with BNC as discussed on page [•] of this proxy statement/prospectus.

North Carolina Shareholder Protection Act

The North Carolina Shareholder Protection Act generally requires that, unless certain “fair price” and procedural requirements are satisfied, an affirmative vote of 95% of a public corporation’s voting shares is required to approve certain business combination transactions with another entity that is the beneficial owner, directly or indirectly, of more than 20% of the corporation’s voting shares or which is an affiliate of the corporation and previously has been a 20% beneficial holder of such shares. The Shareholder Protection Act is applicable to Randolph Bank. Although the Shareholder Protection Act generally applies to publicly traded corporations, BNC has opted out of the Act by expressly providing in its Amended Articles that the provisions of the Act are not applicable to BNC.

Control Share Acquisition Act

The North Carolina Control Share Acquisition Act generally provides that, except as provided below, “Control Shares” will not have any voting rights. Control Shares are shares acquired by a person under certain circumstances which, when added to other shares owned, would give such person effective control over one-fifth, one-third, or a majority of all voting power in the election of the corporation’s directors. However, voting rights will be restored to Control Shares by resolution approved by the affirmative vote of the holders of a majority of the corporation’s voting stock (other than shares held by the owner of the Control Shares, officers of the corporation, and directors of the corporation). If voting rights are granted to Control Shares which give the holder a majority of all voting power in the election of the corporation’s directors, then the corporation’s other shareholders may require the corporation to redeem their shares at their fair value. The Control Share Acquisition Act is applicable to Randolph Bank. Although the Control Share Acquisition Act generally applies to publicly traded corporations, BNC has opted out of the Act by expressly providing in its Amended Articles that the provisions of the Act are not applicable to BNC.

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Anti-Takeover Effect of Certain Provisions

The ability of the BNC Board to expand the number of directors up to 30, without shareholder approval, and to fill vacancies resulting from such an increase, may allow the BNC Board to prevent, for a period of time, a person or entity owning a majority of shares from electing a majority of the BNC directors. Additionally, the classification of the BNC Board may have the effect of delaying any person or entity owning a majority of shares from electing its designees to a majority of seats on the BNC Board. Moreover, the 75% super majority voting requirement to approve a business combination also may serve as an anti-takeover device in situation where the BNC Board is not in favor of a change in control. Randolph Bank’s bylaws also permit the Randolph Bank Board to increase the size of its board of directors from time to time and to fill the resulting vacancy and provide for a classified board of directors as well. These bylaw provisions, as well as the 80% super majority voting requirement for certain business combinations contained in Randolph Bank’s articles of incorporation, have similar potential anti-takeover effects as those provisions referenced for BNC.

Indemnification

Randolph Bank. Randolph Bank’s bylaws provide for the indemnification of its officers, directors, employees, agents and those serving at the request of Randolph Bank as a director, officer, partner, trustee, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise or as a trustee or administrator under an employee benefit plan against liability and litigation expense arising out of such status or activities in such capacity; provided, however, that no indemnification shall be provided for liability or expense incurred for activities known or believed to be clearly in conflict with the best interests of the company. Randolph Bank’s amended articles of incorporation also provide that the personal liability of the bank’s directors shall be limited or eliminated to the fullest extent permitted by North Carolina law.

BNC. BNC’s bylaws provide for the indemnification of its officers, directors, employees, and agents or anyone serving at the request of BNC as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, or as a trustee or administrator under an employee benefit plan shall have a right to be indemnified to the full extent allowed by applicable law against liability and litigation expense arising out of such status or activities in such capacity. BNC’s Amended Articles provide that, to the fullest extent provided by the NCBCA, no director or former director shall be personally liable to BNC or any of its shareholders or otherwise for monetary damages for breach of any duty as a director.

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INFORMATION ABOUT RANDOLPH BANK

General

Randolph Bank is a North Carolina-chartered commercial bank that was organized in 1978. Its deposits are insured by the DIF of the FDIC to the maximum amount permitted by law. Randolph Bank is focused on community-oriented banking through localized lending, core deposit funding, conservative balance sheet management, and stable growth.

Randolph Bank’s operations are primarily retail-oriented and directed toward individuals and small and medium-sized businesses located in its banking market. While its deposits and loans are derived primarily from customers in its banking market, it also makes loans and has deposit relationships with individual and business customers in areas surrounding its immediate banking market. Randolph Bank provides most traditional commercial and consumer banking services, but its primary source of revenue is interest income it derives from its lending activities.

Randolph Bank’s principal executive office and main branch is located at 175 North Fayetteville Street, Asheboro, North Carolina 27203 and it operates three additional full-service banking offices in Randolph Bank County, North Carolina and two offices in Alamance County, North Carolina.

Banking Market

Randolph Bank’s current banking market consists of the city of Asheboro and surrounding areas of Randolph Bank County, North Carolina and the city of Burlington and surrounding areas of Alamance County, North Carolina. Randolph Bank also has loan production offices in Cary, North Carolina and Greenville, North Carolina. Asheboro lies near the “Triad” section of North Carolina approximately 30 miles south of Greensboro. Burlington is located on Interstate 40/85 approximately 20 miles east of Greensboro. Cary borders Raleigh in the “Triangle” region of North Carolina and Greenville is 90 miles east of Raleigh in the Coastal Plain region.

Competition

Randolph Bank competes for deposits in its banking market with other commercial banks, savings banks and other thrift institutions, credit unions, agencies issuing United States government securities and all other organizations and institutions engaged in money market transactions. In its lending activities, Randolph Bank competes with all other financial institutions as well as consumer finance companies, mortgage companies and other lenders. Commercial banking in Randolph Bank and Alamance Counties and in North Carolina as a whole is extremely competitive, and Randolph Bank experiences competition in its market from many commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies and with all other organizations and institutions engaged in money market transactions.

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Interest rates, both on loans and deposits, and prices of fee-based services are significant competitive factors among financial institutions generally. Other important competitive factors include office location, office hours, the quality of customer service, community reputation, continuity of personnel and services, and, in the case of larger commercial customers, relative lending limits and the ability to offer sophisticated cash management and other commercial banking services. Many of Randolph Bank’s competitors have greater resources, broader geographic markets and higher lending limits than Randolph Bank, and they can offer more products and services and can better afford and make more effective use of media advertising, support services and electronic technology than can Randolph Bank.

In recent years, federal and state legislation has heightened the competitive environment in which all financial institutions conduct their business, and the potential for competition among financial institutions of all types has increased significantly. Additionally, with the elimination of restrictions on interstate banking (including those most recently implemented by the Dodd-Frank Wall Street Reform and Consumer Protection Act), a North Carolina commercial bank may be required to compete not only with other North Carolina-based financial institutions, but also with out-of-state financial institutions which may acquire North Carolina institutions, establish or acquire branch offices in North Carolina, or otherwise offer financial services across state lines, thereby adding to the competitive atmosphere of the industry in general. In terms of assets, Randolph Bank is one of the smaller commercial banks in North Carolina.

To counter its competitive disadvantages, Randolph Bank attempts to differentiate itself from its larger competitors with its focus on relationship banking, personalized service, direct customer contact, and its ability to make credit and other business decisions locally. Randolph Bank also depends on its reputation as a community bank in its banking markets and its involvement in the community it serves.

Subsidiaries

Randolph Bank has two wholly-owned subsidiaries, Randolph Bank Investment Services Company, which provides brokerage services through an arrangement with an independent local firm, and Sandy Creek Golf, Inc., a golf facility acquired through foreclosure. Sandy Creek Golf, Inc. ceased golf course operations in the third quarter 2012.

Employees

As of March 31, 2013, Randolph Bank employed 76 full-time and 21 part-time employees. None of Randolph Bank’s employees are covered by a collective bargaining agreement. Randolph Bank believes its relations with its employees to be good.

Legal Proceedings

In the ordinary course of business, Randolph Bank is party to ordinary routine litigation incidental to its business.

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As previously disclosed, Randolph Bank is involved in litigation surrounding collateral destroyed in a fire, which collateral served as security for commercial financing provided by the bank to a borrower. The insurer of the collateral, Colony Insurance Company, refused to pay on the insurance policy covering the collateral and, in July 2010, filed an action in the U.S. District Court for the Middle District of North Carolina seeking to rescind the policy or otherwise deny coverage thereunder. In October 2012, a jury awarded Randolph Bank and the borrower $2,369,000 for the counterclaims made against the insurer on their breach of contract claims, and the U.S. District Court has subsequently awarded Randolph Bank and the borrower accrued prejudgment interest of $446,537. In January 2013, the Insurer appealed the decision to the U.S. Court of Appeals, Fourth Circuit. The appeal remains pending with the Fourth Circuit. To date, Randolph Bank has not recovered any of the damages awarded by the jury at the lower district court level. Pending outcome of the appeal, no assurances can be made regarding the final disposition of the case or Randolph Bank’s ability to recover the damages awarded to it by the jury. Additional discussion of the case can be found at Note 17 of the notes to the consolidated financial statements for the year ended December 31, 2012, that are included with this proxy statement/prospectus.

RANDOLPH BANK’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

The following presents management’s discussion and analysis of the financial condition and results of operations of Randolph Bank and should be read in conjunction with the financial statements and related notes of Randolph Bank contained elsewhere herein. This discussion is designed to provide a more comprehensive review of the operating results and financial position of Randolph Bank than could be obtained from an examination of the financial statements alone.

Forward-Looking Statements

Statements contained in this proxy statement/prospectus that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including Randolph Bank’s expectations, intentions, beliefs or strategies regarding the future. All forward-looking statements concerning general economic conditions, estimates with respect to the financial condition, expected or anticipated revenue, results of operations and the business of Randolph Bank as may be included in this proxy statement/prospectus are based on information available to Randolph Bank as of the date of this proxy statement/prospectus, and Randolph Bank assumes no obligation to update any such forward-looking statements. It is important to note that Randolph Bank’s actual results could materially differ from those in such forward-looking statements. Factors that could cause actual results to differ materially from those in such forward-looking statements include, but are not limited to: fluctuations in interest rates; changes in deposit flows, loan demand, credit trends, allowance methodology, real estate and collateral values, and competition; changes in accounting principles, policies, or guidelines; changes in competitive product and pricing pressures in the geographic areas in which Randolph Bank conducts its operations; changes in legislation or regulation and compliance costs associated therewith; and other economic, competitive, governmental, regulatory, and technological factors affecting Randolph Bank’s operations, pricing, products and services.

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Critical Accounting Policy

Randolph Bank’s most significant critical accounting policy is the determination of its allowance for loan losses, or ALLL. A critical accounting policy is one that is both very important to the portrayal of the bank’s financial condition and results, and requires Randolph Bank’s most difficult, subjective or complex judgments. What makes these judgments difficult, subjective and/or complex is the need to make estimates about the effects of matters that are inherently uncertain. If the mix and amount of future write-offs differ significantly from those assumptions Randolph Bank uses in making its determination, the ALLL and provision for loan losses on the bank’s income statement could be materially affected. For further discussion of the ALLL and a detailed description of the methodology Randolph Bank uses in determining the adequacy of the allowance, see Note 3 and Note 5 to Randolph Bank’s consolidated financial statements contained elsewhere in this proxy statement/prospectus.

Recent Accounting Pronouncements

See Note 1 to Randolph Bank’s consolidated financial statements for a full description of recent accounting pronouncements including the respective expected dates of adoption and effects on results of operations and financial condition.

Comparison of Financial Condition at March 31, 2013 and December 31, 2012

Total assets were $302.2 million at March 31, 2013, an increase of $6.9 million, or 2.3%, from year-end 2012. With limited demand for loans, gross loans held for investment declined by $3.1 million from $170.9 million at December 31, 2012 to $167.8 million at March 31, 2013 through normal pay-downs and maturities. In addition, net charge-offs of $608,800 were recorded while there were no properties transferred from loans to other real estate owned (“OREO”) and repossessed assets. Randolph Bank’s investment portfolio increased by $5.0 million, or 6.3%, during the three month period ended March 31, 2013. New purchases of securities totaling $11.3 million were offset, in part, by sales, pay-downs, calls, and maturities of $6.3 million and by an other than temporary impairment, or OTTI, adjustment of $6,100. Federal funds sold decreased from $110,000 at December 31, 2012 to $105,000 at March 31, 2013, while cash and due from banks and interest-bearing deposits with banks increased by $13.4 million. This increase in liquid funds was largely attributable to the growth in overall deposits along with an offsetting decline in loans held for sale and loans held for investment.

Total deposits at March 31, 2013 were $269.5 million, compared to $262.9 million at December 31, 2012, an increase of $6.6 million, or 2.5%. At March 31, 2013, noninterest-bearing demand deposits increased $3.9 million, or 9.7%, while interest-bearing demand deposits remained relatively unchanged from December 31, 2012. In addition, time deposits declined by $6.0 million, or 6.3%, while savings deposits and money market deposits grew by $8.7 million, or 11.9%, during the three month period. Other borrowings remained unchanged from December 31, 2012 to March 31, 2013 at $6.1 million.

Total shareholders' equity at March 31, 2013 was $25.7 million, compared to $25.4 million at December 31, 2012. The increase reflects net income available to common shareholders recognized for the first three months of 2013 of $232,000. At March 31, 2013, all capital ratios were in excess of the minimum required to be deemed a well-capitalized bank by regulatory measures.

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Investment Securities. The investment securities portfolio, all of which is classified as available-for-sale, is a component of Randolph Bank's asset-liability management strategy. The decision to purchase or sell investment securities is based upon liquidity needs, changes in interest rates, changes in prepayment risk and other factors. Investment securities available-for-sale are accounted for at fair value, with unrealized gains and losses recorded net of tax as a component of other comprehensive income. At March 31, 2013, investment securities available-for-sale were $84.4 million, or 27.9% of total assets, compared to $79.4 million, or 26.9% of total assets at December 31, 2012. In the first three months of 2013, $11.3 million in purchases were made, partially offset by sales, pay-downs, calls, and maturities of $6.3 million and by an OTTI adjustment of $6,100. The year-to-date net yield on the investment portfolio at March 31, 2013 was 2.23%, down from 2.58% for the year ended December 31, 2012.

Randolph Bank evaluates all securities on a quarterly basis, and more frequently when economic conditions warrant additional evaluations, to determine if an OTTI exists. In evaluating the possible impairment of securities, consideration is given to the length of time and the extent to which the fair value has been less than book value, the financial condition and near-term prospects of the issuer, and the ability and intent of Randolph Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer’s financial condition, Randolph Bank may consider whether the securities are issued by the federal government or its agencies or government sponsored agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition. If management determines that an investment experienced an OTTI, the loss is recognized in the statement of operations as a realized loss. Any recoveries related to the value of these securities are recorded as an unrealized gain (as other comprehensive income/(loss) in shareholders’ equity) and not recognized in income until the security is ultimately sold.

At December 31, 2012, Randolph Bank owned six private label collateralized debt obligations; however, one was sold in March 2013. At March 31, 2013, Randolph Bank owned five private label collateralized debt obligations with a collective book value (before charges for OTTI) as of March 31, 2013 of $3.3 million. With very limited marketability of these securities and downgraded credit ratings, the market value for these securities was $2.6 million as of March 31, 2013. Due to the concern over the continued market price deterioration related to these securities, in 2009, Randolph Bank began to conduct a more thorough review of each security on a quarterly basis. That review included an analysis of the security structure, review of collateral detail, and stress testing for the purpose of identifying potential OTTI adjustments for each security. The analysis is based on the Bloomberg Credit Model. Based upon these studies, management determined that each of the five securities exhibited impairment requiring OTTI charges due to credit losses. As of March 31, 2013, OTTI charges totaling $1.3 million had been recorded with $6,100 of the total being recorded in the first three months of 2013. Management will continue to monitor these securities for future OTTI.

At March 31, 2013, the remaining securities with unrealized losses were deemed impaired, in management’s belief, primarily due to differences in market interest rates rather than underlying credit quality issues. However, management did not believe any of these securities were OTTI as of such date. At March 31, 2013, Randolph Bank had both the intent and ability to hold these impaired securities for a period of time necessary to recover the unrealized losses; however, Randolph Bank may from time to time dispose of an impaired security in response to asset/liability management decisions, future market movements, business plan changes, or if the net proceeds could be reinvested at a rate of return that is expected to recover the loss within a reasonable period of time.

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Unrealized net gains on securities available-for-sale, after the OTTI write-down adjustment of $688,300 (net of actual losses recorded), were $1.6 million at March 31, 2013 compared to unrealized net gains of $1.5 million at December 31, 2012.

Loans Held for Sale. Randolph Bank has entered into contractual agreements with third parties pursuant to which Randolph Bank sells mortgages that it originates. The third-parties underwrite the mortgage loans and, generally, the applicable underwriter is obligated to purchase the loan once it is originated by Randolph Bank, subject to Randolph Bank’s compliance with the terms of the contractual agreement. As of March 31, 2013, the balance of mortgage loans closed but not yet sold was $1.4 million compared to $7.5 million at December 31, 2012.

Loans Held for Investment. Randolph Bank's portfolio of gross loans held for investment, net of deferred loan fees, at March 31, 2013 was $167.8 million as compared to $170.9 million as of December 31, 2012, a decrease of $3.1 million, or 1.8%. The reduction is a direct result of amortization, payoffs and continued tepid new loan demand in the primary markets and regions that Randolph Bank serves. Until the local economy improves, true loan growth is expected to be challenging.

The amounts and types of loans outstanding for the dates indicated are shown in the following table.

	March 31, 2013		December 31, 2012
		% of Total		% of Total
	Amount	Loans	Amount	Loans
Commercial
Commercial and industrial	$26,590,949	15.82%	$26,371,637	15.41%
Construction/land development	15,110,183	8.99%	17,605,160	10.29%
Commercial real estate	65,760,735	39.12%	64,504,591	37.69%
Consumer
Mortgage	41,178,038	24.50%	43,258,972	25.27%
Equity lines	15,756,714	9.37%	15,576,868	9.10%
Consumer - other	3,698,802	2.20%	3,835,690	2.24%
Total loans	168,095,421	100.00%	171,152,918	100.00%
Net deferred loan fees	(257,152)		(244,436)
Net loans	$167,838,269		$170,908,482

Asset Quality. Management considers the asset quality of Randolph Bank to be of primary importance. A formal loan review function, independent of loan origination, is used to identify and monitor problem loans. As part of the loan review function, a third-party assessment group is engaged annually to review the underwriting documentation and risk grading analysis.

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Nonperforming Assets. Nonperforming assets are comprised of nonaccrual loans, accruing loans past due 90 days or more, repossessed assets and other real estate owned, or OREO. Loans are placed in nonaccrual status when, in management’s opinion, the collection of all or a portion of interest becomes doubtful. It is the general policy of Randolph Bank to discontinue the accrual of interest on loans 90 days past due on principal and interest. Loans are returned to accrual status when the factors indicating doubtful collectability cease to exist and the loan has performed in accordance with its terms for a demonstrated period of time. OREO represents real estate acquired through foreclosure or deed in lieu of foreclosure and is generally carried at fair value, less estimated costs to sell.

Nonperforming loans (nonaccrual loans, troubled debt restructurings, and accruing loans past due 90 days or more) at March 31, 2013 were $5.7 million, or 3.39% of total loans (including loans held for sale), compared to $4.9 million, or 2.75% of total loans at December 31, 2012. Of that amount, as of March 31, 2013, three relationships accounted for $4.6 million.

OREO was $4.6 million at March 31, 2013 compared to $6.2 million at December 31, 2012 and $9.2 million at March 31, 2012. Three relationships accounted for $3.9 million of the 2013 balance. Randolph Bank held no repossessed assets at March 31, 2013 since a repossessed modular home, held at December 31, 2012 for $58,500, was sold early in 2013. During the three months ended March 31, 2013, $7,900 in net gains on the sale of OREO was recorded. Randolph Bank also recorded valuation charges of $9,300 on one property held as OREO.

The following tables summarize activity in OREO for the three months ended March 31:

	Three Months Ended March 31,
	2013	2012
Beginning balance	$8,068,758	$10,275,614
OREO transferred from loans	-	-
Additional cost capitalized	-	281,190
Sales proceeds	(1,645,668)	(168,120)
Gain/(loss) on sales	7,907	(35,880)
Valuation allowance related to properties sold	(886,342)	(30,000)
Ending balance	$5,544,655	$10,322,804

Valuation allowance:
Beginning balance	$(1,844,719)	$(825,618)
Write-downs	(9,320)	(376,293)
Valuation allowance related to properties sold	886,342	30,000
Total valuation allowance	(967,697)	(1,171,911)
Ending balance, net	$4,576,958	$9,150,893

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Allowance for Loan Losses. The allowance for loan losses, or ALLL, is established through charges to earnings in the form of a provision for loan losses. Randolph Bank increases the ALLL by provisions charged to operations and by recoveries of amounts previously charged off and Randolph Bank reduces the allowance by loans charged off. In evaluating the adequacy of the allowance, Randolph Bank considers the growth, composition and industry diversification of the portfolio, historical loan loss experience, current delinquency levels, trends in past dues and classified assets, adverse situations that may affect a borrower’s ability to repay, estimated value of any underlying collateral, prevailing economic conditions and other relevant factors derived from the bank’s history of operations. Randolph Bank’s format for the calculation of the ALLL begins with the evaluation of loans as prescribed by accounting guidance. For the purpose of evaluating loans for impairment, loans are considered impaired when it is considered probable that all amounts due under the contractual terms of the loan will not be collected when due (minor shortfalls in amount or timing excepted). Randolph Bank has established policies and procedures for identifying loans that should be considered for impairment. Loans are reviewed through multiple means such as delinquency management, credit risk reviews, watch and criticized loan monitoring meetings and general account management. Loans that are outside of Randolph Bank’s established criteria for evaluation may be considered for impairment testing when management deems the risk sufficient to warrant this approach. For loans determined to be impaired, the specific allowance is based on the most appropriate of the three measurement methods: present value of expected future cash flows, fair value of collateral, or the observable market price of a loan method. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. Once a loan is considered impaired, it is not included in the determination of the general component of the allowance, even if no specific allowance is considered necessary.

Randolph Bank also utilizes various other factors to further evaluate the portfolio for risk to determine the appropriate level of allowance to provide for probable losses in the loan portfolio. The other factors utilized include the rate of loan growth, credit grade migration, policy exceptions, account officer experience and various economic factors. These factors are examined for trends and the risk that they represent to Randolph Bank’s loan portfolio. Each of these other factors is assigned a level of risk and this risk factor is applied to only the general pool of loans to calculate the appropriate allowance.

Randolph Bank uses a risk grading program to facilitate its evaluation of the risk of loss inherent in the loan portfolio and the adequacy of the ALLL. Randolph Bank strives to maintain its loan portfolio in accordance with conservative loan underwriting policies that result in loans specifically tailored to the needs of the bank’s market area. Every effort is made to identify and minimize the credit risks associated with such lending strategies. Randolph Bank has no foreign loans and it does not engage in lease financing or highly leveraged transactions.

At March 31, 2013 and December 31, 2012, the ALLL was $3.8 million, or 2.25%, of total loans (including loans held for sale) and $3.5 million, or 1.94%, respectively. At March 31, 2012, the ALLL was $3.2 million, or 1.76% of loans. As seen in the following table, net charge-offs of $608,800 were recorded for the three months ended March 31, 2013, compared to net charge-offs of $127,700 in the first three months of 2012.

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An analysis of the changes in the ALLL is as follows:

	Three Months Ended March 31,
	2013	2012
Balance, beginning of period	$3,464,347	$3,164,471
Provision for losses charged to continuing operations	947,792	173,756
Net charge-offs:
Charge-offs	(619,935)	(144,684)
Recoveries	11,117	17,001
Net charge-offs	(608,818)	(127,683)
Balance, end of period	$3,803,321	$3,210,544

Allowance for loan losses to loans held for investment and loans held for sale	2.25%	1.76%

The recorded investment for individually impaired loans increased to $5.5 million at March 31, 2013 from $4.6 million at December 31, 2012. This increase is attributable to one loan in the commercial real estate portfolio. At March 31, 2012, that figure was $2.3 million. At March 31, 2013, the ALLL had $591,200 in specific reserves on loans with a recorded investment of $2.5 million while at December 31, 2012, the ALLL had specific reserves of $500,000 on loans with a recorded investment of $2.4 million. Based upon extensive analyses of the credits, including collateral position, loss exposure, guaranties, or other considerations, no reserve for the remaining $3.0 million and $2.2 million in impaired credits at March 31, 2013 and December 31, 2012, respectively, was deemed necessary as it is Randolph Bank’s policy to charge-off the amount deemed to be impaired on individually evaluated loans.

Management considers the ALLL to be appropriate in light of the inherent risk in Randolph Bank’s loan portfolio as of the date of the financial statements. While management uses the best information available to make evaluations, future adjustments may be necessary based on changes in economic and other conditions. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review Randolph Bank’s ALLL. Such agencies may require the recognition of adjustments to the allowance based on their judgments of information available to them at the time of their examinations.

Capital Resources and Liquidity. Liquidity management refers to the ability to meet day-to-day cash flow requirements based primarily on activity in loan and deposit accounts of Randolph Bank’s customers. Deposit withdrawals, loan funding, and general corporate activity create a need for liquidity for Randolph Bank. Liquidity is derived from sources such as deposit growth; maturity, calls, or sales of investment securities; principal and interest payments on loans; access to borrowed funds or lines of credit; and profits.

Consistent with the general approach to liquidity, loans and other assets of Randolph Bank are based primarily on a core of local deposits and Randolph Bank’s capital position. To date, deposits and capital, supplemented by Federal Home Loan Bank advances and a modest amount of brokered deposits, have been adequate to fund loan demand in Randolph Bank’s market area, while maintaining the desired level of immediate liquidity and a substantial investment securities portfolio available for both immediate and secondary liquidity purposes. The investment securities portfolio consists primarily of securities of government agencies, mortgage-backed securities, and North Carolina municipal bonds, all of which, generally, are readily marketable. If additional funding sources are needed, Randolph Bank has access to federal funds lines at correspondent banks and the Federal Reserve Bank’s discount window.

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Management’s asset liability and risk management policy is to maximize net interest income while continuing to provide adequate liquidity to meet continuing loan demand and deposit withdrawal requirements and to service normal operating expenses. Utilizing a model that simulates net interest income and performs gap analysis, Randolph Bank is able to manage the risk/return relationships between liquidity, interest rate risk, market risk, and capital adequacy.

Under guidelines established by the Federal Deposit Insurance Corporation, capital adequacy is currently measured for regulatory purposes by certain risk-based capital ratios, supplemented by a leverage capital ratio. The risk-based capital ratios are determined by expressing allowable capital amounts, defined in terms of Tier 1 and Tier 2, as a percentage of risk-weighted assets, which are computed by measuring the relative credit risk of both the asset categories on the balance sheet and various off-balance sheet exposures. Tier 1 capital consists primarily of common shareholders' equity and qualifying perpetual preferred stock, net of goodwill and other disallowed intangible assets. Tier 2 capital includes allowable amounts of subordinated debt, mandatory convertible debt, preferred stock, and a limited amount of the ALLL. Total capital, for risk-based purposes, consists of the sum of Tier 1 and Tier 2 capital. Under current requirements, the minimum total capital ratio is 8.00% and the minimum Tier 1 capital ratio is 4.00%. At March 31, 2013, Randolph Bank’s ratio of total capital to risk-weighted assets of 13.49% exceeded the regulatory requirement of 10% for a “well-capitalized” bank, while Randolph Bank’s Tier 1 ratio (the ratio of Tier 1 capital to risk-weighted assets) of 12.12% exceeded the required Tier 1 ratio of at least 6% for a “well-capitalized” bank. Randolph Bank’s leverage ratio of 7.55% (the ratio of Tier 1 capital to total assets) also exceeded the “well-capitalized” threshold of 5.00%. Thus, based on existing capital ratios, Randolph Bank was “well-capitalized” within the meaning of the applicable regulations as of March 31, 2013.

The following table summarizes Randolph Bank’s risk-based capital ratios as of the dates indicated:

			Minimum
			Regulatory	Minimum
			Requirements to	Regulatory
	March 31,	December 31,	be Adequately	Requirements to be
	2013	2012	Capitalized	Well-Capitalized
Total Capital	13.49%	13.05%	8.00%	10.00%
Tier 1 Capital	12.12%	11.70%	4.00%	6.00%
Tier 1 Leverage Ratio	7.55%	7.41%	4.00%	5.00%

Comparison of Results of Operations for the Three Months Ended March 31, 2013 and 2012

Overview. Randolph Bank reported net income available to common shareholders of $232,000, or net income per common share of $0.22, for the quarter ended March 31, 2013, as compared with net income available to common shareholders of $177,200, or net income per common share of $0.17 for the quarter ended March 31, 2012. Dividends (net of premium amortization and discount accretion) payable to the holders of the Series A Preferred Stock and to the Treasury, as the sole holder of Randolph Bank’s outstanding CPP Preferred Stock, were not paid during the three month periods ended March 31, 2013 and 2012. The amounts recorded for the first quarter of 2013 and 2012 were $15,600 and $15,600, respectively, and for net accretion only as either Randolph Bank’s requests for permission to pay the dividends during the quarters on its three outstanding series of preferred stock were denied by the FDIC, which has authority to prohibit Randolph Bank from paying dividends, or not paid for other reasons.

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Interest Income. Interest income was $2.8 million for the three month period ending March 31, 2013, a decrease of $222,100 from the same period last year. This decrease resulted from a 48 basis point drop in the yield on earning assets from 4.89% for the 2012 period to 4.41% for the 2013 period, while the total volume of interest-earning assets increased by $9.6 million. Also noted was a decrease of $13.7 million in loan volume, which contributed significantly to the decrease in interest income. The yield on investments declined by 87 basis points. However, the average volume of investments increased by $36.0 million which contributed to the drop in yield on investments, as well as the overall yield, as new securities purchased carried lower yields.

Interest Expense. Interest expense for the 2013 first quarter decreased $175,800 compared to the same period last year. For the three months ended March 31, 2013, interest expense was $472,400 compared to $648,100 for the same three month period in 2012, a decrease of 27.1%. While the average balance of interest-bearing liabilities increased slightly, the rate paid on these liabilities decreased by 31 basis points, declining from 1.14% for the three months ended March 31, 2012 to 0.83% for the three months ended March 31, 2013. The major factor contributing to the decline in interest expense was the drop in time deposits that accompanied the lowering of rates on these deposits. The overall cost of time deposits was 20 basis points lower during the first quarter of 2013 than the comparative period in 2012. The average balances of savings and money market deposits increased by $18.8 million from the quarter ended March 31, 2012 to the quarter ended March 31, 2013. The average rate paid on savings and money market accounts declined to 0.39% during the first quarter of 2013 compared to 0.73% during the same period in 2012 as there was a decrease in interest rates on those deposit products.

Net Interest Income. Net interest income for the quarter ended March 31, 2013 and March 31, 2012 was $2.4 million, respectively. A slight decrease resulted primarily from a $9.6 million increase in the level of average earning assets offset by a decline in the yield on earning assets from 4.89% at March 31, 2012 to 4.41% at March 31, 2013. Average interest-bearing liabilities increased by $1.9 million while the cost of interest-bearing liabilities declined during the first quarter of 2013 by 31 basis points to 0.83% compared to 1.14% in the first quarter of 2012. The decline in the cost of interest-bearing liabilities was primarily a result of the deposit mix shift and declines in interest rates on several deposit products. At March 31, 2013, the net interest rate spread decreased by 16 basis points to 3.58% from 3.74% at March 31, 2012, while the net interest margin (taxable-equivalent net interest income divided by average earning assets) decreased to 3.69% for the quarter ended March 31, 2013 compared to 3.86% for the same period last year. This is largely because the yield on investments declined 87 basis points and the yield on loans declined 19 basis points.

The following table summarizes the average balance sheets and net interest income/margin analysis for the three months ended March 31, 2013 and 2012.

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	Three Months Ended March 31,
	2013			2012
	Average		Average	Average		Average
	Balance	Interest	Yld/Rate	Balance	Interest	Yld/Rate
Interest-earning assets:
Loans, net (1)(2)	$165,937,806	$2,391,384	5.84%	$179,662,826	$2,694,481	6.03%
Investment securities (2)	83,216,892	457,824	2.23%	47,197,790	363,338	3.10%
Federal fund sold	154,011	96	0.25%	1,182,802	748	0.25%
Interest bearing balances with banks	12,931,805	8,435	0.26%	24,181,334	15,500	0.26%
FHLB stock	699,111	4,128	2.39%	1,070,200	3,485	1.31%
Total interest-earning assets	262,939,625	2,861,867	4.41%	253,294,952	3,077,552	4.89%

Non-earning assets:
Loans held for sale	3,433,514			1,069,044
Other assets	31,339,877			35,342,715
Total assets	$297,713,016			$289,706,711

Interest-bearing liabilities:
Deposits
Interest-bearing demand	$54,664,481	$100,152	0.74%	$53,052,251	$123,264	0.93%
Savings and money markets	79,110,934	76,118	0.39%	60,320,351	109,987	0.73%
Time deposits over $100,000	34,962,847	106,671	1.24%	40,606,463	132,566	1.31%
Other time deposits	55,045,006	153,004	1.13%	65,981,890	230,381	1.40%
Total interest-bearing deposits	223,783,268	435,945	0.79%	219,960,955	596,198	1.09%
Federal funds purchased	151,889	351	0.94%	148,901	348	0.94%
Borrowings	6,100,000	36,064	2.40%	8,012,088	51,603	2.59%
Total interest-bearing liabilities	230,035,157	472,360	0.83%	228,121,944	648,149	1.14%

Noninterest-bearing liabilities and shareholders' equity:
Noninterest-bearing deposits	41,003,946			35,072,033
Other liabilities	362,599			932,726
Shareholders' equity	26,311,314			25,580,008
Total liabilities and shareholders' equity	$297,713,016			$289,706,711

Net interest income and interest rate spread		$2,389,507	3.58%		$2,429,403	3.74%

Net interest margin			3.69%			3.86%

Ratio of average interest-earning assets to average interest-bearing liabilities	114.30%			111.03%

(1) Average balances include nonaccruing loans.

(2) Yields are stated on a taxable-equivalent basis, assum ing a federal tax rate of 34% .

Provision for Loan Losses. The provision for loan losses is charged to operations in an amount sufficient to bring the ALLL to a level considered appropriate to absorb losses inherent in the portfolio. Management's determination of the adequacy of the allowance is based on the level of loan growth, an evaluation of the portfolio, current economic conditions, historical loan loss experience and other risk factors. Randolph Bank recorded provision for loan losses of $947,800 for the quarter ended March 31, 2013 compared to $173,800 for the quarter ended March 31, 2012. The increase in the provision for loan losses can be attributable to one large commercial loan charged off in March 2013. Randolph Bank had net charge-offs for the three month period ended March 31, 2013 of $608,800 compared to net charge-offs of $127,700 for the three month period ended March 31, 2012. Nonperforming loans, which consist of nonaccrual and restructured loans, were 3.39% of outstanding loans (including loans held for sale) at March 31, 2013, an increase from 2.75% of outstanding loans at December 31, 2012.

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Noninterest Income. Noninterest income totaled $1.9 million for the quarter ended March 31, 2013, an increase of $858,200, or 80.9%, from the same quarter last year. The primary reason for the improvement was gains on the sale of mortgages to third-party purchasers. This area generated increases in gains on the sale of mortgages to third-party purchasers and brokered fee income of $1.1 million in the first quarter of 2013 compared to $620,500 for the same period in 2012. Randolph Bank also reported $185,200 in realized net gains on securities sales in the quarter ended March 31, 2013 compared to no gains or losses in the same period a year ago; Randolph Bank sold its only asset-backed security in March 2013. Gain on the sale of bank premises was $82,900 for the three months ended March 31, 2013 compared to no gains for the three months ended March 31, 2012. During the first quarter of 2013, Randolph Bank sold a lot located in Liberty, NC that it had previously purchased in March 2003 for future branch expansion.

The following table shows the components of other noninterest income:

	March 31,
	2013	2012
Credit life commissions	$6,748	$10,865
Check order commissions	7,557	9,977
Other service charges	7,612	16,915
Safe deposit box income	12,535	13,795
Cash valuation - BOLI	67,901	5,625
Credit card servicing income	6,862	6,933
Brokered loan commissions	50,826	53,321
Other	14,003	6,625
Total other noninterest income	$174,044	$124,056

Noninterest Expense. Noninterest expense totaled $3.0 million for the quarter ended March 31, 2013, down $51,700, or 1.7%, over the amount reported for the first quarter of 2012. The decrease is attributable in part to a decrease of $461,300 in loan collection and OREO expenses due to more OREO write-downs in 2012 than in 2013 partially offset by an increase of $112,700 in outside consulting and services due to the outsourcing of data process operations which began in May 2012. Salaries and employee benefits increased $245,100, or 15.8%, relating to the level of activity in the mortgage operations area.

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The following table shows the components of other noninterest expense:

	March 31,
	2013	2012
Printing and supplies	$17,977	$26,513
Telephone	39,972	32,222
Postage and freight	21,361	21,594
Other loan origination expense	57,935	25,337
Directors' fees	18,000	18,000
Other insurance expense	40,411	25,236
Computer software expense	56,530	27,742
Other taxes and licenses	14,465	7,126
Other	55,260	45,780
Total other noninterest expense	$321,911	$229,550

Income Taxes. Randolph Bank recorded income tax expense of $128,900 for the quarter ended March 31, 2013 compared to income tax expense of $94,200 for the same period last year. Randolph Bank’s provision for income taxes, as a percentage of income before income taxes, was 34.2% for the three months ended March 31, 2013, compared 32.8% for the three months ended March 31, 2012. The income tax calculation in each period was favorably impacted by the level of Randolph Bank’s tax-exempt income.

Comparison of Financial Condition at December 31, 2012 and December 31, 2011

Summary. Total assets were $295.3 million at December 31, 2012, an increase of $7.1 million, or 2.5%, from year-end 2011. With limited demand for loans, gross loans held for investment declined by $14.0 million from $184.9 million at December 31, 2011 to $170.9 million at December 31, 2012 through normal pay-downs and maturities. In addition, net charge-offs of $1.4 million were recorded while properties valued at $50,200 were transferred to OREO and repossessed assets. Randolph Bank’s investment portfolio increased by $36.6 million, or 85.6%. New purchases of securities totaling $52.4 million were offset, in part, by sales, pay-downs, calls, and maturities of $16.3 million and by an OTTI adjustment of $66,800. At the same time, federal funds sold decreased by $900,000 from $1.0 million at December 31, 2011 to $110,000 at December 31, 2012, while cash and due from banks decreased by $18.1 million for a net decrease in liquid funds of $19.0 million. This decrease in liquid funds is largely attributable to Randolph Bank’s decision to purchase investment securities since there was limited loan demand.

Total deposits at December 31, 2012 were $262.9 million, compared to $254.0 million at December 31, 2011, an increase of 3.5%. Interest-bearing demand deposits decreased $948,600, or 1.7%, primarily due to the lowering of the interest rate on Randolph Bank’s high-interest checking account product in January, 2011. In addition, time deposits declined by $13.5 million, or 12.5%, while noninterest bearing demand deposits and savings deposits and money market deposits grew by $7.8 million, or 24.3%, and $15.6 million, or 27.0%, respectively. Other borrowings fell by $2.0 million in 2012 from $8.1 million to $6.1 million with the maturity of a $2.0 million fixed rate FHLB advance in March 2012.

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Investment Securities. The securities portfolio, all of which is classified as available-for-sale, is a component of Randolph Bank's asset-liability management strategy. The decision to purchase or sell securities is based upon liquidity needs, changes in interest rates, changes in prepayment risk, and other factors. Securities available-for-sale are accounted for at fair value, with unrealized gains and losses recorded net of tax as a component of other comprehensive income. At December 31, 2012, securities available-for-sale were $79.4 million, or 26.9%, of total assets, compared to $42.8 million at December 31, 2011. Given the lack of investment opportunities with attractive yields, Randolph Bank has been reluctant to invest available cash in securities in anticipation of more favorable market conditions. However, in 2012, $52.4 million in purchases were made, in part, to offset maturities and pay-downs in the investment securities portfolio. The net yield on the portfolio at December 31, 2012 was 2.58% year-to-date, down from 3.77% for the year ended December 31, 2011.

Randolph Bank evaluates all securities on a quarterly basis, and more frequently when economic conditions warrant additional evaluations, to determine if an OTTI exists. In evaluating the possible impairment of securities, consideration is given to the length of time and the extent to which the fair value has been less than book value, the financial conditions and near-term prospects of the issuer, and the ability and intent of Randolph Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer’s financial condition, Randolph Bank may consider whether the securities are issued by the federal government or its agencies or government sponsored agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition. If management determines that an investment experienced an OTTI, the loss is recognized in the income statement as a realized loss. Any recoveries related to the value of these securities are recorded as an unrealized gain (as other comprehensive income/(loss) in shareholders’ equity) and not recognized in income until the security is ultimately sold.

Randolph Bank owned six private label collateralized debt obligations with a collective book value (before charges for OTTI) as of December 31, 2012 of $4.1 million. With very limited marketability of these securities and downgraded credit ratings, the market value for these securities was $3.1 million as of December 31, 2012. Due to the concern over the continued market price deterioration related to these securities, in 2009, Randolph Bank began to conduct a more thorough review of each security on a quarterly basis. That review included an analysis of the security structure, review of collateral detail, and stress testing for the purpose of identifying potential OTTI adjustments for each security. The analysis is based on the Bloomberg Credit Model. Based upon these studies, management determined that each of the six securities exhibited impairment requiring OTTI charges due to credit losses. As of December 31, 2012, OTTI charges totaling $1.3 million had been recorded with $66,800 of the total being recorded in 2012. Management will continue to monitor these securities for future OTTI.

At December 31, 2012, the remaining securities with unrealized losses were impaired, in management’s belief, primarily due to differences in market interest rates rather than underlying credit quality issues. Management did not believe any of these securities were other than temporarily impaired as of such date. At December 31, 2012, Randolph Bank had both the intent and ability to hold these impaired securities for a period of time necessary to recover the unrealized losses; however, the bank may from time to time dispose of an impaired security in response to asset/liability management decisions, future market movements, business plan changes, or if the net proceeds could be reinvested at a rate of return that is expected to recover the loss within a reasonable period of time.

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Unrealized net gains on securities available-for-sale after the $893,800 adjustment for OTTI (net of actual losses recorded) were $1.5 million at December 31, 2012 compared to $352,600 at December 31, 2011.

Table 1 shows as of December 31, 2012, 2011 and 2010 the estimated fair value of the components of the portfolio.

Table 1

Investment Securities Portfolio Composition

	At December 31,
	2012	2011	2010
U.S. Treasury securities and obligations of U.S. government agencies	$46,371,802	$17,121,931	$8,024,976
Obligations of states and political subdivisions	902,112	899,142	1,261,288
Residential mortgage-backed securities
U.S. government-sponsored enterprises	17,505,988	16,865,571	16,036,624
Non-U.S. government-sponsored enterprises	3,053,998	3,443,699	4,903,846
Commercial mortgage-backed securities	7,873,614	730	534,760
Corporate debt securities	2,518,887	3,317,508	2,890,239
Asset-backed securities	203,889	401,427	467,026
Equity securities	964,302	723,322	718,782
Total securities available-for-sale	$79,394,592	$42,773,330	$34,837,541

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Table 2 summarizes the amortized costs, fair values and weighted average yields of securities available-for-sale at December 31, 2012 by contractual maturity.

Table 2

Maturities and Yields of Investment Securities

	Within	1 to 5	5 to 10	Over 10
	1 Year	Years	Years	Years	Total
Amortized Cost
U. S. Treasury securities and obligations of U.S. government agencies	$-	$-	$7,794,836	$38,083,494	$45,878,330
Obligations of states and political subdivisions	250,000	99,896	298,098	246,079	894,073
Residential mortgage-backed securities
U.S. government-sponsored enterprises	166,419	680,293	634,338	15,430,008	16,911,058
Non-U.S. government-sponsored enterprises	-	-	-	3,178,876	3,178,876
Commercial mortgage-backed securities	-	458	7,676,717	-	7,677,175
Corporate debt securities	-	1,998,646	-	500,000	2,498,646
Asset-backed securities	-	-	-	203,889	203,889
Equity securities	-	-	-	611,176	611,176
Total	$416,419	$2,779,293	$16,403,989	$58,253,522	$77,853,223

Fair Value
U. S. Treasury securities and obligations of U.S. government agencies	$-	$-	$7,847,220	$38,524,582	$46,371,802
Obligations of states and political subdivisions	250,632	102,300	308,220	240,960	902,112
Residential mortgage-backed securities
U.S. government-sponsored enterprises	168,649	695,306	692,199	15,949,834	17,505,988
Non-U.S. government-sponsored enterprises	-	-	-	3,053,998	3,053,998
Commercial mortgage-backed securities	-	482	7,873,132	-	7,873,614
Corporate debt securities	-	2,018,887	-	500,000	2,518,887
Asset-backed securities	-	-	-	203,889	203,889
Equity securities	-	-	-	964,302	964,302
Total	$419,281	$2,816,975	$16,720,771	$59,437,565	$79,394,592
Total average yield	4.56%	3.49%	2.02%	1.71%	1.86%

Loans Held for Sale. Randolph Bank has entered into contractual agreements with third parties pursuant to which Randolph Bank sells mortgages that it originates. The third-parties underwrite the mortgage loans and, generally, the applicable underwriter is obligated to purchase the loan once it is originated by Randolph Bank, subject to Randolph Bank’s compliance with the terms of the contractual agreement. As of December 31, 2012, the balance of mortgage loans closed but not yet sold was $7.5 million.

Loans Held for Investment. Randolph Bank's portfolio of loans held for investment at December 31, 2012 was $170.9 million as compared with $184.9 million as of December 31, 2011, a decrease of $14.0 million, or 7.6%. The reduction is a direct result of amortization, payoffs and continued tepid new loan demand in the primary markets and regions Randolph Bank serves. Until the local economy improves, true loan growth is expected to be challenging.

Randolph Bank's portfolio is comprised primarily of commercial and commercial real estate loans to small and medium-sized businesses. Randolph Bank also originates 1-4 family residential loans that may be sold in the secondary market or retained in Randolph Bank’s portfolio. The amounts and types of loans outstanding for the dates indicated are shown on Table 3.

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Table 3

Loan Portfolio Composition

	At December 31,
	2012		2011		2010		2009		2008
		% of Total		% of Total		% of Total		% of Total		% of Total
	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans
Loan type:
Commercial:
Commercial and industrial	$22,586,819	13.20%	$22,240,314	12.01%	$21,628,621	10.72%	$22,668,430	10.67%	$31,395,665	15.07%
Construction/land development	8,354,501	4.88%	4,491,767	2.42%	11,782,189	5.84%	11,701,556	5.51%	7,865,448	3.78%
Commercial real estate	96,644,184	56.46%	106,998,806	57.79%	112,525,202	55.78%	117,760,911	55.47%	105,165,534	50.49%
Consumer:
Mortgage	22,524,112	13.16%	28,754,400	15.53%	33,479,212	16.60%	37,765,162	17.78%	41,846,989	20.09%
Equity lines	15,704,508	9.18%	16,214,965	8.76%	14,928,031	7.40%	13,748,109	6.47%	12,675,411	6.09%
Consumer - other	5,338,794	3.12%	6,456,074	3.49%	7,389,919	3.66%	8,706,952	4.10%	9,321,921	4.48%
Total loans	171,152,918	100.00%	185,156,326	100.00%	201,733,174	100.00%	212,351,120	100.00%	208,270,968	100.00%
Less:
Allowance for loan losses	(3,464,347)		(3,164,471)		(3,047,149)		(2,759,358)		(2,734,119)
Unamortized net deferred loan fees	(244,436)		(252,898)		(310,687)		(256,933)		(268,831)
Net loans	$167,444,135		$181,738,957		$198,375,338		$209,334,829		$205,268,018

Table 4 presents, at December 31, 2012, (i) the aggregate maturities or repricings of loans in Randolph Bank's loan portfolio and (ii) the aggregate amounts of such loans by fixed and variable rates. The table is based on contractual scheduled maturities. Early repayment of loans or renewals at maturity is not considered in this table.

Table 4

Loan Maturities

	At December 31, 2012
		Due After
	Due Within	One Year But	Due After
	1 Year	Within 5 Years	5 Years	Total
Commercial:
Commercial and industrial	$13,671,226	$6,628,156	$2,277,905	$22,577,287
Construction/land development	3,012,584	5,043,945	241,023	8,297,552
Commercial real estate	12,325,346	55,998,385	28,183,415	96,507,146
Consumer:
Mortgage	36,362	2,911,935	19,481,560	22,429,857
Equity lines	42,011	1,584,317	14,155,260	15,781,588
Consumer - other	509,690	1,350,788	3,454,574	5,315,052
Total	$29,597,219	$73,517,526	$67,793,737	$170,908,482

Sensitivity to rate changes:
Fixed interest rates				$148,950,438
Variable interest rates				21,958,044
Total				$170,908,482

Asset Quality. Management considers the asset quality of Randolph Bank to be of primary importance. A formal loan review function, independent of loan origination, is used to identify and monitor problem loans. As part of the loan review function, a third-party assessment group is engaged annually to review Randolph Bank’s underwriting documentation and risk grading analysis. Their review is considered broad based and comprehensive and covered 49.5% of total loans outstanding at the beginning of 2012.

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Nonperforming Assets. Nonperforming assets are comprised of nonaccrual loans, accruing loans past due 90 days or more, repossessed assets and OREO. Loans are placed in nonaccrual status when, in management’s opinion, the collection of all or a portion of interest becomes doubtful. It is the general policy of Randolph Bank to discontinue the accrual of interest on loans 90 days past due on principal and interest. Loans are returned to accrual status when the factors indicating doubtful collectability cease to exist and the loan has performed in accordance with its terms for a demonstrated period of time. OREO represents real estate acquired through foreclosure or deed in lieu of foreclosure and is generally carried at fair value, less estimated costs to sell.

Nonperforming loans (nonaccrual loans, troubled debt restructurings, and accruing loans past due 90 days or more) at December 31, 2012 were $4.9 million, or 2.75%, of total loans, compared to $2.4 million, or 1.30%, of total loans at December 31, 2011. Of that amount, as of December 31, 2012, two relationships accounted for $4.0 million.

OREO was $6.2 million at December 31, 2012 compared to $9.4 million at December 31, 2011. Three relationships accounted for $4.7 million of the 2012 balance. In addition, at December 31, 2012, Randolph Bank held $58,500 in repossessed assets consisting only of a modular house. At December 31, 2011, repossessed assets were $794,200 consisting of eight commercial buses and a modular house. During the year ended December 31, 2012, $182,800 in net losses on the sale of OREO was recorded. Randolph Bank also recorded valuation charges of $1.4 million on multiple properties held as OREO.

Table 5 summarizes Randolph Bank's nonperforming assets and loans 90 days or more past due and still accruing as of the dates indicated.

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Table 5

Nonperforming Assets

	At December 31,
	2012	2011	2010	2009	2008

Nonaccrual loans	$4,785,612	$1,691,001	$7,760,385	$1,187,295	$1,287,185
Restructured loans	112,991	727,445	3,207,407	391,771	1,060,915
Total nonperforming loans	4,898,603	2,418,446	10,967,792	1,579,066	2,348,100
Repossessed assets	58,500	794,234	96,500	109,500	-
Other real estate owned	6,224,039	9,449,996	1,989,170	1,921,374	1,546,674
Total nonperforming assets	$11,181,142	$12,662,676	$13,053,462	$3,609,940	$3,894,774

Net loan charge-offs	$1,371,957	$2,885,908	$1,816,841	$2,762,735	$1,457,851
Accruing loans past due 90 days or more	-	-	-	814	-
Allowance for loan losses	3,464,347	3,164,471	3,047,149	2,759,358	2,734,119
Nonperforming loans to total loans (1)	2.75%	1.30%	5.45%	0.74%	1.12%
Allowance for loan losses to total loans (1)	1.94%	1.70%	1.51%	1.30%	1.30%
Nonperforming assets to total loans (1), other real estate owned and repossessed assets	6.05%	6.43%	6.41%	1.69%	1.84%

Nonperforming assets to total assets	3.79%	4.39%	4.48%	1.24%	1.44%
Allowance for loan losses to nonperforming loans	70.72%	130.85%	27.78%	174.75%	116.44%
Net loan charge-offs to average loans (2)	0.75%	1.46%	0.86%	1.31%	0.70%

(1) includes loans held for sale

(2) year-to-date figures are annualized

The following table summarizes activity in OREO for the years ended December 31, 2012 and 2011.

Table 6

Other Real Estate Owned

	At December 31,
	2012	2011
Beginning balance	$10,275,614	$2,514,170
OREO transferred from loans	50,239	8,633,245
Additional cost capitalized	336,861	212,615
Sales proceeds	(2,076,314)	(1,143,182)
(Loss)/gain on sales	(182,759)	58,766
Valuation allowance related to properties sold	(334,883)	-
Ending balance	$8,068,758	$10,275,614

Valuation allowance:
Beginning balance	$(825,618)	$(525,000)
Write-downs	(1,353,984)	(300,618)
Valuation allowance related to properties sold	334,883	-
Total valuation allowance	(1,844,719)	(825,618)
Ending balance, net	$6,224,039	$9,449,996

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Allowance for Loan Losses. Randolph Bank’s ALLL is established through charges to earnings in the form of a provision for loan losses. Randolph Bank increases its ALLL by provisions charged to operations and by recoveries of amounts previously charged off and Randolph Bank reduces its allowance by loans charged off. In evaluating the adequacy of the allowance, Randolph Bank considers the growth, composition and industry diversification of the portfolio, historical loan loss experience, current delinquency levels, trends in past dues and classified assets, adverse situations that may affect a borrower’s ability to repay, estimated value of any underlying collateral, prevailing economic conditions and other relevant factors derived from the bank’s history of operations. Randolph Bank’s format for the calculation of ALLL begins with the evaluation of loans as prescribed by accounting guidance. For the purpose of evaluating loans for impairment, loans are considered impaired when it is considered probable that all amounts due under the contractual terms of the loan will not be collected when due (minor shortfalls in amount or timing excepted). Randolph Bank has established policies and procedures for identifying loans that should be considered for impairment. Loans are reviewed through multiple means such as delinquency management, credit risk reviews, watch and criticized loan monitoring meetings and general account management. Loans that are outside of Randolph Bank’s established criteria for evaluation may be considered for impairment testing when management deems the risk sufficient to warrant this approach. For loans determined to be impaired, the specific allowance is based on the most appropriate of the three measurement methods: present value of expected future cash flows, fair value of collateral, or the observable market price of a loan method. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. Once a loan is considered impaired, it is not included in the determination of the general component of the allowance, even if no specific allowance is considered necessary. See Notes 3 and 5 to the consolidated financial statements included with this proxy statement/prospectus for further discussion.

Randolph Bank also utilizes various other factors to further evaluate the portfolio for risk to determine the appropriate level of allowance to provide for probable losses in the loan portfolio. The other factors utilized include the rate of loan growth, credit grade migration, policy exceptions, account officer experience, interest rate trends and various economic factors. These factors are examined for trends and the risk that they represent to Randolph Bank’s loan portfolio. Each of these other factors is assigned a level of risk and this risk factor is applied to only the general pool of loans to calculate the appropriate allowance.

Randolph Bank uses a risk grading program to facilitate the bank’s evaluation of probable inherent loan losses and the adequacy of the ALLL. Randolph Bank strives to maintain its loan portfolio in accordance with conservative loan underwriting policies that result in loans specifically tailored to the needs of the bank’s market area. Every effort is made to identify and minimize the credit risks associated with such lending strategies. Randolph Bank has no foreign loans and the bank does not engage in lease financing or highly leveraged transactions. See Note 3 to the consolidated financial statements included herewith for further discussion of the risk grading program.

At December 31, 2012, the ALLL was $3.5 million, or 1.94%, of gross loans and loans held for sale, up from $3.2 million, or 1.70% at December 31, 2011.

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Management considers the ALLL to be appropriate in light of the inherent risk in Randolph Bank’s loan portfolio as of the date of the financial statements. While management uses the best information available to make evaluations, future adjustments may be necessary based on changes in economic and other conditions. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review Randolph Bank’s ALLL. Such agencies may require the recognition of adjustments to the allowance based on their judgments of information available to them at the time of their examinations.

Table 7 shows the allocation of the ALLL applicable to major loan categories and the percentage of the loans in each category to total loans for the past five years. The table is presented using internal classifications which focus on the lines of business that generate the loans and differs from regulatory classifications, which focus on the underlying loan collateral. This allocation of ALLL is calculated on an approximate basis and is not necessarily indicative of future losses or allocations. The entire amount of the allowance is available to absorb losses occurring in any category of loans and leases.

Table 7

Allocation of the Allowance for Loan Losses

	At December 31,
	2012		2011		2010		2009		2008
		% of Total		% of Total		% of Total		% of Total		% of Total
	Amount	Allowance	Amount	Allowance	Amount	Allowance	Amount	Allowance	Amount	Allowance
Commercial and industrial	$517,162	14.93%	$255,151	8.06%	$720,000	23.63%	$925,251	33.53%	$1,522,881	55.71%
Construction/land development	67,134	1.94%	39,105	1.24%	77,000	2.53%	80,000	2.90%	55,000	2.01%
Commercial real estate	2,218,711	64.04%	2,584,564	81.67%	719,000	23.60%	787,000	28.52%	710,000	25.97%
Mortgage	145,084	4.19%	94,038	2.97%	133,000	4.36%	150,000	5.44%	167,000	6.11%
Equity lines	133,246	3.85%	112,593	3.56%	112,000	3.68%	118,476	4.29%	95,000	3.47%
Consumer - other	76,497	2.21%	79,020	2.50%	67,000	2.20%	81,490	2.95%	99,355	3.63%
Unallocated	306,513	8.84%	-	-%	1,219,149	40.00%	617,141	22.37%	84,883	3.10%
Total	$3,464,347	100.00%	$3,164,471	100.00%	$3,047,149	100.00%	$2,759,358	100.00%	$2,734,119	100.00%

As seen in Table 8, net charge-offs for the year were $1.4 million, or 0.75%, of average loans, compared to $2.9 million, or 1.46% of average loans, in 2011. The recorded investment in impaired loans was $4.6 million at December 31, 2012 compared to $2.4 million at December 31, 2011. Randolph Bank has specific allowance amounts related to those loans of $500,000 and $238,600, respectively.

Table 8 sets forth, for the periods indicated, information regarding changes in Randolph Bank's ALLL and is presented on the same basis as the table above.

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Table 8

Analysis of the Allowance for Loan Losses

	At December 31,
	2012	2011	2010	2009	2008
Loans outstanding at the end of the year*	$178,396,875	$186,541,122	$204,422,486	$212,094,188	$209,795,554
Average gross loans outstanding during the year*	182,158,842	197,281,323	210,988,706	211,392,123	207,159,303

Allowance for loan losses at beginning of year	3,164,471	3,047,149	2,759,358	2,734,119	2,953,815
Transfer to/from loans held for sale	-	-	-	2,059	(79,500)
Provision for loan losses	1,671,833	3,003,230	2,104,632	2,785,915	1,317,655
Loans charged off
Commercial and industrial	936,974	85,969	167,632	2,496,395	990,234
Construction/land development	-	51,045	98,445	-	9,027
Commercial real estate	123,703	2,834,006	1,305,598	152,861	236,600
Mortgage	30,025	14,605	80,641	19,303	80,368
Equity lines	99,608	31,345	156,278	-	-
Consumer - other	225,352	11,480	144,896	163,914	195,157
Total charge-offs	1,415,662	3,028,450	1,953,490	2,832,473	1,511,386
Recoveries of loans previously charged off
Commercial and industrial	10,656	110,048	29,336	13,013	15,710
Construction/land development	-	14,383	-	-	-
Commercial real estate	8,219	-	-	-	-
Mortgage	247	4,905	26,701	-	-
Equity lines	-	-	35,025	-	-
Consumer - other	24,583	13,206	45,587	56,725	37,825
Total recoveries	43,705	142,542	136,649	69,738	53,535
Net charge-offs	1,371,957	2,885,908	1,816,841	2,762,735	1,457,851
Allowance for loan losses at end of year	$3,464,347	$3,164,471	$3,047,149	$2,759,358	$2,734,119

Net charge-offs as a percentage of average loans	0.75%	1.46%	0.86%	1.31%	0.70%

* includes loans held for sale

Deposits. Deposits are used as the primary source of funding loans for Randolph Bank. Randolph Bank offers individuals and businesses a wide variety of deposit accounts. These accounts include checking, savings, money markets and certificates of deposits (time deposits) and are obtained primarily from communities we serve.

Deposits totaled $262.9 million at December 31, 2012, an increase of $8.9 million, or 3.5%, from the December 31, 2011 level. Interest-bearing demand deposits decreased $948,600, or 1.7%, primarily due to a move to noninterest-bearing demand deposits as a result of the elimination of interest paid on certain demand deposits in 2012. Noninterest-bearing demand deposits grew by $7.8 million, or 24.3%, due to the shift from interest-bearing demand deposits for reasons previously discussed. In the same period, savings and money market deposits grew by $15.6 million, or 27.0%, while time deposits dropped by $13.5 million, or 12.5%. This realignment of the deposit mix took place in part due to competitive pressures in the marketplace and in part due to a major overhaul of Randolph Bank’s deposit products and fee structure in early 2012. In addition, as core deposits increased, Randolph Bank reduced the amount of nonreciprocal brokered deposits from $3.4 million at December 31, 2011 to $2.4 million at December 31, 2012. Reciprocal deposits are deposits that are received through a network on a reciprocal basis to offset deposits Randolph Bank has placed with other insured institutions through the network. By regulatory definition, these deposits are treated as brokered deposits, even though the deposits placed by Randolph Bank belong to its customers. As a percent of total deposits, nonreciprocal and reciprocal brokered deposits represented only 1.47% of the total at December 31, 2012 which is well below Randolph Bank’s guideline of 25% for managing the bank’s liquidity position.

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Table 9 sets forth for the periods indicated the average balances outstanding and average interest rates for each major category of deposits.

Table 9

Average Deposits

	For the Year Ended December 31,
	2012		2011		2010
	Average	Average	Average	Average	Average	Average
	Amount	Rate	Amount	Rate	Amount	Rate
Interest-bearing demand deposits	$53,581,123	0.93%	$55,504,429	0.90%	$48,339,400	1.34%
Savings and money market	69,499,572	0.65%	49,481,652	0.73%	41,879,484	0.67%
Time deposits over $100,000	38,872,567	1.46%	42,297,454	1.69%	47,604,466	2.25%
Other time deposits	61,714,301	1.22%	71,576,199	1.49%	83,070,255	2.04%
Total interest-bearing deposits	223,667,563	1.02%	218,859,734	1.21%	220,893,605	1.67%
Noninterest-bearing deposits	39,677,921	-	29,431,964	-	22,742,319	-
Total deposits	$263,345,484	0.86%	$248,291,698	1.06%	$243,635,924	1.52%

Table 10 sets forth at the dates indicated the amounts and maturities of certificates of deposit with balances of $100,000 or more at December 31, 2012.

Table 10

Maturities of Time Deposits of $100,000 or More

As of December 31, 2012
		Over 3	Over 6
	3 Months	Months to	Months to	Over 12
	or Less	6 Months	12 Months	Months	Total
Time deposits of $100,000 or more	$3,836,761	$2,626,644	$7,080,464	$26,396,496	$39,940,365

Borrowings. Total borrowings, which consisted entirely of advances from FHLB, were $6.1 million at December 31, 2012, down from $8.1 million at December 31, 2011. The average cost of funding increased from 2.14% to 2.46% as 2011 had lower interest rate advances mature than the interest rate on the 2012 matured advance. As core funding increased in 2012, management elected not to take additional advances to replace the one that matured, thus helping to reduce Randolph Bank’s overall cost of funding.

Shareholders’ Equity. Shareholders’ equity totaled $25.4 million at December 31, 2012, an increase of $444,700, or 1.8%, from year-end 2011. Randolph Bank’s book value per common share at December 31, 2012 was $16.00 compared to $15.63 at December 31, 2011. Randolph Bank’s leverage ratio (Tier 1 Capital/Assets) was 7.41% at December 31, 2012 compared to 7.95% at December 31, 2011. All capital ratios were in excess of the minimum required to be deemed a well-capitalized bank by regulatory measures as of December 31, 2012.

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Liquidity. Liquidity management refers to the ability to meet day-to-day cash flow requirements based primarily on activity in loan and deposit accounts of Randolph Bank’s customers. Deposit withdrawals, loan funding, and general corporate activity create a need for liquidity for Randolph Bank. Liquidity is derived from sources such as deposit growth; maturity, calls, or sales of investment securities; principal and interest payments on loans; access to borrowed funds or lines of credit; and profits.

Consistent with the general approach to liquidity, loans and other assets of Randolph Bank are based primarily on a core of local deposits and the bank’s capital position. To date, deposits and capital, supplemented by FHLB advances and a modest amount of brokered deposits, have been adequate to fund loan demand in Randolph Bank’s market area, while maintaining the desired level of immediate liquidity and a substantial investment securities portfolio available for both immediate and secondary liquidity purposes. The investment portfolio consists primarily of securities of government agencies, MBS, and North Carolina municipal bonds, all of which are readily marketable. If additional funding sources are needed, Randolph Bank has access to federal funds lines at correspondent banks and the Federal Reserve Bank’s discount window.

Management’s asset liability and risk management policy is to maximize net interest income while continuing to provide adequate liquidity to meet continuing loan demand and deposit withdrawal requirements and to service normal operating expenses. Utilizing a model that simulates net interest income and performs gap analysis, Randolph Bank is able to manage the risk/return relationships between liquidity, interest rate risk, market risk, and capital adequacy.

Contractual Obligations and Commitments. In the normal course of business there are various outstanding contractual obligations of Randolph Bank that will require future cash outflows. In addition, there are commitments and contingent liabilities, such as commitments to extend credit that may or may not require future cash outflows. Table 11 reflects contractual obligations of Randolph Bank outstanding as of December 31, 2012.

Table 11

Contractual Obligations

	Payments Due by Period
	On Demand
	or Within			After
	1 Year	2-3 Years	4-5 Years	5 Years	Total
FHLB advances	$-	$6,100,000	$-	$-	$6,100,000
Operating leases	135,300	111,800	-	-	247,100
Deposits	207,798,067	38,511,154	16,618,619	-	262,927,840
Total contractual cash obligations	$207,933,367	$44,722,954	$16,618,619	$-	$269,274,940

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In the normal course of business, Randolph Bank enters into purchase agreements for goods or services. The dollar amount of such purchase obligations at December 31, 2012 is not material and has not been included in the above table.

Table 12 reflects other commitments of Randolph Bank outstanding as of December 31, 2012.

Table 12

Commitments

	Amount of Commitment Expiration Per Period
	Less Than			5 Years
	1 Year	1-3 Years	4-5 Years	or More	Total
Undisbursed home equity lines of credit	$101,993	$796,882	$1,298,584	$9,196,414	$11,393,873
Line of credit and loan commitments	11,186,814	1,988,709	1,875,636	3,023,787	18,074,946
Letters of credit	2,253,262	29,250	-	-	2,282,512
Total commitments	$13,542,069	$2,814,841	$3,174,220	$12,220,201	$31,751,331

Asset/Liability and Interest Rate Risk Management. The objective of asset/liability management is to manage assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk and profitability goals. The primary purpose of Randolph Bank's asset liability management and risk management strategy is to establish a prudent and comprehensive program to identify, manage, monitor and control various asset/liability risk areas including interest rate risk and liquidity risks.

Management uses an earnings simulation model to assess the amount of earnings at risk due to changes in interest rates. This model is updated based on a range of interest rate shock scenarios. Under Randolph Bank's policy the limit for interest rate risk is 25% of net interest income over a twelve-month period when considering a 400 basis point immediate interest rate shock. Assuming a 400 basis point immediate increase in interest rates over a twelve-month period, Randolph Bank's sensitivity to interest rate risk would positively impact net interest income by 32.91%. Assuming a 100 basis point decrease in interest rates over a twelve-month period, Randolph Bank's sensitivity to interest rate risk would impact net interest income by a negative 9.34% as deposit rates are already so low that they can’t be reduced much more while fixed rate loans would be susceptible to refinancing at a lower rate. In addition, many of Randolph Bank’s loans have been converted to variable rate loans with floors so that the negative impact of rate decreases would be controlled.

The analysis of an institution’s interest rate gap (the difference between the repricing of interest-earning assets and interest-bearing liabilities during a given period of time) is another standard tool for the measurement of the exposure to interest rate risk. Randolph Bank believes that because interest rate gap analysis does not address all factors that can affect earnings performance, it should be used in conjunction with other methods of evaluating interest rate risk.

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Table 13 sets forth the “repricable” amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2012 which are projected to reprice or mature in each of the future time periods shown. The repricings are a combination of principal repayment due to maturity, amortization, prepayment, or call. For example, loans with adjustable rates are shown as being due at the end of the next upcoming adjustment period. Non-maturity deposits such as money market deposit accounts and interest-bearing demand deposit accounts or other transaction accounts are allocated to future periods based upon assumptions about the maturity distribution of the deposit accounts as well as assumptions about the movement of interest rates. In making the gap computations, assumptions regarding prepayment rates and deposit decay rates have been used where appropriate. The interest rate sensitivity of Randolph Bank’s assets and liabilities illustrated in Table 13 would vary substantially if different assumptions were used or if actual experience differs from that indicated by such assumptions.

Table 13

Gap Analysis

	As of December 31, 2012
	3 Months	Over 3 Months	Total Within	Over 12
	or Less	to 12 Months	12 Months	Months	Total
Interest-earning assets
Loans (1)	$60,767,245	$36,382,365	$97,149,610	$68,973,260	$166,122,870
Securities, available-for-sale (2)	49,000,232	6,180,170	55,180,402	22,672,828	77,853,230
Other earning assets	5,688,024	-	5,688,024	707,800	6,395,824
Total interest-earning assets	$115,455,501	$42,562,535	$158,018,036	$92,353,888	$250,371,924

Percent of total interest-earning assets	46.11%	17.00%	63.11%	36.89%	100.00%
Cumulative percent of total interest-earning assets	46.11%	63.11%	63.11%	100.00%	100.00%

Interest-bearing liabilities
Fixed maturity deposits	$10,284,171	$30,075,672	$40,359,843	$54,606,935	$94,966,778
All other deposits	23,774,803	16,507,314	40,282,117	88,174,224	128,456,341
Borrowings	-	-	-	6,100,000	6,100,000
Total interest-bearing liabilities	$34,058,974	$46,582,986	$80,641,960	$148,881,159	$229,523,119

Percent of total interest-bearing liabilities	14.84%	20.30%	35.13%	64.87%	100.00%
Cumulative percent of total interest-bearing liabilities	14.84%	35.13%	35.13%	100.00%	100.00%

Interest sensitivity gap	$81,396,527	$(4,020,451)	$77,376,076	$(56,527,271)	$20,848,805
Cumulative interest sensitivity gap	81,396,527	77,376,076	154,752,152	20,848,805	20,848,805
Cumulative interest sensitivity gap as a percent of total interest-earning assets	32.51%	30.90%	30.90%	8.33%	8.33%
Cumulative ratio of interest-sensitive assets to interest-sensitive liabilities	338.99%	195.95%	195.95%	109.08%	109.08%

(1) Does not include nonaccrual loans

(2) At cost

The table illustrates that if assets and liabilities reprice in the time intervals indicated in the table, Randolph Bank is asset sensitive in the first 3 months of 2012 and liability sensitive over the next three quarters. Thereafter, Randolph Bank is liability sensitive as of December 31, 2012. However, cumulatively, Randolph Bank is asset sensitive. This position, which allows Randolph Bank to benefit in a rate environment that is projected to rise in the next twelve months, has been achieved by allowing long term borrowings to mature off and by shifting time deposits into non-maturing deposits as well as increasing core transaction funding.

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Capital Resources. The maintenance of appropriate levels of capital is a management priority and is monitored on a regular basis. In this regard, management’s overriding policy is to maintain capital at levels that will result in Randolph Bank being classified as “well-capitalized” for regulatory purposes and to maintain sufficient capital relative to the bank’s level of risk. Under guidelines established by the federal banking regulators, capital adequacy is currently measured for regulatory purposes by certain risk-based capital ratios, supplemented by a leverage capital ratio. The risk-based capital ratios are determined by expressing allowable capital amounts, defined in terms of Tier 1 and Tier 2, as a percentage of risk-weighted assets, which are computed by measuring the relative credit risk of both the asset categories on the balance sheet and various off-balance sheet exposures. Tier 1 capital consists primarily of common shareholders' equity and qualifying perpetual preferred stock and qualifying trust preferred securities, net of goodwill and other disallowed intangible assets. Tier 2 capital, which is limited to the total of Tier 1 capital, includes allowable amounts of subordinated debt, mandatory convertible debt, preferred stock and the ALLL. Total capital, for risk-based purposes, consists of the sum of Tier 1 and Tier 2 capital. Under current requirements, the minimum total capital ratio is 8.00% and the minimum Tier 1 capital ratio is 4.00%.

Randolph Bank regularly monitors the capital adequacy ratios to assure that the bank meets its regulatory capital requirements. The following table sets forth regulatory capital ratios for Randolph Bank as of the dates indicated.

				Minimum	To be Well
				Requirements	Capitalized Under
				for Capital	for Capital
	For the Year Ended December 31,			Adequacy	Adequacy
	2012	2011	2010	Purposes	Purposes
Total Capital (to Risk-Weighted Assets)	13.05%	12.86%	12.67%	8.00%	10.00%
Tier 1 Capital (to Risk-Weighted Assets)	11.70%	11.58%	11.39%	4.00%	6.00%
Tier 1 Capital (to Average Assets)	7.41%	7.95%	8.35%	4.00%	5.00%

Bank regulatory agencies set five capital levels for banks, ranging from well-capitalized to critically under-capitalized. Regulatory action is mandatory if capital levels fall and the institution becomes “under-capitalized” within the meaning of the regulations. Based on its existing capital ratios, Randolph Bank was “well-capitalized” within the meaning of the applicable regulations as of December 31, 2012.

As discussed under “Supervision and Regulation,” the federal banking regulatory agencies have issued proposed rules to implement Basel III that would materially alter the capital framework under which Randolph Bank is evaluated. Management continues to monitor the potential impact of the proposed regulations, but the effect on Randolph Bank will be unknown until the rules are finalized and a timeline for implementation is put in place by the regulatory agencies.

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Off-Balance Sheet Arrangements. Information about Randolph Bank’s off-balance sheet risk exposure is presented in Note 17 to the accompanying consolidated financial statements for Randolph Bank for the year ended December 31, 2012. As part of its ongoing business, Randolph Bank does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as special purpose entities (“SPEs”), which generally are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of December 31, 2012, Randolph Bank was not involved in any unconsolidated SPE transactions.

Comparison of Results of Operations for the Years Ended December 31, 2012 and 2011

Overview. Randolph Bank reported a net loss available to common shareholders of $348,000, or diluted net loss per common share of $0.33 for the year ended December 31, 2012, as compared with a net loss of $1.2 million or $1.16 per diluted share for the year ended December 31, 2011. Net loss before the payment of dividends to preferred shareholders was $146,400 for the year ended December 31, 2012, compared to an approximate $870,500 net loss the prior year, which represents an 83.2% decrease in net loss before payment of preferred dividends. The net tax benefit recorded for 2012 was $148,500, while the net loss before tax for 2012 was $295,000 compared to a net loss before tax in 2011 of $1.0 million. The improvement can be attributed to the sale of mortgage loans which generated $1.6 million in gains compared to $1.2 million in gains for the last seven months of 2011. In addition, charges for other-than-temporary impairment (“OTTI”) related to Randolph Bank’s investment portfolio were $47,200 less in 2012 compared to the prior year. The provision for loan losses decreased in 2012 by $1.3 million. This was partially offset by an increase of $418,800 in salaries and employee benefits largely related to the increase in mortgage activity. Net interest income decreased by $71,400, or 0.7%, over the prior year, while noninterest income increased by $960,700, or 25.8%, during that same period. Noninterest expense increased by 13.1%, or $1.5 million, during that same period.

Year-to-date annualized return on average assets based on a net loss available to common shareholders was (0.12)% compared to (0.42)% for the year ended December 31, 2011. Year-to-date annualized return on equity on the same basis was (1.35)% compared to (4.55)% for the year ended December 31, 2011.

Net Interest Income. An analysis of Randolph Bank's net interest income and average balance sheet is presented in Table 1 below. The changes in net interest income from year to year are analyzed in Table 2 below.

Randolph Bank’s primary source of earnings is net interest income, which is the difference between the interest income the bank earns on interest-earning assets, such as loans and securities, and the interest expense the bank pays on interest-bearing sources of funds, such as deposits and borrowings. Changes in net interest income result from changes in volume, spread and margin. Volume refers to the average dollar level of interest-earning assets and interest-bearing liabilities. Spread is the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities. Margin is tax equivalent net interest income divided by average earning assets and is influenced by the level and mix of interest-earning assets and interest-bearing liabilities.

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For the year ended December 31, 2012, net interest income before provision for loan losses decreased by $71,400 over the prior year to end the year at $9.7 million. Overall, interest income dropped by $499,000 from the prior year, with interest expense dropping by $427,600, or 14.9%. The decrease in interest income before provision of loan losses is the result of downward changes in both volume and rates, while the decrease in interest expense is primarily due to rate reductions on deposit products. The tax equivalent net interest margin (tax equivalent net interest income/average earning assets) decreased 16 basis points to 3.72% compared to a 2011 ratio of 3.88%. The decrease in the net margin was attributable to the fact that the yield on interest-earning assets declined by 36 basis points, while the overall cost of funding dropped 19 basis points. Specifically, the yield on investments dropped by 119 basis points as maturing and called securities were replaced with lower yielding investments. At the same time, loans, which have a higher yield, as a percent of interest-earning assets decreased while the related yield increased by 14 basis points. The decline in the cost of funding is directly attributable to the decrease in deposit rates initiated in 2012. In addition, there was a reduction in the average cost of time deposits as maturing and new deposits were priced at lower rates, combined with a shift out of time deposits into savings and money market accounts.

Total interest income for the year ending December 31, 2012 was $12.1 million, a 4.0% decrease from 2011. In particular, the average volume of loans fell by $15.5 million, thereby contributing significantly to the overall reduction in interest income. Also contributing to the decrease as a decrease in average yield on investments by 119 basis points. However, the yield on investments is lower than the yield on loans.

Total interest expense for the year ended December 31, 2012 was $2.4 million, a decrease of $427,600, or 14.9% from the year ended December 31, 2011. As stated above, the decrease is the result of both volume and rate changes. The amount of average interest-bearing liabilities increased by $984,100, while the cost of funds decreased 19 basis points from 1.25% for the year ended December 31, 2011 to 1.06% for the year ended December 31, 2012. The decrease in cost of funds was primarily attributable to a change in funding mix as customers shifted funds from high yielding deposits such as time deposits to lower yielding savings and money market deposits. Average balances on time deposits decreased $13.3 million, while average balances on savings and money market deposits increased $20.0 million comparing December 31, 2012 to December 31, 2011, respectively. Interest-bearing demand deposits decreased by $1.9 million at December 31, 2012 when compared to December 31, 2011. However, the average cost of funds for interest-bearing demand deposits rose slightly from 0.90% for 2011 to 0.93% for 2012, which reflects customers holding larger balances in higher paying tiered deposit products. The average balance on borrowings declined by $3.8 million, however, the average cost of borrowings increased from 2.14% for 2011 to 2.46% for 2012 as 2011 had lower interest rate advances mature compared to the interest rate on the 2012 matured advance.

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Table 1

Average Balance Sheet and Net Interest Income Analysis

	Year Ended December 31,
	2012			2011			2010
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Yld/Rate	Balance	Interest	Yld/Rate	Balance	Interest	Yld/Rate
Interest-earning assets:
Loans, net (1) (2)	$176,336,345	$10,480,637	5.94%	$191,801,337	$11,125,332	5.80%	$208,121,528	$12,371,558	5.94%
Investment securities (2)	61,975,455	1,595,900	2.58%	39,032,610	1,470,401	3.77%	36,646,145	1,672,946	4.57%
Federal fund sold	470,848	1,221	0.26%	16,497,711	35,799	0.22%	13,472,229	31,944	0.24%
Interest bearing balances with banks	21,633,889	57,359	0.27%	3,986,230	13,979	0.35%	2,104,322	48,854	2.32%
FHLB stock	856,291	15,361	1.79%	1,295,260	10,966	0.85%	1,581,198	5,495	0.35%
Total interest-earning assets	261,272,828	12,150,478	4.65%	252,613,148	12,656,477	5.01%	261,925,422	14,130,797	5.39%

Non-earning assets:
Loans held for sale	2,323,149			2,400,052			-
Other assets	33,005,721			31,813,965			30,373,203
Total assets	$296,601,698			$286,827,165			$292,298,625

Interest-bearing liabilities:
Deposits
Interest-bearing demand	$53,581,123	$500,868	0.93%	$55,504,429	$499,501	0.90%	$48,339,400	$647,748	1.34%
Savings and money markets	69,499,572	448,318	0.65%	49,481,652	359,850	0.73%	41,879,484	280,626	0.67%
Time deposits over $100,000	38,872,567	569,453	1.46%	42,297,454	713,689	1.69%	47,604,466	1,071,282	2.25%
Other time deposits	61,714,301	752,514	1.22%	71,576,199	1,065,155	1.49%	83,070,255	1,696,124	2.04%
Total interest-bearing deposits	223,667,563	2,271,153	1.02%	218,859,734	2,638,195	1.21%	220,893,605	3,695,780	1.67%

Federal funds purchased	154,052	1,452	0.94%	198,405	1,907	0.96%	157,424	1,874	1.19%
Borrowings	6,575,410	161,783	2.46%	10,354,795	221,864	2.14%	19,516,986	696,153	3.57%
Total interest-bearing liabilities	230,397,025	2,434,388	1.06%	229,412,934	2,861,966	1.25%	240,568,015	4,393,807	1.83%
Noninterest-bearing liabilities and shareholders' equity:
Noninterest-bearing deposits	39,677,921			29,431,964			22,742,319
Other liabilities	821,661			1,368,813			1,476,283
Shareholders' equity	25,705,091			26,613,454			27,512,008
Total liabilities and shareholders' equity	$296,601,698			$286,827,165			$292,298,625

Net interest income and interest rate spread		$9,716,090	3.59%		$9,794,511	3.76%		$9,736,990	3.57%

Net interest margin			3.72%			3.88%			3.72%

Ratio of average interest-earning assets to average interest-bearing liabilities	113.40%			110.11%			108.88%

(1) Average balances include nonaccruing loans.

(2) Yields are stated on a taxable-equivalent basis, assum ing a federal tax rate of 34% .

The following table indicates the changes in Randolph Bank’s net interest income as a result of changes in volume and rates. Randolph Bank maintains an asset and liability management policy designed to provide a proper balance between rate sensitive assets and rate sensitive liabilities to attempt to optimize interest margins while providing adequate liquidity for the bank’s anticipated needs.

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Table 2

Volume and Rate Variance Analysis

	2012 vs. 2011			2011 vs. 2010
	Increase/(Decrease) Due to			Increase/(Decrease) Due to
	Volume	Rate	Total	Volume	Rate	Total
Interest income:
Loans, net	$(897,038)	$252,343	$(644,695)	$(970,136)	$(276,090)	$(1,246,226)
Investment securities	864,282	(738,783)	125,499	108,945	(311,490)	(202,545)
Federal funds sold	(34,777)	199	(34,578)	7,174	(3,319)	3,855
Interest bearing balances with banks	61,887	(18,507)	43,380	43,690	(78,565)	(34,875)
FHLB stock	(3,716)	8,111	4,395	(994)	6,465	5,471
Total interest income	(9,363)	(496,636)	(505,999)	(811,320)	(663,000)	(1,474,320)

Interest expense:
Deposits
Interest-bearing demand deposits	(17,308)	18,675	1,367	96,011	(244,258)	(148,247)
Savings and money market	145,578	(57,110)	88,468	50,941	28,283	79,224
Time deposits over $100,000	(57,788)	(86,447)	(144,236)	(119,428)	(238,165)	(357,593)
Other time deposits	(146,759)	(165,882)	(312,641)	(234,685)	(396,284)	(630,969)
Federal funds purchased	(426)	(29)	(455)	488	(455)	33
Borrowings	(80,978)	20,897	(60,081)	(326,807)	(147,482)	(474,289)
Total interest expense	(157,682)	(269,896)	(427,578)	(533,480)	(998,361)	(1,531,841)
Increase/(decrease) in net interest income	$148,319	$(226,740)	$(78,421)	$(277,840)	$335,361	$57,521

Provision for Loan Losses. The provision for loan losses charged to operations is an amount sufficient to bring the allowance for loan losses to an estimated balance considered appropriate to provide for risk inherent in the loan portfolio. Accordingly, changes in the ALLL have a direct effect on the provision. Management's determination of the adequacy of the allowance is based on the level of loan growth, changes in impaired loan valuations, changes in credit grades within the portfolio, current economic conditions, historical loan loss experience and other risk factors. For a more detailed discussion of Randolph Bank's process for estimating the ALLL, see Note 5 to the consolidated financial statements for Randolph Bank included with this proxy statement/prospectus.

The provision for loan losses for the year ended December 31, 2012 amounted to $1.7 million compared to the provision for loan losses of $3.0 million for the year ended December 31, 2011. The provision amount reflects the amount that is deemed necessary to maintain the allowance account at an acceptable level given the increased level of risk in Randolph Bank’s portfolio. Net charge-offs for the year ended December 31, 2012 amounted to $1.4 million, or 0.75% of average loans compared to $2.9 million or 1.46% of average loans in 2011. One borrower accounted for $937,000 of the total charged off during 2012. Nonperforming loans, which consist of nonaccrual and restructured loans, totaled $4.9 million or 2.75% of total loans at December 31, 2012 compared with $2.4 million or 1.30% of total loans at December 31, 2011. The ALLL at December 31, 2012 of $3.5 million was 1.94% of total loans outstanding compared with $3.2 million at December 31, 2011 or 1.70% of total loans.

Noninterest Income. Randolph Bank’s primary sources of noninterest income are service charges on deposit accounts, gains and losses from the sale of investment securities and fee income from other bank products such as mortgages and merchant services.

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Noninterest income totaled $4.7 million for the year ended December 31, 2012, an increase of $960,700, or 25.8% from the prior year. The primary reason for the improvement was gains on the sale of mortgages to third-party purchasers and brokered fee income increased by $1.1 million, or 56.4% in 2012 compared to the seven month period in 2011 during which such operations were active. Additionally, noninterest income was positively impacted by an increase in deposit service charges fees in early 2012. Service charges on deposit accounts totaled $741,900 for the year ended December 31, 2012 compared to $617,500 for the year ended December 31, 2011, an increase of $124,400, or 20.1%.

Noninterest Expense. Noninterest expense totaled $13.0 million for the year ended December 31, 2012, an increase of $1.5 million, or 13.1%, over the $11.5 million reported for the same period of 2011. Salaries and benefits, the primary component of noninterest expense, increased 7.0%, or $418,800, due primarily to the increase in activity of the mortgage operations area. Occupancy and equipment expenses fell by 8.3%, or $117,500 due to various equipment and computer hardware being fully depreciated in 2012. Outside consulting and services rose by 59.7%, or $333,100 due to Randolph Bank outsourcing its data processing operations in mid-2012. At December 31, 2012, OREO expenses were $1.6 million compared to $838,800 at December 31, 2011. This increase relates mostly to OREO write-downs in the values of several properties acquired through foreclosure.

Income Taxes. Randolph Bank recorded a tax benefit of $148,500 for the year ended December 31, 2012 compared to a tax benefit of $139,000 for the year ended December 31, 2011 even though the net loss before tax for 2012 was $714,600 more than the net loss before tax for 2011. Tax calculations for both years were based on Randolph Bank’s decision to continue to record a valuation allowance against a portion of its net operating loss. The calculation for both years was impacted by the level of Randolph Bank’s tax-exempt income in those years.

Stock Option Plans

In 1998, Randolph Bank’s shareholders approved an Omnibus Stock Plan that provided for the issuance of either incentive stock options or non-qualified stock options. The plan expired in 2008 and no new options may be granted under the plan. Set forth below is certain information as of December 31, 2012, regarding option awards previously granted under the plan that remained exercisable as of such date.

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Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders	6,137	$25.66	0
Equity compensation plans not approved by security holders	None	None	None
Total	6,137	$25.66	0

SUPERVISION AND REGULATION

Bank holding companies and state commercial banks are extensively regulated under both federal and state law. The following is a brief summary of certain statutes and rules and regulations that affect or will affect BNC and the Bank as well as Randolph Bank. This summary contains what management believes to be the material information related to the supervision and regulation of BNC, the Bank and Randolph Bank but is not intended to be an exhaustive description of the statutes or regulations applicable to their respective businesses. Supervision, regulation and examination of BNC, the Bank and Randolph Bank by the regulatory agencies are intended primarily for the protection of depositors rather than shareholders of BNC and/or Randolph Bank. BNC cannot predict whether or in what form any proposed statute or regulation will be adopted or the extent to which the business of BNC, the Bank and Randolph Bank may be affected by a statute or regulation. The discussion is qualified in its entirety by reference to applicable laws and regulations. Changes in such laws and regulations may have a material effect on our business and prospects.

Federal Bank Holding Company Regulation and Structure

As a bank holding company, BNC is subject to regulation under the BHCA and to the supervision, examination and reporting requirements of the Board of Governors of the Federal Reserve System, or the Federal Reserve. Both the Bank and Randolph Bank have a North Carolina state charter and are subject to regulation, supervision and examination by the FDIC and the NCOCB.

The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve before:

•	it may acquire direct or indirect ownership or control of any voting shares of any other bank holding company if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the voting shares of the other bank holding company;

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•	it may acquire direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the voting shares of the bank;

•	it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank; or

•	it may merge or consolidate with any other bank holding company.

The BHCA further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or that would substantially lessen competition in the banking business, unless the public interest in meeting the needs of the communities to be served outweighs the anti-competitive effects. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks involved and the convenience and needs of the communities to be served. Consideration of financial resources generally focuses on capital adequacy, and consideration of convenience and needs issues focuses, in part, on the performance under the Community Reinvestment Act of 1977, both of which are discussed elsewhere in more detail.

Subject to various exceptions, the BHCA and the Change in Bank Control Act, together with related regulations, require Federal Reserve approval prior to any person or company acquiring “control” of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of a bank holding company. Control is also presumed to exist, although rebuttable, if a person or company acquires 10% or more, but less than 25%, of any class of voting securities and either:

•	the bank holding company has registered securities under Section 12 of the Exchange Act; or

•	no other person owns a greater percentage of that class of voting securities immediately after the transaction.

BNC’s common stock is registered under Section 12 of the Exchange Act. The regulations provide a procedure for challenging rebuttable presumptions of control.

The BHCA generally prohibits a bank holding company from engaging in activities other than banking; managing or controlling banks or other permissible subsidiaries; and acquiring or retaining direct or indirect control of any company engaged in any activities other than activities closely related to banking or managing or controlling banks. In determining whether a particular activity is permissible, the Federal Reserve considers whether performing the activity can be expected to produce benefits to the public that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. The Federal Reserve has the power to order a bank holding company or its subsidiaries to terminate any activity or control of any subsidiary when the continuation of the activity or control constitutes a serious risk to the financial safety, soundness or stability of any bank subsidiary of that bank holding company.

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Under the BHCA, a bank holding company may file an election with the Federal Reserve to be treated as a financial holding company and engage in an expanded list of financial activities. The election must be accompanied by a certification that all of the company’s insured depository institution subsidiaries are “well capitalized” and “well managed.” Additionally, the Community Reinvestment Act of 1977 rating of each subsidiary bank must be satisfactory or better. If, after becoming a financial holding company and undertaking activities not permissible for a bank holding company, the company fails to continue to meet any of the prerequisites for financial holding company status, the company must enter into an agreement with the Federal Reserve to comply with all applicable capital and management requirements. If the company does not return to compliance within 180 days, the Federal Reserve may order the company to divest its subsidiary banks or the company may discontinue or divest investments in companies engaged in activities permissible only for a bank holding company that has elected to be treated as a financial holding company. BNC has not elected to be treated as a financial holding company.

BNC is required to act as a source of financial strength for the Bank and to commit resources to support the Bank. This support may be required at times when BNC might not be inclined to provide it. In addition, any capital loans made by BNC to the Bank will be repaid only after its deposits and various other obligations are repaid in full.

Bank Merger Act

Section 18(c) of the Federal Deposit Insurance Act, popularly known as the “Bank Merger Act,” requires the prior written approval of the FDIC before any bank may (i) merge or consolidate with, (ii) purchase or otherwise acquire the assets of, or (iii) assume the deposit liabilities of, another bank if the resulting institution is to be a state nonmember bank.

The Bank Merger Act prohibits the FDIC from approving any proposed merger transaction that would result in a monopoly, or would further a combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States. Similarly, the Bank Merger Act prohibits the FDIC from approving a proposed merger transaction whose effect in any section of the country may be substantially to lessen competition, or to tend to create a monopoly, or which in any other manner would be in restraint of trade. An exception may be made in the case of a merger transaction whose effect would be to substantially lessen competition, tend to create a monopoly, or otherwise restrain trade, if the FDIC finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the community to be served.

In every proposed merger transaction, the FDIC must also consider the financial and managerial resources and future prospects of the existing and proposed institutions, the convenience and needs of the community to be served, and the effectiveness of each insured depository institution involved in the proposed merger transaction in combating money-laundering activities, including in overseas branches.

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State Law

Both the Bank and Randolph Bank are subject to extensive supervision and regulation by the NCOCB. The NCOCB oversees state laws that set specific requirements for bank capital and that regulate deposits in, and loans and investments by, banks, including the amounts, types, and in some cases, rates. The NCOCB supervises and performs periodic examinations of North Carolina-chartered banks to assure compliance with state banking statutes and regulations, and banks are required to make regular reports to the NCOCB describing in detail their resources, assets, liabilities, and financial condition. Among other things, the NCOCB regulates mergers and consolidations of state-chartered banks, capital requirements for banks, loans to officers and directors, record keeping, types and amounts of loans and investments, and the establishment of branches.

The NCOCB has extensive enforcement authority over North Carolina banks. Such authority includes the ability to issue cease and desist orders and to seek civil money penalties. The NCOCB may also take possession of a North Carolina bank in various circumstances, including for a violation of its charter or of applicable laws, operating in an unsafe and unsound manner, or as a result of an impairment of its capital, and may appoint a receiver.

On October 1, 2012, the North Carolina Banking Law Modernization Act became effective and many of the state banking laws to which the Bank and Randolph Bank are subject were amended, including laws impacting capital requirements, authorized activities, permissible investments, and numerous operational functions. It is not possible to predict fully the future effects that this legislation may have on the business and earnings of the Bank or Randolph Bank.

The Bank and Randolph Bank are also subject to numerous state and federal statutes and regulations that affect their respective businesses, activities and operations and are supervised and examined by state and federal bank regulatory agencies. The FDIC and the NCOCB regularly examine the operations of each bank and are given the authority to approve or disapprove mergers, consolidations, the establishment of branches and similar corporate actions. On November 12, 2010, the Board of Directors of Randolph Bank entered into a Memorandum of Understanding, or the MOU, with the FDIC and the NCOCB. The MOU sets forth a program of corrective action to be undertaken by management of Randolph Bank to rectify unsatisfactory conditions identified by the federal and state banking regulators. Randolph Bank is required to submit quarterly progress reports to the regulatory authorities. Randolph Bank believes it is in compliance with the provisions of the MOU.

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Emergency Economic Stabilization Act of 2008

The Emergency Economic Stabilization Act of 2008, or the EESA, gave the Treasury authority to take certain actions to restore liquidity and stability to the U.S. banking markets. Based upon its authority in the EESA, a number of programs to implement EESA have been announced. The first program implemented by the Treasury is the CPP. Pursuant to this program, the Treasury, on behalf of the U.S. government, is authorized to purchase preferred stock, along with warrants to purchase common stock, from certain financial institutions, including bank holding companies, savings and loan holding companies and banks or savings associations not controlled by a holding company. The investment will have a dividend rate of 5% per year, until the fifth anniversary of the Treasury’s investment and a dividend of 9% thereafter. During the time the Treasury holds securities issued pursuant to this program, participating financial institutions are required to comply with certain provisions regarding executive compensation and corporate governance. Participation in this program also imposes certain restrictions upon an institution’s dividends to common shareholders and stock repurchase activities. As described further herein, BNC and Randolph elected to participate in the CPP and received $31.3 million and $6.3 million, respectively, pursuant to the program. On August 29, 2012, Treasury closed the sale of its 31,260 shares of BNC’s Series A preferred stock for $921.23 per share (approximately $28.4 million net proceeds) to certain third party investors through an auction process, and on April 29, 2013, BNC fully redeemed at par all of its Series A preferred stock from these third party investors. As part of the merger, Randolph Bank’s outstanding shares of CPP Preferred Stock will be exchanged and converted at closing of the merger into the right to receive $1,000 per share in cash, and Randolph Bank’s participation in the CPP will terminate.

Payment of Dividends and Other Restrictions

BNC is a legal entity separate and distinct from the Bank. While there are various legal and regulatory limitations under federal and state law on the extent to which banks can pay dividends or otherwise supply funds to holding companies, the principal source of cash revenues for BNC is dividends from the Bank. The relevant federal and state regulatory agencies also have authority to prohibit a state bank or bank holding company, which would include BNC, the Bank and Randolph Bank, from engaging in what, in the opinion of such regulatory body, constitutes an unsafe or unsound practice in conducting its business. The payment of dividends could, depending upon the financial condition of a bank, be deemed to constitute an unsafe or unsound practice in conducting its business.

Insured depository institutions, such as the Bank and Randolph Bank, are prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become “undercapitalized” (as such term is defined in the applicable law and regulations).

The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve’s view that a bank holding company should pay cash dividends only to the extent that the holding company’s net income for the past year is sufficient to cover both the cash dividends and a rate of earning retention that is consistent with the holding company’s capital needs, asset quality and overall financial condition. The Federal Reserve also indicated that it would be inappropriate for a holding company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, under the prompt corrective action regulations adopted by the Federal Reserve, the Federal Reserve may prohibit a bank holding company from paying any dividends if one or more of the holding company’s bank subsidiaries are classified as undercapitalized.

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A bank holding company is required to give the Federal Reserve prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of its consolidated net worth. The Federal Reserve may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, Federal Reserve order or any condition imposed by, or written agreement with, the Federal Reserve.

While Randolph Bank is not currently party to a regulatory enforcement action that restricts the payment of dividends, Randolph Bank received correspondence from the FDIC early in 2011 indicating that it should not pay dividends without the prior approval of the FDIC.

Capital Adequacy

BNC must comply with the Federal Reserve’s established capital adequacy standards, and both the Bank and Randolph Bank are required to comply with the capital adequacy standards established by the FDIC. The Federal Reserve has promulgated two basic measures of capital adequacy for bank holding companies: a risk-based measure and a leverage measure. A bank holding company must satisfy all applicable capital standards to be considered in compliance.

The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, account for off-balance-sheet exposure and minimize disincentives for holding liquid assets.

Assets and off-balance-sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items. The minimum guideline for the ratio of total capital to risk-weighted assets is 8%. At least half of total capital must be comprised of Tier 1 Capital, which is common stock, undivided profits, minority interests in the equity accounts of consolidated subsidiaries and noncumulative perpetual preferred stock, less goodwill and certain other intangible assets. The remainder may consist of Tier 2 Capital, which is subordinated debt, other preferred stock and a limited amount of loan loss reserves.

At March 31, 2013, the Bank’s total risk-based capital ratio and its Tier 1 risk-based capital ratio were 14.12% and 12.86% respectively. Neither BNC nor the Bank has been advised by any federal banking agency of any additional specific minimum capital ratio requirement applicable to it.

At March 31, 2013, Randolph Bank’s total risk-based capital and its Tier 1 risk-based capital ratio were 13.49% and 12.12%, respectively.

In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and certain other intangible assets, of 3% for bank holding companies that meet specified criteria. All other bank holding companies generally are required to maintain a minimum leverage ratio of 4%. BNC’s ratio at March 31, 2013 was 9.18% compared to 6.61% at March 31, 2012. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a “tangible Tier 1 Capital leverage ratio” and other indications of capital strength in evaluating proposals for expansion or new activities. The Federal Reserve has not advised BNC of any additional specific minimum leverage ratio or tangible Tier 1 Capital leverage ratio applicable to it.

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Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on taking brokered deposits and certain other restrictions on its business. As described below, the FDIC can impose substantial additional restrictions upon FDIC-insured depository institutions that fail to meet applicable capital requirements.

The Federal Deposit Insurance Act, or the FDI Act, requires the federal regulatory agencies to take “prompt corrective action” if a depository institution does not meet minimum capital requirements. The FDI Act establishes five capital tiers: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” A depository institution’s capital tier will depend upon how its capital levels compare to various relevant capital measures and certain other factors, as established by regulation.

The federal bank regulatory agencies have adopted regulations establishing relevant capital measures and relevant capital levels applicable to FDIC-insured banks. The relevant capital measures are the Total Risk-Based Capital ratio, Tier 1 Risk-Based Capital ratio and the leverage ratio. Under the regulations, a FDIC-insured bank will be:

•	“well capitalized” if it has a Total Risk-Based Capital ratio of 10% or greater, a Tier 1 Risk-Based Capital ratio of 6% or greater and a leverage ratio of 5% or greater and is not subject to any order or written directive by the appropriate regulatory authority to meet and maintain a specific capital level for any capital measure;

•	“adequately capitalized” if it has a Total Risk-Based Capital ratio of 8% or greater, a Tier 1 Risk-Based Capital ratio of 4% or greater and a leverage ratio of 4% or greater (3% in certain circumstances) and is not “well capitalized;”

•	“undercapitalized” if it has a Total Risk-Based Capital ratio of less than 8%, a Tier 1 Risk-Based Capital ratio of less than 4% or a leverage ratio of less than 4% (3% in certain circumstances);

•	“significantly undercapitalized” if it has a Total Risk-Based Capital ratio of less than 6%, a Tier 1 Risk-Based Capital ratio of less than 3% or a leverage ratio of less than 3%; and

•	“critically undercapitalized” if its tangible equity is equal to or less than 2% of average quarterly tangible assets.

An institution may be downgraded to, or deemed to be in, a capital category that is lower than is indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. As of March 31, 2013, both the Bank and Randolph Bank had capital levels that qualify as “well capitalized” under such regulations.

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The FDI Act generally prohibits an FDIC-insured bank from making a capital distribution (including payment of a dividend) or paying any management fee to its holding company if the bank would thereafter be “undercapitalized.” “Undercapitalized” banks are subject to growth limitations and are required to submit a capital restoration plan. The federal regulators may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the bank’s capital. In addition, for a capital restoration plan to be acceptable, the bank’s parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of: (i) an amount equal to 5% of the bank’s total assets at the time it became “undercapitalized”; and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a bank fails to submit an acceptable plan, it is treated as if it is “significantly undercapitalized.”

“Significantly undercapitalized” insured banks may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become “adequately capitalized,” requirements to reduce total assets and the cessation of receipt of deposits from correspondent banks. “Critically undercapitalized” institutions are subject to the appointment of a receiver or conservator. A bank that is not “well capitalized” is also subject to certain limitations relating to brokered deposits.

The regulatory capital framework under which BNC, the Bank and Randolph Bank operate is expected to change in significant respects as a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, which was enacted in July 2010, and other regulations, including the separate regulatory capital requirements put forth by the Basel Committee on Banking Supervision, commonly known “Basel II.” Currently, BNC and the Bank are now governed by a set of capital rules that the Federal Reserve and the FDIC have had in place since 1988, with some subsequent amendments and revisions. These rules are popularly known as “Basel I.” Before the current financial crisis began to have a dramatic effect on the banking industry, the U.S. regulators had participated in an effort by the Basel Committee on Banking Supervision to develop Basel II. Basel II provides several options for determining capital requirements for credit and operational risk. In December 2007, the agencies adopted a final rule implementing Basel II’s “advanced approach” for “core banks” – U.S. banking organizations with over $250 billion in banking assets or on-balance-sheet foreign exposures of at least $10 billion. For other banking organizations, the U.S. banking agencies proposed a rule in July 2008 that would have enabled these organizations to adopt the Basel II “standardized approach.” As a result of the financial crisis that has adversely affected global credit markets and increases in credit, liquidity, interest rate and other risks, in September 2009, the Treasury issued principles for stronger capital and liquidity standards for banking firms, which included recommendations for higher capital standards for all banking organizations to be implemented as part of a broader reconsideration of international risk-based capital standards developed by Basel II. In December 2010, Basel III was finalized, with new standards that, when fully phased in, would require bank holding companies and their bank subsidiaries to maintain substantially more capital, with a greater emphasis on common equity. The Basel III requirements also call for a capital conservation buffer, designed to absorb losses during periods of economic stress. Basel III emphasizes quality of capital rather than the appropriate allocation of capital to bank assets based on credit risk, and it does not purport to replace or overrule Basel II.

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In June 2012, the federal banking agencies proposed new regulations that would increase the minimum capital requirements for most U.S. banking organizations. These proposed federal regulations closely track the Basel III requirements. The proposed rules would require banks to maintain higher capital reserves, primarily comprised of common equity capital. Additionally, the new rules would implement provisions in the Dodd-Frank Act requiring banking organizations to use alternative risk weighting for the calculation of risk-weighted assets. The proposed regulations are subject to public comment until October 22, 2012 and may be revised before they become effective.

Compliance by BNC, the Bank and Randolph Bank with these new capital requirements will likely affect their respective operations. However, the extent of that impact cannot be known until there is greater clarity regarding the specific requirements applicable to them. While the Dodd-Frank Act was enacted in 2010, many of its provisions will require additional implementing rules before becoming effective, and the proposed federal banking agency regulations implementing the Basel III standards have not been finalized or implemented. It is anticipated that banking regulators will adopt new regulatory capital requirements similar to those proposed by the Basel Committee, with a phase-in for compliance beginning later in 2013 or early in 2014. It is also widely anticipated that the capital requirements for most bank and financial holding companies and insured depository institutions will increase as a result.

Acquisitions

As an active acquirer, BNC must comply with numerous laws related to our acquisition activity. Under the BHCA, a bank holding company may not directly or indirectly acquire ownership or control of more than 5% of the voting shares or substantially all of the assets of any bank or merge or consolidate with another bank holding company without the prior approval of the Federal Reserve. Further, the Bank Merger Act requires approval from the FDIC prior to the Bank merging with or acquiring the deposits of another bank. Current federal law authorizes interstate acquisitions of banks and bank holding companies without geographic limitation. Furthermore, a bank headquartered in one state is authorized to merge with a bank headquartered in another state, as long as neither of the states has opted out of such interstate merger authority prior to such date, and subject to any state requirement that the target bank shall have been in existence and operating for a minimum period of time, not to exceed five years, and to certain deposit market-share limitations.

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Branching

With appropriate regulatory approvals, North Carolina commercial banks are authorized to establish branches both in North Carolina and in other states. As a result of the Dodd-Frank Act, federal law allows de novo interstate branching and branching through mergers. A bank that establishes a branch in another state may conduct any activity at that branch office that is permitted by the law of that state to the extent that the activity is permitted either for a state bank chartered by that state or for a branch in the state of an out-of-state national bank.

FDIC Insurance Assessments

The FDIC insures the deposits of the Bank and Randolph Bank up to prescribed limits for each depositor. Effective November 21, 2008 and until December 31, 2010, the FDIC expanded deposit insurance limits for certain accounts under the Temporary Liquidity Guarantee Program, or the TLGP. Provided an institution did not opt out of the TLGP, the FDIC would fully guarantee funds deposited in non-interest bearing transaction accounts, including interest on lawyer trust accounts, or IOLTA accounts, and negotiable order of withdrawal accounts, or NOW accounts, with rates no higher than 0.50% through June 30, 2010 and no higher than 0.25% after June 30, 2010, if the institution committed to maintain the interest rate at or below that rate. In conjunction with the increased deposit insurance coverage, the amount of FDIC assessments paid by each DIF member institution also increased. The Dodd-Frank Act provided temporary, unlimited deposit insurance for all non-interest bearing transaction accounts until December 31, 2012. In January 2011, the FDIC issued final rules implementing this provision of the Dodd-Frank Act by including IOLTAs within the definition of non-interest bearing transaction accounts. Under the FDIC’s final rules, all funds held in IOLTA accounts, together with all other non-interest bearing transaction account deposits, were fully insured, without limit, from December 31, 2010 through December 31, 2012.

The assessment paid by each DIF member institution is based on its relative risks of default as measured by regulatory capital ratios and other factors. Specifically, the assessment rate is based on the institution’s capitalization risk category and supervisory subgroup category. An institution’s capitalization risk category is based on the FDIC’s determination of whether the institution is well capitalized, adequately capitalized or less than adequately capitalized. BNC’s insurance assessments during 2012 and 2011 were $2.2 million and $2.4 million, respectively. Because of the growing number of bank failures and costs to the DIF, the FDIC required a special assessment during 2009 totaling $743,000 and further required that BNC prepay the assessments that would normally have been paid during 2010 – 2012.

Randolph Bank’s federal deposit insurance assessments during 2012 and 2011 were $406,000 and $448,000, respectively.

During 2009, Randolph Bank’s special assessment to the FDIC amounted to $122,700 and the required prepaid assessment amounted to $1.9 million.

An institution’s supervisory subgroup category is based on the FDIC’s assessment of the financial condition of the institution and the probability that FDIC intervention or other corrective action will be required. The FDIC may terminate insurance of deposits upon a finding that an institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

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The Dodd-Frank Act expands the base for FDIC insurance assessments, requiring that assessments be based on the average consolidated total assets less tangible equity capital of a financial institution. On February 7, 2011, the FDIC approved a final rule to implement the foregoing provision of the Dodd-Frank Act. Among other things, the final rule revises the assessment rate schedule to provide assessments ranging from 5 to 35 basis points, with the initial assessment rates subject to adjustments which could increase or decrease the total base assessment rates. The FDIC has three possible adjustments to an institution’s initial base assessment rate: (1) a decrease of up to five basis points (or 50% of the initial base assessment rate) for long-term unsecured debt, including senior unsecured debt (other than debt guaranteed under the Temporary Liquidity Guarantee Program) and subordinated debt; (2) an increase for holding long-term unsecured or subordinated debt issued by other insured depository institutions known as the Depository Institution Debt Adjustment, or the DIDA; and (3) for institutions not well rated and well capitalized, an increase not to exceed 10 basis points for brokered deposits in excess of 10 percent of domestic deposits.

Each of these changes may increase the rate of FDIC insurance assessments to maintain or replenish the FDIC’s DIF. This could, in turn, raise the Bank’s future deposit insurance assessment costs. On the other hand, the law changes the deposit insurance assessment base so that it will generally be equal to consolidated assets less tangible equity. This change of the assessment base from an emphasis on deposits to an emphasis on assets is generally considered likely to cause larger banking organizations to pay a disproportionately higher portion of future deposit insurance assessments, which may, correspondingly, lower the level of deposit insurance assessments that smaller community banks such as the Bank may otherwise have to pay in the future. While it is likely that the new law will increase BNC’s future deposit insurance assessment costs, the specific amount by which the new law’s combined changes will affect BNC’s deposit insurance assessment costs is hard to predict, particularly because the new law gives the FDIC enhanced discretion to set assessment rate levels.

The FDIC also collects a deposit-based assessment from insured financial institutions on behalf of the Financing Corporation, or the FICO. The funds from these assessments are used to service debt issued by FICO in its capacity as a financial vehicle for the Federal Savings & Loan Insurance Corporation. The FICO assessment rate is set quarterly and ranged from 0.66 basis points throughout 2012 to 0.64 basis points for the first three quarters of 2013 per $100 of assessable deposits. These assessments will continue until the debt matures in 2017 through 2019.

Community Reinvestment Act

The Community Reinvestment Act requires federal bank regulatory agencies to encourage financial institutions to meet the credit needs of low and moderate-income borrowers in their local communities. An institution’s size and business strategy determines the type of examination that it will receive. Large, retail-oriented institutions are examined using a performance-based lending, investment and service test. Small institutions are examined using a streamlined approach. All institutions may opt to be evaluated under a strategic plan formulated with community input and pre-approved by the bank regulatory agency.

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The Community Reinvestment Act regulations provide for certain disclosure obligations. Each institution must post a notice advising the public of its right to comment to the institution and its regulator on the institution’s Community Reinvestment Act performance and to review the institution’s Community Reinvestment Act public file. Each lending institution must maintain for public inspection a file that includes a listing of branch locations and services, a summary of lending activity, a map of its communities and any written comments from the public on its performance in meeting community credit needs. The Community Reinvestment Act requires public disclosure of a financial institution’s written Community Reinvestment Act evaluations. This promotes enforcement of Community Reinvestment Act requirements by providing the public with the status of a particular institution’s community reinvestment record.

The Gramm-Leach-Bliley Act made various changes to the Community Reinvestment Act. Among other changes, Community Reinvestment Act agreements with private parties must be disclosed and annual Community Reinvestment Act reports must be made available to a bank’s primary federal regulator. A bank holding company will not be permitted to become a financial holding company and no new activities authorized under the Gramm-Leach-Bliley Act may be commenced by a holding company or by a bank financial subsidiary if any of its bank subsidiaries received less than a satisfactory Community Reinvestment Act rating in its latest Community Reinvestment Act examination. The Bank received a “Satisfactory” rating in its last CRA examination which was conducted during June 2011. Randolph Bank received a “Satisfactory” rating in its last CRA examination which was conducted during October 2012.

Consumer Protection Laws

Both the Bank and Randolph Bank are subject to a number of federal and state laws designed to protect borrowers and promote lending to various sectors of the economy and population. These laws include the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Act and state law counterparts.

Federal law currently contains extensive customer privacy protection provisions. Under these provisions, a financial institution must provide to its customers, at the inception of the customer relationship and annually thereafter, the institution’s policies and procedures regarding the handling of customers’ nonpublic personal financial information. These provisions also provide that, except for certain limited exceptions, an institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to opt out of such disclosure. Federal law makes it a criminal offense, except in limited circumstances, to obtain or attempt to obtain customer information of a financial nature by fraudulent or deceptive means.

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Additional Legislative and Regulatory Matters

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, requires each financial institution: (i) to establish an anti-money laundering program; (ii) to establish due diligence policies, procedures and controls with respect to its private banking accounts involving foreign individuals and certain foreign banks; and (iii) to avoid establishing, maintaining, administering or managing correspondent accounts in the United States for, or on behalf of, foreign banks that do not have a physical presence in any country. The USA PATRIOT Act also requires the Secretary of the Treasury to prescribe by regulation minimum standards that financial institutions must follow to verify the identity of customers, both foreign and domestic, when a customer opens an account. In addition, the USA PATRIOT Act contains a provision encouraging cooperation among financial institutions, regulatory authorities and law enforcement authorities with respect to individuals, entities and organizations engaged in, or reasonably suspected of engaging in, terrorist acts or money laundering activities.

The Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, mandates for public companies such as BNC, a variety of reforms intended to address corporate and accounting fraud and provides for the establishment of the Public Company Accounting Oversight Board, or the PCAOB, which enforces auditing, quality control and independence standards for firms that audit SEC-reporting companies. Sarbanes-Oxley imposes higher standards for auditor independence and restricts the provision of consulting services by auditing firms to companies they audit and requires that certain audit partners be rotated periodically. It also requires chief executive officers and chief financial officers, or their equivalents, to certify the accuracy of periodic reports filed with the SEC, subject to civil and criminal penalties if they knowingly or willfully violate this certification requirement, and increases the oversight and authority of audit committees of publicly traded companies.

Fiscal and Monetary Policy

Banking is a business which depends on interest rate differentials for success. In general, the difference between the interest paid by a bank on its deposits and its other borrowings, and the interest received by a bank on its loans and securities holdings, constitutes the major portion of a bank’s earnings. Thus, the earnings and growth of BNC, the Bank and Randolph Bank will be subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The Federal Reserve regulates the supply of money through various means, including open market dealings in United States government securities, the discount rate at which banks may borrow from the Federal Reserve and the reserve requirements on deposits. The nature and timing of any changes in such policies and their effect on BNC, the Bank and Randolph Bank cannot be predicted.

Current and future legislation and the policies established by federal and state regulatory authorities will affect the future operations of BNC, the Bank and Randolph Bank. Banking legislation and regulations may limit BNC, the Bank and Randolph Bank’s growth and the return to their investors by restricting certain of their activities.

In addition, capital requirements could be changed and have the effect of restricting the activities of BNC, the Bank or Randolph Bank or requiring additional capital to be maintained. We cannot predict with certainty what changes, if any, will be made to existing federal and state legislation and regulations or the effect that such changes may have on the business of BNC, the Bank or Randolph Bank.

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Federal Home Loan Bank System

BNC has a correspondent relationship with the FHLB of Atlanta, which is one of 12 regional FHLBs that administer the home financing credit function of savings companies. Each FHLB serves as a reserve or central bank for its members within its assigned region. FHLBs are funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB system and make loans to members (i.e., advances) in accordance with policies and procedures, established by the Board of Directors of the FHLB which are subject to the oversight of the Federal Housing Finance Board. All advances from the FHLB are required to be fully secured by sufficient collateral as determined by the FHLB. In addition, all long-term advances are required to provide funds for residential home financing.

FHLB provides certain services to BNC such as processing checks and other items, buying and selling federal funds, handling money transfers and exchanges, shipping coin and currency, providing security and safekeeping of funds or other valuable items and furnishing limited management information and advice. As compensation for these services, BNC maintains certain balances with FHLB in interest-bearing accounts.

Under federal law, the FHLBs are required to provide funds for the resolution of troubled savings companies and to contribute to low and moderately-priced housing programs through direct loans or interest subsidies on advances targeted for community investment and low and moderate-income housing projects.

Title 6 of the Gramm-Leach-Bliley Act, entitled the Federal Home Loan Bank System Modernization Act of 1999, or the FHLB Modernization Act, amended the Federal Home Loan Bank Act to allow voluntary membership and modernized the capital structure and governance of the FHLBs. The capital structure established under the FHLB Modernization Act sets forth leverage and risk-based capital requirements based on permanence of capital. It also requires some minimum investment in the stock of the FHLBs of all member entities. Capital includes retained earnings and two forms of stock: Class A stock redeemable within six months upon written notice and Class B stock redeemable within five years upon written notice. The FHLB Modernization Act also reduced the period of time in which a member exiting the FHLB system must stay out of the system.

Real Estate Lending Evaluations

The federal regulators have adopted uniform standards for evaluations of loans secured by real estate or made to finance improvements to real estate. Banks are required to establish and maintain written internal real estate lending policies consistent with safe and sound banking practices and appropriate to the size of the institution and the nature and scope of its operations. The regulations establish loan to value ratio limitations on real estate loans. The Bank and Randolph Bank’s respective loan policies establish limits on loan to value ratios that are equal to or less than those established in such regulations.

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Commercial Real Estate Concentrations

BNC’s lending operations may be subject to enhanced scrutiny by federal banking regulators based on its concentration of commercial real estate loans. On December 6, 2006, the federal banking regulators issued final guidance to remind financial institutions of the risk posed by commercial real estate, or CRE, lending concentrations. CRE loans generally include land development, construction loans, and loans secured by multifamily property, and nonfarm, nonresidential real property where the primary source of repayment is derived from rental income associated with the property. The guidance prescribes the following guidelines for its examiners to help identify institutions that are potentially exposed to significant CRE risk and may warrant greater supervisory scrutiny:

•	total reported loans for construction, land development and other land, or C&D, represent 100% or more of the institution’s total capital; or

•	total CRE loans represent 300% or more of the institution’s total capital, and the outstanding balance of the institution’s CRE loan portfolio has increased by 50% or more.

As of March 31, 2013, and excluding covered assets, BNC’s C&D concentration as a percentage of capital totaled 78.5% and BNC’s CRE concentration, net of owner-occupied loans, as a percentage of capital totaled 301.8%. Including loans subject to loss-share agreements with the FDIC, BNC’s C&D concentration as a percentage of capital totaled 86.4% and its CRE concentration, net of owner-occupied loans, as a percentage of capital totaled 329.9%. As of March 31, 2013, Randolph Bank’s C&D concentration as a percentage of Randolph Bank’s capital totaled 61% and Randolph Bank’s CRE concentration, net of owner-occupied loans, as a percentage of Randolph Bank’s capital totaled 190%.

Limitations on Incentive Compensation

In October 2009, the Federal Reserve issued proposed guidance designed to help ensure that incentive compensation policies at banking organizations do not encourage excessive risk-taking or undermine the safety and soundness of the organization. In connection with the proposed guidance, the Federal Reserve announced that it would review BNC’s incentive compensation arrangements as part of the regular, risk-focused supervisory process.

In June 2010, the Federal Reserve issued the incentive compensation guidance in final form and was joined in by the FDIC and the Office of the Comptroller of the Currency. The final guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization’s incentive compensation arrangements should (i) provide employees incentives that appropriately balance risk and reward and, thus, do not encourage risk-taking beyond the organization’s ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization’s board of directors. Any deficiencies in compensation practices that are identified may be incorporated into the organization’s supervisory ratings, which can affect its ability to make acquisitions or perform other actions. The guidance provides that enforcement actions may be taken against a banking organization if its incentive compensation arrangements or related risk-management control or governance processes pose a risk to the organization’s safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

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Economic Environment

The policies of regulatory authorities, including the monetary policy of the Federal Reserve, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the Federal Reserve to affect the money supply are open market operations in U.S. government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid on deposits.

The Federal Reserve’s monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of these policies on the business and earnings of the Bank and Randolph Bank cannot be predicted.

Evolving Legislation and Regulatory Action

In 2009, many emergency government programs enacted in 2008 in response to the financial crisis and the recession slowed or wound down, and global regulatory and legislative focus has generally moved to a second phase of broader regulatory reform and a restructuring of the entire financial regulatory system. The Dodd-Frank Act was signed into law in 2010 and implements many new changes in the way financial and banking operations are regulated in the United States, including through the creation of a new resolution authority, mandating higher capital and liquidity requirements, requiring banks to pay increased fees to regulatory agencies and numerous other provisions intended to strengthen the financial services sector. The Dodd-Frank Act provides for the creation of the Financial Stability Oversight Council, or the FSOC, which is charged with overseeing and coordinating the efforts of the primary U.S. financial regulatory agencies (including the Federal Reserve, the FDIC and the SEC) in establishing regulations to address systemic financial stability concerns. The Dodd-Frank Act also provides for the creation of the Consumer Financial Protection Bureau, or the CFPB, a new consumer financial services regulator. The CFPB is authorized to prevent unfair, deceptive and abusive practices and ensure that consumers have access to markets for consumer financial products and services and that such markets are fair, transparent and competitive.

New laws or regulations or changes to existing laws and regulations, including changes in interpretation or enforcement, could materially adversely affect our financial condition or results of operations. Many aspects of the Dodd-Frank Act are subject to further rulemaking and will take effect over several years. As a result, the overall financial impact on BNC, the Bank and Randolph Bank cannot be anticipated at this time.

MANAGEMENT FOLLOWING THE MERGER

Information regarding the current directors and executive officers of BNC, each of whom will continue to serve as a director and/or and executive officer of BNC after completion of the merger, can be found in BNC’s definitive proxy statement for its 2013 annual meeting of shareholders. See “Where You Can Find More Information.”

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT OF RANDOLPH BANK

As of June 1, 2013, no shareholders known to management beneficially owned more than 5% of Randolph Bank’s common stock. As of June 1, 2013, the Treasury owned 100% of Randolph Bank’s outstanding CPP Preferred Stock.

As of June 1, 2013, the beneficial ownership of Randolph Bank’s common stock by directors and named executive officers individually, and by directors and named executive officers as a group, was as follows:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class (2)

David H. Briles, Jr Asheboro, NC	3,543	0.34

Henry N. Buckner Burlington, NC	3,240	0.31

R. Lee Davidson Asheboro, NC	9,908	0.95

Cynthia G. Hatley Trinity, NC	7,328	0.70

Beth G. Hodges, M.D. Asheboro, NC	100	0.01

Christy B. McKenzie Asheboro, NC	39,971	3.83

Benjamin C. Morgan Asheboro, NC	300	0.03

Phillip O. Ridge Randleman, NC	10,456	1.00

Laurence J. Trapp Asheboro, NC	19,162	1.83

C. Michael Whitehead, Jr. Ramseur, NC	6,358	0.61

All Directors and Executive Officers as a group (10 persons)	100,366	9.57

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(1)	The individuals named and included in the group may be considered to have shared voting and investment power with respect to certain of the listed shares that are held by, for, or jointly with their family members or by companies or other entities that they may be considered to control, as follows: Mr. Briles – 1,214 shares; Mr. Davidson – 6,766 shares; Ms. McKenzie – 38,340 shares; Mr. Ridge – 9,959 shares; Mr. Whitehead – 356 shares; and all individuals included in the group – 56,635 shares. Mr. Whitehead’s listed beneficial ownership includes 4,341 shares underlying exercisable stock options.

(2)	The calculation of the percentage of class beneficially owned by each individual and the group is based on the sum of (i) 1,044,748 shares of common stock outstanding as of June 1, 2013 plus (ii) shares of common stock capable of being acquired upon the exercise of stock options within 60 days of June 1, 2013, by the individual or group.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information and explanatory notes show the impact on the historical financial positions and results of operations of BNC and Randolph Bank and have been prepared to illustrate the effects of the merger involving BNC and Randolph Bank under the acquisition method of accounting with BNC treated as the acquirer. Under the acquisition method of accounting, the assets and liabilities of Randolph Bank, as of the effective date of the merger, will be recorded by BNC at their respective fair values and the excess of the merger consideration over the fair value of Randolph Bank’s net assets will be allocated to goodwill.

The unaudited pro forma condensed combined financial information combines the historical financial information of BNC and Randolph Bank as of and for the three-month period ended March 31, 2013 and for the year ended December 31, 2012, and has been derived from and should be read in conjunction with BNC’s audited and unaudited financial statements and related notes incorporated by reference in this proxy statement/prospectus and Randolph Bank’s audited and unaudited financial statements and related notes included in this proxy statement/prospectus. The unaudited pro forma condensed combined balance sheet gives effect to the merger as if the merger had been consummated on March 31, 2013. The unaudited pro forma consolidated statements of income dated as of March 31, 2013 and December 31, 2012 give effect to the merger as if the merger had been consummated on January 1, 2012.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the period presented. The adjustments included in these unaudited pro forma condensed financial statements are preliminary and may be revised. The unaudited pro forma condensed combined financial information also does not consider any potential impacts of current market conditions on revenues, potential revenue enhancements, anticipated cost savings and expense efficiencies, or asset dispositions, among other factors.

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In addition, as explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial information, the pro forma allocation of purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. Adjustments may include, but not be limited to, changes in (i) Randolph Bank’s balance sheet through the effective time of the merger; (ii) the aggregate value of merger consideration paid if the price of BNC’s stock varies from the assumed $10.00 per share; (iii) total merger related expenses if consummation and/or implementation costs vary from currently estimated amounts; and (iv) the underlying values of assets and liabilities if market conditions differ from current assumptions.

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Pro Forma Condensed Combined Financial Information (Unaudited)

Pro Forma Condensed Combined Balance Sheet

as of March 31, 2013

(Dollars in thousands, except per share data)

	BNC Bancorp Historical	Randolph Bank & Trust Company Historical	Pro Forma Before Adjustments	Pro Forma Fair Value Adjustments		Adjustments for Merger and Transactional Costs		Pro Forma Combined
Assets
Cash and due from banks	$43,346	$11,610	$54,956	$-		$(11,470)	A	$43,486
Interest-earning deposits in other banks	44,597	21,292	65,889	-		-		65,889
Federal funds sold	-	105	105	-		-		105
Investment securities available for sale	342,606	84,395	427,001	(761)	B	-		426,240
Investment securities held to maturity	134,376	-	134,376	-		-		134,376
Loans held for sale	46,134	1,432	47,566	-		-		47,566
Loans	2,031,149	167,838	2,198,987	(12,103)	C	-		2,186,884
Allowance for loan losses	(38,148)	(3,803)	(41,951)	3,803	D	-		(38,148)
Net Loans	1,993,001	164,035	2,157,036	(8,300)		-		2,148,736
Premises and equipment, net	68,244	4,789	73,033	(479)	E	-		72,554
Other real estate owned	51,886	4,577	56,463	(1,510)	F	-		54,953
FDIC indemnification asset	42,476	-	42,476	-		-		42,476
Investment in bank-owned life insurance	71,381	4,898	76,279	-		-		76,279
Goodwill	27,111	-	27,111	-		-		27,111
Other intangible assets	4,821	-	4,821	2,500	G	-		7,321
Other assets	59,212	5,068	64,280	3,874	I	1,156	L	69,310
Total Assets	$2,929,191	$302,201	$3,231,392	$(4,676)		$(10,314)		$3,216,402

Liabilities and Shareholders' Equity
Deposits:
Non-interest bearing demand	$267,458	$43,696	$311,154	$-		$-		$311,154
Interest-bearing demand	1,171,484	136,825	1,308,309	-		-		1,308,309
Time deposits	1,069,207	89,010	1,158,217	1,500	H	-		1,159,717
Total deposits	2,508,149	269,531	2,777,680	1,500		-		2,779,180
Short-term borrowings	32,268	-	32,268	-		-		32,268
Long-term debt	85,506	6,100	91,606	-		-		91,606
Accrued expenses and other liabilities	19,213	852	20,065	-		2,460	K	22,525
Total Liabilities	2,645,136	276,483	2,921,619	1,500		2,460		2,925,579
Shareholders' Equity
Preferred stock	30,855	8,742	39,597	-		(8,742)	A	30,855
Common stock	215,612	5,224	220,836	-		(1,045)	A	222,380
						2,589	N
Additional paid in capital	-	14,544	14,544	(5,198)	J	(1,045)	A	-
						(1,942)	M
						(6,359)	N
Retained earnings	33,135	(3,770)	29,365	-		3,770	N	33,135
Stock in directors rabbi trust	(3,021)	-	(3,021)	-		-		(3,021)
Directors deferred fees obligation	3,021	-	3,021	-		-		3,021
Accumulated other comprehensive income	4,453	978	5,431	(978)	J	-		4,453
Total Shareholders' Equity	284,055	25,718	309,773	(6,176)		(12,774)		290,823
Total Liabilities and Equity	$2,929,191	$302,201	$3,231,392	$(4,676)		$(10,314)		$3,216,402

Number of common shares outstanding	26,471,737	1,044,748				(208,950)		27,307,535
Total common book value per share	$9.56	$16.25						$9.52

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Pro Forma Condensed Combined Financial Information (Unaudited)

Pro Forma Condensed Combined Statements of Income

For the Three Months Ended March 31, 2013

(Dollars in thousands, except per share data)

	BNC Bancorp Historical	Randolph Bank & Trust Company Historical	Pro Forma Before Adjustments	Pro Forma Adjustments		Pro Forma Combined
Interest income
Loans, including fees	$29,141	$2,386	$31,527	$346	C	$31,873
Investment securities taxable	1,039	445	1,484	-		1,484
Investment securities tax-exempt	2,848	-	2,848	-		2,848
Interest-earning balances and other	123	12	135	-		135
Total interest income	33,151	2,843	35,994	346		36,340
Interest expense
Deposits	6,752	435	7,187	(188)	H	7,000
Short-term borrowings	37	1	38	-		38
Long-term debt	574	36	610	-		610
Total interest expense	7,363	472	7,835	(188)		7,648
Net interest income	25,788	2,371	28,159	534		28,693
Provision for loan losses	4,115	948	5,063	-		5,063
Net interest income after provision for loan losses	21,673	1,423	23,096	534		23,630
Non-interest income
Mortgage fees	2,381	1,092	3,473	-		3,473
Service charges	926	199	1,125	-		1,125
Investment brokerage fees	175	1	176	-		176
Earnings on bank-owned life insurance	559	68	627	-		627
Gain on sales of investments securities available for sale, net	(228)	179	(49)	-		(49)
Gain on acquisition	719	-	719	-		719
Other	1,670	371	2,041	-		2,041
Total non-interest income	6,202	1,910	8,112	-		8,112
Non-interest expense
Salaries and employee benefits	12,805	1,797	14,602	-		14,602
Occupancy and equipment	3,062	274	3,336	-		3,336
Data processing and supplies	723	78	801	-		801
FDIC insurance assessments	666	102	768	-		768
Insurance, professional and other services	1,458	233	1,691	-		1,691
Loan, foreclosure and other real estate owned expenses	2,018	55	2,073	-		2,073
Other	2,384	418	2,802	63	G	2,865
Total non-interest expense	23,116	2,957	26,073	63		26,136
Income before income tax expense (benefit)	4,759	376	5,135	471		5,606
Income tax expense (benefit)	480	129	609	173	I,L	782
Net income	4,279	247	4,526	299		4,825
Less preferred stock dividends and discount accretion	529	15	544	(15)		529
Net income available to Common Shareholders	$3,750	$232	$3,982	$314		$4,296

Basic earnings per share common	$0.14	$0.22				$0.17
Diluted earnings per common share	$0.14	$0.22				$0.17

Weighted average participating common shares - basic	26,464,204	1,044,748		(208,950)	O	27,300,002
Weighted average participating common shares - diluted	26,475,885	1,044,748		(208,950)	O	27,311,683

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Pro Forma Condensed Combined Financial Information (Unaudited)

Pro Forma Condensed Combined Statements of Income

For the Year Ended December 31, 2012

(Dollars in thousands, except per share data)

	BNC Bancorp Historical	Randolph Bank & Trust Company Historical	Pro Forma Before Adjustments	Pro Forma Adjustments		Pro Forma Combined
Interest income
Loans, including fees	$98,668	$10,456	$109,124	$1,386	C	$110,510
Investment securities taxable	4,808	1,574	6,382	-		6,382
Investment securities tax-exempt	9,749	-	9,749	-		9,749
Interest-earning balances and other	290	74	364	-		364
Total interest income	113,515	12,104	125,619	1,386		127,005
Interest expense
Deposits	29,601	2,271	31,872	(750)	H	31,122
Short-term borrowings	338	1	339	-		339
Long-term debt	2,952	162	3,114	-		3,114
Total interest expense	32,891	2,434	35,325	(750)		34,575
Net interest income	80,624	9,670	90,294	2,136		92,430
Provision for loan losses	22,737	1,672	24,409	-		24,409
Net interest income after provision for loan losses	57,887	7,998	65,885	2,136		68,021
Non-interest income
Mortgage fees	6,169	2,961	9,130	-		9,130
Service charges	3,149	742	3,891	-		3,891
Investment brokerage fees	922	69	991	-		991
Earnings on bank-owned life insurance	1,771	96	1,867	-		1,867
Gain (loss) on investments securities available for sale, net	3,026	(67)	2,959	-		2,959
Gain on acquisition	12,706	-	12,706	-		12,706
Other	5,395	1,125	6,520	-		6,520
Total non-interest income	33,138	4,926	38,064	-		38,064
Non-interest expense
Salaries and employee benefits	42,200	6,392	48,592	-		48,592
Occupancy and equipment	9,206	1,293	10,499	-		10,499
Data processing and supplies	2,773	348	3,121	-		3,121
FDIC insurance assessments	2,166	406	2,572	-		2,572
Insurance, professional and other services	6,685	891	7,576	-		7,576
Loan, foreclosure and other real estate owned expenses	10,944	2,342	13,286	-		13,286
Other	8,298	1,547	9,845	250	G	10,095
Total non-interest expense	82,272	13,219	95,491	250		95,741
Income before income tax expense (benefit)	8,753	(295)	8,458	1,886		10,344
Income tax expense (benefit)	(1,700)	(149)	(1,849)	726	I,L	(1,123)
Net income	10,453	(146)	10,307	1,160		11,467
Less preferred stock dividends and discount accretion	2,404	202	2,606	(202)		2,404
Net income available to Common Shareholders	$8,049	$(348)	$7,701	$1,362		$9,063

Basic earnings per share common	$0.48	$(0.33)				$0.51
Diluted earnings per common share	$0.48	$(0.33)				$0.51

Weighted average participating common shares - basic	17,595,014	1,044,748		(208,950)	O	18,430,812
Weighted average participating common shares - diluted	17,599,218	1,044,748		(208,950)	O	18,435,016

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Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Note 1 – Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting.  Balance sheet data is presented as of March 31, 2013 and assumes the merger involving BNC and Randolph Bank was completed on that date.  Income statement data is presented to give effect to the merger as if it had occurred on January 1, 2012. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the results of operations or financial position had the merger been consummated at the beginning of the period presented, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entities. Certain historical financial information has been reclassified to conform to the current presentation. The merger, which is currently expected to be completed in the third quarter of 2013, provides that the merger consideration to be paid by BNC will be approximately 80% in shares of BNC common stock and approximately 20% in cash, and is subject to satisfaction of customary closing conditions, including Randolph Bank shareholder approval and regulatory approvals.

The unaudited pro forma condensed combined financial information includes preliminary estimated adjustments to record assets and liabilities of Randolph Bank at their respective fair values and represents management’s estimates based on available information. The pro forma adjustments included herein are subject to updates as additional information becomes available and as additional analyses are performed. The final allocation of the purchase price will be determined after the merger is completed and after completion of thorough analyses to determine the fair value of Randolph Bank’s tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Increases or decreases in the estimated fair values of the net assets, commitments, executory contracts, and other items of Randolph Bank as compared with the information shown in the unaudited pro forma condensed combined financial information may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact the statement of income due to adjustments in yield and/or amortization of the adjusted assets or liabilities. Any changes to Randolph Bank’s shareholders’ equity including results of operations from April 1, 2013 through the date the merger is completed will also change the amount of goodwill or bargain purchase gain that would be recorded.

Note 2 – Accounting Policies and Financial Statement Classifications

The accounting policies of both BNC and Randolph Bank are in the process of being reviewed in detail. Upon completion of such review, conforming adjustments or financial statement reclassifications may be determined. There are currently no material transactions between BNC and Randolph Bank in relation to the unaudited pro forma condensed combined financial information.

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Note 3 – Merger Related Charges

The estimated transaction costs related to the merger are approximately $1.8 million, net of tax. This cost is included in the Pro Forma Condensed Combined Balance Sheet. These estimated transaction costs are still being developed and will continue to be refined over the next several months, and will include assessing personnel, benefit plans, premises, equipment, and service contracts to determine where they may take advantage of redundancies. These costs will be recorded as non-interest expense as incurred. The pro forma presentation of transaction costs is in the following table (dollars in thousands).

Merger Transaction Costs Schedule (dollars in thousands)

Salaries and employee benefits	$1,460
Other non-interest expense	1,540
Total non-interest expense	$3,000
Tax benefit	1,157
Net expense after tax benefit	$1,843

Note 4 – Preliminary Purchase Accounting Allocation

The unaudited pro forma condensed combined financial information reflects the issuance of 835,798 shares of BNC common stock totaling approximately $8.4 million as well as cash consideration of approximately $10.9 million. The merger will be accounted for using the acquisition method of accounting; accordingly BNC’s cost to acquire Randolph Bank will be allocated to the assets (including identifiable intangible assets) and liabilities of Randolph Bank at their respective estimated fair values as of the merger date. Accordingly, the pro forma purchase price was preliminarily allocated to the assets acquired and the liabilities assumed based on their estimated fair values as summarized in the following table (dollars in thousands).

Preliminary Purchase Accounting Allocations

Equity capital of Randolph Bank - historical March 31, 2013		$25,718
Less estimated fair value adjustments:
Loan fair value	(12,103)
Allowance for loan losses	3,803
Loans, net	(8,300)
Investment securities available for sale	(761)
Premises and equipment	(479)
Other real estate owned	(1,510)
Core deposit intangible	2,500
Time deposits	(1,500)
Related tax benefit for above	3,874
Total fair value adjustments		(6,176)
Net Assets (Equity capital less fair value adjustments)		19,542
Total consideration paid to Randolph Bank shareholders (1)		19,304
Excess of fair value of net assets acquired over consideration paid		$238

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(1)	The purchase price is based on estimated total consideration of $19.3 million. This includes issuance of BNC common stock of 835,798 shares at a price of approximately $10.02 per common share for a value of $8.4 million and $10.9 million of cash, consisting of $2.1 million to common shareholders and $8.8 million for the redemption of all of Randolph Bank’s preferred shares outstanding.

Note 5 – Pro Forma Adjustments

The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined financial information. All adjustments are based on current assumptions and valuations which are subject to change.

A	Cash was adjusted to reflect the payment of cash merger consideration of an estimated $2.1 million, estimated redemption of preferred shares of $8.8 million and estimated merger-related expenses of $540,000 (which is assumed to happen at closing prior to any income statement effect, and is therefore offset by a reduction in additional paid-in-capital). The cash merger consideration payment will also reduce common stock as a merger related adjustment.

B	Investment securities available for sale were adjusted by $761,000, primarily due to market value adjustments for Level 3 investment securities.

C	BNC identified $12.1 million in net preliminary estimated fair value adjustments to Randolph Bank’s loan portfolio during due diligence. The adjustments reflects BNC’s estimates of both market rate differential and the potential adjustments related to the credit quality of the loan portfolio. As a result, $2.4 million of the fair value adjustment relates to credit quality and will be classified as non-accretable yield, accordingly, no interest yield is estimated and would only be recorded prospectively if there was a significant increase in the estimated cash flows on those loans. The remaining fair value adjustment reflects estimated fair value based upon current interest rates and spreads in the current interest rate environment, and will be amortized over the estimated remaining life of the loan portfolio. The accretion for the three months ended March 31, 2013 is estimated at approximately $346,000 and the accretion for the year ended December 31, 2012 after the effective date is estimated to be approximately $1.4 million. Additionally, BNC has engaged a third-party advisor to assist in determining all fair value adjustments, and this engagement is currently in process. Actual fair value adjustments may be revised based upon existing exposures, market conditions or other factors at the time of merger.

D	Randolph Bank’s existing allowance for loan losses of $3.8 million was eliminated to reflect accounting guidance.

E	Premises and equipment were adjusted by $479,000 to reflect estimated fair value adjustments for real property. The amortization of fair value for the three months ended March 31, 2013 and for the year ended December 31, 2012 is not considered material.

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F	Other real estate owned was adjusted by $1.5 million to reflect estimated fair value adjustments, less costs of disposal and any additional market discounts.

G	Other intangibles assets were adjusted to reflect a core deposit intangible of $2.5 million. A core deposit intangible arises from a financial institution having a deposit base comprised of funds associated with stable customer relationships. These customer relationships provide a cost benefit to the acquiring institution since the associated customer deposits typically are at lower interest rates and can be expected to be retained on a long-term basis. This amount reflects management’s estimate of the market premium associated with these core deposits. The amortization is estimated at approximately $63,000 for the three months ended March 31, 2013 and is estimated at approximately $250,000 for the year ended December 31, 2012.

H	Time deposits were adjusted by an estimated $1.5 million credit for fair value adjustments on deposits at current market rates for similar products. This adjustment will be accreted into income over the estimated lives of the deposits. Estimated accretion in the pro forma was computed using the sum-of-the-years-digits method, which approximates the level yield method. The accretion is estimated at approximately $188,000 for the three months ended March 31, 2013 and is estimated at approximately $750,000 for the year ended December 31, 2012.

I	Other assets were adjusted by $3.9 million to reflect the estimated deferred tax asset arising from the credit quality fair value adjustment on loans and other fair value adjustments of assets and liabilities, less deferred tax liabilities arising from the core deposit intangible and other fair value adjustments of assets and liabilities.

J	Retained earnings were adjusted by $6.2 million to reflect the equity effect of the above previously mentioned adjustments, not including the $11.5 million cash payment as described in A above.

K	Other liabilities were adjusted by $2.5 million to reflect the estimated accrual of certain compensation obligations and termination fees.

L	Other assets were adjusted by $1.2 million to reflect the estimated deferred tax asset arising from the expense adjustments referenced in A (merger related expenses) and in K above.

M	Retained earnings were adjusted by $1.9 million to reflect the equity effect of the merger and transactional costs, not including the $11.5 million cash payment as described in A above.

N	Historical shareholders’ equity has been eliminated and additional paid in capital has been adjusted to reflect BNC’s estimated capitalization of Randolph Bank.

O	The amount of pro forma combined weighted average shares outstanding is calculated by adding BNC’s historical weighted average shares outstanding for the three months ended March 31, 2013 and for the year ended December 31, 2012 to the shares issued in connection with the merger, which were calculated by multiplying 80% of Randolph Bank’s historical shares outstanding at March 31, 2013. The remaining 20% of Randolph Bank’s historical shares outstanding were paid out to Randolph Bank shareholders in cash.

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PROPOSAL 2 - APPROVAL OF GOLDEN PARACHUTE COMPENSATION ON AN
ADVISORY, NON-BINDING BASIS

Section 14A of the Exchange Act requires Randolph Bank to seek a vote, on a non-binding advisory basis, with respect to certain compensation that may be paid or become payable to Randolph Bank’s named executive officers that is based on or otherwise relates to the proposed transactions as set forth in this proxy statement/prospectus, including the tabular and narrative named executive officer compensation disclosures set forth under “Proposal 1—Approval of the Merger Agreement—Randolph Bank’s Directors and Executive Officers Have Financial Interests in the Merger—Summary of Golden Parachute Compensation for Randolph Bank’s Named Executive Officers” on page [•].

Accordingly, Randolph Bank is asking you to approve the adoption of the following resolution at the special meeting:

“RESOLVED, that the shareholders approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Randolph Bank’s named executive officers in connection with the merger and the agreements or understandings pursuant to which such compensation may be paid or become payable, as disclosed in the table in the section of the proxy statement/prospectus entitled “Proposal 1—Approval of the Merger Agreement—Randolph Bank’s Directors and Executive Officers Have Financial Interests in the Merger—Summary of Golden Parachute Compensation for Randolph Bank’s Named Executive Officers,” including the associated narrative discussion.”

The vote on the merger-related named executive officer compensation proposal is a vote separate and apart from the vote to approve the merger agreement and the merger. Accordingly, you may vote in favor of the merger-related named executive officer compensation proposal and not in favor of the merger agreement and the merger, or vice versa. Approval of the merger-related named executive officer compensation proposal, on a non-binding advisory basis, is not a condition to consummation of the proposed merger, and it is advisory in nature only, meaning it will not be binding on Randolph Bank or on BNC or the Bank. Accordingly, because the merger agreement obligates BNC to make or cause to be made to the named executive officers certain cash payments, if the merger is completed, and regardless of the outcome of the advisory vote, the payments will be made, subject only to the conditions applicable to such payments, including the executive officers’ release of their rights under their existing benefit agreements with Randolph Bank. The Randolph Bank Board believes that the compensation that may be paid or become payable to Randolph Bank’s named executive officers pursuant to the terms of the merger agreement is fair given the current condition of Randolph Bank and its performance during this economic cycle.

THE RANDOLPH BANK BOARD RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL, ON AN ADVISORY NON-BINDING BASIS, OF THE COMPENSATION THAT MAY BE PAID OR BECOME PAYABLE TO RANDOLPH BANK’S NAMED EXECUTIVE OFFICERS IN CONNECTION WITH THE MERGER, INCLUDING THE AGREEMENTS AND UNDERSTANDINGS PURSUANT TO WHICH SUCH COMPENSATION MAY BE PAID OR BECOME PAYABLE.

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PROPOSAL 3 - PROPOSAL TO ADJOURN THE RANDOLPH BANK SPECIAL MEETING

If Randolph Bank does not receive a sufficient number of votes to constitute a quorum or approve the merger agreement, it may propose to adjourn the special meeting for the purpose of soliciting additional proxies to establish a quorum or approve the merger agreement. Randolph Bank does not currently intend to propose adjournment of the special meeting if there are sufficient votes to approve the merger agreement. If approval of the proposal to adjourn the special meeting for the purpose of soliciting additional proxies is submitted to the Randolph Bank shareholders for approval, the approval requires that the number of votes cast at the special meeting, in person or by proxy and entitled to vote thereon, in favor of the proposal exceeds the votes cast against the proposal, whether or not a quorum is present.

THE RANDOLPH BANK BOARD UNANIMOUSLY RECOMMENDS THAT RANDOLPH BANK SHAREHOLDERS VOTE “FOR” THE PROPOSAL TO ADJOURN THE SPECIAL MEETING, IF NECESSARY OR APPROPRIATE, INCLUDING TO SOLICIT ADDITIONAL PROXIES TO APPROVE THE MERGER AGREEMENT.

LEGAL MATTERS

The validity of BNC common stock to be issued in connection with the merger will be passed upon for BNC by Womble Carlyle Sandridge & Rice, LLP. Wyrick Robbins Yates & Ponton LLP, on behalf of Randolph Bank, will opine as to material federal income tax consequences of the merger.

EXPERTS

The consolidated financial statements of BNC and its subsidiary as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 and audit reports incorporated into this proxy statement/prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2012, have been so incorporated in reliance on the report of Cherry Bekaert LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The financial statements of Randolph Bank as of December 31, 2012 and 2011, and for the years ended December 31, 2012 and 2011, included herewith, have been audited by Elliott Davis, PLLC, an independent registered public accounting firm, as indicated in its related audit reports, and are included in reliance upon such reports and upon the authority of such firm as experts in accounting and auditing.

174

WHERE YOU CAN FIND MORE INFORMATION

BNC has filed a registration statement with the SEC under the Securities Act of 1933, as amended, or the Securities Act, that registers the shares of BNC common stock to be issued in the merger to Randolph Bank shareholders and includes this proxy statement/prospectus. The registration statement, including the attached exhibits and schedules, contains additional relevant information about BNC and its common stock, Randolph Bank and the combined company. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this proxy statement/prospectus.

In addition, BNC (File No. 000-50128) files reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at l-800-SEC-0330.

The SEC also maintains an Internet site that contains reports, proxy statements and other information about issuers, like BNC, that file electronically with the SEC. The address of that site is http://www.sec.gov. BNC’s Internet address is http://www.bncbancorp.com. The information on BNC’s Internet site is not a part of this proxy statement/prospectus.

You may obtain copies of the documents that BNC files with the SEC, free of charge, by going to the Investor Relations section of BNC’s website (http://www.bncbancorp.com), under the “About Our Bank” tab, or by written or oral request to Drema Michael, SVP, Investor and Corporate Relations, at 3980 Premier Drive, High Point, North Carolina 27265, telephone: (336) 869-9200.

Randolph Bank files reports, proxy statements, and other information with the FDIC under the Exchange Act. You may read and copy any reports, proxy and information statements, and other material filed by Randolph Bank with the FDIC under the Exchange Act at:

Registration, Disclosure and Securities Operations Unit
Federal Deposit Insurance Corporation
550 17th Street, N.W., Room F-6043
Washington, DC 20429

You may also obtain copies of these reports and other documents by contacting the FDIC by telephone and leaving a voicemail at (202) 898-8908 or at (202) 898-8913, by facsimile at (202) 898-8505 or by sending an e-mail to the FDIC filing desk at publicbankreports@fdic.gov.

You may also obtain, without charge, copies of these documents by sending your request in writing to:

R. Lee Davidson
Secretary
Randolph Bank & Trust Company
175 North Fayetteville Street
Asheboro, NC 27203

The SEC allows BNC to “incorporate by reference” information into this proxy statement/prospectus. This means that BNC can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/prospectus.

175

This proxy statement/prospectus incorporates by reference the documents listed below, except to the extent that any information in such filings is deemed “furnished” in accordance with SEC rules:

•	BNC’s Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on March 18, 2013;

•	Those portions of BNC’s Definitive Proxy Statement deemed incorporated into BNC’s Annual Report on Form 10-K, filed with the SEC on April 16, 2013;

•	BNC’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, filed with the SEC on May 10, 2013; and

•	BNC’s Current Reports on Form 8-K filed with the SEC on January 24, February 11, April 15, April 30, May 6, May 23, and May 31, 2013.

A description of BNC’s capital stock can be found herein under “Description of BNC Capital Stock.”

BNC incorporates by reference additional documents that it may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of Randolph Bank’s special meeting (other than the portions of those documents not deemed to be filed). These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

BNC has supplied all information contained or incorporated by reference into this proxy statement/prospectus relating to BNC, and Randolph Bank has supplied all such information relating to Randolph Bank.

You can obtain any of the documents incorporated by reference into this proxy statement/prospectus from BNC or from the SEC through the SEC’s Internet site at the address described above. Documents incorporated by reference are available from BNC without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. You can obtain documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from Drema Michael, SVP, Investor and Corporate Relations, at 3980 Premier Drive, High Point, North Carolina 27265, telephone: (336) 869-9200.

If you would like to request documents, please do so by [•], 2013, to receive them before the Randolph Bank special meeting. If you request any incorporated documents from BNC, we will mail them to you by first-class mail, or another equally prompt means, within one business day after we receive your request.

176

We have not authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that BNC has incorporated into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

177

FINANCIAL STATEMENTS OF RANDOLPH BANK & TRUST COMPANY

Index to Consolidated Financial Statements of Randolph Bank & Trust Company

F-1

Randolph Bank & Trust Company

Consolidated Balance Sheets (unaudited)

	March 31, 2013	December 31, 2012
ASSETS
Cash and due from banks	$11,610,108	$13,972,710
Interest -earning deposits with banks	21,291,896	5,578,024
Federal funds sold	105,000	110,000
Total cash and cash equivalents	33,007,004	19,660,734
Investment securities - available-for-sale, at fair value	84,394,963	79,394,592
Loans held for sale	1,432,116	7,488,393
Loans held for investment	167,838,269	170,908,482
Allowance for loan losses	(3,803,321)	(3,464,347)
Loans, net	164,034,948	167,444,135
Bank premises and equipment, net	4,788,786	5,174,300
Accrued interest receivable	1,096,861	981,568
Stock in Federal Home Loan Bank, at cost	629,600	707,800
Cash value of life insurance	4,897,624	4,797,316
Other real estate owned, net	4,576,958	6,224,039
Deferred tax asset	1,996,295	2,015,917
Other assets	1,345,647	1,428,920
TOTAL ASSETS	$302,200,802	$295,317,714
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
Noninterest -bearing demand	$43,695,735	$39,831,033
Interest -bearing demand	54,947,934	54,976,523
Savings and money markets	81,877,698	73,151,928
Time deposits	89,010,016	94,968,356
Total Deposits	269,531,383	262,927,840
Federal Home Loan Bank advances and other borrowings	6,100,000	6,100,000
Accrued expenses and other liabilities	851,830	851,153
TOTAL LIABILITIES	276,483,213	269,878,993
Commitments and contingencies - See Note 3

Shareholders' equity:
Preferred stock, $5 par value, $1,000 liquidation preference, 1,000,000 shares authorized:
2,300 Series A non-cumulative perpetual preferred shares issued and outstanding	11,500	11,500
6,229 Series B non-cumulative perpetual preferred shares issued and outstanding	31,145	31,145
311 Series C non-cumulative perpetual preferred shares issued and outstanding	1,555	1,555
Discount on preferred stock, net	(98,482)	(114,032)
Common stock, $5 par value, 2,500,000 shares authorized, 1,044,748 shares issued and outstanding in 2013 and 2012	5,223,740	5,223,740
Additional paid-in capital	23,339,512	23,339,512
Retained deficit	(3,769,764)	(4,001,809)
Accumulated other comprehensive income	978,383	947,110
TOTAL SHAREHOLDERS' EQUITY	25,717,589	25,438,721
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$302,200,802	$295,317,714

See accompanying notes.

F-2

Randolph Bank & Trust Company

Consolidated Statements of Operations (unaudited)

	Three Months Ended March 31,
	2013	2012
INTEREST INCOME
Loans	$2,385,516	$2,688,121
Investment securities available-for-sale	445,036	357,438
Federal funds sold and interest-earning deposits	12,659	19,733
TOTAL INTEREST INCOME	2,843,211	3,065,292
INTEREST EXPENSE
Demand deposits	100,152	123,264
Savings and money market deposits	76,394	109,986
Time deposits	259,399	362,948
Federal funds purchased	351	348
Federal Home Loan Bank and other borrowings	36,064	51,603
TOTAL INTEREST EXPENSE	472,360	648,149
NET INTEREST INCOME BEFORE PROVISION FOR LOAN LOSSES	2,370,851	2,417,143
PROVISION FOR LOAN LOSSES	947,792	173,756
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	1,423,059	2,243,387

NONINTEREST INCOME
Securities gains/(losses), net
Realized gains, net	185,240	-
Other than temporary impairment loss on available-for-sale securities	(6,089)	(34,000)
Total securities gains/(losses)	179,151	(34,000)

Service charges on deposit accounts	199,048	171,075
Gain/(loss) on sale of loans/other real estate owned/repossessed assets	9,408	(35,880)
Gain on sale of bank premises and equipment	82,856	-
Gain on sale of loans	670,677	225,307
Residential mortgage loans fee income	420,941	395,188
ATM fee income	126,693	133,364
Merchant services fees	55,186	53,999
Investment income commissions	1,520	28,194
Other	174,044	124,056
TOTAL NONINTEREST INCOME	1,919,524	1,061,303

NONINTEREST EXPENSE
Salaries and employee benefits	1,797,400	1,552,328
Occupancy and equipment	274,210	326,302
Marketing expense	42,355	58,165
Merchant services	57,087	49,733
Outside consulting and services	233,072	120,361
Loan collection expense	64,480	110,144
Other real estate expenses	(879)	414,734
ATM/POS expenses	74,417	60,513
FDIC assessment	102,035	95,908
Other operating expense	321,911	229,550
TOTAL NONINTEREST EXPENSE	2,966,088	3,017,738

INCOME BEFORE INCOME TAXES	376,495	286,952
INCOME TAX EXPENSE	128,900	94,200
NET INCOME	247,595	192,752

Dividends and accretion on preferred stock	(15,550)	(15,550)
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$232,045	$177,202

NET INCOME PER COMMON SHARE
Basic	$0.22	$0.17
Diluted	0.22	0.17

See accompanying notes.

F-3

Randolph Bank & Trust Company

Consolidated Statements of Comprehensive Income (unaudited)

For Three Months Ended March 31, 2013 and 2012

	Three Months Ended March 31,
	2013	2012
Net income	$247,595	$192,752

Other comprehensive income/(loss)
Securities available-for-sale:
Unrealized holding gains/(losses) on available-for-sale securities	230,046	(66,748)
Tax effect	(88,692)	25,733
Reclassification adjustment for (gains)/losses realized in income
Other than temporary impairment	6,089	34,000
Other realized gains	(185,240)	-
Tax effect	69,070	(13,108)
Total other comprehensive income/(loss)	31,273	(20,123)
Comprehensive income	$278,868	$172,629

See accompanying notes.

F-4

Randolph Bank & Trust Company

Consolidated Statements of Shareholders’ Equity (unaudited)

For Three Months Ended March 31, 2013 and 2012

								Accumulated
			Discount on			Additional		Other	Total
	Preferred Stock		Preferred	Common Stock		Paid-in	Retained	Comprehensive	Shareholders'
	Shares	Amount	Stock	Shares	Amount	Capital	Deficit	Income	Equity
Balance, December 31, 2011	8,840	$44,200	$(176,232)	1,044,748	$5,223,740	$23,339,512	$(3,653,853)	$216,628	$24,993,995
Net income	-	-	-	-	-	-	192,752	-	192,752
Other comprehensive loss	-	-	-	-	-	-	-	(20,123)	(20,123)
Amortization of preferred stock premium	-	-	(3,136)	-	-	-	3,136	-	-
Accretion of preferred stock discount	-	-	18,686	-	-	-	(18,686)	-	-
Balance, March 31, 2012	8,840	$44,200	$(160,682)	1,044,748	$5,223,740	$23,339,512	$(3,476,651)	$196,505	$25,166,624

Balance, December 31, 2012	8,840	$44,200	$(114,032)	1,044,748	$5,223,740	$23,339,512	$(4,001,809)	$947,110	$25,438,721
Net income	-	-	-	-	-	-	247,595	-	247,595
Other comprehensive income	-	-	-	-	-	-	-	31,273	31,273
Amortization of preferred stock premium	-	-	(3,136)	-	-	-	3,136	-	-
Accretion of preferred stock discount	-	-	18,686	-	-	-	(18,686)	-	-
Balance, March 31, 2013	8,840	$44,200	$(98,482)	1,044,748	$5,223,740	$23,339,512	$(3,769,764)	$978,383	$25,717,589

See accompanying notes.

F-5

Randolph Bank & Trust Company

Consolidated Statements of Cash Flows (unaudited)

	Three Months Ended March 31,
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$247,595	$192,752
Adjustments to reconcile net income to cash provided by/(used in) operating activities:
Depreciation and amortization	108,483	128,076
Increase in cash surrender value - life insurance	(100,308)	(37,984)
Amortization of discounts and premiums on securities	206,868	104,474
Provision for loan losses	947,792	173,756
Gain on disposal of bank premises and equipment	(82,856)	-
Gain on sale of investment securities	(185,240)	-
Other than temporary impairment loss	6,089	34,000
Loans held for sale:
Proceeds from sale of loans held for sale	31,526,223	12,654,106
Origination of loans held for sale	(24,799,269)	(11,796,485)
Net gain on sale of loans held for sale	(670,677)	(225,307)
(Gain)/loss on sale of other real estate owned	(7,907)	35,880
Gain on sale of repossessed assets	(1,501)	-
Loss on writedown of other real estate owned	9,320	376,293
Changes in assets and liabilities:
Increase in interest receivable	(115,293)	(29,299)
Decrease in other assets	24,773	74,827
Increase/(decrease) in accrued interest and other liabilities	677	(264,550)
NET CASH PROVIDED BY OPERATING ACTIVITIES	7,114,769	1,420,539

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of investment securities	(11,316,436)	(11,279,051)
Proceeds from sales, calls, and maturities of investment securities	6,339,243	1,824,717
Net decrease in loans	2,461,395	3,537,688
Purchases of bank premises and equipment	(4,813)	(21,965)
Proceeds from disposal of bank premises and equipment	364,700	-
Redemption of Federal Home Loan Bank stock	78,200	-
Capitalized other real estate owned expenses	-	(281,190)
Proceeds from sale of other real estate owned	1,645,668	168,120
Proceeds from sale of repossessed assets	60,001	431,564
NET CASH USED IN INVESTING ACTIVITIES	(372,042)	(5,620,117)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in demand and savings deposits	12,561,883	9,539,540
Net decrease in certificates of deposit	(5,958,340)	(3,458,234)
Net decrease in borrowings	-	(2,000,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES	6,603,543	4,081,306
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	13,346,270	(118,272)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	19,660,734	38,641,286
CASH AND CASH EQUIVALENTS, END OF PERIOD	$33,007,004	$38,523,014

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$509,531	$648,507
Income taxes, net of refunds	-	-

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Unrealized gains/(losses) on securities available-for-sale, net of deferred taxes	$31,273	$(20,123)
Transfer from loans to other real estate owned	-	-
Transfer from loans to repossessed assets	-	-

See accompanying notes.

F-6

RANDOLPH BANK & TRUST COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – BASIS OF PRESENTATION

Consolidation

The consolidated financial statements include the accounts of Randolph Bank & Trust Company (the “Bank”) and its wholly-owned subsidiaries, Randolph Investment Services Company, which provides brokerage services through an arrangement with an independent local registered broker-dealer, and Sandy Creek Golf, Inc., a golf facility that the Bank acquired through foreclosure. Effective third quarter 2012, Sandy Creek Golf, Inc. ceased golf course operations. All intercompany transactions and balances have been eliminated in consolidation.

Basis of Presentation

In management’s opinion, the financial information, which is unaudited, reflects all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the financial information as of and for the three month periods ended March 31, 2013 and 2012, in conformity with accounting principles generally accepted in the United States of America. Operating results for the three month period ended March 31, 2013 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2013.

The organization and business of the Bank, accounting policies followed by the Bank and other information are contained in the notes to the financial statements filed as part of the Bank’s annual report on Form 10-K. This quarterly report should be read in conjunction with such annual report.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses (the “ALLL”).

Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. In preparing these financial statements, subsequent events were evaluated through the time the financial statements were issued and all material subsequent events have been either recognized or disclosed in the notes to the financial statements.

Recent Accounting Pronouncements

The following is a summary of recent authoritative pronouncements that could impact the accounting, reporting and/or disclosure of financial information by the Bank.

The Comprehensive Income topic of the ASC was amended in June 2011. The amendment eliminated the option to present other comprehensive income as a part of the statement of changes in shareholders’ equity and required consecutive presentation of the statement of net income and other comprehensive income. The amendments were applicable to the Bank January 1, 2012 and have been applied retrospectively. In December 2011, the topic was further amended to defer the effective date of presenting reclassification adjustments from other comprehensive income to net income on the face of the financial statements while the FASB redeliberated the presentation requirements for the reclassification adjustments. In February 2013, the FASB further amended the Comprehensive Income topic clarifying the conclusions from such redeliberations. Specifically, the amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments do require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, in certain circumstances an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. The amendments were effective for the Bank on a prospective basis beginning January 1, 2013. These amendments did not have a material effect on the Bank’s financial statements.

F-7

RANDOLPH BANK & TRUST COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Bank’s financial position, results of operations or cash flows.

Reclassifications

Certain amounts in the 2012 consolidated financial statements have been reclassified to conform to the 2013 presentation. The reclassifications had no effect on net income/(loss) or shareholders’ equity as previously reported.

NOTE 2 – INVESTMENT SECURITIES

The amortized cost and fair values of investment securities available-for-sale at March 31, 2013 and December 31, 2012 are shown in the following tables.

	March 31, 2013
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
U.S. Treasury securities and obligations of U.S. government agencies	$51,964,903	$593,900	$63,787	$52,495,016
Obligations of states and political subdivisions	398,084	13,465	-	411,549
Residential mortgage-backed securities
U.S. government-sponsored enterprises	15,075,516	563,401	16,002	15,622,915
Non-U.S. government-sponsored enterprises	2,607,764	45,171	28,028	2,624,907
Commercial mortgage-backed securities	9,146,425	182,411	78,589	9,250,247
Corporate debt securities	2,998,828	32,615	100,000	2,931,443
Equity securities	611,182	447,704	-	1,058,886
Total available-for-sale securities	$82,802,702	$1,878,667	$286,406	$84,394,963

	December 31, 2012
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
U.S. Treasury securities and obligations of U.S. government agencies	$45,878,330	$572,505	$79,033	$46,371,802
Obligations of states and political subdivisions	894,073	13,158	5,119	902,112
Residential mortgage-backed securities
U.S. government-sponsored enterprises	16,911,058	597,082	2,152	17,505,988
Non-U.S. government-sponsored enterprises	3,178,876	-	124,878	3,053,998
Commercial mortgage-backed securities	7,677,175	232,799	36,360	7,873,614
Corporate debt securities	2,498,646	21,803	1,562	2,518,887
Asset-backed securities	203,889	-	-	203,889
Equity securities	611,176	353,126	-	964,302
Total available-for-sale securities	$77,853,223	$1,790,473	$249,104	$79,394,592

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. For this reason, and because mortgage-backed securities (“MBS”) pay down as the underlying mortgages pay down, MBS are presented separately in the following table. Equity securities are not shown as they do not follow a specific maturity schedule. The Bank has an equity interest in one company which is a business development company under the Investment Company Act of 1940.

F-8

RANDOLPH BANK & TRUST COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The amortized cost and fair values of investment securities available-for-sale at March 31, 2013 by expected maturity are shown in the following table:

	Available-for-Sale
	Amortized	Fair
	Cost	Value
Due within one year	$-	$-
Due after one year through five years	2,098,732	2,133,259
Due after five years through ten years	6,122,426	6,184,608
Due after ten years	47,140,657	47,520,141
Total	55,361,815	55,838,008
Mortgage-backed securities	26,829,705	27,498,069
Total	$82,191,520	$83,336,077

At March 31, 2013, the unrealized losses relate to eight MBS, six U.S. government agency securities and one corporate debt security, all of which were investment grade securities when they were purchased. Of the eight MBS, three are private label securities and five are U.S. government-sponsored enterprises securities, all of which have been downgraded since their purchase. Additionally, the Bank has two private label securities currently with unrealized gains. All of the private label securities are being monitored for impairment on a regular basis. Based on a third-party evaluation in 2013, the Bank determined that one of these securities had credit losses evident. During the first quarter of 2013 and 2012, the Bank recorded other than temporary impairment (“OTTI”) charges of $6,100 and $34,000, respectively, which were recognized in consolidated statements of operations. With respect to all of the other securities with continuous unrealized losses, since none of the unrealized losses relate to the issuer’s ability to honor redemption obligations for the specific tranche level held, but rather to the illiquidity of the market and problems that exist at other levels of the particular issues, and because management believes it is more likely than not that the Bank will hold these securities until recovery, none of these securities are deemed to be other than temporarily impaired.

The following tables show gross unrealized losses and fair values of investment securities, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, at March 31, 2013 and December 31, 2012.

	March 31, 2013
	Less Than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
U.S. Treasury securities and obligations of U.S. government agencies	$12,828,870	$63,787	$-	$-	$12,828,870	$63,787
Residential mortgage-backed securities
U.S. government-sponsored enterprises	2,728,318	13,922	349,084	2,080	3,077,402	16,002
Non-U.S. government-sponsored enterprises	-	-	1,339,210	28,028	1,339,210	28,028
Commercial mortgage-backed securities	4,137,905	78,589	-	-	4,137,905	78,589
Corporate debt securities	400,000	100,000	-	-	400,000	100,000
Total securities	$20,095,093	$256,298	$1,688,294	$30,108	$21,783,387	$286,406

	December 31, 2012
	Less Than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
U.S. Treasury securities and obligations of U.S. government agencies	$7,034,924	$79,033	$-	$-	$7,034,924	$79,033
Obligations of states and political subdivisions	240,960	5,119	-	-	240,960	5,119
Residential mortgage-backed securities
U.S. government-sponsored enterprises	-	-	366,263	2,152	366,263	2,152
Non-U.S. government-sponsored enterprises	-	-	3,053,997	124,878	3,053,997	124,878
Commercial mortgage-backed securities	2,687,110	36,360	-	-	2,687,110	36,360
Corporate debt securities	998,438	1,562	-	-	998,438	1,562
Total securities	$10,961,432	$122,074	$3,420,260	$127,030	$14,381,692	$249,104

F-9

RANDOLPH BANK & TRUST COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Bank conducts periodic reviews to identify and evaluate each investment that has an unrealized loss for OTTI. An unrealized loss exists when the current fair value of an individual security is less than its amortized cost basis. Unrealized losses that are determined to be temporary in nature are recorded, net of tax, in accumulated other comprehensive income for available-for-sale securities.

Factors considered in determining whether a loss is temporary include:

•	The financial condition and near-term prospects of the issuer, including any specific events that may influence the operations of the issuer;
•	The Bank’s intent to sell and whether it is more likely than not that the Bank will be required to sell these debt securities before the anticipated recovery of the amortized cost basis;
•	The length of the time and the extent to which the market value has been less than cost;
•	Whether the decline in fair value is attributable to specific conditions, such as conditions in an industry or in a geographic area;
•	Whether a debt security has been downgraded by a rating agency;
•	Whether the financial condition of the issuer has deteriorated;
•	The seniority of the security;
•	Whether dividends have been reduced or eliminated, or scheduled interest payments on debt securities have not been made; and
•	Any other relevant available information.

During the three months ended March 31, 2013 and 2012, the Bank recorded OTTI losses on available-for-sale securities as follows:

	Three Months Ended
	March 31, 2013	March 31, 2012
Total OTTI loss realized and unrealized	$6,089	$34,000
OTTI recognized in other comprehensive income (noncredit component)	-	-
Net impairment losses recognized in earnings (credit component)	$6,089	$34,000

During the three months ended March 31, 2013 and 2012, OTTI occurred for which only a portion is attributed to credit loss and recognized in earnings. The remainder was reported in other comprehensive income. The following is an analysis of amounts relating to credit losses on debt securities recognized in earnings during the three months ended March 31, 2013 and 2012.

	Three Months Ended
	March 31, 2013	March 31, 2012
Balance at beginning of period	$893,764	$1,075,400
OTTI not previously recognized	-	-
Additional increase for which an OTTI was previously recognized related to credit losses	6,089	34,000
Realized losses during the period	(205,503)	(36,974)
Balance related to credit losses on debt securities at end of period	$694,350	$1,072,426

As of March 31, 2013, those debt securities with OTTI in which only the amount of loss related to credit was recognized in earnings were the five private label MBS referred to earlier.

Securities with a book value of $2.3 million and $2.6 million and a fair value of $2.4 million and $2.7 million at March 31, 2013 and December 31, 2012, respectively, were pledged to secure public monies, other borrowings and for other purposes as required or permitted by law.

A summary of sales of investment securities showing approximate gains for the three months ended March 31, 2013 and 2012 follows.

F-10

RANDOLPH BANK & TRUST COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Total	Gross Realized
	Proceeds	Gains	Losses
Three Months Ended
March 31, 2013	$1,235,241	$185,240	$-
March 31, 2012	-	-	-

NOTE 3 – LOANS

The following table summarizes gross loans and net deferred fees at March 31, 2013 and December 31, 2012.

	March 31, 2013	December 31, 2012
Commercial
Commercial and industrial	$26,590,949	$26,371,637
Construction/land development	15,110,183	17,605,160
Commercial real estate	65,760,735	64,504,591
Consumer
Mortgage	41,178,038	43,258,972
Equity lines	15,756,714	15,576,868
Consumer - other	3,698,802	3,835,690
Net deferred fees	(257,152)	(244,436)
Total loans	$167,838,269	$170,908,482

Randolph Bank had $137.8 million in loans secured by real estate at March 31, 2013. However, these loans were not concentrated in any specific market or geographic area other than the Bank’s primary markets. Certain loans have been pledged as collateral for all outstanding Federal Home Loan Bank advances and certain other corporate purposes at March 31, 2013 and December 31, 2012.

The following is a summary of nonperforming assets and loans 90 days or more past due and still accruing interest at March 31, 2013 and December 31, 2012:

	March 31,	December 31,
	2013	2012
Nonaccrual loans	$5,740,067	$4,785,612
Performing restructured loans	-	112,991
Other real estate owned, net	4,576,958	6,224,039
Repossessed assets	-	58,500
Total nonperforming assets	10,317,025	11,181,142
Loans 90 days or more past due and still accruing	-	-
Total nonperforming assets and loans 90 days or more past due and still accruing	$10,317,025	$11,181,142

At March 31, 2013, the Bank held foreclosed real estate totaling $4.6 million. At December 31, 2012, that amount was $6.2 million. Specifically, three relationships accounted for $3.9 million of the outstanding balance at March 31, 2013. In addition to foreclosed real estate at March 31, 2013, the Bank held no repossessed assets since a repossessed modular home was sold in March 2013. At December 31, 2012, repossessed assets consisted of the modular home in the amount of $58,500.

At March 31, 2013 and December 31, 2012, the recorded investment in loans considered impaired, which includes nonaccrual loans and performing restructured loans, totaled $5.7 million and $4.9 million, respectively. The Bank individually evaluates all loans identified as impaired except for nonaccrual loans under $50,000. Thus, of the total impairment amounts, $5.5 million and $4.6 million were individually evaluated at March 31, 2013 and December 31, 2012, respectively. The remaining balance in both years was evaluated collectively with all other loans. At March 31, 2013, the ALLL had $591,200 in specific reserves on impaired loans with a recorded investment of $2.5 million while at December 31, 2012, the ALLL had specific reserves of $500,000 on impaired loans with a recorded investment of $2.4 million. Based upon extensive analyses of the credits, including collateral position, loss exposure, guaranties, or other considerations, no reserve for the remaining $3.0 million and $2.2 million in impaired credits at March 31, 2013 and December 31, 2012, respectively, was deemed necessary as it is the Bank’s policy to charge-off the amount deemed to be impaired on individually evaluated loans.

F-11

RANDOLPH BANK & TRUST COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes information relative to impaired loans by portfolio segment for the three month period ended March 31, 2013:

		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income	Interest
	Investment	Balance	Allowance	Investment	Recognized	Income Paid
Commercial and industrial	$1,541,958	$2,478,932	$91,202	$1,473,907	$-	$-
Construction/land development	-	-	-	-	-	-
Commercial real estate	3,698,804	4,325,373	500,000	3,252,050	-	-
Mortgage	286,684	804,972	-	343,180	-	-
Equity lines	-	-	-	-	-	-
Consumer - other	-	-	-	-	-	-
Total impaired loans	$5,527,446	$7,609,277	$591,202	$5,069,137	$-	$-

The following table summarizes information relative to impaired loans by portfolio segment for the twelve month period ended December 31, 2012:

		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income	Interest
	Investment	Balance	Allowance	Investment	Recognized	Income Paid
Commercial and industrial	$1,405,856	$2,342,830	$-	$1,771,958	$-	$-
Construction/land development	-	-	-	20,835	-	-
Commercial real estate	2,805,297	2,870,000	500,000	2,271,580	-	-
Mortgage	399,676	917,963	-	673,990	10,937	10,631
Equity lines	-	-	-	20,752	-	-
Consumer - other	-	-	-	-	-	-
Total impaired loans	$4,610,829	$6,130,793	$500,000	$4,759,115	$10,937	$10,631

All of the Bank’s loans, commitments, and commercial and standby letters of credit have been granted to customers in the Bank’s market area. Substantially all such customers are depositors of the Bank. The distribution of commitments to extend credit approximates the distribution of loans outstanding. At March 31, 2013, loan commitments were as follows:

Contact or
Notional
Amount
Undisbursed lines of credit	$11,102,753
Commitments to extend credit	20,962,362
Letters of credit	397,512
Total commitments	$32,462,627

The following tables detail the recorded investment in loans by portfolio segment and disaggregated on the basis of impairment methodology at March 31, 2013 and December 31, 2012, respectively.

F-12

RANDOLPH BANK & TRUST COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	March 31, 2013
	Individually	Collectively	Total
Reviewed for impairment:
Commercial and industrial	$1,541,958	$25,019,722	$26,561,680
Construction/land development	-	15,043,421	15,043,421
Commercial real estate	3,698,804	61,945,017	65,643,821
Mortgage	286,684	40,796,359	41,083,043
Equity lines	-	15,832,157	15,832,157
Consumer - other	-	3,674,147	3,674,147
Total	$5,527,446	$162,310,823	$167,838,269

	December 31, 2012
	Individually	Collectively	Total
Reviewed for impairment:
Commercial and industrial	$1,405,856	$21,171,396	$22,577,252
Construction/land development	-	8,297,552	8,297,552
Commercial real estate	3,204,973	93,302,208	96,507,181
Mortgage	-	22,429,857	22,429,857
Equity lines	-	15,781,588	15,781,588
Consumer - other	-	5,315,052	5,315,052
Total	$4,610,829	$166,297,653	$170,908,482

The Bank monitors the credit quality of its loan portfolio using internal risk ratings and delinquency status which is the primary factor considered in determining whether a loan should be classified as nonaccrual. The Bank assigns an internal risk rating at loan origination and reviews the relationship again on an annual basis or at any point management becomes aware of information affecting the borrower’s ability to fulfill their obligations. The risk ratings are defined as follows:

Pass – Includes grades that range from “excellent credit” to “low satisfactory.” At the low end, loans may exhibit repayment weaknesses or marginal or unproven secondary sources to liquidate the debt.

Watch/Special Mention – Includes loans with occasional past-due problems, loans that have inadequate loan documentation or loans that have inadequate control over collateral. These credit facilities have potential developing weaknesses that warrant extra attention from the loan officer or other management personnel.

Substandard – Loans must have a well-defined weakness or weaknesses t hat jeopardize the liquidation of the debt. Such loans are no longer considered to be adequately protected due to the borrower’s declining net worth, lack of earnings capacity, declining collateral margins and/or unperfected collateral positions. The repayment ability of the borrower is marginal or weak and the loan may have exhibited excessive overdue status or extensions and/or renewals.

Doubtful – Loans classified as Doubtful have all the weaknesses inherent in loans classified Substandard, plus the added characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions, and values highly questionable and improbable. However, these loans are not yet rated as loss because certain events may occur which would salvage the debt.

Loss – Loans classified as Loss are considered uncollectible.

The following tables present the credit quality indicators associated with the Bank’s loan portfolio as of March 31, 2013 and December 31, 2012:

F-13

RANDOLPH BANK & TRUST COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Credit Risk Profile Based on Internal Risk Grade

		Watch/
March 31, 2013	Pass	Special Mention	Substandard	Doubtful	Total
Commercial and industrial	$22,429,310	$2,327,896	$1,804,474	$-	$26,561,680
Construction/land development	14,985,864	57,557	-	-	15,043,421
Commercial real estate	58,870,184	800,338	5,973,299	-	65,643,821
Mortgage	38,012,451	790,151	2,280,441	-	41,083,043
Equity lines	15,537,311	104,782	190,064	-	15,832,157
Consumer - other	3,659,948	-	14,199	-	3,674,147
Total	$153,495,068	$4,080,724	$10,262,477	$-	$167,838,269

		Watch/
December 31, 2012	Pass	Special Mention	Substandard	Doubtful	Total
Commercial and industrial	$24,186,301	$348,076	$1,820,047	$-	$26,354,424
Construction/land development	17,431,240	58,854	31,252	-	17,521,346
Commercial real estate	57,602,868	806,837	3,255,453	2,745,375	64,410,533
Mortgage	38,524,023	3,077,476	1,552,055	-	43,153,554
Equity lines	15,327,653	104,782	221,036	-	15,653,471
Consumer - other	3,800,237	-	14,917	-	3,815,154
Total	$156,872,322	$4,396,025	$6,894,760	$2,745,375	$170,908,482

Credit Risk Profile Based on Payment Activity

March 31, 2013	Performing	Nonperforming	Total
Commercial and industrial	$24,991,580	$1,570,100	$26,561,680
Construction/land development	15,043,421	-	15,043,421
Commercial real estate	61,928,521	3,715,300	65,643,821
Mortgage	40,642,575	440,468	41,083,043
Equity lines	15,832,157	-	15,832,157
Consumer - other	3,659,948	14,199	3,674,147
Total	$162,098,202	$5,740,067	$167,838,269

December 31, 2012	Performing	Nonperforming	Total
Commercial and industrial	$24,912,614	$1,441,810	$26,354,424
Construction/land development	17,490,094	31,252	17,521,346
Commercial real estate	61,588,738	2,821,795	64,410,533
Mortgage	42,707,259	446,295	43,153,554
Equity lines	15,623,928	29,543	15,653,471
Consumer - other	3,800,237	14,917	3,815,154
Total	$166,122,870	$4,785,612	$170,908,482

The following table represents an aging analysis of the Bank’s past due loans as of March 31, 2013 and December 31, 2012. The amounts shown are the recorded amounts net of deferred fees and costs.

F-14

RANDOLPH BANK & TRUST COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

							Recorded
							Investment
	30-59 Days	60-89 Days	Greater than	Total Past		Total Loans	> 90 Days
March 31, 2013	Past Due	Past Due	90 Days	Due	Current	Receivable	and Accruing
Commercial
Commercial and industrial	$49,449	$-	$1,405,756	$1,455,205	$25,106,475	$26,561,680	$-
Construction/land development	6,235	-	-	6,235	15,037,186	15,043,421	-
Commercial real estate	3,183,764	-	3,565,190	6,748,954	58,894,867	65,643,821	-
Consumer
Mortgage	962,435	-	319,571	1,282,006	39,801,037	41,083,043	-
Equity lines	19,215	-	-	19,215	15,812,942	15,832,157	-
Consumer - other	1,663	-	-	1,663	3,672,484	3,674,147	-
Total	$4,222,761	$-	$5,290,517	$9,513,278	$158,324,991	$167,838,269	$-

							Recorded
							Investment
	30-59 Days	60-89 Days	Greater than	Total Past		Total Loans	> 90 Days
December 31, 2012	Past Due	Past Due	90 Days	Due	Current	Receivable	and Accruing
Commercial
Commercial and industrial	$79,186	$-	$1,405,856	$1,485,042	$24,869,382	$26,354,424	$-
Construction/land development	9,155	-	31,252	40,407	17,480,939	17,521,346	-
Commercial real estate	1,459,373	-	2,651,795	4,111,168	60,299,365	64,410,533	-
Consumer
Mortgage	582,159	41,776	320,597	944,532	42,209,022	43,153,554	-
Equity lines	45,757	29,543	-	75,300	15,578,171	15,653,471	-
Consumer - other	-	-	-	-	3,815,154	3,815,154	-
Total	$2,175,630	$71,319	$4,409,500	$6,656,449	$164,252,033	$170,908,482	$-

The following table represents the carrying value of the Bank’s loans on nonaccrual status, including nonperforming restructured loans as of March 31, 2013 and December 31, 2012:

	March 31, 2013	December 31, 2012
Commercial:
Commercial and industrial	$1,570,100	$1,441,810
Construction/land development	-	31,252
Commercial real estate	3,715,300	2,821,795
Consumer:
Mortgage	440,468	446,295
Equity lines	-	29,543
Consumer - other	14,199	14,917
Total	$5,740,067	$4,785,612

NOTE 4 – TROUBLED DEBT RESTRUCTURINGS

As a result of adopting the amendments in ASU 2011-02, the Bank reassessed all restructurings that occurred on or after the beginning of the fiscal year of adoption (January 1, 2011) to determine whether they are considered troubled debt restructurings (“TDRs”) under the amended guidance. The amendments in ASU 2011-02 require prospective application of the impairment measurement guidance in ASC 310-10-35 for those loans newly identified as impaired.

In situations where, for economic or legal reasons related to a borrower's financial difficulties, management may grant a concession for other than an insignificant period of time to the borrower that would not otherwise be considered, the related loan is classified as a TDR. Management strives to identify borrowers in financial difficulty early and work with them to modify to more affordable terms. These modified terms may include rate reductions, principal forgiveness, payment forbearance and other actions intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral. All loan modifications are made on a case-by-case basis; however, all modifications are not automatically classified as a TDR. Any loan classified as a TDR must by definition be measured for impairment under ASC 310-10 (formerly FAS 114).

F-15

RANDOLPH BANK & TRUST COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables summarize for the three months ended March 31, 2013 and March 31, 2012, respectively, the recorded investment in loans for which the allowance was previously measured under a general allowance methodology and are now impaired under ASU 310-10-35.

	For the Three Months Ended March 31, 2013			For the Three Months Ended March 31, 2012
		Pre-Modification	Post-Modification		Pre-Modification	Post-Modification
	Number	Outstanding	Outstanding	Number	Outstanding	Outstanding
	of	Recorded	Recorded	of	Recorded	Recorded
	Loans	Investment	Investment	Loans	Investment	Investment
Nonaccrual loans
Construction/land development	-	-	-	1	$-	$31,252
Mortgage	-	-	-	1	43,509	15,068
Total nonaccrual loans	-	$-	$-	2	$43,509	$46,320
Accrual loans
Mortgage	-	-	-	1	$495,817	$495,817
Total accrual loans	-	$-	$-	1	$495,817	$495,817
Total	-	$-	$-	3	$539,326	$542,137

The Bank had no restructured loans at March 31, 2013. However, the Bank had $542,100 of restructured loans at March 31, 2012. Restructured loans totaling $46,300 were included in nonaccrual loans at March 31, 2012. Restructured loans totaling $495,800 were included in accruing loans at March 31, 2012.

The Bank had no restructurings that experienced a payment default during the three month periods ended March 31, 2013 and March 31, 2012, respectively, that had been classified as restructurings during the previous 12 months. The Bank defines payment default as movement of the restructuring to nonaccrual status, foreclosure or charge-off, whichever occurs first.

NOTE 5 – ALLOWANCE FOR LOAN LOSSES

Management estimates the ALLL required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations, estimated collateral values, economic conditions and other factors. The allowance consists of several components - one component is for loans that are individually classified as impaired and the other components are for collective loan impairment. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

The ALLL, as a percentage of loans held for investment and loans held for sale, was 2.25% at March 31, 2013, compared to 1.76% at March 31, 2012. At December 31, 2012, the ALLL, as a percentage of loans held for investment and loans held for sale, was 1.94%.

An analysis of changes in the ALLL is as follows:

	Three Months Ended March 31,
	2013	2012
Balance, beginning of period	$3,464,347	$3,164,471
Provision for losses charged to continuing operations	947,792	173,756
Net charge-offs:
Charge-offs	(619,935)	(144,684)
Recoveries	11,117	17,001
Net charge-offs	(608,818)	(127,683)
Balance, end of period	$3,803,321	$3,210,544
Allowance for loan losses to loans held for investment and loans held for sale	2.25%	1.76%

F-16

RANDOLPH BANK & TRUST COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

An analysis of activity in the ALLL for the three month periods ended March 31, 2013 and 2012 is presented in the tables below. The beginning and ending balances shown by portfolio segment are the gross loan amounts net of deferred fees/costs.

	Three Months Ended March 31, 2013
	Balance
	Beginning	Provision for	Loan	Loan	Balance End
	of Period	Loan Losses	Charge-offs	Recoveries	of Period
Commercial and industrial	$507,567	$139,087	$-	$-	$646,654
Construction/land development	832,331	(128,122)	(31,252)	-	672,957
Commercial real estate	1,178,441	1,286,797	(541,746)	-	1,923,492
Mortgage	359,905	(53,206)	-	4,934	311,633
Equity lines	190,461	41,234	(34,363)	-	197,332
Consumer - other	45,135	12,509	(12,574)	6,183	51,253
Unallocated	350,507	(350,507)	-	-	-
Total	$3,464,347	$947,792	$(619,935)	$11,117	$3,803,321

	Three Months Ended March 31, 2012
	Balance
	Beginning	Provision for	Loan	Loan	Balance End
	of Period	Loan Losses	Charge-offs	Recoveries	of Period
Commercial and industrial	$490,164	$(8,621)	$-	$10,656	$492,199
Construction/land development	196,644	38,448	-	-	235,092
Commercial real estate	1,392,387	101,357	-	-	1,493,744
Mortgage	763,853	51,431	(123,403)	-	691,881
Equity lines	9,654	129,637	-	-	139,291
Consumer - other	15,830	33,577	(21,281)	6,345	34,471
Unallocated	295,939	(172,073)	-	-	123,866
Total	$3,164,471	$173,756	$(144,684)	$17,001	$3,210,544

NOTE 6 – OTHER REAL ESTATE OWNED

Other real estate owned (“OREO”) represents properties acquired through, or in lieu of, loan foreclosure and are initially recorded at fair value less estimated costs to sell. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or the new fair value less estimated costs to sell. Fair value is generally determined by appraisal.

The following table summarizes the activity in OREO at the periods indicated.

F-17

RANDOLPH BANK & TRUST COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Three Months Ended March 31,
	2013	2012
Beginning balance	$8,068,758	$10,275,614
OREO transferred from loans	-	-
Additional cost capitalized	-	281,190
Sales proceeds	(1,645,668)	(168,120)
Gain/(loss) on sales	7,907	(35,880)
Valuation allowance related to properties sold	(886,342)	(30,000)
Ending balance	$5,544,655	$10,322,804

Valuation allowance:
Beginning balance	$(1,844,719)	$(825,618)
Write-downs	(9,320)	(376,293)
Valuation allowance related to properties sold	886,342	30,000
Total valuation allowance	(967,697)	(1,171,911)
Ending balance, net	$4,576,958	$9,150,893

NOTE 7 – EARNINGS PER COMMON SHARE

Basic and diluted net income per common share calculations are based on the weighted average number of common shares outstanding during each period. Diluted net income per common share reflects the potential dilution that could occur if stock options or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the net income of the Bank. Dividends paid and net discount/accretion on preferred stock are subtracted from net income in calculating net income available to common shareholders. For the three months ended March 31, 2013 and 2012, all shares related to stock options were anti-dilutive because the exercise price exceeded the average market price for those periods and were omitted from the calculation of dilutive earnings per share for those periods.

Basic and diluted net income per common share have been computed based upon net income as presented in the accompanying consolidated statements of operations divided by the weighted average number of common shares outstanding or assumed to be outstanding as summarized in the following table.

	Three Months Ended
	March 31,
	2013	2012
Consolidated net income	$247,595	$192,752
Less: dividends and accretion on preferred stock	(15,550)	(15,550)
Net income available to common shareholders	$232,045	$177,202

Weighted average shares outstanding	1,044,748	1,044,748
Dilutive effect of stock options	-	-
Weighted average shares outstanding - basic and diluted	1,044,748	1,044,748

Net income per common share - basic	$0.22	$0.17
Net income per common share - diluted	0.22	0.17

NOTE 8 – STOCK COMPENSATION PLANS

The Bank had one share-based compensation plan that expired in May 2008. Therefore, no new option grants can be awarded under this plan, but existing awards can still be exercised. All stock options that have been issued under the plan are fully vested. Therefore, there was no compensation cost charged against income for the plan for the three months ended March 31, 2013 and $1,400 compensation cost for the three months ended March 31, 2012. There was no tax benefit recognized for share-based compensation arrangements during the periods.

F-18

RANDOLPH BANK & TRUST COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The Bank carries various assets and liabilities at fair value based on applicable accounting standards. Accounting standards have established a framework for measuring fair value and defines fair value as the exchange price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants. These standards also established a three level fair value hierarchy that describes the inputs that are used to measure assets and liabilities (see Note 10). Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank’s entire holdings of a particular financial instrument. Because no active market readily exists for a portion of the Bank’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents – The carrying amounts reported in the statements of financial condition for cash and cash equivalents approximate those assets’ fair values. Because these amounts generally relate to either currency or highly liquid assets, these are considered a Level 1 valuation.

Investment securities – Fair value for investment securities equals quoted market price if such information is available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans held for sale – The carrying value of loans held for sale approximates fair value because of the short-term nature of the contractual commitment to sell the loans. Virtually all of the loans held for sale have commitments to be purchased by investors. The Bank usually delivers to, and receives funding from the investor within 30 days.

Loans – For variable-rate loans that re-price frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans are estimated using discounted cash flow analyses based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Accrued interest receivable – The carrying amounts of accrued interest approximate fair value.

Bank-owned life insurance – The carrying value of life insurance approximate s fair value because this investment is carried at cash surrender value, as determined by the insurer.

Federal Home Loan Bank stock – The carrying amount of the stock approximates fair value because of the redemption provisions of the stock, which is held as a requirement of membership.

Deposits – The fair value of demand and savings deposits is the amount payable on demand at the reporting date. The fair value of time deposits is estimated by discounting expected cash flows using the rates currently offered for deposits of similar remaining maturities. Time deposits are considered Level 2 valuations.

Borrowings – The carrying amount of federal funds purchased approximates fair value. Fair values of other borrowings are estimated using discounted cash flow analyses based on the Bank’s current incremental borrowing rates for similar types of borrowing arrangements, if a quoted market price is not available and are considered Level 3 valuations.

Accrued interest payable – The carrying amounts of accrued interest approximate fair value.

F-19

RANDOLPH BANK & TRUST COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Financial instruments with off-balance sheet risk – With regard to financial instruments with off-balance sheet risk, it is not practicable to estimate the fair value of future financing commitments, and, because, in the case of loans sold with limited recourse, the Bank has access to underlying collateral and other lender’s remedies, the fair value of such recourse loans is estimated to have only a nominal value.

The carrying amounts and estimated fair values of the Bank’s financial instruments, none of which are held for trading purposes, are as follows at March 31, 2013 and December 31, 2012:

	March 31, 2013		December 31, 2012
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Financial Assets
Cash and cash equivalents	$33,007,004	$33,007,004	$19,660,734	$19,660,734
Investment securities available-for-sale	84,394,963	84,394,963	79,394,592	79,394,592
Loans held for sale	1,432,116	1,432,116	7,488,393	7,488,393
Loans held for investment, net	164,034,948	174,292,657	167,444,135	170,930,912
Cash value of life insurance	4,897,624	4,897,624	4,797,316	4,797,316
Accrued interest receivable	1,096,861	1,096,861	981,568	981,568
FHLB stock	629,600	629,600	707,800	707,800

Financial Liabilities
Deposits	269,531,383	269,350,496	262,927,840	263,365,870
Borrowings	6,100,000	6,361,230	6,100,000	6,389,752
Accrued interest payable	69,626	69,626	65,904	65,904

NOTE 10 – FAIR VALUE OF ASSETS AND LIABILITIES

The Bank has elected to account for certain assets and liabilities under the fair value option. While this standard does not require any financial instruments to be measured at fair value, the guidance requires that the provisions of the applicable standard must be applied in situations where other accounting pronouncements either permit or require fair value measurement. The Bank reports fair value on a limited basis, most notably for available-for-sale investment securities. The Bank may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis. These include assets that are measured at the lower of cost or market that were recognized at fair value which was below cost at the end of the period. Assets subject to nonrecurring use of fair value measurements could include loans held for sale, goodwill, and foreclosed assets.

We group our financial assets and financial liabilities measured at fair value in three levels based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuations for assets and liabilities traded in active exchange markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party services for identical or comparable assets or liabilities which use observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or brokered traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

F-20

RANDOLPH BANK & TRUST COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following schedule presents the carrying amounts and estimated fair value of the Bank’s financial instruments as of March 31, 2013 and December 31, 2012. This table excludes financial instruments for which the carrying amount approximates fair value.

			Fair Value Measurements
			Quoted
			Prices in
			Active Markets	Significant
			for Identical	Other	Significant
			Assets or	Observable	Unobservable
	Carrying	Estimated	Liabilities	Inputs	Inputs
	Amount	Fair Value	(Level 1)	(Level 2)	(Level 3)
March 31, 2013
Financial Instruments - Assets
Loans held for investment, net	$164,034,948	$174,292,657	$-	$-	$174,292,657
Financial Instruments - Liabilities
Deposits	269,531,383	269,350,496	-	269,350,496	-
Borrowings	6,100,000	6,361,230	-	6,361,230	-

December 31, 2012
Financial Instruments - Assets
Loans held for investment, net	$167,444,135	$170,930,912	$-	$-	$170,930,912
Financial Instruments - Liabilities
Deposits	262,927,840	263,365,870	-	263,365,870	-
Borrowings	6,100,000	6,389,752	-	6,389,752	-

The following tables present the balances of assets and liabilities measured at fair value on a recurring basis as of March 31, 2013 and December 31, 2012.

	March 31, 2013
	Total	Level 1	Level 2	Level 3
U.S. Treasury securities and obligations of U.S. government agencies	$52,495,016	$6,343,535	$46,151,481	$-
Obligations of states and political subdivisions	411,549	-	411,549	-
Residential mortgage-backed securities
U.S. government-sponsored enterprises	15,622,915	-	15,622,915	-
Non-U.S. government-sponsored enterprises	2,624,907	-	-	2,624,907
Commercial mortgage-backed securities	9,250,247	-	9,250,247	-
Corporate debt securities	2,931,443	-	2,531,443	400,000
Asset-backed securities	-	-	-	-
Equity securities	1,058,886	1,058,886	-	-
Loans held for sale	1,432,116	-	1,432,116	-
Total assets at fair value	$85,827,079	$7,402,421	$75,399,751	$3,024,907

F-21

RANDOLPH BANK & TRUST COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2012
	Total	Level 1	Level 2	Level 3
U.S. Treasury securities and obligations of U.S. government agencies	$46,371,802	$2,265,000	$44,106,802	$-
Obligations of states and political subdivisions	902,112	-	902,112	-
Residential mortgage-backed securities
U.S. government-sponsored enterprises	17,505,988	-	17,505,988	-
Non-U.S. government-sponsored enterprises	3,053,998	-	-	3,053,998
Commercial mortgage-backed securities	7,873,614	-	7,873,614	-
Corporate debt securities	2,518,887	-	2,018,887	500,000
Asset-backed securities	203,889	-	-	203,889
Equity securities	964,302	964,302	-	-
Loans held for sale	7,488,393	-	7,488,393	-
Total assets at fair value	$86,882,985	$3,229,302	$79,895,796	$3,757,887

The following tables present the balances of assets measured at fair value on a non-recurring basis.

	March 31, 2013
	Total	Level 1	Level 2	Level 3
Impaired loans	$5,527,446	$-	$-	$5,527,446
Other real estate owned	4,576,958	-	-	4,576,958
Repossessed assets	-	-	-	-
Total assets at fair value	$10,104,404	$-	$-	$10,104,404

	December 31, 2012
	Total	Level 1	Level 2	Level 3
Impaired loans	$4,610,829	$-	$-	$4,610,829
Other real estate owned	6,224,039	-	-	6,224,039
Repossessed assets	58,500	-	-	58,500
Total assets at fair value	$10,893,368	$-	$-	$10,893,368

The table below presents reconciliations of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the periods indicated. The transfer from level 3 during 2013 represents one bond, which was a trust preferred security, sold in March 2013.

	Fair Value Measurements Using Significant Unobservable Inputs
	(Level 3)
	Corporate Debt and Non-Agency Mortgage-backed Securities
	Three Months Ended March 31,
	2013	2012
Balance at balance at January 1,	$3,757,887	$3,813,698
Total gains/(losses), realized/unrealized:
Included in earnings	150,319	(27,626)
Included in other comprehensive income	42,021	(14,672)
Purchases, issuances and settlements	(107,079)	(290,375)
Transfers into Level 3	-	-
Sales	(818,241)	-
Ending balance at March 31,	$3,024,907	$3,481,025

F-22

RANDOLPH BANK & TRUST COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For Level 3 assets and liabilities measured at fair value on a recurring or non-recurring basis as of March 31, 2013, the significant unobservable inputs used in the fair value measurements were as follows:

			Significant	Significant
	Fair Value at	Valuation	Unobservable	Unobservable
	March 31, 2013	Technique	Inputs	Input Value
Investment securities available-for-sale	$3,024,907	Third party impairment	Independent	N/A
		analysis/pricing models	projections of loss

Impaired loans	$5,527,446	Appraised value/	Appraisals and/or sales	N/A
		discount cash flows/	of comparable properties/
		market value of the note	independent quotes

OREO/Repossessed assets	$4,576,958	Appraised value/	Appraisals and/or sales	N/A
		comparable sales/	of comparable properties/
		other estimates from	independent quotes/bids
independent sources

NOTE 11 – SUBSEQUENT EVENTS

Subsequent events are events or transactions that occur after the balance sheet date, but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Non-recognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet, but arose after that date. Management has reviewed events occurring through the date the financial statements were available to be issued and no subsequent events occurred requiring accrual.

F-23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Randolph Bank & Trust Company

Asheboro, North Carolina

We have audited the accompanying consolidated balance sheets of Randolph Bank & Trust Company and subsidiaries (the Bank) as of December 31, 2012 and 2011, and the related statements of operations, comprehensive income/(loss), shareholders’ equity, and cash flows for each of the years then ended. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Bank is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Randolph Bank & Trust Company and subsidiaries as of December 31, 2012 and 2011 and the related statement of operations, comprehensive income/(loss), changes in shareholders’ equity, and cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Elliott Davis, PLLC

Charlotte, North Carolina

March 27, 2013

F-24

RANDOLPH BANK & TRUST COMPANY

CONSOLIDATED BALANCE SHEETS

	December 31, 2012	December 31, 2011
ASSETS
Cash and due from banks	$13,972,710	$20,827,242
Interest -earning deposits with banks	5,578,024	16,804,044
Federal funds sold	110,000	1,010,000
Total cash and cash equivalents	19,660,734	38,641,286

Investment securities - available-for-sale, at fair value	79,394,592	42,773,330
Loans held for sale	7,488,393	1,637,694
Loans held for investment	170,908,482	184,903,428
Allowance for loan losses	(3,464,347)	(3,164,471)
Loans, net	167,444,135	181,738,957

Bank premises and equipment, net	5,174,300	5,543,884
Accrued interest receivable	981,568	964,061
Stock in Federal Home Loan Bank, at cost	707,800	1,070,200
Cash value of life insurance	4,797,316	1,654,860
Other real estate owned, net	6,224,039	9,449,996
Deferred tax asset	2,015,917	2,318,681
Other assets	1,428,920	2,446,620
TOTAL ASSETS	$295,317,714	$288,239,569

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
Noninterest -bearing demand	$39,831,033	$32,047,119
Interest -bearing demand	54,976,523	55,925,139
Savings and money markets	73,151,928	57,580,245
Time deposits	94,968,356	108,482,102
Total Deposits	262,927,840	254,034,605

Federal Home Loan Bank advances and other borrowings	6,100,000	8,100,000
Accrued expenses and other liabilities	851,153	1,110,969
TOTAL LIABILITIES	269,878,993	263,245,574

Commitments and contingencies - See Notes 3, 16 and 17

Shareholders' equity:
Preferred stock, $5 par value, $1,000 liquidation preference, 1,000,000 shares authorized:
2,300 Series A non-cumulative perpetual preferred shares issued and outstanding	11,500	11,500
6,229 Series B non-cumulative perpetual preferred shares issued and outstanding	31,145	31,145
311 Series C non-cumulative perpetual preferred shares issued and outstanding	1,555	1,555
Discount on preferred stock, net	(114,032)	(176,232)
Common stock, $5 par value, 2,500,000 shares authorized, 1,044,748 shares issued and outstanding in 2012 and 2011	5,223,740	5,223,740
Additional paid-in capital	23,339,512	23,339,512
Retained deficit	(4,001,809)	(3,653,853)
Accumulated other comprehensive income	947,110	216,628
TOTAL SHAREHOLDERS' EQUITY	25,438,721	24,993,995
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$295,317,714	$288,239,569

See accompanying notes.

F-25

RANDOLPH BANK & TRUST COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2012	2011
INTEREST INCOME
Loans	$10,455,698	$11,098,848
Investment securities available-for-sale	1,574,458	1,443,482
Other interest income	73,941	60,744
TOTAL INTEREST INCOME	12,104,097	12,603,074

INTEREST EXPENSE
Demand deposits	500,868	499,451
Savings and money market deposits	448,319	359,860
Time deposits	1,321,966	1,778,884
Federal funds purchased	1,452	1,907
Federal Home Loan Bank and other borrowings	161,783	221,864
TOTAL INTEREST EXPENSE	2,434,388	2,861,966

NET INTEREST INCOME BEFORE PROVISION FOR LOAN LOSSES	9,669,709	9,741,108
PROVISION FOR LOAN LOSSES	1,671,833	3,003,230
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	7,997,876	6,737,878

NONINTEREST INCOME
Securities gains/(losses), net
Realized gains, net	-	55,113
Other than temporary impairment loss on available for sale securities	(66,837)	(114,000)
Total securities losses	(66,837)	(58,887)

Service charges on deposit accounts	741,888	617,470
(Loss)/gain on sale of loans/other real estate owned/repossessed assets	(252,548)	50,706
Gain/(loss) on sale of bank premises and equipment	9,316	(15,504)
Gain on sale of loans	1,607,748	1,180,208
Residential mortgage loans fee income	1,352,514	712,261
ATM fee income	539,313	518,880
Merchant services fees	224,922	231,282
Investment income commissions	68,637	225,609
Other	457,592	259,863
TOTAL NON INTEREST INCOME	4,682,545	3,721,888

NONINTEREST EXPENSE
Salaries and employee benefits	6,392,248	5,973,424
Occupancy and equipment	1,291,973	1,409,517
Marketing expense	280,216	263,151
Merchant services	218,559	213,278
Outside consulting and services	891,050	557,998
Loan collect ion expense	451,500	573,110
Other real estate expenses	1,637,098	838,790
ATM/POS expenses	303,856	256,226
FDIC assessment	405,940	448,007
Other operating expense	1,102,934	935,831
TOTAL NON INTEREST EXPENSE	12,975,374	11,469,332

LOSS BEFORE INCOME TAXES	(294,953)	(1,009,566)
INCOME TAX BENEFIT	(148,533)	(139,029)
NET LO SS	(146,420)	(870,537)
Dividends and accretion on preferred stock	(201,535)	(340,872)
NET LOSS AVAILABLE TO COMMON SHAREHOLDERS	$(347,955)	$(1,211,409)

NET LOSS PER COMMON SHARE
Basic	$(0.33)	$(1.16)
Diluted	(0.33)	(1.16)

See accompanying notes.

F-26

RANDOLPH BANK & TRUST COMPANY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For Years Ended December 31,
	2012	2011
Net loss	$(146,420)	$(870,537)
Other comprehensive income/(loss)
Securities available-for-sale:
Unrealized holding gains/(losses) on available-for-sale securities	1,121,982	(57,330)
Tax effect	(432,569)	22,103
Reclassification adjustment for (gains)/losses realized in income
Other than temporary impairment	66,837	114,000
Other realized gains	-	(55,113)
Tax effect	(25,768)	(22,703)
Total other comprehensive income	730,482	957
Comprehensive income/(loss)	$584,062	$(869,580)

See accompanying notes.

F-27

RANDOLPH BANK & TRUST COMPANY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

								Accumulated
			Discount on			Additional		Other	Total
	Preferred Stock		Preferred	Common Stock		Paid-in	Retained	Comprehensive	Shareholders'
	Shares	Amount	Stock	Shares	Amount	Capital	Deficit	Income	Equity
Balance, December 31, 2010	8,840	$44,200	$(238,432)	1,044,748	$5,223,740	$23,330,279	$(2,442,444)	$215,671	$26,133,014
Net loss	-	-	-	-	-	-	(870,537)	-	(870,537)
Other comprehensive income	-	-	-	-	-	-	-	957	957
Amortization of Series A preferred stock discount	-	-	-	-	-	9,233	-	-	9,233
Preferred stock dividend	-	-	-	-	-	-	(278,672)	-	(278,672)
Amortization of preferred stock premium	-	-	(12,544)	-	-	-	12,544	-	-
Accretion of preferred stock discount	-	-	74,744	-	-	-	(74,744)	-	-
Balance, December 31, 2011	8,840	44,200	(176,232)	1,044,748	5,223,740	23,339,512	(3,653,853)	216,628	24,993,995
Net loss	-	-	-	-	-	-	(146,420)	-	(146,420)
Other comprehensive income	-	-	-	-	-	-	-	730,482	730,482
Preferred stock dividend	-	-	-	-	-	-	(139,336)	-	(139,336)
Amortization of preferred stock premium	-	-	(12,548)	-	-	-	12,548	-	-
Accretion of preferred stock discount	-	-	74,748	-	-	-	(74,748)	-	-
Balance, December 31, 2012	8,840	$44,200	$(114,032)	1,044,748	$5,223,740	$23,339,512	$(4,001,809)	$947,110	$25,438,721

See accompanying notes.

F-28

RANDOLPH BANK & TRUST COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(146,420)	$(870,537)
Adjustments to reconcile net loss to cash provided by/(used in) operating activities:
Depreciation and amortization	555,201	597,871
Deferred income taxes	(155,574)	(144,027)
Increase in cash surrender value - life insurance	(142,456)	(74,589)
Amortization of discounts and premiums on securities	573,239	289,459
Accretion of discount on Series A preferred stock	-	9,233
Provision for loan losses	1,671,833	3,003,230
(Gain)/loss on disposal of bank premises and equipment	(9,316)	15,504
Gain on sale of investment securities	-	(55,113)
Other than temporary impairment loss	66,837	114,000
Loans held for sale:
Proceeds from sale of loans held for sale	86,517,537	66,831,740
Origination of loans held for sale	(90,760,956)	(67,289,226)
Net gain on sale of loans held for sale	(1,607,280)	(1,180,208)
Loss/(gain) on sale of other real estate owned	182,759	(58,766)
Loss on sale of repossessed assets	69,789	8,060
Loss on writedown of other real estate owned	1,353,984	300,618
Loss on writedown of repossessed assets	-	62,539
Changes in assets and liabilities:
(Increase)/decrease in interest receivable	(17,507)	25,095
Decrease in other assets	281,967	806,949
Decrease in accrued interest and other liabilities	(259,816)	(222,463)
NET CASH (USED IN)/PROVIDED BY OPERATING ACTIVITIES	(1,826,179)	2,169,369

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of investment securities	(52,377,873)	(19,490,127)
Proceeds from sales, calls, and maturities of investment securities	16,305,354	11,207,549
Purchase of life insurance policies	(3,000,000)	-
Net decrease in loans	12,572,750	3,623,571
Purchases of bank premises and equipment	(221,508)	(148,096)
Proceeds from disposal of bank premises and equipment	45,207	100
Redemption of Federal Home Loan Bank stock	362,400	393,100
Capitalized other real estate owned expenses	(336,861)	(212,615)
Proceeds from sale of other real estate owned	2,076,314	1,143,182
Proceeds from sale of repossessed assets	665,945	608,000
NET CASH USED IN INVESTING ACTIVITIES	(23,908,272)	(2,875,336)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in demand and savings deposits	22,406,981	14,593,831
Net decrease in certificates of deposit	(13,513,746)	(13,465,889)
Net decrease in borrowings	(2,000,000)	(3,000,000)
Payment of cash dividends	(139,336)	(278,672)
NET CASH PROVIDED BY/(USED IN) FINANCING ACTIVITIES	6,753,899	(2,150,730)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(18,980,552)	(2,856,697)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	38,641,286	41,497,983
CASH AND CASH EQUIVALENTS, END OF YEAR	$19,660,734	$38,641,286

SUPPLEMENTAL DISCLOSURES OF CAS H FLOW INFORMATION
Cash paid/(received) during the year for:
Interest	$2,475,639	$2,876,017
Income taxes, net of refunds	40,213	3,723

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Unrealized gains on securities available for sale, net of deferred taxes	$730,482	$957
Transfer from loans to other real estate owned	50,239	8,633,245
Transfer from loans to repossessed assets	-	1,376,334

See accompanying notes.

F-29

RANDOLPH BANK & TRUST COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS

Randolph Bank & Trust Company (the “Bank”) is a state chartered independent community bank that offers full banking services to customers in Randolph County, Alamance County and adjacent counties in North Carolina. In addition, the Bank has a lending presence in both Wake County and Pitt County, North Carolina. The accounting and reporting policies of the Bank conform to accounting principles generally accepted in the United States of America and to general practice within the banking industry. The following is a description of the more significant of those policies which the Bank follows in preparing and presenting its consolidated financial statements.

The consolidated financial statements include the accounts of the Bank and its wholly-owned subsidiaries, Randolph Investment Services Company, which provides brokerage services through an arrangement with an independent local firm, and Sandy Creek Golf, Inc., a golf facility acquired through foreclosure that was being operated by the Bank. Effective third quarter 2012, Sandy Creek Golf, Inc. ceased golf course operations. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses (the “ALLL”).

Reclassifications

Certain amounts in the 2011 consolidated financial statements have been reclassified to conform to the 2012 presentation. The reclassifications had no effect on net income/ (loss) or shareholders’ equity as previously reported.

Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks, Federal funds sold and interest-earning balances with banks. Generally, cash and cash equivalents have maturities of three months or less, and accordingly, the carrying amount of these instruments is deemed to be fair value. Generally, Federal funds sold are repurchased the following day.

Investment Securities

Available-for-sale securities are carried at fair value and consist primarily of bonds and mortgage-backed securities (“MBS”) not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses on available-for-sale securities are reported as a net amount in accumulated other comprehensive income/(loss). Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Bonds and MBS for which the Bank has the positive intent and ability to hold to maturity are reported at amortized cost. Premiums and discounts on investment securities are recognized in interest income using the interest method over the expected period to maturity. Declines in the fair value of individual held to maturity and available-for-sale securities below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. Such write-downs would be included in earnings as realized losses.

Certain equity security investments that do not have readily determinable fair values and for which the Bank does not exercise significant influence are carried at cost and classified separately on the balance sheet. At December 31, 2012 and 2011, these securities consisted entirely of shares of Federal Home Loan Bank of Atlanta (“FHLB”) that are held as a requirement of membership. Due to the redemption provisions of the FHLB, the Bank estimated the fair value of the stock to be equal to the cost at December 31, 2012 and 2011 and continues to monitor the investment for impairment.

F-30

Loans Held for Sale

The Bank originates fixed rate residential loans which are sold on a servicing released basis in the secondary market. Loans closed, but not yet settled with other investors, are carried in the Bank’s loans held for sale portfolio. These loans have been originated in the Bank’s name and have closed. Virtually all of these loans have commitments to be purchased by investors, and the majority of these loans were locked in by price with the investors on the same day or shortly thereafter that the loan was locked in with the Bank’s customers. Therefore, these loans present very little market risk for the Bank. The Bank usually delivers to, and receives funding from, the investor within 30 days. Commitments to sell these loans to the investor are considered derivative contracts and are sold to investors on a “best efforts” basis. These loans are carried at fair value. The Bank is not obligated to deliver a loan or pay a penalty if a loan is not delivered to an investor. As a result of the short-term nature of these derivative contracts, the fair value of the mortgage loans held for sale in most cases is the same as the value of the loan amount at its origination.

The Bank calculates a mortgage loan warranty reserve for possible future claims that might arise from borrower fraud that is later detected on loans we originated and sold or from underwriting errors we made on loans originated and sold. Based on our favorable warranty claims history and our assessment of future possible claims, no warranty liability was recorded at December 31, 2012 or 2011.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balance adjusted for any charge-offs, the ALLL and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

Interest on loans is credited to income based on the principal amounts outstanding and is recorded as earned on an accrual basis. Origination fees and costs are amortized to income over the contractual life of the related loans as an adjustment of yield.

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

The Bank classifies all loans past due when the payment of principal and interest based upon contractual terms is greater than 30 days delinquent. Generally, the accrual of interest is discontinued on loans 90 days past due as to principal and interest unless in management’s opinion collection of both principal and interest is assured by way of collateralization, guarantees or other security and the loan is in the process of collection. Interest income is subsequently recognized only to the extent cash payments are received. Loans are returned to accrual status when management determines, based on evaluation of the underlying collateral together with the borrower’s payment record and financial condition, that the borrower has the ability and intent to meet the contractual obligations of the loan agreement. Loans are written down or charged off when management has determined the loan to be uncollectible in part or in total.

Allowance for Loan Losses and Reserve for Unfunded Lending Commitments

The ALLL and reserve for unfunded lending commitments are management’s best estimate of probable credit losses inherent in the loan portfolio and off-balance sheet lending commitments at the balance sheet date. The Bank determines the ALLL and the reserve for unfunded lending commitments based on an ongoing evaluation. This evaluation is inherently subjective because it requires material estimates, including the amounts and timing of cash flows expected to be received on impaired loans. Those estimates are susceptible to significant change.

F-31

Changes to the ALLL are made by charges to the provision for loan losses, while changes to the reserve for unfunded lending commitments are charged to noninterest expense. The methodology used to determine the amount of the charge for loans involves the evaluation by management of smaller balance, homogenous loans such as consumer and residential mortgage loans, for impairment on a collective basis. Larger balance commercial loans are considered impaired when it is probable that all amounts due will not be collected in accordance with the contractual terms of the loan agreement. Factors that influence management’s judgment include, but are not limited to, loan payment pattern, source of repayment, and the value of collateral. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, or upon the fair value of the collateral if the loan is collateral dependent. If the recorded investment in the loan exceeds the measure of fair value, a valuation allowance is established as a component of the ALLL. In addition to the portion of the ALLL allocated to specific loans and segments of the loan portfolio, the Bank has developed a component of the allowance based on qualitative and environmental factors that is not applied to specific loan groups. Qualitative factors are identified by management that relate to the Bank’s specific profile and influences from economic factors including interest rate trends, unemployment rates, commercial real estate vacancy rates, inflation, housing sales and energy cost. Other qualitative factors considered include portfolio growth, credit grade migration, loan to value exceptions, and account officer tenure at the Bank. The methodology used to determine the reserve for unfunded lending commitments is inherently similar to that used to determine the collective component of the ALLL described above, adjusted for factors specific to binding commitments, including the probability of funding and exposure at default. While management uses the best information available to establish the ALLL and the reserve for unfunded lending commitments, future adjustments may be necessary if economic conditions differ substantially from the assumptions used in computing the allowance or, if required by regulators, based upon information available to them at the time of their examinations. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing ALLL is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed herein. Any material increase in the ALLL may adversely affect the Bank’s financial condition and results of operations.

Nonperforming Assets

Nonperforming assets include nonaccrual loans, restructured loans and foreclosed property. Foreclosed property consists of real estate and other assets acquired as a result of customers’ loan defaults. The Bank’s policies related to when loans are placed on nonaccrual status conform to guidelines prescribed by bank regulatory authorities. The majority of commercial and consumer loans are placed on nonaccrual status when it is probable that principal or interest is not fully collectible, or generally when principal or interest becomes 90 days past due, whichever occurs first. Certain loans past due 90 days or more may remain on accrual status if management determines that it does not have concern over the collectibility of principal and interest. Generally, when loans are placed on nonaccrual status, accrued interest receivable is reversed against interest income in the current period. Interest payments received thereafter are applied as a reduction to the remaining principal balance as long as concern exists as to the ultimate collection of the principal. Loans are generally removed from nonaccrual status when they become current as to both principal and interest and concern no longer exists as to the collectability of principal and interest. Assets acquired as a result of foreclosure are carried at the lower of cost or net realizable value. Net realizable value equals fair value less estimated selling costs. Cost is determined based on the sum of unpaid principal, accrued but unpaid interest if not required to be reversed, and acquisition costs associated with the loan. Any excess of cost over net realizable value at the time of foreclosure is charged to the ALLL. Nonperforming assets are subject to periodic revaluations of the collateral underlying impaired loans and foreclosed real estate. The periodic revaluations are generally based on the appraised value of the property and may include additional liquidity adjustments based upon the expected retention period. Routine maintenance costs, subsequent declines in market value and net losses on disposal are included in foreclosed property expense. Improvements that increase the value of foreclosed real estate are capitalized.

Restructurings

Modifications to a borrower’s debt agreement are considered troubled debt restructurings (“TDRs”) if a concession is granted for economic or legal reasons related to a borrower’s financial difficulties that otherwise would not be considered. TDRs are undertaken in order to improve the likelihood of recovery on the loan and may take the form of modifications made with the stated interest rate lower than the current market rate for new debt with similar risk, other modifications to the structure of the loan that fall outside of normal underwriting policies and procedures, or in certain limited circumstances forgiveness of principal or interest. TDRs can involve loans remaining on nonaccrual, moving to nonaccrual, or continuing on accruing status, depending on the individual facts and circumstances of the borrower. In circumstances where the restructuring involves charging off a portion of the loan balance, the Bank typically classifies these TDRs as nonaccrual. In connection with commercial TDRs, the decision to maintain a loan that has been restructured on accrual status is based on a current, well documented credit evaluation of the borrower’s financial condition and prospects for repayment under the modified terms. This evaluation includes consideration of the borrower’s current capacity to pay, which among other things may include a review of the borrower’s current financial statements, an analysis of global cash flow sufficient to pay all debt obligations, and an evaluation of secondary sources of payment from the client and any guarantors. This evaluation also includes an evaluation of the borrower’s current willingness to pay, which may include a review of past payment history, an evaluation of the borrower’s willingness to provide information on a timely basis, and consideration of offers from the borrower to provide additional collateral or guarantor support. The credit evaluation also reflects consideration of the borrower’s future capacity and willingness to pay, which may include evaluation of cash flow projections, consideration of the adequacy of collateral to cover all principal and interest and trends indicating improving profitability and collectability of receivables. The evaluation of mortgage and consumer loans includes an evaluation of the client’s debt to income ratio, credit report, property value, loan vintage, and certain other client-specific factors that have impacted their ability to make timely principal and interest payments on the loan. Restructured nonaccrual loans may be returned to accrual status based on a current, well-documented credit evaluation of the borrower’s financial condition and prospects for repayment under the modified terms. This evaluation must include consideration of the borrower’s sustained historical repayment performance for a reasonable period (generally a minimum of six months) prior to the date on which the loan is returned to accrual status. Sustained historical repayment performance for a reasonable time prior to the restructuring may be taken into account. In connection with retail TDRs, a nonperforming loan will be returned to accruing status when current as to principal and interest and upon a sustained historical repayment performance (generally a minimum of six months).

F-32

Other Real Estate Owned

Other real estate owned includes real estate acquired through foreclosure. Other real estate owned is carried at the lower of cost (principal balance at date of foreclosure) or fair value minus estimated cost to sell. Any write-downs at the date of foreclosure are charged to the allowance for loan losses. Expenses to maintain such assets, subsequent changes in the valuation allowance, and gains or losses on disposal are included in other expenses.

Bank Premises and Equipment

Bank premises and equipment, exclusive of land, which are carried at cost, are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed primarily on accelerated methods over the estimated useful lives of the assets. Useful lives range from three to seven years for furniture and equipment, from twenty-two to forty years for buildings and over the shorter of the estimated useful lives or the terms of the respective leases for leasehold improvements. Repair and maintenance costs are charged to operations as incurred, and additions and improvements to premises and equipment are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are removed from the accounts and any gains or losses are reflected in current operations.

Income Taxes

There are two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. These gross deferred tax assets and liabilities represent decreases or increases in taxes expected to be paid in the future because of future reversals of temporary differences in the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements. Deferred tax assets are also recognized for tax attributes such as net operating loss carryforwards and tax credit carryforwards. Valuation allowances are recorded to reduce deferred tax assets to the amounts management concludes are more-likely-than-not to be realized.

Income tax benefits are recognized and measured based upon a two-step model: 1) a tax position must be more-likely-than-not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest dollar amount of that position that is more-likely-than-not to be sustained upon settlement. The difference between the benefit recognized and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit. The Bank records income tax-related interest and penalties, if applicable, within income tax expense.

Stock Compensation Plans

The Bank has a stock-based compensation plan as more fully discussed in Note 10 in this report. Under accounting guidance for stock compensation, compensation cost recognized includes cost for all share-based awards.

Per Share Results

Basic and diluted net loss per common share are computed based on the weighted average number of common shares outstanding during each period. Diluted net loss per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the net loss of the Bank. Dividends paid on preferred stock are subtracted from net loss in calculating net loss available to common shareholders. For the years ended December 31, 2012 and 2011, there was no dilutive effect related to stock options as a net loss available for common shareholders was reported for each period.

Basic and diluted net loss per common share have been computed based upon net income/(loss) available to common shareholders as presented in the accompanying consolidated statements of operations divided by the weighted average number of common shares outstanding or assumed to be outstanding as summarized below:

F-33

	2012	2011
Weighted average number of common shares used in computing basic net loss per share	1,044,748	1,044,748
Effect of dilutive stock options	-	-
Weighted average number of common shares and dilutive potential common shares used in computing diluted net loss per share	1,044,748	1,044,748

Accumulated Other Comprehensive Income/(Loss)

The Bank reports as accumulated other comprehensive income/(loss) all changes in shareholders’ equity during the year from sources other than shareholders. Accumulated other comprehensive income refers to all components (revenues, expenses, gains, and losses) of comprehensive income that are excluded from net income/(loss). The Bank’s only component of accumulated other comprehensive income/(loss) at December 31, 2012 and 2011 is unrealized gains and losses on investment securities available-for-sale.

Segment Reporting

Management is required by accounting guidance to report selected financial and descriptive information about reportable operating segments. The guidance also establishes standards for related disclosures about products and services, geographic areas, and major customers. Generally, disclosures are required for segments internally identified to evaluate performance and resource allocation. In all material respects, the Bank’s operations are entirely within the commercial banking segment, and the consolidated financial statements presented herein reflect the results of that segment.

Risks and Uncertainties

In the normal course of its business, the Bank encounters two significant types of risk: economic and regulatory. The two primary components of economic risk to the Bank are credit risk and market risk. Credit risk is the risk of default on the Bank’s loan portfolio that results from borrowers’ failure to make contractually required payments. Market risk arises principally from interest rate risk inherent in our lending, investing, deposit and borrowing activities.

The Bank is subject to the regulations of various government agencies. These regulations may change significantly from period to period. The Bank also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances or operating restrictions resulting from the regulators’ judgments based upon information available to them at the time of their examination.

Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. In preparing these financial statements, subsequent events were evaluated through the time the financial statements were issued and all material subsequent events have been either recognized or disclosed in the notes to the financial statements.

Recent Accounting Pronouncements

The following is a summary of recent authoritative pronouncements that could impact the accounting, reporting and disclosure of financial information by the Bank.

In April 2011, the FASB issued ASU No. 2011-03, Reconsideration of Effective Control for Repurchase Agreements. The Update amends existing guidance to remove from the assessment of effective control, the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms and the collateral maintenance implementation guidance related to that criterion. The other criteria to assess effective control were not changed. The amendments were effective for the Bank on January 1, 2012 and had no effect on the Bank’s consolidated financial statements.

F-34

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. The Update amends existing guidance by clarifying the application of existing fair value measurement and disclosure requirements and by changing particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. The amendments were effective for the Bank beginning January 1, 2012. The adoption of this guidance has resulted in expanded narrative and tabular disclosures regarding fair value measurements in the Bank’s consolidated financial statements, as reflected in Note 19.

In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income. The amendments eliminate the option to present other comprehensive income as a part of the statement of changes in stockholders’ equity and require that changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The Bank implemented this guidance in the period ended December 31, 2011; the adoption of these amendments affected the presentation of the Bank’s consolidated financial statements, but did not change the items that are reported in other comprehensive income. In December 3011, the FASB further amended this topic with ASU No. 2011-12. The amendment deferred the effective date of presenting reclassification adjustments from other comprehensive income to net income on the face of the financial statements. Companies are still required to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect prior to the amendments while FASB redeliberates further requirements.

The FASB amended the Comprehensive Income topic of the ASC in February 2013. The amendments addresses reporting of amounts reclassified out of accumulated other comprehensive income. Specifically, the amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments do require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, in certain circumstances an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. The amendments will be effective for the Bank on a prospective basis for reporting periods beginning after December 15, 2012. Early adoption is permitted. The Bank does not expect these amendments to have a material effect on it financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Bank’s financial position, results of operations or cash flows.

From time to time the FASB issues exposure drafts for proposed statements of financial accounting standards. Such exposure drafts are subject to comment from the public, to revisions by the FASB and to final issuance by the FASB as statements of financial accounting standards. Management considers the effect of the proposed statements on the consolidated financial statements of the Bank and monitors the status of changes to and proposed effective dates of exposure drafts.

F-35

NOTE 2 – SECURITIES

The amortized cost and fair values of investment securities available-for-sale at December 31, 2012 and 2011 are shown in the following tables.

	December 31, 2012
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
U.S. Treasury securities and obligations of U.S. government agencies	$45,878,330	$572,505	$79,033	$46,371,802
Obligations of states and political subdivisions	894,073	13,158	5,119	902,112
Residential mortgage-backed securities
U.S. government-sponsored enterprises	16,911,058	597,082	2,152	17,505,988
Non-U.S. government-sponsored enterprises	3,178,876	-	124,878	3,053,998
Commercial mortgage-backed securities	7,677,175	232,799	36,360	7,873,614
Corporate debt securities	2,498,646	21,803	1,562	2,518,887
Asset-backed securities	203,889	-	-	203,889
Equity securities	611,176	353,126	-	964,302
Total available-for-sale securities	$77,853,223	$1,790,473	$249,104	$79,394,592

	December 31, 2011
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
U.S. Treasury securities and obligations of U.S. government agencies	$17,001,332	$122,170	$1,571	$17,121,931
Obligations of states and political subdivisions	882,982	16,160	-	899,142
Residential mortgage-backed securities
U.S. government-sponsored enterprises	16,225,510	649,242	9,181	16,865,571
Non-U.S. government-sponsored enterprises	3,870,455	-	426,756	3,443,699
Commercial mortgage-backed securities	704	26	-	730
Corporate debt securities	3,506,239	15,233	203,964	3,317,508
Asset-backed securities	322,382	79,045	-	401,427
Equity securities	611,176	112,146	-	723,322
Total available-for-sale securities	$42,420,780	$994,022	$641,472	$42,773,330

The amortized cost and fair values of investment securities available-for-sale at December 31, 2012 by expected maturity are shown in the following table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. For this reason, and because MBS pay down as the underlying mortgages pay down, MBS are presented separately below. Equity securities are not shown as they do not follow a specific maturity schedule. The Bank has an equity interest in one company which is a business development company under the Investment Company Act of 1940.

	Available-for-Sale
	Amortized	Fair
	Cost	Value
Due within one year	$250,000	$250,632
Due after one year through five years	2,098,542	2,121,187
Due after five years through ten years	8,092,934	8,155,440
Due after ten years	39,033,462	39,469,431
Total	49,474,938	49,996,690
Mortgage-backed securities	27,767,109	28,433,600
Total	$77,242,047	$78,430,290

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At December 31, 2012, the unrealized losses related to nine MBS, four government agency securities, two corporate debt securities, and one obligation of states and political subdivisions, all of which were investment grade securities when they were purchased. Of the nine MBS, six are private label securities, all of which have been downgraded since their purchase. All of the six private label securities are being monitored for impairment on a regular basis. Based on third-party evaluations in 2012, the Bank determined that certain of these securities had credit losses evident. At December 31, 2012 and 2011, the Bank recorded other-than-temporary-impairment (“OTTI”) charges totaling $66,900 and $114,000, respectively, which were recognized in consolidated statements of operations. With respect to all of the other securities with continuous unrealized losses, since none of the unrealized losses relate to the issuer’s ability to honor redemption obligations for the specific tranche level held, but rather to the illiquidity of the market and problems that exist at other levels of the particular issues, and because management believes it is more likely than not that the Bank will hold these securities until recovery, none of these securities are deemed to be other than temporarily impaired.

The following tables show gross unrealized losses and fair values of investment securities, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, at December 31, 2012 and 2011.

	December 31, 2012
	Less Than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
U.S. Treasury securities and obligations of U.S. government agencies	$7,034,924	$79,033	$-	$-	$7,034,924	$79,033
Obligations of states and political subdivisions	240,960	5,119	-	-	240,960	5,119
Residential mortgage-backed securities
U.S. government-sponsored enterprises	-	-	366,263	2,152	366,263	2,152
Non-U.S. government-sponsored enterprises	-	-	3,053,997	124,878	3,053,997	124,878
Commercial mortgage-backed securities	2,687,110	36,360	-	-	2,687,110	36,360
Corporate debt securities	998,438	1,562	-	-	998,438	1,562
Total securities	$10,961,432	$122,074	$3,420,260	$127,030	$14,381,692	$249,104

	December 31, 2011
	Less Than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
U.S. Treasury securities and obligations of U.S. government agencies	$999,500	$500	$524,730	$1,071	$1,524,230	$1,571
Residential mortgage-backed securities
U.S. government-sponsored enterprises	2,328,009	5,254	446,460	3,927	2,774,469	9,181
Non-U.S. government-sponsored enterprises	-	-	3,443,698	426,756	3,443,698	426,756
Corporate debt securities	1,793,951	203,964	-	-	1,793,951	203,964
Total securities	$5,121,460	$209,718	$4,414,888	$431,754	$9,536,348	$641,472

The Bank conducts periodic reviews to identify and evaluate each investment that has an unrealized loss for OTTI. An unrealized loss exists when the current fair value of an individual security is less than its amortized cost basis. Unrealized losses that are determined to be temporary in nature are recorded, net of tax, in accumulated other comprehensive income for available-for-sale securities.

Factors considered in determining whether a loss is temporary include:

•	The financial condition and near-term prospects of the issuer, including any specific events that may influence the operations of the issuer;
•	The Bank’s intent to sell and whether it is more likely than not that the Bank will be required to sell these debt securities before the anticipated recovery of the amortized cost basis;
•	The length of the time and the extent to which the market value has been less than cost;
•	Whether the decline in fair value is attributable to specific conditions, such as conditions in an industry or in a geographic area;
•	Whether a debt security has been downgraded by a rating agency;
•	Whether the financial condition of the issuer has deteriorated;
•	The seniority of the security;
•	Whether dividends have been reduced or eliminated, or scheduled interest payments on debt securities have not been made; and
•	Any other relevant available information.

F-37

During the years ended December 31, 2012 and 2011, the Bank recorded OTTI losses on available-for-sale securities as follows:

	2012	2011
Total OTTI loss realized and unrealized	$66,837	$114,000
OTTI recognized in other comprehensive income (noncredit component)	-	-
Net impairment losses recognized in earnings (credit component)	$66,837	$114,000

During 2012 and 2011, OTTI occurred for which only a portion is attributed to credit loss and recognized in net income/(loss). The remainder was reported in other comprehensive income.

The following is an analysis of amounts relating to credit losses on available-for-sale securities recognized in earnings during the years ended December 31, 2012 and December 31, 2011.

	2012	2011
Balance at beginning of period	$1,075,400	$1,078,585
OTTI not previously recognized	-	-
Additional increase for which an OTTI was previously recognized related to credit losses	66,837	114,000
Realized losses during the period	(248,473)	(117,185)
Balance related to credit losses on debt securities at end of period	$893,764	$1,075,400

As of December 31, 2012, those debt securities with OTTI in which only the amount of loss related to credit was recognized in earnings were the six private label MBS referred to earlier. With very limited marketability of these securities and downgraded credit ratings, the current market value for these securities is $3.1 million. Due to the concern over the continued market price deterioration related to these securities, in 2009, the Bank began to conduct a more thorough review of each security on a quarterly basis. That review included an analysis of the security structure, review of collateral detail, and stress testing for the purpose of identifying potential OTTI adjustments for each security. The analysis is based on the Bloomberg Credit Model which includes projections of prepayment speeds, defaults and severities of losses. Based upon these studies, management determined that each of the six securities exhibited impairment requiring OTTI charges due to credit losses. Cumulative OTTI related to those private label securities is $443,400.

Investment securities with a book value of $2.6 million and $3.4 million and a fair value of $2.7 million and $3.6 million at December 31, 2012 and 2011, respectively, were pledged to secure public monies, other borrowings, and for other purposes as required or permitted by law.

A summary of sales of investment securities showing gross gains and losses recognized is shown in the following table.

	Total	Gross Realized
	Proceeds	Gains	Losses
2012	$-	$-	$-
2011	1,002,045	55,113	-

F-38

NOTE 3 – LOANS

The following table summarizes gross loans and net deferred costs/(fees) at December 31, 2012 and 2011.

	December 31, 2012	December 31, 2011
Commercial
Commercial and industrial	$22,586,819	$22,240,314
Construction/land development	8,354,501	4,491,767
Commercial real estate	96,644,184	106,998,806
Consumer
Mortgage	22,524,112	28,754,400
Equity lines	15,704,508	16,214,965
Consumer - other	5,338,794	6,456,074
Net deferred fees	(244,436)	(252,898)
Total loans	$170,908,482	$184,903,428

Randolph Bank had $148.5 million in loans secured by real estate at December 31, 2012. However, these loans were not concentrated in any specific market or geographic area other than the Bank’s primary markets. Certain loans have been pledged as collateral for all outstanding FHLB advances and certain other corporate purposes at December 31, 2012 and 2011.

The following is a summary of nonperforming assets and loans 90 days or more past due and still accruing interest at December 31, 2012 and 2011:

	December 31,	December 31,
	2012	2011
Nonaccrual loans	$4,785,612	$1,691,001
Performing restructured loans	112,991	727,445
Other real estate owned, net	6,224,039	9,449,996
Repossessed assets	58,500	794,234
Total nonperforming assets	11,181,142	12,662,676
Loans 90 days or more past due and still accruing	-	-
Total nonperforming assets and loans 90 days or more past due and still accruing	$11,181,142	$12,662,676

At December 31, 2012 and 2011, the recorded investment in loans considered impaired, which includes all nonaccrual loans, totaled $4.9 million and $2.4 million, respectively. The Bank individually evaluates all loans identified as impaired except for nonaccrual loans under $50,000. Thus, of the total impairment amounts, $4.6 million and $2.4 million were individually evaluated at December 31, 2012 and 2011, respectively. The remaining balance in both years was evaluated collectively with all other loans. At December 31, 2012, the ALLL had $500,000 in specific reserves on impaired loans with a recorded investment of $2.4 million while at December 31, 2011, the ALLL had specific reserves of $238,500 on impaired loans with a recorded investment of $438,500. Based upon extensive analyses of the credits, including collateral position, loss exposure, guarantees, or other considerations, no reserve for the remaining $2.2 million and $2.0 million in impaired credits at December 31, 2012 and December 31, 2011, respectively, was deemed necessary as it is the Bank’s policy to charge-off the amount deemed to be impaired on individually evaluated loans.

The following tables summarize information relative to impaired loans by portfolio segment at December 31, 2012 and 2011.

		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income	Interest
2012	Investment	Balance	Allowance	Investment	Recognized	Income Paid
Commercial and industrial	$1,405,856	$2,342,830	$-	$1,242,213	$-	$-
Construction/land development	-	-	-	5,602	-	-
Commercial real estate	3,204,973	3,787,963	500,000	2,836,825	10,937	10,631
Mortgage	-	-	-	54,684	-	-
Equity lines	-	-	-	18,323	-	-
Consumer - other	-	-	-	8,507	-	-
Total impaired loans	$4,610,829	$6,130,793	$500,000	$4,166,154	$10,937	$10,631

F-39

		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income	Interest
2011	Investment	Balance	Allowance	Investment	Recognized	Income Paid
Commercial and industrial	$33,283	$64,534	$-	$413,288	$-	$-
Construction/land development	50,414	50,414	-	179,413	-	-
Commercial real estate	2,051,846	2,432,298	238,540	5,410,969	38,638	-
Mortgage	127,993	191,226	-	155,950	-	-
Equity lines	103,547	168,010	-	90,745	-	-
Consumer - other	-	-	-	6,322	-	-
Total impaired loans	$2,367,083	$2,906,482	$238,540	$6,256,687	$38,638	$-

For the years ended December 31, 2012 and 2011, interest income that would have been recorded on nonaccrual loans had they performed in accordance with their original terms, amounted to $321,400 and $139,800, respectively. Cumulatively, the amount of interest lost loan-to-date was $332,000 as of December 31, 2012 and $151,900 as of December 31, 2011. The Bank had restructured loans amounting to $144,200 and $775,100 at December 31, 2012 and 2011, respectively. Restructured loans totaling $31,300 and $47,700 were included in nonaccrual loans at December 31, 2012 and 2011, respectively.

The Bank has granted loans to certain directors and executive officers of the Bank and their related interests. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers and, in management’s opinion, do not involve more than the normal risk of collectability. All loans to directors and executive officers or their interests are submitted to the Board of Directors for approval.

During the years ended December 31, 2012 and 2011, transactions in related party loans were as follows:

	2012	2011
Balance at beginning of year	$7,907,071	$8,212,883
Advances during year	1,041,652	709,088
Repayments during year	(1,647,096)	(1,014,900)
Balance at end of year	$7,301,627	$7,907,071

The Bank had unused loan commitments to directors and executive officers of $496,500 as of December 31, 2012 and $420,000 as of December 31, 2011.

All of the Bank’s loans, commitments, and commercial and standby letters of credit have been granted to customers in the Bank’s market area. Substantially all such customers are depositors of the Bank. The distribution of commitments to extend credit approximates the distribution of loans outstanding.

Commercial and standby letters of credit were granted primarily to commercial borrowers. The Bank, as a matter of policy, does not extend credit to any single borrower or group of related borrowers in excess of its internally established loan-to-one-borrower limit (approximately $3.9 million at December 31, 2012 and 2011, respectively). This internally established limitation complies with all regulatory lending limitations.

The following tables detail the recorded investment in loans by portfolio segment and disaggregated on the basis of impairment methodology at December 31, 2012 and December 31, 2011, respectively.

F-40

	December 31, 2012
	Individually	Collectively	Total
Reviewed for impairment:
Commercial and industrial	$1,405,856	$21,171,431	$22,577,287
Construction/land development	-	8,297,552	8,297,552
Commercial real estate	3,204,973	93,302,173	96,507,146
Mortgage	-	22,429,857	22,429,857
Equity lines	-	15,781,588	15,781,588
Consumer - other	-	5,315,052	5,315,052
Total	$4,610,829	$166,297,653	$170,908,482

	December 31, 2011
	Individually	Collectively	Total
Reviewed for impairment:
Commercial and industrial	$33,283	$22,203,533	$22,236,816
Construction/land development	50,414	4,386,791	4,437,205
Commercial real estate	2,051,846	104,832,066	106,883,912
Mortgage	127,993	28,500,147	28,628,140
Equity lines	103,547	16,185,373	16,288,920
Consumer - other	-	6,428,435	6,428,435
Total	$2,367,083	$182,536,345	$184,903,428

The Bank monitors the credit quality of its loan portfolio using internal risk ratings and delinquency status which is the primary factor considered in determining whether a loan should be classified as nonaccrual. The Bank assigns an internal risk rating at loan origination and reviews the relationship again on an annual basis or at any point management becomes aware of information affecting the borrower’s ability to fulfill their obligations. The risk ratings are defined as follows:

Pass – Includes grades that range from “excellent credit” to “low satisfactory.” At the low end, loans may exhibit repayment weaknesses or marginal or unproven secondary sources to liquidate the debt.

Watch/Special Mention – Includes loans with occasional past-due problems, loans that have inadequate loan documentation or loans that have inadequate control over collateral. These credit facilities have potential developing weaknesses that warrant extra attention from the loan officer or other management personnel.

Substandard – Loans must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. Such loans are no longer considered to be adequately protected due to the borrower’s declining net worth, lack of earnings capacity, declining collateral margins and/or unperfected collateral positions. The repayment ability of the borrower is marginal or weak and the loan may have exhibited excessive overdue status or extensions and/or renewals.

Doubtful – Loans classified as Doubtful have all the weaknesses inherent in loans classified Substandard, plus the added characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions, and values highly questionable and improbable. However, these loans are not yet rated as loss because certain events may occur which would salvage the debt.

Loss – Loans classified as Loss are considered uncollectible.

The following tables present the credit quality indicators associated with the Bank’s loan portfolio as of December 31, 2012 and 2011.

F-41

Credit Risk Profile Based on Internal Risk Grade

		Watch/
2012	Pass	Special Mention	Substandard	Doubtful	Total
Commercial and industrial	$20,210,322	$381,069	$1,985,896	$-	$22,577,287
Construction/land development	8,271,690	25,862	-	-	8,297,552
Commercial real estate	86,921,668	2,825,854	4,014,249	2,745,375	96,507,146
Mortgage	20,860,844	1,058,459	510,554	-	22,429,857
Equity lines	15,455,770	104,782	221,036	-	15,781,588
Consumer - other	5,152,026	-	163,026	-	5,315,052
Total	$156,872,320	$4,396,026	$6,894,761	$2,745,375	$170,908,482

		Watch/
2011	Pass	Special Mention	Substandard	Doubtful	Total
Commercial and industrial	$18,801,515	$-	$3,435,301	$-	$22,236,816
Construction/land development	4,408,571	28,634	-	-	4,437,205
Commercial real estate	97,042,854	5,820,891	4,020,167	-	106,883,912
Mortgage	27,902,275	-	688,058	37,807	28,628,140
Equity lines	15,992,345	14,927	281,648	-	16,288,920
Consumer - other	6,222,548	-	205,887	-	6,428,435
Total	$170,370,108	$5,864,452	$8,631,061	$37,807	$184,903,428

Credit Risk Profile Based on Payment Activity

2012	Performing	Nonperforming	Total
Commercial and industrial	$21,089,758	$1,487,529	$22,577,287
Construction/land development	8,297,552	-	8,297,552
Commercial real estate	93,329,212	3,177,934	96,507,146
Mortgage	22,354,168	75,689	22,429,857
Equity lines	15,752,045	29,543	15,781,588
Consumer - other	5,300,135	14,917	5,315,052
Total	$166,122,870	$4,785,612	$170,908,482

2011	Performing	Nonperforming	Total
Commercial and industrial	$22,193,258	$43,558	$22,236,816
Construction/land development	4,386,791	50,414	4,437,205
Commercial real estate	105,571,947	1,311,965	106,883,912
Mortgage	28,492,954	135,186	28,628,140
Equity lines	16,168,513	120,407	16,288,920
Consumer - other	6,398,964	29,471	6,428,435
Total	$183,212,427	$1,691,001	$184,903,428

The following table represents an aging analysis of the Bank’s past due loans as of December 31, 2012 and 2011. The amounts shown are the recorded amounts net of deferred fees and costs.

F-42

							Recorded
							Investment
	30-59 Days	60-89 Days	Greater than	Total Past		Total Loans	> 90 Days
2012	Past Due	Past Due	90 Days	Due	Current	Receivable	and Accruing
Commercial
Commercial and industrial	$79,186	$-	$1,451,575	$1,530,761	$21,046,526	$22,577,287	$-
Construction/land development	9,155	-	-	9,155	8,288,397	8,297,552	-
Commercial real estate	1,553,980	-	2,924,013	4,477,993	92,029,153	96,507,146	-
Consumer
Mortgage	487,553	41,776	33,913	563,242	21,866,615	22,429,857	-
Equity lines	45,757	29,543	-	75,300	15,706,288	15,781,588	-
Consumer - other	-	-	-	-	5,315,052	5,315,052	-
Total	$2,175,631	$71,319	$4,409,501	$6,656,451	$164,252,031	$170,908,482	$-

							Recorded
							Investment
	30-59 Days	60-89 Days	Greater than	Total Past		Total Loans	> 90 Days
2011	Past Due	Past Due	90 Days	Due	Current	Receivable	and Accruing
Commercial
Commercial and industrial	$-	$-	$45,719	$45,719	$22,191,097	$22,236,816	$-
Construction/land development	3,498	-	50,414	53,912	4,383,293	4,437,205	-
Commercial real estate	2,556,427	207,788	1,311,965	4,076,180	102,807,732	106,883,912	-
Consumer
Mortgage	623,515	-	100,616	724,131	27,904,009	28,628,140	-
Equity lines	173,913	-	62,256	236,169	16,052,751	16,288,920	-
Consumer - other	89,715	53,950	-	143,665	6,284,770	6,428,435	-
Total	$3,447,068	$261,738	$1,570,970	$5,279,776	$179,623,652	$184,903,428	$-

The following table represents the carrying value of the Bank’s loans on nonaccrual status, including nonperforming restructured loans:

	December 31, 2012	December 31, 2011
Commercial:
Commercial and industrial	$1,487,529	$43,558
Construction/land development	-	50,414
Commercial real estate	3,177,934	1,311,965
Consumer:
Mortgage	75,689	135,186
Equity lines	29,543	120,407
Consumer - other	14,917	29,471
Total	$4,785,612	$1,691,001

F-43

NOTE 4 – TROUBLED DEBT RESTRUCTURINGS

As a result of adopting the amendments in ASU 2011-02, the Bank reassessed all restructurings that occurred on or after the beginning of the fiscal year of adoption (January 1, 2011) to determine whether they are considered troubled debt restructurings (TDRs) under the amended guidance. The amendments in ASU 2011-02 require prospective application of the impairment measurement guidance in ASC 310-10-35 for those loans newly identified as impaired.

In situations where, for economic or legal reasons related to a borrower's financial difficulties, management may grant a concession for other than an insignificant period of time to the borrower that would not otherwise be considered, the related loan is classified as a TDR. Management strives to identify borrowers in financial difficulty early and work with them to modify to more affordable terms. These modified terms may include rate reductions, principal forgiveness, payment forbearance and other actions intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral. All loan modifications are made on a case-by-case basis; however, all modifications are not automatically classified as a TDR. Any loan classified as a TDR must by definition be measured for impairment under ASC 310-10 (formerly FAS 114).

The following tables present loans by loan category in which the Bank determined to be TDRs during the 12 month period ended December 31, 2012 and December 31, 2011.

	For the Year Ended December 31, 2012
		Pre-Modification	Post-Modification
		Outstanding	Outstanding
	Number	Recorded	Recorded
	of Loans	Investment	Investment
Troubled Debt Restructurings
Nonaccrual:
Commercial and industrial	1	$-	$31,252
Total nonaccrual	1	$-	$31,252
Accrual:
Construction/land development	1	$495,817	$112,991
Total accrual	1	$495,817	$112,991
Total	2	$495,817	$144,243

	For the Year Ended December 31, 2011
		Pre-Modification	Post-Modification
		Outstanding	Outstanding
	Number	Recorded	Recorded
	of Loans	Investment	Investment
Troubled Debt Restructurings
Nonaccrual:
Commercial and industrial	1	$-	$31,252
Mortgage	1	43,509	16,425
Total nonaccrual	2	$43,509	$47,677
Accrual:
Construction/land development	2	$746,081	$727,445
Total accrual	2	$746,081	$727,445
Total	4	$789,590	$775,122

The Bank had restructured loans amounting to $144,200 at December 31, 2012 and $775,100 at December 31, 2011. Restructured loans totaling approximately $31,300 and $47,700 were included in nonaccrual loans at December 31, 2012 and December 31, 2011, respectively. Restructured loans totaling approximately $113,000 and $727,400 were included in accruing loans at December 31, 2012 and December 31, 2011, respectively.

F-44

The Bank had no loans that were modified as TDRs within the 12 months ended December 31, 2012 and December 31, 2011, and for which there was a payment default during the 12 months ended December 31, 2012 and December 31, 2011. The Bank defines payment default as movement of the restructuring to nonaccrual status, foreclosure or charge-off, whichever occurs first.

NOTE 5 – ALLOWANCE FOR LOAN LOSSES

Management estimates the ALLL required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations, estimated collateral values, economic conditions and other factors. The allowance consists of several components - one component is for loans that are individually classified as impaired and the other components are for collective loan impairment. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

Changes in the ALLL for the years ended December 31 are in the following table.

	2012	2011	2010
Balance, beginning of period	$3,164,471	$3,047,149	$2,759,358
Provision for loan losses	1,671,833	3,003,230	2,104,632
Net charge-offs:
Charge-offs	(1,415,662)	(3,028,450)	(1,953,490)
Recoveries	43,705	142,542	136,649
Net charge-offs	(1,371,957)	(2,885,908)	(1,816,841)
Balance, end of period	$3,464,347	$3,164,471	$3,047,149

Allowance for loan losses to loans held for investment and loans held for sale	1.94%	1.70%	1.51%

An analysis of activity in ALLL is presented in the following table. The beginning and ending balances shown by portfolio segment are the gross loan amounts net of deferred fees and costs.

	Balance
	Beginning	Provision for	Loan	Loan	Balance End
2012	of Period	Loan Losses	Charge-offs	Recoveries	of Period
Commercial and industrial	$255,151	$1,188,329	$(936,974)	$10,656	$517,162
Construction/land development	39,105	28,029	-	-	67,134
Commercial real estate	2,584,564	(250,369)	(123,703)	8,219	2,218,711
Mortgage	94,038	80,824	(30,025)	247	145,084
Equity lines	112,593	120,261	(99,608)	-	133,246
Consumer - other	79,020	198,246	(225,352)	24,583	76,497
Unallocated	-	306,513	-	-	306,513
Total	$3,164,471	$1,671,833	$(1,415,662)	$43,705	$3,464,347

	Balance
	Beginning	Provision for	Loan	Loan	Balance End
2011	of Period	Loan Losses	Charge-offs	Recoveries	of Period
Commercial and industrial	$720,000	$(488,928)	$(85,969)	$110,048	$255,151
Construction/land development	77,000	(1,233)	(51,045)	14,383	39,105
Commercial real estate	719,000	4,699,570	(2,834,006)	-	2,584,564
Mortgage	133,000	(29,262)	(14,605)	4,905	94,038
Equity lines	112,000	31,938	(31,345)	-	112,593
Consumer - other	67,000	10,294	(11,480)	13,206	79,020
Unallocated	1,219,149	(1,219,149)	-	-	-
Total	$3,047,149	$3,003,230	$(3,028,450)	$142,542	$3,164,471

F-45

NOTE 6 – OTHER REAL ESTATE OWNED

Other real estate owned (“OREO”) represents properties acquired through, or in lieu of, loan foreclosure and are initially recorded at fair value less estimated costs to sell. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or the new fair value less estimated costs to sell. Fair value is generally determined by appraisal.

The following table summarizes the activity in OREO for the periods indicated.

	At December 31,
	2012	2011
Beginning balance	$10,275,614	$2,514,170
OREO transferred from loans	50,239	8,633,245
Additional cost capitalized	336,861	212,615
Sales proceeds	(2,076,314)	(1,143,182)
Gain/(loss) on sales	(182,759)	58,766
Valuation allowance related to properties sold	(334,883)	-
Ending balance	$8,068,758	$10,275,614

Valuation allowance:
Beginning balance	$(825,618)	$(525,000)
Write-downs	(1,353,984)	(300,618)
Valuation allowance related to properties sold	334,883	-
Total valuation allowance	(1,844,719)	(825,618)
Ending balance, net	$6,224,039	$9,449,996

NOTE 7 – BANK PREMISES AND EQUIPMENT

A summary of premises and equipment is as follows for the periods indicated:

	At December 31,
	2012	2011
Land	$1,416,775	$1,416,775
Buildings and improvements	5,340,038	5,340,038
Furniture and equipment	6,483,530	6,398,318
Premises and equipment, gross	13,240,343	13,155,131
Accumulated depreciation and amortization	(8,066,043)	(7,611,247)
Ending balance, net	$5,174,300	$5,543,884

Depreciation and amortization amounting to approximately $482,600 in 2012 and $512,000 in 2011 is included in occupancy and equipment expenses. An additional $72,600 and $85,900 in software amortization is included in other expenses for 2012 and 2011, respectively.

NOTE 8 – DEPOSITS

Time deposits in denominations of $100,000 or more were $39.9 million and $43.9 million at December 31, 2012 and 2011, respectively. The amount of time deposits in denominations of $250,000 or more at December 31, 2012 was $9.6 million compared to $10.4 million at December 31, 2011.

F-46

At December 31, 2012, the scheduled maturities of time deposits are as follows:

Year Ended December 31,
2013	$39,838,583
2014	26,581,820
2015	11,929,334
2016	1,211,599
2017	15,407,020
Total time deposits	$94,968,356

The amount of interest paid on time deposits of $100,000 or more was $569,500 in 2012 compared to $713,700 in 2011.

Included in the time deposits were $3.9 million and $7.0 million in brokered deposits as of December 31, 2012 and 2011, respectively.

At December 31, 2012 and 2011, the Bank had $20,500 and $23,600, respectively, in overdrafts that were reclassified as loan balances.

Directors, executive officers, and associates of such persons are customers of and had transactions with the Bank in the ordinary course of business. Included in such transactions are deposit accounts, all of which were made under normal terms. The aggregate amount of these deposit accounts was $9.0 million at December 31, 2012 and $8.0 million at December 31, 2011.

NOTE 9 – BORROWINGS

Federal Funds Purchased

Federal funds purchased represent unsecured overnight borrowings from other financial institutions by the Bank. The Bank had available federal funds lines of credit totaling $14.0 million at December 31, 2012 and December 31, 2011. There were no outstanding balances at the end of either year. These lines are able to be cancelled by the lender without notice.

Federal Home Loan Bank Advances

The Bank had an approximately $61.2 million credit line available with the FHLB, secured by collateral of qualifying first and second mortgage loans and home equity loans with principal balances of $15.2 million and MBS with a book value of $1.6 million at December 31, 2012. FHLB advances with original maturities of one year or more under this line amounted to $6.1 million and are at fixed and convertible interest rates ranging from 1.00% to 2.37%, respectively, at December 31, 2012 and December 31, 2011.

The scheduled maturities of these advances are as follows:

	Interest	December 31,
Maturity	Rate	2012	2011
January 23, 2015	1.00%	$100,000	$100,000
August 12, 2015	2.37%	6,000,000	6,000,000
Advances repaid in 2012	-	-	2,000,000
		$6,100,000	$8,100,000

Federal Reserve

In March, 2008, the Federal Reserve Bank changed the primary credit program to allow, on a temporary basis, primary credit loans of up to 90 days. All loans are to be secured by collateral acceptable to the Federal Reserve Bank. At December 31, 2012, the Bank had $15.9 million in credit available secured by commercial real estate loans with an aggregate principal balance of $20.2 million. At December 31, 2011, the Bank had $20.1 million in credit available secured by commercial real estate loans with an aggregate principal balance of $25.7 million. There were no outstanding borrowings at the end of either year.

F-47

NOTE 10 – EMPLOYEE AND DIRECTOR BENEFIT PLANS

Employee Savings and Profit Sharing Plan

The Bank has adopted a 401(k) Retirement Plan (the “401(k) Plan”) which covers all employees that are age 18 or older and that have completed at least thirty days of service (the “401(k) Participant”). The 401(k) Plan provides for discretionary employer contributions and employer matching contributions. For each Plan Year (as defined in the 401(k) Plan), the Bank’s Board shall determine a percentage of each 401(k) Participant’s salary reduction contribution to contribute. If such determination is not made, then the amount contributed by the Bank is 100% of each 401(k) Participant’s salary reduction contribution with the amount matched by the Bank not exceeding 6% of the 401(k) Participant’s compensation. The maximum salary reduction permitted to a 401(k) Participant, with certain exceptions, is no more than the maximum set forth under Section 402(g) of the Code. The Bank’s expenses under this plan for the years ended December 31, 2012 and 2011 were approximately $156,700 and $182,200, respectively.

Deferred Directors’ Compensation and Directors’ Consulting and Supplemental Retirement Pay Agreements

The Bank has a non-qualifying deferred compensation plan for directors in which certain directors have elected to participate. Under the plan, a participating director may elect to defer receipt of all or a portion of his/her fees. Amounts deferred, plus earnings thereon, are paid to or for the benefit of the participating director at retirement or death.

Beginning in 1992, the Bank implemented a non-qualifying consulting and supplemental retirement pay agreement for directors. Under the plan, which was terminated by the Board of Directors in July, 2010, each director was entitled to receive, upon the later of attainment of age sixty-five or termination of service as an active member of the Bank’s board of directors, monthly retirement payments which would continue as long as the director lived. Subject to certain requirements as to length of service as a director, a retired director’s monthly benefit payment was equal to all or some portion of the fee paid by the Bank to active directors for service and attendance at such time. In consideration of such retirement payments, a retired director was required, so long as such director was physically and mentally able, to provide certain consulting services and to attend certain regular and special meetings of the Bank’s board of directors.

During 2012 and 2011, total provisions of approximately $34,600 and $150,800, respectively, were charged to expense to provide for future obligations payable under the arrangements described above as well as current expenses related to payments made to retired directors. The corresponding liability related to this plan was approximately $234,300 and $308,100 as of December 31, 2012 and 2011, respectively, and is included in accrued expenses and other liabilities in the accompanying balance sheets. The decrease in the liability balance from December 31, 2012 to December 31, 2011 reflects a lump sum payout in 2012 to one of the Bank’s former directors of his deferred compensation account balance.

Officers’ Deferred Compensation

The Bank has in place a non-qualifying deferred compensation plan that covers certain former key executive officers. The Bank purchased life insurance policies on the participating officers in order to provide future funding of benefit payments. Benefits for each officer participating in the plan accrued and vested during the period of employment and are now being paid monthly over the participant’s life after retirement. The plan also provided for payment of disability or death benefits in the event a participating officer became permanently disabled or died prior to attainment of retirement age. In 2012, no provision was recorded and for 2011, a provision of approximately $9,600 was expensed. The total liability under this plan was approximately $197,600 and $245,700 at December 31, 2012 and 2011, respectively, and is included in accrued expenses and other liabilities in the accompanying consolidated balance sheets.

Subsequent to year-end 2012, the Bank approved and implemented the Randolph Bank & Trust Company Executive Life Insurance Plan. See Note 21 in consolidated financial statements for a discussion regarding the new plan.

Stock Compensation Plan

The Bank had one share-based compensation plan that expired in May, 2008. Therefore, no new option grants can be awarded under this plan, but existing awards that remain outstanding can still be exercised. All shares that have been issued under the plan were fully vested at December 31, 2005. Therefore, there was no compensation cost charged against income for the plan for the years ended December 31, 2012 or 2011. There was no tax benefit recognized for share-based compensation arrangements during the period.

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A summary of the Bank’s stock option plan as of and for the years ended December 31, 2012 and 2011 is as follows:

	Outstanding Stock Options
	Weighted
	Average
	Number	Exercise
	Outstanding	Price
At December 31, 2010	11,571	$24.46
Options granted/vested	-	-
Options exercised	-	-
Options forfeited	(5,434)	23.11
At December 31, 2011	6,137	25.66
Options granted/vested	-	-
Options exercised	-	-
Options forfeited	-	-
At December 31, 2012	$6,137	$25.66

At December 31, 2012, there were 6,137 exercisable options outstanding with a weighted average exercise price of $25.66. The weighted average remaining life of options outstanding at December 31, 2012 is 2.35 years. At December 31, 2012, the range of exercise prices for the 6,137 outstanding options was $23.51 to $25.92.

At December 31, 2012, the total intrinsic value of the outstanding and exercisable options was zero as there were no options outstanding with an exercise price less than the last stock trade price of the quarter ended December 31, 2012.

NOTE 11 – INCOME TAXES

The significant components of income tax expense for the years ended December 31, 2012 and 2011 are as follows:

	2012	2011
Current tax provision	$7,041	$4,998
Deferred tax benefit	(155,574)	(144,027)
Total income tax benefit	$(148,533)	$(139,029)

The difference between the benefit for income taxes and the amounts computed by applying the statutory federal income tax rate of 34% to loss before income taxes is summarized below:

	2012	2011
Amount of tax computed at the statutory federal rate	$(100,284)	$(343,253)
Increase/(decrease) resulting from:
Tax exempt interest, net	(30,579)	(32,913)
State income tax, net of federal tax effect	(18,376)	(45,489)
Officers' life insurance	(32,637)	(9,563)
Valuation allowance	(60,196)	351,000
Other, net	93,539	(58,811)
Total income tax benefit	$(148,533)	$(139,029)

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Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred taxes at December 31, 2012 and 2011 are as follows:

	2012	2011
Deferred tax assets relating to:
Allowance for loan losses	$714,702	$596,085
Loan fees and costs	94,227	97,492
Deferred compensation	166,498	213,472
Other real estate owned/repossessed assets	634,432	366,982
Federal NOL	998,220	1,500,410
State NEL	142,059	156,596
Basis difference in purchase of Morris Plan Bank	30,138	28,055
Alternative Minimum Tax	137,653	269,271
OTTI	393,141	-
Other	22,529	66,038
Subtotal deferred tax assets	3,333,599	3,294,401
Less: Valuation allowance	(577,804)	(638,000)
Total deferred tax assets	2,755,795	2,656,401
Deferred tax liabilities relating to:
Tax depreciation in excess of book depreciation	(110,712)	(159,076)
Net unrealized loss on securities available-for-sale	(594,260)	(135,922)
Prepaid expenses	(34,906)	(42,722)
Total deferred tax liabilities	(739,878)	(337,720)
Net deferred tax assets	$2,015,917	$2,318,681

Deferred tax assets represent the future tax benefit of deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net revised realizable value. At December 31, 2012, the Bank’s gross deferred tax asset totaled approximately $2.6 million. Based on the Bank’s projections of future taxable income over the next three years, cumulative tax losses over the previous three years, limitations on future utilization of various deferred tax assets under Internal Revenue Code, and available tax planning strategies, the Bank recorded a valuation allowance in the amount of $577,800 as of December 31, 2012. The Bank has net operating loss carryforwards of approximately $3.0 million which will expire in 2028 through 2031 if not utilized to offset taxable income prior to those dates.

At December 31, 2011, the Bank’s gross deferred tax asset totaled $3.0 million. Based on the Bank’s projections of future taxable income over the next three years, cumulative tax losses over the previous three years, limitations on future utilization of various deferred tax assets under Internal Revenue Code, and available tax planning strategies, the Bank recorded a valuation allowance in the amount of $638,000 as of December 31, 2011.

The Bank and its subsidiaries file income tax returns with the federal government and the state of North Carolina. With few exceptions, the Bank is no longer subject to federal or state income tax examinations by tax authorities for years before 2009.

The Bank has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions at December 31, 2012.

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NOTE 12 – OTHER NONINTEREST INCOME AND OTHER NONINT EREST EXPENSE

The major components of other non interest income for the years ended December 31, 2012 and 2011 are as follows:

	December 31,
	2012	2011
Credit life commissions	$41,053	$48,163
Check order commissions	36,746	39,235
Other service charges	51,013	48,004
Safe deposit box income	17,808	20,644
Cash valuation - BOLI	95,992	28,126
Credit card servicing income	28,970	37,402
Brokered loan commissions	148,505	1,343
Other	37,505	36,946
Total other noninterest income	$457,592	$259,863

The major components of other noninterest expense for the years ended December 31, 2012 and 2011 are as follows:

	December 31,
	2012	2011
Printing and supplies	$106,431	$121,996
Telephone	130,629	135,309
Postage and freight	76,520	81,711
Other loan origination expense	177,632	107,477
Directors' fees	72,000	63,600
Deferred directors' fees	33,669	160,386
Other insurance expense	135,477	109,839
Other	370,576	155,513
Total other noninterest expense	$1,102,934	$935,831

NOTE 13 – REGULATORY MATTERS

As a North Carolina banking corporation, the Bank may generally declare such distributions (including cash dividends) as its board of directors deems proper; however, the Bank may not declare and make a distribution if doing so would reduce the Bank’s capital below the amount required for the Bank to be deemed “adequately capitalized” under applicable federal regulatory capital standards. Additionally, regulatory authorities may limit payment of dividends by any bank when it is determined that such limitation is in the public interest and is necessary to ensure financial soundness of the Bank.

The Bank is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial condition and results of operations. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

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Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, as prescribed by regulations, of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes that, as of December 31, 2012 and 2011, the Bank meets all capital adequacy requirements to which it is subject, as set forth below:

					Minimum to be
					Well Capitalized Under
			Minimum for Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2012
Total Capital (to Risk-Weighted Assets)	$24,717,759	13.05%	$15,156,160	8.00%	$18,945,200	10.00%
Tier 1 Capital (to Risk-Weighted Assets)	22,173,152	11.70%	7,578,080	4.00%	11,367,120	6.00%
Tier 1 Capital (to Average Assets)	22,173,152	7.41%	11,973,997	4.00%	14,967,496	5.00%

As of December 31, 2011
Total Capital (to Risk-Weighted Assets)	$25,341,180	12.86%	$15,768,080	8.00%	$19,710,100	10.00%
Tier 1 Capital (to Risk-Weighted Assets)	22,818,567	11.58%	7,884,040	4.00%	11,826,060	6.00%
Tier 1 Capital (to Average Assets)	22,818,567	7.95%	11,482,160	4.00%	14,352,700	5.00%

The Bank is required to maintain average reserve balances with the Federal Reserve Bank (“FRB”) based on a percentage of deposits. For the reserve maintenance period in effect at December 31, 2012, the Bank met its reserve requirement of $2.8 million with the FRB.

On November 12, 2010, the Board of Directors of the Bank entered into a Memorandum of Understanding (the “MOU”) with the FDIC and the North Carolina Office of the Commissioner of Banks. The MOU sets forth a program of corrective action to be undertaken by management of the Bank to rectify unsatisfactory conditions identified by the federal and state banking regulators. The Bank is required to submit quarterly progress reports to the regulatory authorities. The Bank believes it is in compliance with the provisions of the MOU.

NOTE 14 – SHAREHOLDERS’ EQUITY

On October 30, 2009, Randolph Bank & Trust Company entered into a Letter Agreement with the U.S. Treasury, pursuant to which the Bank issued and sold to the Treasury (1) 6,229 shares of the Bank’s Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series B (the “Series B Preferred Stock”) and (2) a warrant to purchase 312 .56281 shares of the Bank’s Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series C (the “Series C Preferred Stock”) for an aggregate purchase price of $6,229,000 in cash. The Treasury made an immediate cashless exercise of the Warrant on October 30, 2009, resulting in the issuance to Treasury of 311 shares of Series C Preferred Stock. The Bank recorded the issuance of the preferred shares and the warrants based on the proportion that the fair value of the Series B preferred and the intrinsic value of the Series C warrants bore to the total proceeds received. No adjustments of the recorded amounts were made upon the issuance of the Series C preferred stock. The Bank is amortizing or accreting the difference between the recorded amounts and the liquidation preference amounts over the five year estimated life of the shares using the straight-line method which is not materially different from the yield method.

Both series of Preferred Stock qualify as Tier 1 capital. The Series B Preferred Stock pays non-cumulative dividends at a rate of 5% per annum for the first five years, and 9% per annum thereafter. Contrary to the original terms of the Letter Agreement that required the Bank to wait three years before it could redeem the Series B Preferred, the Bank, at its discretion, may notify Treasury of its desire to redeem the preferred stock at any time. Upon notification, Treasury will permit repayment subject to consultation with the Bank’s primary federal regulator, the FDIC, which will subject the Bank to existing supervisory procedures for approving redemption requests for capital instruments. If repayment approval is given by the FDIC, the Bank may redeem the Series B Preferred Stock at its liquidation preference plus accrued and unpaid dividends for the then current dividend period (regardless of whether any dividends are actually declared for such dividend period). The Series B Preferred Stock is generally nonvoting except as otherwise required by law. The Series C Preferred Stock has the same rights, preferences, privileges, voting rights and other terms as the Series B Preferred Stock, except that (1) the Series C Preferred Stock will pay dividends at a rate of 9% per annum and (2) the Series C Preferred may not be redeemed until all the Series B Preferred has been redeemed. In accordance with the agreement, 6,229 shares of the Series B Preferred Stock, with a liquidation preference amount of $1,000 per share, were issued. In addition, upon exercise of the warrant by the Treasury, 311 shares of Series C Preferred Stock, with a liquidation preference amount of $1,000 per share, were issued. As a condition of the Non-Cumulative Perpetual Preferred Stock, the Bank must obtain consent from the U.S. Treasury to repurchase its common stock or to pay a cash dividend on its common stock. Furthermore, the Bank has agreed to certain restrictions on the compensation of senior executive officers and, in certain instances, the compensation of other highly compensated employees.

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While the Bank is not currently party to a regulatory enforcement action that restricts the payment of dividends, the Bank received correspondence from the FDIC early in 2011 indicating that it should not pay dividends without the prior approval of the FDIC. During 2012, the Bank’s requests to pay dividends on its outstanding Series B and Series C Fixed Rate Noncumulative Perpetual Preferred Stock, issued to the United States Department of the Treasury in connection with the Bank’s participation in the Treasury’s TARP Capital Purchase Program, were denied by the FDIC on February 15, 2012 and August 15, 2012 while permission to pay the dividends due on May 15, 2012 was granted. The Bank also missed its regularly scheduled quarterly dividend payment due November 15, 2012. The dividends are non-cumulative and are not required to be paid in subsequent periods.

NOTE 15 –LOSSES PER SHARE

The following table details the computation of basic and diluted loss per common share:

	For the Years Ended December 31,
	2012	2011
Consolidated net loss	$(146,420)	$(870,537)
Less: dividends and accretion on preferred stock	(201,535)	(340,872)
Net loss available to common shareholders	$(347,955)	$(1,211,409)

Weighted average shares outstanding	1,044,748	1,044,748
Dilutive effect of stock options	-	-
Weighted average shares outstanding - basic and diluted	1,044,748	1,044,748

Net loss per common share - basic	$(0.33)	$(1.16)
Net loss per common share - diluted	(0.33)	(1.16)

NOTE 16 – LEASES

As of December 31, 2012, the Bank leased office facilities and equipment under noncancelable leases. Future minimum lease payments required under the leases are as follows:

Year Ending December 31,
2013	$135,300
2014	92,700
2015	19,100
2016	-
2017	-
Thereafter	-
Total lease commitments	$247,100

The leases on certain office facilities contain options to extend for additional periods of time. The cost of such rentals is not included above. Total rent expense amounted to approximately $195,700 in 2012 and $168,900 in 2011.

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NOTE 17 – OFF-BALANCE SHEET RISK, COMMITMENTS AND C ONTINGENT LIABILITIES

Commitments

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, standby and commercial letters of credit, and loans sold under agreements with limited recourse provisions. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the financial statements. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby and commercial letters of credit is represented by the contract or notional amount of those instruments, assuming that the amounts are fully advanced and that collateral or other security is of no value. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Generally, the Bank may require collateral, deposits or other security to support financial instruments with credit or interest rate risk.

At December 31, 2012, the financial instruments whose contract amounts represent credit risk and whose notional or contract amounts exceed the amount of on-balance sheet credit risk are as follows:

Contact or
Notional
Amount
Contractual Obligations:
Undisbursed lines of credit	$11,393,873
Commitments to extend credit	18,074,946
Letters of credit	2,282,512
Total commitments	$31,751,331

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since certain of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby and commercial letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The letters of credit outstanding at December 31, 2012 expire at various dates through 2014. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds various assets as collateral supporting those commitments for which collateral is deemed necessary.

Legal Proceedings

In the normal course of business, the Bank is party to a number of law suits, except as described below, none of which management believes could have a material adverse effect on the consolidated financial statements.

The Bank is a defendant in a legal action arising in the ordinary course of business. The Bank provided financing to a borrower to purchase real and business personal property in Georgia for commercial purposes, and the Bank took a security interest in various collateral related to the property, including two buildings and various other business assets such as machinery and equipment located thereon. As a result of a fire in one building, the Bank learned that the property had not been properly insured by the borrower, and, thus, the Bank contacted an insurance agent to assist in purchasing an insurance policy covering the collateral to protect the Bank’s remaining interests therein. The Bank was named the mortgagee and loss payee under the policy obtained. Later, a second fire in the other buildings damaged the Bank’s collateral, which was now insured; however, the insurer, Colony Insurance Company, has refused to pay on the policy covering the collateral, alleging misrepresentations were made in the insurance application regarding, among other things, an automated sprinkler system and functioning utilities at the building.

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In July, 2010, the insurer filed an action in the U.S. District Court for the Middle District of North Carolina (the “Court”) against the borrower and the Bank seeking a judicial declaration that the insurer is entitled to rescind the insurance policy at issue or otherwise deny coverage thereunder. The Bank and borrower subsequently filed counterclaims in the action against the insurer alleging breach of contract. The Bank also filed cross-claims against the borrower for breach of contract on two promissory notes. The borrower has also filed cross-claims against the Bank for breach of fiduciary duty and negligence and a third party complaint against the insurance agency for breach of fiduciary duty and negligence, in the event the insurer prevails in the coverage dispute. In the third quarter of 2011, the Bank charged off $1,941,581, which represented the balance of the loans made to the borrower.

In October, 2012, a jury awarded the Bank and borrower $2,369,000 for the counterclaims made against the insurer on their breach of contract claims. It is anticipated that the Court will award pre-judgment interest of approximately $427,849. The Bank would receive 100% of the award and interest because the Court also entered a judgment that the borrower owed the Bank the amount of $2,793,855 for breach of the promissory notes previously referenced. In the verdict, the jury found that misrepresentations in the insurance application about the utilities had been made, that the Bank was not responsible for making the misrepresentations, and that the insurer was estopped from rescinding coverage under the policy and had otherwise waived its right to do so because, one month before the fire, the insurer learned in its inspection of the property that the utilities were off in the building and did not notify the borrower and Bank of the problem.

Subsequently, on January 2, 2013, the Insurer appealed the decision to the U.S. Court of Appeals, Fourth Circuit. The appeal remains pending with the Fourth Circuit. To date, the Bank has not recovered any of the damages awarded by the jury at the lower court level. Pending outcome of the appeal, no assurances can be made regarding the final disposition of the case or the Bank’s ability to recover the damages awarded to it by the jury.

NOTE 18 – DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The Bank carries various assets and liabilities at fair value based on applicable accounting standards. Accounting standards have established a framework for measuring fair value and defines fair value as the exchange price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants. These standards also established a three level fair value hierarchy that describes the inputs that are used to measure assets and liabilities (see Note 19). Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank’s entire holdings of a particular financial instrument. Because no active market readily exists for a portion of the Bank’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents - The carrying amounts reported in the statements of financial condition for cash and cash equivalents approximate those assets’ fair values.

Investment securities - Fair value for investment securities equals quoted market price if such information is available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans held for sale - The carrying value of loans held for sale approximates fair value because of the short-term nature of the contractual commitment to sell the loans. Virtually all of the loans held for sale have commitments to be purchased by investors. The Bank usually delivers to, and receives funding from the investor within 30 days.

Loans - For variable-rate loans that re-price frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans are estimated using discounted cash flow analyses, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

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Accrued interest receivable - The carrying amounts of accrued interest approximate fair value.

Bank-owned life insurance - The carrying value of life insurance approximates fair value because this investment is carried at cash surrender value, as determined by the insurer.

Federal Home Loan Bank Stock - The carrying amount of the stock approximates fair value because of the redemption provisions of the stock is held as a requirement of membership.

Deposits - The fair value of demand and savings deposits is the amount payable on demand at the reporting date. The fair value of time deposits is estimated by discounting expected cash flows using the rates currently offered for deposits of similar remaining maturities.

Borrowings - The carrying amount of federal funds purchased approximates fair value. Fair values of other borrowings are estimated using discounted cash flow analyses based on the Bank’s current incremental borrowing rates for similar types of borrowing arrangements, if a quoted market price is not available.

Accrued interest payable - The carrying amounts of accrued interest approximate fair value.

Financial instruments with off-balance sheet risk - With regard to financial instruments with off-balance sheet risk, it is not practicable to estimate the fair value of future financing commitments, and, because in the case of loans sold with limited recourse the Bank has access to underlying collateral and other lender’s remedies, the fair value of such recourse loans is estimated to have only a nominal value.

The carrying amounts and estimated fair values of the Bank’s financial instruments, none of which are held for trading purposes, are as follows at December 31, 2012 and 2011:

	December 31, 2012		December 31, 2011
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Financial Assets:
Cash and cash equivalents	$19,660,734	$19,660,734	$38,641,286	$38,641,286
Investment securities available-for-sale	79,394,592	79,394,592	42,773,330	42,773,330
Loans held for sale	7,488,393	7,488,393	1,637,694	1,637,694
Loans held for investment, net	167,444,135	170,930,912	181,738,957	185,046,425
Cash value of life insurance	4,797,316	4,797,316	1,654,860	1,654,860
Accrued interest receivable	981,568	981,568	964,061	964,061
FHLB stock	707,800	707,800	1,070,200	1,070,200

Financial Liabilities:
Deposits	262,927,840	263,365,870	254,034,605	254,344,770
Borrowings	6,100,000	6,389,752	8,100,000	8,493,767
Accrued interest payable	65,904	65,904	107,155	107,155

NOTE 19 – FAIR VALUE OF ASSETS AND LIABILITIES

The Bank has elected to account for certain assets and liabilities under the fair value option. While this standard does not require any financial instruments to be measured at fair value, the guidance requires that the provisions of the applicable standard must be applied in situations where other accounting pronouncements either permit or require fair value measurement. The Bank reports fair value on a limited basis, most notably for available-for-sale investment securities. The Bank may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis. These include assets that are measured at the lower of cost or market that were recognized at fair value which was below cost at the end of the period. Assets subject to nonrecurring use of fair value measurements could include loans held for sale, goodwill, and foreclosed assets.

We group our financial assets and financial liabilities measured at fair value in three levels based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

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Level 1 – Valuations for assets and liabilities traded in active exchange markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party services for identical or comparable assets or liabilities which use observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or brokered traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis.

	December 31, 2012
	Total	Level 1	Level 2	Level 3
U.S. Treasury securities and obligations of U.S. government agencies	$46,371,802	$2,265,000	$44,106,802	$-
Obligations of states and political subdivisions	902,112	-	902,112	-
Residential mortgage-backed securities
U.S. government-sponsored enterprises	17,505,988	-	17,505,988	-
Non-U.S. government-sponsored enterprises	3,053,998	-	-	3,053,998
Commercial mortgage-backed securities	7,873,614	-	7,873,614	-
Corporate debt securities	2,518,887	-	2,018,887	500,000
Asset-backed securities	203,889	-	-	203,889
Equity securities	964,302	964,302	-	-
Loans held for sale	7,488,393	-	7,488,393	-
Total assets at fair value	$86,882,985	$3,229,302	$79,895,796	$3,757,887

	December 31, 2011
	Total	Level 1	Level 2	Level 3
U.S. Treasury securities and obligations of U.S. government agencies	$17,121,931	$999,500	$16,122,431	$-
Obligations of states and political subdivisions	899,142	-	899,142	-
Residential mortgage-backed securities
U.S. government-sponsored enterprises	16,865,571	-	16,865,571	-
Non-U.S. government-sponsored enterprises	3,443,699	-	-	3,443,699
Commercial mortgage-backed securities	730	-	730	-
Corporate debt securities	3,317,508	500,000	2,447,508	370,000
Asset-backed securities	401,427	-	401,427	-
Equity securities	723,322	723,322	-	-
Loans held for sale	1,637,694	-	1,637,694	-
Total assets at fair value	$44,411,024	$2,222,822	$38,374,503	$3,813,699

The Bank utilizes a third party pricing service to provide valuations on its securities portfolio. Despite most of these securities being U.S. government agency debt obligations, agency MBS, and municipal securities traded in active markets, third party valuations are determined based on the characteristics of a security (such as maturity, duration, rating, etc.) and in reference to similar or comparable securities. Due to the nature and methodology of these valuations, the Bank considers these fair value measurements as Level 2. Repossessed assets are also valued using Level 3 criteria, while impaired loans and OREO are valued using Level 3 criteria.

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The tables below present the balances of assets measured at fair value on a non-recurring basis.

	December 31, 2012
	Total	Level 1	Level 2	Level 3
Impaired loans	$4,610,829	$-	$-	$4,610,829
Other real estate owned	6,224,039	-	-	6,224,039
Repossessed assets	58,500	-	-	58,500
Total assets at fair value	$10,893,368	$-	$-	$10,893,368

	December 31, 2011
	Total	Level 1	Level 2	Level 3
Impaired loans	$2,367,083	$-	$-	$2,367,083
Other real estate owned	9,449,996	-	-	9,449,996
Repossessed assets	794,234	-	-	794,234
Total assets at fair value	$12,611,313	$-	$-	$12,611,313

The table below presents reconciliations of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the periods indicated. The transfer into level 3 during 2012 represents one bond which is a trust preferred security for which there is almost no trading activity.

	Fair Value Measurements Using Significant Unobservable Inputs
	(Level 3)
	Corporate Debt and Non-Agency Mortgage-backed Securities
	2012	2011
Balance at balance at January 1,	$3,813,699	$4,903,845
Total gains/(losses), realized/unrealized:
Included in earnings	(84,895)	(96,685)
Included in other comprehensive income	431,878	(233,100)
Purchases, issuances and settlements	(635,721)	(1,260,361)
Transfers into Level 3	232,926	500,000
Ending balance at December 31,	$3,757,887	$3,813,699

For Level 3 assets and liabilities measured at fair value on a recurring and non-recurring basis as of December 31, 2012, the significant unobservable inputs used in the fair value measurements are shown in the table below.

			Significant	Significant
	Fair Value at	Valuation	Unobservable	Unobservable
	December 31, 2012	Technique	Inputs	Input Value
Investment securities available-for-sale	$3,757,887	Third party impairment	Independent	N/A
		analysis/pricing models	Projections of loss

Impaired loans	$4,610,829	Appraised value/	Appraisals and/or sales	N/A
		discount cash flows/	of comparable properties/
		market value of the note	independent quotes

OREO/Repossessed assets	$6,282,539	Appraised value/	Appraisals and/or sales	N/A
		comparable sales/	of comparable properties/
		other estimates from	independent quotes/bids
independent sources

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The following presents the carrying amounts and estimated fair values of the Bank’s financial instruments as of December 31, 2012 and December 31, 2011. The table excluded financial instruments for which the carrying amount approximates fair value.

			Fair Value Measurements
			Quoted
			Prices in
			Active Markets	Significant
			for Identical	Other	Significant
(dollars in thousands)			Assets or	Observable	Unobservable
	Carrying	Estimated	Liabilities	Inputs	Inputs
	Amount	Fair Value	(Level 1)	(Level 2)	(Level 3)
December 31, 2012
Financial Instruments - Assets
Loans held for investment, net	$167,444,135	$170,930,912	$-	$-	$170,930,912

Financial Instruments - Liabilities
Deposits	262,927,840	263,365,870	-	263,365,870	-
Borrowings	6,100,000	6,389,752	-	6,389,752	-

December 31, 2011
Financial Instruments - Assets
Loans held for investment, net	$181,738,957	$185,046,425	$-	$-	$185,046,425

Financial Instruments - Liabilities
Deposits	254,034,605	254,344,770	-	254,344,770	-
Borrowings	8,100,000	8,493,767	-	8,493,767	-

NOTE 20 – RELATED PARTY TRANSACTIONS

During 2012 and 2011, the Bank leased two separate properties from entities controlled by either the husband or other immediate family members of one of the Bank’s directors. Annual lease payments for 2012 and 2011 were $22,600 and $30,700, respectively. One lease expired in 2012 and was not renewed as the Bank no longer occupies the building. The other lease expires in 2013 and contains an option to renew for another three years.

NOTE 21 – SUBSEQUENT EVENTS

Subsequent events are events or transactions that occur after the balance sheet date, but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet, but arose after that date. Management has reviewed events occurring through the date the financial statements were available to be issued and no subsequent events occurred requiring accrual or disclosure.

Subsequent to year-end 2012, the Bank approved and implemented the Randolph Bank & Trust Company Executive Life Insurance Plan. The purposes of the plan are to retain and attract key management personnel by offering participation in the plan. The Bank’s principal executive officer and principal financial officer are the only two initial participants in the plan. Under the plan, a participant’s designated beneficiary has the right to an agreed upon death benefit if the participant dies while actively employed. Subsequent to year-end 2012, the Bank also entered into non-qualified deferred compensation agreements with its principal executive officer and principal financial officer. Under the agreements, which provide supplemental retirement benefits to the executives, the applicable executive is entitled, upon reaching the age of 65, to an annual retirement benefit of $80,000 for a period of 15 years.

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Appendix A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

RANDOLPH BANK & TRUST COMPANY,

BNC BANCORP

AND

BANK OF NORTH CAROLINA

DATED AS OF MAY 31, 2013

i

4.3	Authority; No Violation.	27
4.4	Consents and Approvals	28
4.5	Reports; Regulatory Matters.	28
4.6	Financial Statements.	29
4.7	Broker’s Fees	30
4.8	Absence of Certain Changes or Events.	30
4.9	Legal Proceedings.	31
4.10	Taxes and Tax Returns	31
4.11	Compliance with Applicable Law.	31
4.12	Assets.	31
4.13	Approvals	32
4.14	Buyer Information	32
4.15	Bank Secrecy Act; Patriot Act; Money Laundering.	32
4.16	CRA Compliance.	32
4.17	Tax Matters.	32
ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS		33
5.1	Conduct of Seller’s Business Before the Effective Time	33
5.2	Seller Forbearances	33
5.3	Buyer Forbearances	36
ARTICLE VI ADDITIONAL AGREEMENTS		36
6.1	Regulatory Matters.	36
6.2	Access to Information; Confidentiality.	37
6.3	Shareholder Approval.	38
6.4	The Nasdaq Global Market Listing	39
6.5	Employee Matters.	39
6.6	Indemnification; Directors’ and Officers’ Insurance.	40
6.7	Additional Agreements	41
6.8	Advice of Changes	41
6.9	No Solicitation.	41
6.10	Restructuring Efforts	44
6.11	Reasonable Best Efforts; Cooperation	44
6.12	Tax Covenants of Buyer and Buyer Bank.	44
ARTICLE VII CONDITIONS PRECEDENT		44
7.1	Conditions to Each Party’s Obligation To Effect the Merger	44
7.2	Conditions to Obligations of Buyer	45
7.3	Conditions to Obligations of Seller	46
ARTICLE VIII TERMINATION AND AMENDMENT		47
8.1	Termination	47
8.2	Effect of Termination	47
8.3	Fees and Expenses.	48
8.4	Amendment	49
8.5	Extension; Waiver	49
ARTICLE IX GENERAL PROVISIONS		49
9.1	Closing	49
9.2	Standard	49
9.3	Nonsurvival of Representations, Warranties and Agreements	50
9.4	Notices	50
9.5	Interpretation	51
9.6	Counterparts	51
9.7	Entire Agreement	51
9.8	Governing Law; Jurisdiction	51
9.9	Publicity	51
9.10	Assignment; Third-Party Beneficiaries.	52
9.11	Enforcement	52

ii

Defined Term	Section
Adverse Recommendation Change	6.9(b)
Alternative Proposal	6.9(a)
Alternative Transaction	6.9(d)
Benefit Plan	9.10(b)
BHC Act	4.1(b)
Buyer Articles	4.1(b)
Buyer Bank	Preamble
Buyer Bylaws	4.1(b)
Buyer Capitalization Date	4.2(a)
Buyer Common Stock	1.4(a)
Buyer Disclosure Schedule	Art. IV
Buyer Non-Voting Common Stock	4.2(a)
Buyer Preferred Stock	4.2(a)
Buyer Regulatory Agreement	4.5(b)
Buyer Requisite Regulatory Approvals	7.2(c)
Buyer SEC Reports	4.5(c)
Buyer Stock Plans	4.2(a)
Buyer Subsidiary	3.1(c)
Cash Designee Shares	1.4(f)
Cash Election Amount	1.4(f)
Cash Election Shares	1.4(f)
Certificate	1.4(g)
Claim	6.6(a)
Classified Assets	7.2(g)
Closing	9.1
Closing Date	9.1
COBRA	3.11(c)
Code	Recitals
Common Stock Merger Consideration	1.4(c)
Covered Employees	6.5(a)
Derivative Transactions	3.14(a)
EESA	7.2(h)
Effective Time	1.2
Election Form	1.4(f)
ERISA	3.11(a)
ERISA Affiliate	3.11(a)
Exchange Act	4.5(c)
Exchange Agent	2.1
Expense Reimbursement	8.3(b)
FDIC	3.1(d)
Federal Reserve Board	3.4
Form S-4	4.4
GAAP	3.1(c)
Governmental Entity	3.4
HSR Act	3.4
Indemnified Parties	6.6(a)
Injunction	7.1(d)
Insurance Amount	6.6(c)
Intellectual Property	3.19
IRS	3.10(a)
Knowledge	9.5
Leased Properties	3.17
Liens	3.2(b)
Loans	3.16(a)
Mailing Date	1.4(f)

iii

Defined Term	Section
Material Adverse Effect	3.8(a)
Materially Burdensome Regulatory Condition	6.1(b)
Merger	Recitals
Merger Consideration	1.4(h)
NCBCA	1.6
No Election Shares	1.4(f)
No Election Stock Designee Shares	1.4(f)
North Carolina Articles of Merger	1.2
Other Regulatory Approvals	3.4
Owned Properties	3.17
Party	Preamble
Permitted Encumbrances	3.17
Per Share Cash Consideration	1.4(c)
Per Share Stock Consideration	1.4(c)
Policies, Practices and Procedures	3.15(b)
Property Lease	3.21
Proxy Statement	3.29
Qualified Group	4.17
Real Property	3.17
Regulatory Agencies	3.5
Sarbanes-Oxley Act	4.11(b)
SEC	4.4
Section 409(A)	3.11(m)
Securities Act	3.2(a)
SERP	3.11(c)
SRO	3.4
Subsidiary	3.1(c)
Superior Proposal	6.9(d)
Surviving Corporation	Recitals
Seller	Preamble
Seller Articles	3.1(b)
Seller Benefit Plans	3.11(a)
Seller Board	3.3(a)
Seller Bylaws	3.1(b)
Seller Capitalization Date	3.2(a)
Seller Common Stock	1.4(b)
Seller Contract	3.13(a)
Seller Disclosure Schedule	Art. III
Seller Option	1.5
Seller Preferred Stock	3.2(a)
Seller Regulatory Agreement	3.5
Seller Requisite Regulatory Approvals	7.3(c)
Seller Shareholder Meeting	6.3(a)
Seller Stock Plan	3.2(a)
Stock Designee Shares	1.4(f)
Stock Election Shares	1.4(f)
Tax Return	3.10(c)
Tax(es)	3.10(b)
Termination Fee	8.3(b)
Treasury Regulations	4.17
Trust Account Common Shares	1.4(b)

iv

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER is dated as of May 31, 2013 (this “Agreement”), by and among Randolph Bank & Trust Company, a North Carolina banking corporation (“Seller”), BNC Bancorp, a North Carolina corporation (“Buyer”), and Bank of North Carolina, a North Carolina banking corporation (“Buyer Bank”). Each of Seller, Buyer and Buyer Bank are referred to herein as a “Party” and, together, as the “Parties.”

W I T N E S S E T H:

WHEREAS, the Boards of Directors of Seller, Buyer and Buyer Bank have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for in this Agreement in which Seller will, on the terms and subject to the conditions set forth in this Agreement, merge with and into Buyer Bank (the “Merger”), so that Buyer Bank is the surviving banking corporation in the Merger (sometimes referred to in such capacity as the “Surviving Corporation”);

WHEREAS, at the effective time of such Merger, the outstanding shares of capital stock of Seller will be converted into the right to receive the merger consideration set forth in Section 1.4 of this Agreement;

WHEREAS, for federal income Tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended and including the Treasury Regulations promulgated thereunder (the “Code”); and

WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

Article I
THE MERGER

1.1              The Merger.

(a)                Subject to the terms and conditions of this Agreement, in accordance with the banking laws of North Carolina (N.C.G.S. § 53C-7-201 et seq.), at the Effective Time Seller shall merge with and into Buyer Bank. Buyer Bank shall be the Surviving Corporation in the Merger and shall continue its corporate existence under the laws of the State of North Carolina and the separate existence of Seller shall thereupon cease. Buyer Bank shall be the Surviving Corporation in the Merger and shall remain a wholly-owned subsidiary of Buyer. The charter and bylaws of Buyer Bank in effect immediately prior to the Merger shall be the charter and bylaws of the Surviving Corporation following such merger.

(b)               Buyer may at any time change the method of effecting the combination (including by providing for the merger of Seller and a different wholly owned subsidiary of Buyer) if and to the extent Buyer deems such change to be desirable; provided, however, that no such change shall (i) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, (ii) materially affect, in an adverse manner, the Tax treatment of Seller’s shareholders as a result of receiving the Merger Consideration or the Tax treatment of a Party pursuant to this Agreement or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement.

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1.2              Effective Time. The Merger shall become effective as set forth in the articles of merger that shall be filed with the North Carolina Secretary of State (the “North Carolina Articles of Merger”) on the Closing Date. The term “Effective Time” shall be the date and time when the Merger becomes effective as set forth in the North Carolina Articles of Merger.

1.3              Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth N.C.G.S. § 53C-7-205.

1.4              Conversion of Seller Common and Preferred Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Seller, Buyer, Buyer Bank or the holder of any of the following securities:

(a)                Each share of voting common stock, no par value per share, of Buyer (the “Buyer Common Stock”) and Buyer Non-Voting Common Stock (as hereinafter defined) issued and outstanding immediately before the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

(b)               All shares of common stock, par value $5.00 per share, of Seller issued and outstanding immediately before the Effective Time (the “Seller Common Stock”) that are owned, directly or indirectly, by Seller, Buyer or Buyer Bank (other than shares of Seller Common Stock held in trust accounts (including grantor or rabbi trust accounts)), managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties (any such shares, “Trust Account Common Shares”)) shall no longer be outstanding, shall automatically be cancelled and shall cease to exist and no stock of Buyer and no other consideration shall be delivered in exchange therefor.

(c)                Subject to the allocation provisions of Section 1.4(f), each share of Seller Common Stock (excluding shares held by Buyer, Buyer Bank, or Seller or any of their respective Subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted) issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive the following:

(i)                 Each share of Seller Common Stock shall be converted, at the election of such shareholder, into the right to receive either:

(A)              cash in the amount of $10.00 per share (“Per Share Cash Consideration”); or

(B)              the number of shares (rounded to the nearest 1/1000th of a share) of Buyer Common Stock determined by dividing $10.00 by the 20-day volume-weighted average price of Buyer Common Stock (“BNC VWAP”) prior to closing (“Per Share Stock Consideration”) (such Per Share Cash Consideration and Per Share Stock Consideration shall be referred to as the “Common Stock Merger Consideration”). However, notwithstanding the foregoing, in the event that the BNC VWAP immediately prior to closing is greater than $11.50, then the Per Share Stock Consideration shall equal 0.870 shares of Buyer Common Stock, and in the event that the BNC VWAP immediately prior to closing is less than $8.50, then then the Per Share Stock Consideration shall equal 1.176 shares of Buyer Common Stock.

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(d)               Subject to the allocation provisions of Section 1.4(f) below, each shareholder of Seller may elect to receive the Per Share Stock Consideration or the Per Share Cash Consideration for each such share of Seller Common Stock; provided, however, that the aggregate number of shares of Seller Common Stock which shall be converted into the Per Share Stock Consideration shall be 835,798.

(e)                If, between the date hereof and the Effective Time, the outstanding shares of Buyer Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

(f)                Election and Allocation Procedures.

(i)                 Election.

(A)              An election form (“Election Form”), together with the other transmittal materials described in Section 2.1, shall be mailed within three business days after the Effective Time to each holder of Seller Common Stock of record at the Effective Time. Such date of mailing shall be referred to hereinafter as the “Mailing Date.” Each Election Form shall permit a holder of Seller Common Stock (or the beneficial owner through appropriate and customary documentation and instruction) to elect to receive the Per Share Cash Consideration with respect to all or any of such holder’s Seller Common Stock (shares as to which the election is made, “Cash Election Shares”). The “Cash Election Amount” shall be equal to the Per Share Cash Consideration multiplied by the total number of Cash Election Shares. All shares of Seller Common Stock other than the Cash Election Shares and the No Election Shares (as defined below) shall be referred to herein as the “Stock Election Shares.”

(B)              Any share of Seller Common Stock with respect to which the holder (or the beneficial owner, as the case may be) shall not have submitted to the Exchange Agent (as hereinafter defined) an effective, properly completed Election Form on or before 30 days after the Mailing Date (such deadline, the “Election Deadline”), shall be converted as provided in Section 1.4(f)(ii) (such shares, the “No Election Shares”).

(C)              Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) representing all Seller Common Stock covered by such Election Form, together with duly executed transmittal materials included with the Election Form. Any Election Form may be revoked or changed by the person submitting such Election Form (or the beneficial owner of the shares covered by such Election Form through appropriate and customary documentation and instruction) at or prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline and no other valid election is made, the shares of Seller Common Stock represented by such Election Form shall be No Election Shares. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. Neither Buyer nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

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(ii)               Allocation. As soon as reasonably practicable after the Effective Time, Buyer shall cause the Exchange Agent to allocate the Common Stock Merger Consideration, which shall be effected by the Exchange Agent as follows:

(A)              If the total amount of Stock Election Shares is greater than 835,798, then:

a.                   each Cash Election Share and each No Election Share shall be converted into the right to receive the Per Share Cash Consideration;

b.                  the Exchange Agent will select, on a pro rata basis based upon the number of Stock Election Shares submitted, from among the holders of Stock Election Shares, a sufficient number of such shares (“Cash Designee Shares”) such that the total amount of Stock Election Shares minus the sum of the Cash Designee Shares and the shares with respect to which dissenters’ rights of appraisal have been asserted equals 835,798. Each Cash Designee Share shall be converted into the right to receive the Per Share Cash Consideration; and

c.                   each remaining unconverted share of Seller Common Stock (after application of subsections (a.) and (b.) above) shall be converted into the right to receive the Per Share Stock Consideration.

(B)              If the total amount of Stock Election Shares and No Election Shares is less than 835,798, then:

a.                   each Stock Election Share and each No Election Share shall be converted into the right to receive the Per Share Stock Consideration;

b.                  the Exchange Agent will select, on a pro rata basis based upon the number of Cash Election Shares submitted, from among the holders of Cash Election Shares, a sufficient number of such shares (“Stock Designee Shares”) such that the total amount of Stock Election Shares plus the Stock Designee Shares equals 835,798. Each Stock Designee Share shall be converted into the right to receive the Per Share Stock Consideration; and

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c.                   each remaining unconverted share of Seller Common Stock (after application of subsections (a.) and (b.) above) shall be converted into the right to receive the Per Share Cash Consideration.

(C)              If the total amount of Stock Election Shares is less than 835,798, but the total amount of Stock Election Shares and No Election Shares is greater than 835,798, then:

a.                   each Stock Election Share shall be converted into the right to receive the Per Share Stock Consideration and each Cash Election Share shall be converted into the Per Share Cash Consideration;

b.                  the Exchange Agent will select, on a pro rata basis based upon the number of No Election Shares submitted, from among the holders of No Election Shares, a sufficient number of such shares (“No Election Stock Designee Shares”) such that the total amount of Stock Election Shares plus the No Election Stock Designee Shares equals 835,798. Each No Election Stock Designee Share shall be converted into the right to receive the Per Share Stock Consideration; and

c.                   each remaining unconverted share of Seller Common Stock (after application of subsections (a.) and (b.) above) shall be converted into the right to receive the Per Share Cash Consideration.

(g)                From and after the Effective Time, all of the shares of Seller Common Stock shall no longer be outstanding, shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Seller Common Stock (each, a “Certificate”) shall thereafter represent only the right to receive the Common Stock Merger Consideration into which the shares of Seller Common Stock represented by such Certificate have been converted pursuant to this Section 1.4, as well as any dividends to which holders of Seller Common Stock become entitled in accordance with Section 2.2.

(h)               Each share of Seller’s (i) Series A Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share (the “Seller Series A Preferred Stock”); (ii) Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series B, par value $5.00 per share, stated liquidation amount $1,000 per share (the “Seller Series B Preferred Stock”); and (iii) Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series C, par value $5.00 per share, stated liquidation amount $1,000 per share (the “Seller Series C Preferred Stock” and, together with the Seller Common Stock, the Seller Series A Preferred Stock, and the Seller Series B Preferred Stock, the “Seller Shares”) issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive cash in the amount of $1,000 per share (the “Preferred Stock Merger Consideration” and, together with the Common Stock Merger Consideration, the “Merger Consideration”).

(i)                 Each share of common stock of Buyer Bank issued and outstanding immediately before the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

1.5              Stock Options and Other Stock-Based Awards. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any options or other stock-based awards (“Seller Options”), all Seller Options shall be terminated and shall not be converted into or become rights with respect to Buyer Common Stock, and Buyer shall not assume the Seller Options or the agreements evidencing such options. Seller and Buyer agree to take all necessary steps to effect the provisions of this Section 1.5.

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1.6              Dissenting Shareholders. Any holder of shares of Seller Shares who perfects such holder’s dissenters’ rights of appraisal in accordance with and as contemplated by Section 55-13-02 of the North Carolina Business Corporation Act (the “NCBCA”) shall be entitled to receive the value of such shares in cash as determined pursuant to such provision of the NCBCA; provided, that no such payment shall be made to any dissenting shareholder unless and until such dissenting shareholder has complied with the applicable provisions of the NCBCA and surrendered to Seller the certificate or certificates representing shares for which payment is being made. In the event that after the Effective Time a dissenting shareholder of Seller fails to perfect, or effectively withdraws or loses, such holder’s right to appraisal and of payment for such holder’s shares, the Surviving Corporation shall issue and deliver the Merger Consideration to which such holder of shares of Seller Shares is entitled under Section 1.4(c) or Section 1.4(h) of this Agreement upon surrender by such holder of the certificate or certificates representing shares of Seller Shares held by such holder.

1.7              Articles of Incorporation of Buyer Bank. At the Effective Time, the Buyer Bank articles of incorporation shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.8              Bylaws of Buyer Bank. At the Effective Time, the Buyer Bank bylaws shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.9              Tax Consequences. It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code, and it is intended that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code. Both prior to and after the Closing, each Party’s books and records shall be maintained, and all federal, state and local income Tax Returns and schedules thereto shall be filed in a manner consistent with the Merger being qualified as a reorganization and nontaxable exchange under Section 368(a)(1)(A) of the Code (and comparable provisions of any applicable state or local laws), except to the extent the Merger is determined in a final administrative or judicial decision not to qualify as a reorganization within the meaning of Code Section 368(a).

1.10          Fractional Shares. Notwithstanding any other provision of this Agreement, each holder of shares of Seller Common Stock exchanged pursuant to the Merger, who would otherwise have been entitled to receive a fraction of a share of Buyer Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Buyer Common Stock multiplied by the BNC VWAP immediately prior to closing. However, notwithstanding the foregoing, in the event that the BNC VWAP immediately prior to closing is greater than $11.50 or is less than $8.50, then the BNC VWAP for purposes of this Section 1.10 shall equal $11.50 or $8.50, respectively. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

A-6

Article II
DELIVERY OF MERGER CONSIDERATION

2.1              Exchange Procedures. Within three business days after the Effective Time, Buyer shall cause the exchange agent selected by Buyer, and reasonably acceptable to Seller (the “Exchange Agent”), to mail to each holder of record of a certificate or certificates which represented Seller Common Stock immediately prior to the Effective Time (the “Certificates”) an Election Form, as required under Section 1.4(f), and other appropriate transmittal materials and instructions (which shall specify that delivery shall be effected, and risk of loss and title to such Certificates shall pass, only upon proper delivery of such Certificates to the Exchange Agent and which shall be reasonably acceptable to Seller and its counsel). The Certificate or Certificates of Seller Common Stock so delivered shall be duly endorsed as the Exchange Agent may reasonably require. In the event of a transfer of ownership of Seller Common Stock represented by Certificates that are not registered in the transfer records of Seller, the consideration provided in Section 1.4 may be issued to a transferee if the Certificates representing such shares are delivered to the Exchange Agent, accompanied by all documents required to evidence such transfer. If any Certificate shall have been lost, stolen, mislaid or destroyed, upon receipt of (i) an affidavit of that fact from the holder claiming such Certificate to be lost, mislaid, stolen or destroyed, (ii) such bond, security or indemnity as Buyer and the Exchange Agent may reasonably require, and (iii) any other documents necessary to evidence and effect the bona fide exchange thereof, the Exchange Agent shall issue to such holder the consideration into which the shares represented by such lost, stolen, mislaid or destroyed Certificate shall have been converted. The Exchange Agent may establish such other reasonable and customary rules and procedures in connection with its duties as it may deem appropriate. After the Effective Time, each holder of shares of Seller Shares (other than shares to be canceled pursuant to Section 1.4(c) or as to which statutory dissenters’ rights of appraisal have been perfected as provided in Section 1.6) issued and outstanding at the Effective Time shall surrender the Certificate or Certificates representing such shares to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefor the consideration provided in Section 1.4, together with all undelivered dividends or distributions in respect of such shares (without interest thereon) pursuant to Section 2.2. Buyer shall not be obligated to deliver the Merger Consideration to which any former holder of Seller Shares is entitled as a result of the Merger until such holder surrenders such holder’s Certificate or Certificates for exchange as provided in this Section 2.1, or in lieu thereof, such bond, security or indemnity as Buyer and the Exchange Agent may reasonably require. Any other provision of this Agreement notwithstanding, neither Buyer nor the Exchange Agent shall be liable to a holder of Seller Shares for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar law.

2.2              Rights of Former Seller Shareholders. At the Effective Time, the stock transfer books of Seller shall be closed as to holders of Seller Shares immediately prior to the Effective Time and no transfer of Seller Shares by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 2.1, each certificate theretofore representing shares of Seller Shares (other than shares to be canceled pursuant to Section 1.4(c) or as to which statutory dissenters’ rights of appraisal have been perfected as provided in Section 1.6) shall from and after the Effective Time represent for all purposes only the right to receive the Merger Consideration in exchange therefor. To the extent permitted by law, former holders of record of Seller Shares shall be entitled to vote, provided such Seller Shares have voting rights, after the Effective Time at any meeting of Buyer shareholders the number of whole shares of Buyer Common Stock into which their respective shares of Seller Shares are converted, regardless of whether such holders have exchanged their certificates representing Seller Shares for certificates representing Buyer Common Stock in accordance with the provisions of this Agreement. No dividend or other distribution payable to the holders of record of Buyer Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any Certificate until such holder surrenders such Certificate for exchange as provided in Section 2.1. However, upon surrender of such Certificate, both the Buyer Common Stock certificate (together with all such undelivered dividends or other distributions without interest) and any undelivered dividends and cash payments payable hereunder (without interest) shall be delivered and paid with respect to each share represented by such Certificate. No interest shall be payable with respect to any cash to be paid under Section 1.4 of this Agreement except to the extent required in connection with the exercise of dissenters’ rights of appraisal.

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Article III
REPRESENTATIONS AND WARRANTIES OF SELLER

Except as disclosed in the disclosure schedule (the “Seller Disclosure Schedule”) delivered by Seller to Buyer before the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III, or to one or more of Seller’s covenants contained herein; provided, however, that notwithstanding anything in this Agreement to the contrary, (i) no such item is required to be set forth in such schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 9.2 and (ii) the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect, as hereinafter defined, on Seller), Seller hereby represents and warrants to Buyer as follows:

3.1              Corporate Organization.

(a)                Seller is a banking corporation duly incorporated, validly existing and in good standing under the laws of the State of North Carolina. Seller has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary.

(b)               True, complete and correct copies of the Articles of Incorporation of Seller, as amended (the “Seller Articles”), and the Bylaws of Seller (the “Seller Bylaws”), as in effect as of the date of this Agreement, have previously been made available to Buyer. Seller is incorporated under the laws of the State of North Carolina.

(c)                Each of Seller’s Subsidiaries (i) is duly incorporated or duly formed, as applicable to each such Subsidiary, and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified and (iii) has all requisite corporate power or other power and authority to own or lease its properties and assets and to carry on its business as now conducted. The articles of incorporation, bylaws and similar governing documents of each Seller Subsidiary, copies of which have previously been made available to Buyer, are true, complete and correct copies of such documents as of the date of this Agreement. As used in this Agreement, the word “Subsidiary”, when used with respect to a Party, means any bank, corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, that is consolidated with such Party for financial reporting purposes under U.S. generally accepted accounting principles (“GAAP”), and the terms “Seller Subsidiary” and “Buyer Subsidiary” shall mean any direct or indirect Subsidiary of Seller or Buyer, respectively.

(d)               The deposit accounts of Seller are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due.

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3.2              Capitalization

(a)                The authorized capital stock of Seller consists of 2,500,000 shares of Seller Common Stock, of which, as of the date of this Agreement (the “Seller Capitalization Date”), 1,044,748 shares were issued and outstanding, and 1,000,000 shares of preferred stock (the “Seller Preferred Stock”), of which, as of the Seller Capitalization Date, 2,300 shares of Seller Series A Preferred Stock, 6,229 shares of Seller Series B Preferred Stock, and 311 shares of Seller Series C Preferred Stock were issued and outstanding. As of the Seller Capitalization Date, no shares of Seller Common Stock or Seller Preferred Stock were reserved for issuance, except for 3,979 shares of Seller Common Stock underlying options currently outstanding. All of the issued and outstanding shares of Seller Common Stock and Seller Preferred Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness of Seller having the right to vote on any matters on which its shareholders may vote are issued or outstanding. Except as set forth in Section 3.2(a) of the Seller Disclosure Schedule, as of the date of this Agreement, except pursuant to this Agreement, including with respect to any Seller stock option plan(s), as amended, (collectively, the “Seller Stock Plan”) as set forth herein, Seller does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of any amount based on, any shares of Seller Common Stock, Seller Preferred Stock, or any other equity securities of Seller or any securities representing the right to purchase or otherwise receive any shares of Seller Common Stock, Seller Preferred Stock, or other equity securities of Seller. As of the date of this Agreement, there are no contractual obligations of Seller or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of Seller or any equity security of Seller or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Seller or its Subsidiaries or (ii) pursuant to which Seller or any of its Subsidiaries is or could be required to register shares of Seller capital stock or other securities under the Securities Act of 1933, as amended (the “Securities Act”). Other than as set forth on Section 3.2(a) of the Seller Disclosure Schedule, no options or other equity-based awards are outstanding as of the Seller Capitalization Date. Except as set forth on Section 3.2(a) of the Seller Disclosure Schedule, since December 31, 2011 through the date hereof, Seller has not (A) issued or repurchased any shares of Seller Common Stock, or other equity securities of Seller or (B) issued or awarded any options, restricted shares or any other equity-based awards under the Seller Stock Plan.

(b)               Section 3.2(b) of the Seller Disclosure Schedule sets forth each Subsidiary of Seller. All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Seller are owned by Seller, directly or indirectly, free and clear of any material liens, pledges, charges and security interests and similar encumbrances (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No such Seller Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

(c)                Section 3.2(c) of the Seller Disclosure Schedule sets forth Seller’s and its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any person other than a Subsidiary of Seller, where such ownership interest is equal to or greater than five percent of the total ownership interest of such person.

(d)               Section 3.2(d) of the Seller Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of: (i) the number of shares of Seller Common Stock issued under the Seller Stock Plan, the number of shares of Seller Common Stock subject to outstanding awards granted under the Seller Stock Plan and the number of shares of Seller Common Stock reserved for future issuance under the Seller Stock Plan; (ii) all outstanding awards granted under the Seller Stock Plan, indicating with respect to each such award the name of the holder thereof, the number of shares of Seller Common Stock subject to such award and, to the extent applicable, the exercise price, the date of grant and the vesting schedule; and (iii) all outstanding warrants, indicating with respect to each such warrant the name of the holder thereof, the number and type of shares of Seller Common Stock subject to such warrant and the exercise price thereof. Seller has provided to the Buyer complete and accurate copy of the Seller Stock Plan and the forms of all award agreements related thereto and copies of all warrants.

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3.3              Authority; No Violation.

(a)                Seller has requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly, validly and unanimously approved by the Board of Directors of Seller (the “Seller Board”). The Seller Board has determined that the Merger, on substantially the terms and conditions set forth in this Agreement, is advisable and in the best interests of Seller and its shareholders, has directed that the Merger, on substantially the terms and conditions set forth in this Agreement, be submitted to Seller’s shareholders for consideration at a duly held meeting of such shareholders and has recommended that Seller’s shareholders vote in favor of the adoption and approval of this Agreement and the transactions contemplated hereby. Except for the approval of this Agreement by the affirmative vote of the holders of the outstanding shares of Seller Common Stock, Seller Series A Preferred Stock, Seller Series B Preferred Stock, and Seller Series C Preferred Stock required under North Carolina law entitled to vote at such meeting, no other corporate proceedings on the part of Seller are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Seller and (assuming due authorization, execution and delivery by Buyer) constitutes the valid and binding obligation of Seller, enforceable against Seller in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally or by 12 U.S.C. Section 1818(b)(6)(D) (or any successor statute) and any bank regulatory powers and subject to general principles of equity).

(b)               Neither the execution and delivery of this Agreement by Seller nor the consummation by Seller of the transactions contemplated hereby, nor compliance by Seller with any of the terms or provisions of this Agreement, will (i) assuming that shareholder approval referred to in Section 3.3(a) has been obtained, violate any provision of the Seller Charter or the Seller Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or Injunction applicable to Seller, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a material breach of any provision of or the loss of any material benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Seller or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Seller or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound.

3.4              Consents and Approvals. Except for (a) the filing of applications and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act, as amended, the FDIC under the Federal Deposit Insurance Act, as amended (the “FDI Act”), and the Office of the Commissioner of Banks of the State of North Carolina and approval of such applications and notices, (b) the filing of any required applications, filings or notices with any other federal or state banking, insurance or other regulatory or self-regulatory authorities or any courts, administrative agencies or commissions or other governmental authorities or instrumentalities (each a “Governmental Entity”) and approval of such applications, filings and notices (the “Other Regulatory Approvals”), (c) the filing of the North Carolina Articles of Merger with the North Carolina Secretary of State pursuant to the Banking Laws of North Carolina and the NCBCA, (d) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents, and federal commodities laws relating to the regulation of futures commission merchants and the rules and regulations thereunder and of any applicable industry self-regulatory organization (“SRO”), and the rules and regulations of The Nasdaq Stock Market, or that are required under consumer finance, mortgage banking and other similar laws, and (e) notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), if any, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by Seller of the Merger and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Seller of this Agreement.

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3.5              Reports; Regulatory Matters. Seller and each of its Subsidiaries have timely filed (including all applicable extensions) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2011 with (i) the Federal Reserve Board, (ii) the FDIC, (iii) any state insurance commission or other state regulatory authority, (iv) any foreign regulatory authority, (v) any SRO and (vi) the SEC (collectively, “Regulatory Agencies”) and with each other applicable Governmental Entity, and all other reports and statements required to be filed by them since January 1, 2011, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, foreign entity or Regulatory Agency or Governmental Entity, and have paid all fees and assessments due and payable in connection therewith. Except as set forth on Section 3.5(a) of the Seller Disclosure Schedule and except for normal examinations conducted by a Regulatory Agency or Governmental Entity in the ordinary course of the business of Seller and its Subsidiaries, no Regulatory Agency or Governmental Entity has initiated since January 1, 2011 or has pending any proceeding, enforcement action or, to the knowledge of Seller, investigation into the business, disclosures or operations of Seller or any of its Subsidiaries. Except as set forth on Section 3.5(a) of the Seller Disclosure Schedule, since January 1, 2011, no Regulatory Agency or Governmental Entity has resolved any proceeding, enforcement action or, to the knowledge of Seller, investigation into the business, disclosures or operations of Seller or any of its Subsidiaries. Seller and its Subsidiaries have fully complied with, and there is no unresolved violation, criticism, comment or exception by any Regulatory Agency or Governmental Entity with respect to, any report or statement relating to any examinations or inspections of Seller or any of its Subsidiaries. Since January 1, 2011, there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency or Governmental Entity with respect to the business, operations, policies or procedures of Seller or any of its Subsidiaries (other than normal examinations conducted by a Regulatory Agency or Governmental Entity in Seller’s ordinary course of business).

Except as set forth on Section 3.5 of the Seller Disclosure Schedule, neither Seller nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2010 a recipient of any supervisory letter from, or since January 1, 2010 has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated commercial banks or their Subsidiaries (each item in this sentence, a “Seller Regulatory Agreement”), nor has Seller or any of its Subsidiaries been advised since January 1, 2010 by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Seller Regulatory Agreement. To the knowledge of Seller, there has not been any event or occurrence since January 1, 2010 that would result in a determination that Seller is not “well capitalized” and “well managed” as a matter of U.S. federal banking law.

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3.6            Financial Statements.

(a)                Seller has made available to Buyer the balance sheets (including related notes and schedules, if any) of Seller as of December 31, 2012, and December 31, 2011, and the related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) for each of the two fiscal years ended December 31, 2012 and 2011, and (b) the consolidated balance sheets (including related notes and schedules, if any) of Seller and related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) with respect to periods ended subsequent to December 31, 2012 (the “Seller Financial Statements”).The Seller Financial Statements (as of the dates thereof and for the periods covered thereby) (a) are, or if dated after the date of this Agreement will be, in accordance with the books and records of Seller and its Subsidiaries (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Seller and its Subsidiaries in all respects, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Seller and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount), and (iii) have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Seller and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Elliott Davis, PLLC has served as independent registered public accountant for Seller for all periods; such firm has not resigned or been dismissed as independent public accountants of Seller as a result of or in connection with any disagreements with Seller on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)               Neither Seller nor any of its Subsidiaries has any material liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the Seller Financial Statements (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2012 or (iii) liabilities incurred since December 31, 2012 in connection with this Agreement and the transactions contemplated hereby.

(c)                Since December 31, 2012, (i) through the date hereof, neither Seller nor any of its Subsidiaries, to the knowledge of the officers of Seller, any director, officer, employee, auditor, accountant or representative of Seller or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Seller or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Seller or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Seller or any of its Subsidiaries, whether or not employed by Seller or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Seller or any of its officers, directors, employees or agents to the Seller Board or any committee thereof or to any director or officer of Seller.

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3.7              Broker’s Fees. Neither Seller nor any Seller Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than as set forth on Section 3.7 of the Seller Disclosure Schedule and pursuant to letter agreements, true, complete and correct copies of which have been previously delivered to Buyer.

3.8              Absence of Certain Changes or Events.

(a)                Since December 31, 2012, no event has occurred that has had or is reasonably likely to have, either individually or in the aggregate with all other events, a Material Adverse Effect on Seller. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Buyer, Seller or the Surviving Corporation, as the case may be, any fact, event, change, condition, development, circumstance or effect that, individually or in the aggregate, (i) is or would be reasonably likely to be material and adverse to the business, assets, liabilities, properties, results of operations, financial condition or management team of such Party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), a Material Adverse Effect shall not be deemed to include any adverse event, change or effect to the extent arising from (A) changes, after the date hereof, in GAAP or regulatory accounting requirements applicable to banks or savings associations and their holding companies, generally, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to banks or savings associations and their holding companies, generally, or interpretations thereof by courts or Governmental Entities, in each case except to the extent such Party is affected in a disproportionate manner as compared to other community banks in the southeastern United States, (C) changes, after the date hereof, in global or national political conditions (including the outbreak of war or acts of terrorism) or in general economic or market conditions affecting banks, savings associations or their holding companies generally, in each case except to the extent such Party is affected in a disproportionate manner as compared to other community banks in the southeastern United States or (D) the direct effects of negotiating, entering into and compliance with this Agreement on the operating performance of Seller and its Subsidiaries) or (ii) materially impairs or would be reasonably likely to materially impair the ability of such Party to timely consummate the transactions contemplated by this Agreement.

(b)               Since December 31, 2012 through and including the date of this Agreement, Seller and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with their past practice.

(c)                Except as set forth in Section 3.8(c) or as contemplated by Section 7.3(d) of the Seller Disclosure Schedule, since March 31, 2013, neither Seller nor any of its Subsidiaries has (i) except for (A) normal increases for employees made in the ordinary course of business consistent with past practice or (B) as required by applicable law or pre-existing contractual obligations, increased the wages, salaries, compensation, bonus opportunities (whether annual or long-term, or in the form of cash or property) pension, nonqualified deferred compensation or other fringe benefits or perquisites payable to any current, former or retired executive officer, employee, consultant, independent contractor, other service provider or director from the amount thereof in effect as of March 31, 2013, granted any severance, retirement or termination pay, entered into any contract to make or grant any severance, retirement or termination pay (in each case, except as required under the terms of agreements or severance plans listed on Section 3.11(a) of the Seller Disclosure Schedule, as in effect as of the date hereof), or paid any bonus other than the customary year-end bonuses in amounts consistent with past practice, (ii) granted, amended, accelerated, modified or terminated any stock appreciation rights or options to purchase shares of Seller Common Stock, any restricted, performance or fully vested shares of Seller Common Stock, any phantom or restricted stock units, or any right to acquire any shares of its capital stock with respect to any current, former or retired executive officer, director, consultant, independent contractor or other service provider or employee, (iii) changed any accounting methods, principles or practices of Seller or its Subsidiaries affecting its assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy, (iv) suffered any strike, work stoppage, slow-down or other labor disturbance, (v) adopted, amended, modified or terminated any Seller Benefit Plan, except as required by applicable laws, or (vi) hired, terminated, promoted or demoted any employee, consultant, independent contractor, executive officer, director or other service provider (other than in the ordinary course of business and consistent with past practice).

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3.9              Legal Proceedings.

(a)                Except as disclosed on Section 3.9(a) of the Seller Disclosure Schedule, neither Seller nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of Seller’s knowledge, threatened, legal, administrative, arbitral or other material proceedings, claims, actions or governmental or regulatory investigations of any nature against Seller or any of its Subsidiaries, including, without limitation any lender liability claims, or otherwise challenging the validity or propriety of the transactions contemplated by this Agreement. None of the proceedings, claims, actions or governmental or regulatory investigations set forth on Section 3.9(a) of the Seller Disclosure Schedule would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Seller.

(b)               There is no Injunction, judgment or regulatory restriction (other than those of general application that apply to similarly situated commercial banks) imposed upon Seller, any of its Subsidiaries or the assets of Seller or any of its Subsidiaries.

3.10          Taxes and Tax Returns.

(a)                Each of Seller and its Subsdiaries has duly and timely filed (including all applicable extensions) all Tax Returns required to be filed by it on or before the date of this Agreement (all such returns being accurate and complete in all material respects), has paid all Taxes shown thereon as arising and has duly paid or made provision for the payment of all material Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities (including, if and to the extent applicable, those due in respect of its properties, income, business, capital stock, deposits, franchises, licenses, sales and payrolls) other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against. Seller and its Subsidiaries are not subject to any ongoing or unresolved examination or audit by the Internal Revenue Service (“IRS”). There are no material disputes pending, or claims asserted, for Taxes or assessments upon Seller or any of its Subsidiaries for which Seller does not have reserves that are adequate under GAAP. Neither Seller nor any of its Subsidiaries is a party to or is bound by any Tax-sharing, -allocation or -indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Seller and its Subsidiaries). Within the past five years, neither Seller nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code. Neither Seller nor any of its Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code, no such adjustment has been proposed by the IRS and no pending request for permission to change any accounting method has been submitted by Seller or any of its Subsidiaries. Neither Seller nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1). Neither Seller nor any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would prevent, or would be reasonably likely to prevent, the Merger from qualifying as a reorganization under Section 368(a) of the Code.

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(b)               As used in this Agreement, the term “Tax” or “Taxes” means (i) all federal, state, local and foreign income, bank, estimated, excise, gross receipts, gross income, ad valorem, profits, gains, property, escheat, unclaimed property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup-withholding, value-added and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon and (ii) any liability for Taxes described in clause (i) above under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law).

(c)                As used in this Agreement, the term “Tax Return” means a report, return or other information (including any amendments) required to be supplied to a Governmental Entity with respect to Taxes including, where permitted or required, combined or consolidated returns for any group of entities that includes Seller or any of its Subsidiaries.

3.11          Employee Matters.

(a)                Section 3.11(a) of the Seller Disclosure Schedule sets forth a true, complete and correct list of each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended and including the regulations promulgated thereunder (“ERISA”), whether or not written or unwritten or subject to ERISA, as well as each employee or director benefit or compensation plan, arrangement or agreement (whether written or unwritten) and each employment, consulting, bonus, supplemental income, collective-bargaining, incentive or deferred compensation, vacation, stock purchase, stock option or other equity-based, severance, termination, retention, change-in-control, profit-sharing, fringe benefit, workers’ compensation, voluntary employees’ beneficiary association, health, welfare, accident, sickness, death benefit, hospitalization, insurance, personnel policy, disability benefit or other similar plan, program, agreement, arrangement or commitment (whether written or unwritten) for the benefit of any current, former or retired employee, consultant, independent contractor, other service provider or director of Seller or any of its ERISA Affiliates (as defined herein) entered into, maintained or contributed to by Seller or any of its ERISA Affiliates or to which Seller or any of its ERISA Affiliates is obligated to contribute (such plans, programs, agreements, arrangements and commitments, collectively, the “Seller Benefit Plans”). For purposes of this Agreement, the term “ERISA Affiliate” means any entity that is a member of (i) a controlled group of corporations (as defined in Section 414(b) of the Code), (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), (iii) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code) or (iv) a “controlled group” within the meaning of Section 4001 of ERISA, any of which includes Seller or any of its Subsidiaries. No other Seller Benefit Plan exists.

(b)               With respect to each Seller Benefit Plan, Seller has made available to Buyer true, complete and correct copies of the following (as applicable): (i) the written document evidencing such Seller Benefit Plan or, with respect to any such plan that is not in writing, a written description thereof; (ii) the summary plan description; (iii) any related trust agreements, insurance contracts or documents of any other funding arrangements; (iv) all amendments, modifications or supplements to any such document; (v) the two most recent actuarial reports; (vi) the most recent determination letter from the IRS; (vii) the three most recent Forms 5500 required to have been filed with the IRS, including all schedules thereto; (viii) any notices to or from the IRS or any office or representative of the Department of Labor or any other Governmental Entity relating to any compliance issues in respect of any such Seller Benefit Plan; and (ix) a list of each person who has options to purchase Seller Common Stock or has units or other awards outstanding under any stock-option or other equity-based plan, program or arrangement sponsored by Seller or any of its Subsidiaries, noting for each person the number of options, units and other awards available and the strike price, if any, associated therewith. Section 3.11(b) of the Seller Disclosure Schedule sets forth as of February 28, 2013 the accrued liability for any such plans, programs and arrangements.

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(c)                With respect to each Seller Benefit Plan, and except as disclosed in Section 3.11(c) of the Seller Disclosure Schedule:

(i)                 each Seller Benefit Plan is being and has been administered in all respects in accordance with ERISA, the Code and all other applicable laws and in all material respects in accordance with its governing documents, and all material obligations, whether arising by operation of law or by contract, required to be performed with respect to each Seller Benefit Plan have been timely performed, and there have been no material defaults, omissions or violations by any party with respect to any Seller Benefit Plan, and each Seller Benefit Plan;

(ii)               each Seller Benefit Plan that is intended to be “qualified” under Section 401 and/or 409 of the Code is so qualified and has either received a favorable determination letter from the IRS to such effect or such Seller Benefit Plan is covered by a letter from the IRS to the same effect, and, to the knowledge of Seller, no fact, circumstance or event has occurred since the date of such letter or exists that would reasonably be expected to adversely affect the qualified status of any such Seller Benefit Plan;

(iii)             with respect to each Seller Benefit Plan that is intended to be “qualified” under Section 401 and/or 409 of the Code either an application for a new determination letter (if applicable) was filed by the end of such Seller Benefit Plan’s applicable remedial amendment cycle as determined under Revenue Procedure 2005-66 or the deadline for filing such an application has not yet arrived and all requirements for relying on such extended filing date have been satisfied;

(iv)             each Seller Benefit Plan that is an “employee pension benefit plan” as defined in Section 3(2)(A) of ERISA and is not qualified under Code Section 401(a) is exempt from Part 2, 3 and 4 of Title I of ERISA as an unfunded plan that is maintained primarily for the purpose of providing deferred compensation or life insurance for a select group of management or highly compensated employees, pursuant to Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA, and for each such plan Section 3.11(c)(iv) of the Seller Disclosure Schedule contains (A) a list of assets that are maintained or used to informally fund such plan, (B) an analysis of the emerging liabilities of any supplemental executive retirement plans (the “SERPs”) and (C) an analysis of the cash surrender value of any split-dollar insurance policies held pursuant to the SERPs. Any trust agreement supporting such plan has been provided as described in Section 3.11(b)(iii);

(v)               no claim, lawsuit, arbitration or other action has been threatened, asserted, instituted or, to Seller’s or any ERISA Affiliate’s knowledge, is anticipated against any of the Seller Benefit Plans (other than routine claims for benefits and appeals of such claims), any trustee or fiduciaries thereof, Seller (including any Subsidiary thereof), any ERISA Affiliate, any director, officer or employee thereof, or any of the assets of any trust of any of the Seller Benefit Plans;

(vi)             all contributions, premiums and other payments required to be made with respect to any Seller Benefit Plan have been made on or before their due dates under applicable law and the terms of such Seller Benefit Plan, and with respect to any such contributions, premiums or other payments required to be made with respect to any Seller Benefit Plan that are not yet due, to the extent required by GAAP, adequate reserves are reflected on the consolidated balance sheet of Seller for the fiscal year ended December 31, 2012 (including any notes thereto) or liability therefore was incurred in the ordinary course of business consistent with past practice since December 31, 2012;

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(vii)           no Seller Benefit Plan is under, and Seller (including any Subsidiary or any ERISA Affiliate thereof) has not received any notice of, an audit or investigation by the IRS, Department of Labor or any other Governmental Entity and no such completed audit, if any, has resulted in the imposition of any Tax or penalty;

(viii)         no Seller Benefit Plan is a self-funded or self-insured arrangement, and, with respect to each Seller Benefit Plan that is funded in whole or in part through an insurance policy, neither Seller (including any Subsidiary thereof) nor any ERISA Affiliate has any liability in the nature of retroactive rate adjustment, loss-sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring on or before the date of this Agreement or is reasonably expected to have such liability with respect to periods through the Effective Time;

(ix)             all reports and disclosures relating to each Seller Benefit Plan required to be filed with or furnished to Governmental Entities (including the IRS, Pension Benefit Guaranty Corporation and the Department of Labor), Seller Benefit Plan participants or beneficiaries have been filed or furnished in all material respects in a timely manner in accordance with applicable law;

(x)               subject to satisfaction of those payments contemplated by Section 7.3(d) and the voluntary termination of certain rights under existing agreements as contemplated by Section 7.2(h) of this Agreement, neither the execution, delivery or performance of this Agreement by Seller nor the consummation of the transactions contemplated hereby (either alone or in connection with any other event) will (A) require Seller to make a larger contribution to, or pay greater benefits or provide other rights under, any Seller Benefit Plan than it otherwise would, whether or not some other subsequent action or event would be required to cause such payment or provision to be triggered, (B) create or give rise to any additional vested rights or service credits under any Seller Benefit Plan or (C) conflict with the terms of any Seller Benefit Plan;

(xi)             all obligations of Seller, each Subsidiary and ERISA Affiliate and each fiduciary under each Seller Benefit Plan, whether arising by operation of law or by contract, required to be performed under Section 4980B of the Code, as amended, and Sections 601 through 609 of ERISA, or similar state law (“COBRA”), including such obligations that may arise by virtue of the transactions contemplated by this Agreement, have been or will be timely performed in all material respects;

(xii)           to the knowledge of Seller, Seller and each Subsidiary and ERISA Affiliate, as applicable, has maintained in all material respects all employee data necessary to administer each Seller Benefit Plan, including all data required to be maintained under Section 107 of ERISA, and such data are true and correct and are maintained in usable form; and

(xiii)         except as disclosed on Section 3.11(c)(xiii) of the Seller Disclosure Schedule, no Seller Benefit Plan provides for any gross-up payment associated with any Taxes.

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(d)               No Seller Benefit Plan is subject to Section 412 of the Code or Section 302 or Title IV of ERISA or is a multiemployer plan or multiple employer plan within the meaning of Sections 4001(a)(3) or 4063/4064 of ERISA, respectively, and neither Seller nor any of its Subsidiaries or ERISA Affiliates has ever maintained, contributed to, sponsored or had an obligation to contribute to any such plan. Neither Seller nor any of its Subsidiaries or ERISA Affiliates has incurred, either directly or indirectly (including as a result of any indemnification or joint and several liability obligation), any liability pursuant to Title I or IV of ERISA or the penalty tax, excise tax or joint and several liability provisions of the Code relating to employee benefit plans, in each case, with respect to the Seller Benefit Plans and no event, transaction or condition has occurred or exists that could reasonably be expected to result in any such liability to Seller or any of its Subsidiaries or ERISA Affiliates.

(e)                Subject to satisfaction of the payments contemplated in Section 7.3(d) of this Agreement and the voluntary termination of certain rights as contemplated in Section 7.2(h), or except as disclosed on Section 3.11(e) of the Seller Disclosure Schedule, neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event, (i) result in any payment or benefit becoming due or payable, or required to be provided, to any current, former or retired director, executive officer, employee, consultant, independent contractor or other service provider of Seller or any of its Subsidiaries or ERISA Affiliates, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code or be subject to the sanctions imposed under Section 4999 of the Code.

(f)                To the knowledge of Seller, neither Seller, any other “disqualified person” (as defined in Section 4975 of the Code), any “party-in-interest” (as defined in Section 3(14) of ERISA) or any trustee or administrator of any Seller Benefit Plan, has engaged in a nonexempt “prohibited transaction,” as defined in Section 4975 of the Code and Section 406 of ERISA, in each case, such as could reasonably be expected to give rise to any tax or penalty under Section 4975 of the Code or Section 406 of ERISA. To the knowledge of Seller all “fiduciaries,” as defined in Section 3(21) of ERISA, with respect to the Seller Benefit Plans have complied in all respects with the requirements of Section 404 of ERISA. Except as disclosed in Section 3.11(f) of the Seller Disclosure Schedule, Seller and its ERISA Affiliates have in effect fiduciary liability insurance covering each fiduciary of the Seller Benefit Plans.

(g)                No payment made or to be made in respect of any employee or former employee of Seller or any of its Subsidiaries would reasonably be expected to be nondeductible by reason of Section 162(m) of the Code.

(h)               With respect to Seller and each of its Subsidiaries:

(i)                 Neither Seller nor any of its Subsidiaries is a party to or bound by any labor or collective bargaining agreement and there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of Seller or any of its Subsidiaries. There are no labor-related controversies, strikes, slowdowns, walkouts or other work stoppages pending or, to the knowledge of Seller, threatened and neither Seller nor any of its Subsidiaries has experienced any such labor-related controversy, strike, slowdown, walkout or other work stoppage within the past three years.

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(ii)               Neither Seller nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree or conciliation agreement with, or citation, injunction or order by, any Governmental Entity relating to employees or employment practices.

(iii)             Each of Seller and its Subsidiaries are in compliance in all material respects with all applicable laws, statutes, orders, rules, regulations, policies or guidelines of any Governmental Entity relating to labor, employment, wages, overtime pay, employee classification, immigration, nondiscrimination, affirmative action, plant closings, mass layoffs, termination of employment or similar matters and have not engaged in any unfair labor practices or other prohibited practices related to employees, except where the failure to comply would not, either individually or in the aggregate, have a Material Adverse Effect.

(iv)             Neither Seller nor any of its Subsidiaries has any workers’ compensation liability, experience or matter outside the ordinary course of business.

(v)               To the knowledge of Seller, no executive of Seller or any of its Subsidiaries: (A) has any present intention to terminate his or her employment or (B) is a party to any noncompetition, noninterference, confidentiality, proprietary rights or other such agreement with a third party that would, if complied with, materially interfere with the performance of such executive’s current duties.

(vi)             Section 3.11(h)(vi) of the Seller Disclosure Schedule contains a true, complete and correct list of the following information for each employee of Seller and each of its Subsidiaries: name; employing entity; job title; primary work location; current compensation rate; Seller or expected bonus; and Seller’s or its Subsidiary’s classification of such employee as exempt or not exempt from applicable minimum wage and overtime laws.

(i)                 Section 3.11(i) of the Seller Disclosure Schedule sets forth a true, complete and correct list of all noncompetition, nonsolicitation, noninterference, nondisclosure and similar agreements between Seller or its Subsidiaries and any of their employees, directors or independent contractors (including, for this purpose, any former employees, directors or independent contractors to the extent such agreements are currently in effect), copies of which have been made available to Buyer. Each of the agreements set forth on Section 3.11(i) of the Seller Disclosure Schedule is valid and binding and in full force and effect.

(j)                 Except as disclosed in Section 3.11(j) of the Seller Disclosure Schedule (which shall contain the actual present value of the obligations all such benefits other than health benefits, with respect to which current payment amounts and duration of payment obligation are provided), neither Seller nor its Subsidiaries (i) provides health or welfare benefits for any retired or former employee or (ii) is obligated to provide health or welfare benefits to any active employees after their retirement or other termination of service, unless required to do so under COBRA.

(k)               Neither Seller nor any of its Subsidiaries or ERISA Affiliates maintains any employee benefit plan or arrangement that is governed by the laws of any government outside of the United States.

(l)                 Any individual who performs services for Seller or any of Seller’s Subsidiaries and who is not treated as an employee for federal income tax purposes by Seller or any of Seller’s Subsidiaries is not an employee under applicable law or for any purpose including for tax withholding purposes or Seller Benefit Plan purposes.

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(m)             (i) Each Seller Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code), including each award thereunder, has been operated since January 1, 2005 in good faith compliance with the applicable provisions of Section 409A of the Code and the Treasury Regulations and other official guidance issued thereunder (collectively, “Section 409A”) and has been since January 1, 2009, in documentary compliance with the applicable provisions of Section 409A; (ii) neither Seller nor any of its Subsidiaries (1) have been required to report to any government entity or authority any corrections made or Taxes due as a result of a failure to comply with Section 409A and (2) have any indemnity or gross-up obligation for any Taxes or interest imposed or accelerated under Section 409A (other than as disclosed on the Seller Disclosure Schedule); (iii) nothing has occurred, whether by action or failure to act, or is reasonably expected or intended to occur, that would subject an individual having rights under any such Seller Benefit Plan to accelerated Tax as a result of Section 409A or a Tax imposed under Section 409A; and (iv) for any Seller Benefit Plan that is not intended to be subject to Section 409A because it is not a nonqualified deferred compensation plan under Treasury Regulations 1.409A-1(a)(2) through 1.409A-1 (a)(5), or due to the application of Treasury Regulations Section 1.409A-1(b), all the conditions required to retain such treatment remain in effect and are not reasonably expected to change so as to subject such Seller Benefit Plan to Section 409A.

3.12          Compliance with Applicable Law.

(a)                Seller and each of its Subsidiaries hold all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied in all material respects with and are not in default in any material respect under any, applicable law, statute, order, rule, regulation, policy or guideline of any Governmental Entity relating to Seller or any of its Subsidiaries. Other than as required by (and in conformity with) law, neither Seller nor any Seller Subsidiary acts as a fiduciary for any person, or administers any account for which it acts as a fiduciary, including as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor.

(b)               Section 3.12(b) of the Seller Disclosure Schedule sets forth, as of the date hereof, a schedule of all officers and directors of Seller or entities controlled by officers and directors of Seller who have outstanding loans from Seller or its Subsidiaries, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the three years immediately preceding the date hereof.

3.13          Certain Contracts.

(a)                Except as disclosed on Section 3.13(a) of the Seller Disclosure Schedule, neither Seller nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers, employees, consultants, independent contractors or other service providers other than in the ordinary course of business consistent with past practice, (ii) that, upon execution of this Agreement or consummation or shareholder approval of the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due from Buyer, Seller, the Surviving Corporation, or any of their respective Subsidiaries to any current, former or retired officer, employee, director, consultant, independent contractor or other service provider of Seller or any Subsidiary thereof, (iii) that is a contract material to the business of Seller to be performed after the date of this Agreement, (iv) that materially restricts the conduct of any line of business, or the area in which such business is conducted, by Seller or, to the knowledge of Seller, upon consummation of the Merger will materially restrict the ability of the Surviving Corporation to engage in any line of business in which a bank holding company may lawfully engage, (v) with or to a labor union or guild (including any collective bargaining agreement) or (vi) including any stock option plan, stock appreciation rights plan, restricted stock plan, performance stock, phantom or restricted stock units, stock purchase plan, employee stock ownership plan or benefits plan in which any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the execution of this Agreement, the occurrence of any shareholder approval or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of or affected by any of the transactions contemplated by this Agreement. Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a), whether or not set forth in the Seller Disclosure Schedule, is referred to as a “Seller Contract,” and neither Seller nor any of its Subsidiaries knows of, or has received notice of, any material violation of any Seller Contract by any of the other parties thereto.

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(b)               (i) Each Seller Contract is valid and binding on Seller or its applicable Subsidiary and is in full force and effect, (ii) Seller and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Seller Contract and (iii) no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Seller or any of its Subsidiaries under any such Seller Contract.

3.14          Risk Management Instruments.

(a)                “Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or nonfinancial assets, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

(b)               All Derivative Transactions, whether entered into for the account of Seller or any of its Subsidiaries or for the account of a customer of Seller or any of its Subsidiaries, were entered into in the ordinary course of business consistent with past practice and in accordance with prudent banking practice and applicable laws, rules, regulations and policies of any Regulatory Authority and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Seller and its Subsidiaries, and with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. All of such Derivative Transactions are legal, valid and binding obligations of Seller or one of its Subsidiaries enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity), and are in full force and effect. Seller and its Subsidiaries have duly performed their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued and, to Seller’s knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder, which would reasonably be expected to have a Material Adverse Effect.

3.15          Investment Securities and Commodities.

(a)                Except as would not reasonably be expected to have a Material Adverse Effect on Seller, each of Seller and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Liens, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Seller or its Subsidiaries. Such securities and commodities are valued on the books of Seller in accordance with GAAP in all material respects.

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(b)               Seller and its Subsidiaries and their respective businesses employ and have acted in compliance in all material respects with investment, securities, commodities, risk management and other policies, practices and procedures (the “Policies, Practices and Procedures”) that Seller believes are prudent and reasonable in the context of such businesses. Before the date hereof, Seller has made available to Buyer in writing the material Policies, Practices and Procedures.

3.16          Loan Portfolio.

(a)                Section 3.16(a) of the Seller Disclosure Schedule sets forth, as of March 29, 2013 (i) the aggregate outstanding principal amount of all loan agreements, notes or borrowing arrangements (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) payable to Seller or its Subsidiaries (collectively, “Loans”), other than “nonaccrual” Loans, (ii) the aggregate outstanding principal amount of all “nonaccrual” Loans, (iii) a summary of all Loans designated as of such date by Seller as “Special Mention”, “Substandard”, “Doubtful”, “Loss” or words of similar import by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and the amount of specific reserves with respect to each such category of Loans and (iv) each asset of Seller or any of its Subsidiaries that is classified as “Other Real Estate Owned” and the book value thereof.

(b)               To Seller’s knowledge, each Loan (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests that have been perfected, (iii) where required by applicable law, has been based on an appraisal that has been provided to Buyer and (iv) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally subject to general principles of equity, and subject to technical flaws undiscovered by Seller, which would in certain circumstances limit or delay enforceability of the obligor). All Loans originated by Seller or its Subsidiaries, and all such Loans purchased by Seller or its Subsidiaries, were made or purchased in accordance with customary lending standards. All such Loans (and any related guarantees) and payments due thereunder are, and on the Closing Date will be, free and clear of any Lien, and Seller or its Subsidiaries have complied in all material respects, and on the Closing Date will have complied in all material respects, with all laws and regulations relating to such Loans.

(c)                Since December 31, 2012, none of the Seller Subsidiaries has incurred any unusual or extraordinary loan losses that are material to Seller and its Subsidiaries on a consolidated basis; to Seller’s knowledge and in light of each of the Seller Subsidiaries’ historical loan loss experience and its management’s analysis of the quality and performance of its loan portfolio, the reserves for loan losses shown on the Seller Financial Statements were, on the respective dates thereof, adequate in all respects under the requirements of GAAP and applicable regulatory accounting practices, in each case consistently applied, to provide for probable loan losses as of such date, and were in accordance with the safety and soundness standards administered by, and the practices, procedures, requests and requirements of, the applicable Regulatory Agency.

3.17          Property. Seller or one of its Subsidiaries (a) has fee simple title to all the properties and assets reflected in the latest audited balance sheet included in the Seller Financial Reports as being owned by Seller or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Owned Properties”), free and clear of all Liens of any nature whatsoever, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property taxes not yet delinquent, (iii) easements, rights of way and other similar encumbrances and matters of record that do not materially adversely affect the use of the properties or assets subject thereto or affected thereby as used by Seller on the date hereof or otherwise materially impair business operations at such properties, as conducted by Seller on the date hereof and (iv) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties as used by Seller on the date hereof (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Seller Financial Statements or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Leased Properties” and, collectively with the Owned Properties, the “Real Property”), free and clear of all Liens of any nature whatsoever encumbering Seller’s or its Subsidiaries’ leasehold estate, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by Seller or one of its Subsidiaries or, to Seller’s knowledge, the lessor. To the knowledge of Seller, the Real Property is in material compliance with, and Seller has not received any notice of any violation of, applicable zoning laws and building codes regarding the Real Property and the building and improvements located thereon. The buildings and improvements located on the Real Property are in good operating condition and in a state of good working order, ordinary wear and tear and casualty excepted. There are no pending or, to the knowledge of Seller, threatened condemnation proceedings against the Real Property. Seller and its Subsidiaries are in material compliance with all applicable health and safety related requirements for the Real Property, including those under the Americans with Disabilities Act of 1990 and the Occupational Health and Safety Act of 1970.

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Seller currently maintains insurance on all its property, including the Real Property, in amounts, scope and coverage reasonably necessary for its operations. Seller has not received any notice of termination, nonrenewal or premium adjustment for such policies.

3.18          Insurance. Seller and each of its Subsidiaries are insured with reputable insurers against such risks and in such amounts as constitute reasonably adequate coverage against all risks customarily insured against by banking institutions and their subsidiaries of comparable size and operations to Seller and its Subsidiaries. Seller has a true and complete list of all insurance policies applicable and available to Seller and each of its Subsidiaries with respect to its business or that are otherwise maintained by or for Seller or any of its Subsidiaries (the “Seller Policies”) and has provided true and complete copies of all such Seller Policies to Buyer. Except as set forth in Section 3.18 of the Seller Disclosure Schedule, there is no claim for coverage by Seller or any of its Subsidiaries pending under any of such Seller Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Seller Policies or in respect of which such underwriters have reserved their rights. Each Seller Policy is in full force and effect and all premiums payable by Seller or any of its Subsidiaries have been timely paid, by Seller or its Subsidiaries, as applicable. To the knowledge of the Seller, neither Seller nor any of its Subsidiaries have received written notice of any threatened termination of, material premium increase with respect to, lapse of coverage under, or material alteration of coverage under, any of such Seller Policies. To the best of Seller’s knowledge, no Seller Policy has been issued by a company that is rated less than “A-“ by A.M. Best & Co.

3.19          Intellectual Property. Seller and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property used in or necessary for the conduct of its business as currently conducted, and all license fees in connection with Seller’s Intellectual Property have been paid. The use of any Intellectual Property by Seller and its Subsidiaries does not, to the knowledge of Seller, infringe on or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Seller or any Subsidiary acquired the right to use any Intellectual Property. To Seller’s knowledge, no person is challenging, infringing on or otherwise violating any right of Seller or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to Seller or its Subsidiaries. Neither Seller nor any of its Subsidiaries has received any written notice of any pending claim with respect to any Intellectual Property used by Seller its Subsidiaries and, to Seller’s knowledge, no Intellectual Property owned and/or licensed by Seller or its Subsidiaries is being used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of such Intellectual Property. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

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3.20          Environmental Liability. There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, orders, assessments (including penalty assessments) or notices of any kind with respect to any environmental, health or safety matters or any private or governmental environmental, health or safety investigations or remediation activities of any nature seeking to impose, or that are reasonably likely to result in, any material liability or obligation of Seller or any of its Subsidiaries arising under common law or under any local, state or federal environmental, health or safety statute, regulation or ordinance, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, pending or, to Seller’s actual knowledge, threatened against Seller or any of its Subsidiaries. To the actual knowledge of Seller, there is no reasonable basis for, or circumstances that are reasonably likely to give rise to, any such proceeding, claim, action, investigation or remediation by any Governmental Entity or any third party that would give rise to any material liability or obligation on the part of Seller or any of its Subsidiaries. Neither Seller nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or third party imposing any liability or obligation with respect to any of the foregoing. To Seller’s actual knowledge, each of Seller and its Subsidiaries, and (except as set forth in written third-party environmental reports included in the relevant loan documentation regarding real property securing a Loan made in the ordinary course of business to a third party that is not an affiliate or Seller), any property in which Seller or any of its Subsidiaries holds a security interest, is in material compliance with all local, state or federal environmental, health or safety Laws, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended. The representations and warranties contained within this Section 3.20 are Seller’s only representations and warranties with respect to environmental matters.

3.21          Leases. Section 3.20 of the Seller Disclosure Schedule sets forth (a) a list of each personal property lease involving annual payments in excess of $50,000 to which Seller or any Subsidiary is a party and (b) a list of each parcel of real property leased by Seller or any of its Subsidiaries together with the current annual rent (each, a “Property Lease”). Each Property Lease is valid and binding on Seller or its applicable Subsidiary and is in full force and effect. Seller and each of its Subsidiaries has performed, in all material respects, all obligations required to be performed by it to date under each Property Lease. Neither Seller nor any of its Subsidiaries is in material default under any Property Lease.

3.22          Privacy of Customer Information. Seller is the sole owner or, in the case of participated loans, a co-owner with the other participant(s), of all individually identifiable personal information (“IIPI”) relating to customers, former customers and prospective customers that will be transferred to Buyer pursuant to this agreement and the other transactions contemplated hereby. For purposes of this Section 3.22, “IIPI” shall include any information relating to an identified or identifiable natural person. Neither Seller nor the Seller Subsidiaries have any reason to believe that any facts or circumstances exist, which would cause the collection and use of such IIPI by Seller, the transfer of such IIPI to Buyer, and the use of such IIPI by Buyer as contemplated by this Agreement not to comply with all applicable privacy policies, the Fair Credit Reporting Act of 1970, as amended (the “Fair Credit Reporting Act”), the Gramm-Leach-Bliley Act of 1999 (the “Gramm-Leach-Bliley Act”) and all other applicable state, federal and foreign privacy laws, and any contract or industry standard relating to privacy. In accordance with the requirements of the Gramm-Leach-Bliley Act, and the regulations promulgated thereunder, Seller (i) maintains the security and confidentiality of customer records and information; (ii) protects against any anticipated threats or hazards to the security or integrity of such records; and (iii) protects against unauthorized access to or use of such records or information, which could result in substantial harm or inconvenience to any customer.

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3.23          Bank Secrecy Act; Patriot Act; Money Laundering. Neither Seller nor any Seller Subsidiary has any reason to believe that any facts or circumstances exist, which would cause Seller or the Seller Subsidiaries to be deemed to be operating in violation in any material respect of the Bank Secrecy Act of 1970, as amended and its implementing regulations (31 C.F.R. Part 103) (the “Bank Secrecy Act”), the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended, and the regulations promulgated thereunder (the “Patriot Act”), any order issued with respect to anti-money laundering by the United States Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering law. Furthermore, the Board of Directors of Seller has adopted and Seller has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures, that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the Patriot Act.

3.24          CRA Compliance. Neither Seller nor any Seller Subsidiary has received any notice of non-compliance with the applicable provisions of the Community Reinvestment Act and the regulations promulgated thereunder. As of the date hereof, Seller is “well-capitalized” (as that term is defined at 12 C.F.R. 225.2(r)) and its and each Seller Subsidiary’s most recent examination rating under the CRA was “satisfactory” or better. Seller knows of no fact or circumstance or set of facts or circumstances which would be reasonably likely to cause Seller or any Seller Subsidiary to receive any notice of non-compliance with such provisions of the CRA or cause the CRA rating of Seller or any Seller Subsidiary to decrease below the “satisfactory” level.

3.25          Securitizations. Seller is not a party to any agreement securitizing any of its assets.

3.26          Reorganization; Approvals. As of the date of this Agreement, Seller (a) is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and (b) knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

3.27          Opinion. Before the execution of this Agreement, the Seller Board has received an opinion from Sandler O’Neill & Partners, L.P., to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Common Stock Merger Consideration is fair to the common shareholders of Seller from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

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3.28          Disaster Recovery and Business Continuity. Seller has developed and implemented a contingency planning program to evaluate the impact of significant events that may adversely affect Seller’s customers, assets, or employees. To the best of Seller’s knowledge, such program ensures that Seller and Seller Bank can recover its mission critical functions, and complying with the requirements of the Federal Financial Institutions Examination Council (“FFIEC”), the SEC, and the FDIC.

3.29          Seller Information. The information relating to Seller and its Subsidiaries that is provided by Seller or its representatives for inclusion in a proxy statement relating to the Seller Shareholder Meeting to be held in connection with this Agreement and the transactions contemplated by this Agreement (the “Proxy Statement”), or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

Article IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Except as disclosed in the disclosure schedule (the “Buyer Disclosure Schedule”) delivered by Buyer to Seller before the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV, or to one or more of Buyer’s covenants contained herein; provided, however, that notwithstanding anything in this Agreement to the contrary, (i) no such item is required to be set forth in such schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 9.2 and (ii) the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such time has had or would be reasonably likely to have a Material Adverse Effect on Buyer), Buyer hereby represents and warrants to Seller as follows:

4.1              Corporate Organization.

(a)                Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the State of North Carolina. Buyer has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary.

(b)               Buyer is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). True, complete and correct copies of the Articles of Incorporation, as amended (the “Buyer Articles”) and Bylaws of Buyer, as amended (the “Buyer Bylaws”), as in effect as of the date of this Agreement, have previously been made available to Seller.

(c)                Each Buyer Subsidiary (i) is duly incorporated or duly formed, as applicable to each such Subsidiary, and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and (iii) has all requisite corporate power or other power and authority to own or lease its properties and assets and to carry on its business as now conducted. The articles of incorporation, bylaws and similar governing documents of each Buyer Subsidiary, copies of which have previously been made available to Seller, are true, complete and correct copies of such documents as of the date of this Agreement.

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4.2              Capitalization.

(a)                The authorized capital stock of Buyer consists of 80,000,000 shares of Buyer common stock, of which 60,000,000 shares are designated as voting Buyer Common Stock and 20,000,000 shares are designated as non-voting common stock (“Buyer Non-Voting Common Stock”), of which, as of May 7, 2013 (the “Buyer Capitalization Date”), 20,479,524 shares of Buyer Common Stock and 5,992,213 shares of Buyer Non-Voting Common Stock were issued and outstanding, and 20,000,000 shares of preferred stock, (the “Buyer Preferred Stock”), of which, as of the Buyer Capitalization Date, no shares of Buyer Preferred Stock were issued and outstanding. As of the Buyer Capitalization Date, no shares of Buyer Common Stock, Buyer Non-Voting Common Stock or Buyer Preferred Stock were reserved for issuance, except for 5,992,213 shares of Buyer Common Stock upon conversion of the Buyer Non-Voting Common Stock; 760,574 shares of Buyer Common Stock underlying options currently outstanding; and 55,168 shares of Buyer Common Stock available in connection with future grants of stock options, restricted stock and other equity-based awards, in each case reserved for issuance pursuant to employee and director stock plans of Buyer in effect as of the date of this Agreement (the “Buyer Stock Plans”). All of the issued and outstanding shares of Buyer Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. As of the Buyer Capitalization Date, except pursuant to this Agreement and the Buyer Stock Plans and as disclosed in Section 4.2 of the Buyer Disclosure Schedule, Buyer does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of Buyer Common Stock, Buyer Preferred Stock, or any other equity securities of Buyer or any securities representing the right to purchase or otherwise receive any shares of Buyer Common Stock, Buyer Non-Voting Common Stock, Buyer Preferred Stock, or other equity securities of Buyer. The shares of Buyer Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(b)               All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Buyer are owned by Buyer, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No such Buyer Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3              Authority; No Violation.

(a)                Buyer has requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Buyer and no other corporate proceedings on the part of Buyer are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Buyer and (assuming due authorization, execution and delivery by Seller) constitutes the valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally or by 12 U.S.C. Section 1818(b)(6)(D) (or any successor statute) and any bank regulatory powers and subject to general principles of equity).

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(b)               Except as set forth on Section 4.3(b) of the Buyer Disclosure Schedule, neither the execution and delivery of this Agreement by Buyer, nor the consummation by Buyer of the transactions contemplated hereby, nor compliance by Buyer with any of the terms or provisions of this Agreement, will (i) violate any provision of the Buyer Articles or the Buyer Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or Injunction applicable to Buyer, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Buyer or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Buyer or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound.

4.4              Consents and Approvals. Except for (a) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act, as amended, and the Federal Reserve Act, as amended, the FDIC under the FDI Act, as amended, the Office of the Commissioner of Banks of the State of North Carolina and approval of such applications and notices, (b) the Other Regulatory Approvals, (c) the filing with the Securities and Exchange Commission (the “SEC”) of a registration statement on Form S-4 (the “Form S-4”), and declaration of effectiveness of the Form S-4, (d) the filing of the North Carolina Articles of Merger with the North Carolina Secretary of State pursuant to the Banking Laws of North Carolina and the NCBCA, (e) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents, and federal commodities laws relating to the regulation of futures commission merchants and the rules and regulations thereunder and of any applicable SRO, and the rules and regulations of the Nasdaq Global Market, or that are required under consumer finance, mortgage banking and other similar laws, (f) notices or filings under the HSR Act, if any, and (g) such filings and approvals as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the shares of Buyer Common Stock pursuant to this Agreement and approval of listing of such Buyer Common Stock on the Nasdaq Global Market, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by Buyer of the Merger and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Buyer of this Agreement.

4.5              Reports; Regulatory Matters.

(a)                Except as set forth on Section 4.5 of the Buyer Disclosure Schedule, Buyer and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2011 with the Regulatory Agencies and each other applicable Governmental Entity, and all other reports and statements required to be filed by them since January 1, 2011, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, foreign entity or Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency or Governmental Entity in the ordinary course of the business of Buyer and its Subsidiaries, or as disclosed in the Buyer SEC Reports, no Regulatory Agency or Governmental Entity has initiated since January 1, 2011 or has pending any proceeding, enforcement action or, to the knowledge of Buyer, investigation into the business, disclosures or operations of Buyer or any of its Subsidiaries. Since January 1, 2011, except as disclosed in the Buyer SEC Reports, no Regulatory Agency or Governmental Entity has resolved any proceeding, enforcement action or, to the knowledge of Buyer, investigation into the business, disclosures or operations of Buyer or any of its Subsidiaries. Buyer and its Subsidiaries have fully complied with, and there is no unresolved violation, criticism or exception by any Regulatory Agency or Governmental Entity with respect to, any report or statement relating to any examinations or inspections of Buyer or any of its Subsidiaries. Since January 1, 2011, there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency or Governmental Entity with respect to the business, operations, policies or procedures of Buyer or any of its Subsidiaries (other than normal examinations conducted by a Regulatory Agency or Governmental Entity in Buyer’s ordinary course of business or as disclosed in the Buyer SEC Reports).

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(b)               Except as disclosed in the Buyer SEC Reports, neither Buyer nor any of its Subsidiaries is subject to any cease-and desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been since January 1, 2010 a recipient of any supervisory letter from, or has been ordered to pay any civil money penalty by, or since January 1, 2010 has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated bank holding companies or their Subsidiaries (each, a “Buyer Regulatory Agreement”), nor has Buyer or any of its Subsidiaries been advised since January 1, 2010 by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Buyer Regulatory Agreement.

(c)                Buyer has previously made available to Seller an accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Buyer pursuant to the Securities Act or the Securities Exchange Act of 1934 (the “Exchange Act”) under the Exchange Act and before the date of this Agreement (the “Buyer SEC Reports”). No such Buyer SEC Report, at the time filed or furnished (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Buyer SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC, with respect thereto.

4.6              Financial Statements.

(a)                The financial statements of Buyer and its Subsidiaries or Buyer Bank, as applicable, included (or incorporated by reference) in the Buyer SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Buyer and its Subsidiaries or Buyer Bank, as applicable; (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Buyer and its Subsidiaries or Buyer Bank, as applicable, for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount); (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC or the FDIC, as applicable, with respect thereto; and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Buyer and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Cherry, Bekaert & Holland, LLP has served as independent registered public accountant for Buyer and Buyer Bank, as applicable, for all periods covered in the Buyer SEC Reports; such firm has not resigned or been dismissed as independent public accountants of Buyer or Buyer Bank, as applicable, as a result of or in connection with any disagreements with Buyer or Buyer Bank, as applicable, on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

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(b)               Neither Buyer nor any of its Subsidiaries has any material liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Buyer included in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2013 or in connection with this Agreement and the transactions contemplated hereby.

(c)                Since March 31, 2013, (i) through the date hereof, neither Buyer nor any of its Subsidiaries nor, to the knowledge of the officers of Buyer, any director, officer, employee, auditor, accountant or representative of Buyer or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Buyer or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Buyer or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Buyer or any of its Subsidiaries, whether or not employed by Buyer or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Buyer or any of its officers, directors, employees or agents to the Board of Directors of Buyer or any committee thereof or to any director or officer of Buyer.

4.7              Broker’s Fees. Neither Buyer nor any Buyer Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than as set forth on Section 4.7 of the Buyer Disclosure Schedule.

4.8              Absence of Certain Changes or Events.

(a)                Since March 31, 2013, except as disclosed in the Buyer SEC Reports, no event or events have occurred that have had or are reasonably likely to have a Material Adverse Effect on Buyer.

(b)               Other than as set forth on Section 4.8 of the Buyer Disclosure Schedule, since March 31, 2013 through and including the date of this Agreement, Buyer and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with their past practice.

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4.9              Legal Proceedings.

(a)                Except as disclosed in the Buyer SEC Reports, none of Buyer or any of its Subsidiaries is a party to any, and there are no pending or, to the best of Buyer’s knowledge, threatened, material legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Buyer or any of its Subsidiaries.

(b)               There is no Injunction, judgment or, as otherwise disclosed in the Buyer SEC Reports, regulatory restriction (other than those of general application that apply to similarly situated bank holding companies or their Subsidiaries) imposed upon Buyer, any of its Subsidiaries or the assets of Buyer or any of its Subsidiaries.

4.10          Taxes and Tax Returns. Each of Buyer and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns required to be filed by it on or before the date of this Agreement (all such returns being accurate and complete in all material respects), has paid all Taxes shown thereon as arising and has duly paid or made provision for the payment of all material Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against. There are no material disputes pending, or claims asserted, for Taxes or assessments upon Buyer or any of its Subsidiaries for which Buyer does not have reserves that are adequate under GAAP.

4.11          Compliance with Applicable Law.

(a)                Buyer and each of its Subsidiaries hold all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied in all respects with and are not in default in any material respect under any, applicable law, statute, order, rule, regulation, policy or guideline of any Governmental Entity relating to Buyer or any of its Subsidiaries.

(b)               Since the enactment of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), to the extent required by applicable law, Buyer has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of The Nasdaq Stock Market.

4.12          Assets.

(a)                Since December 31, 2012, none of the Buyer Subsidiaries has incurred any unusual or extraordinary loan losses that are material to Buyer and its Subsidiaries on a consolidated basis; to Buyer’s knowledge and in light of each of the Buyer Subsidiaries’ historical loan loss experience and its management’s analysis of the quality and performance of its loan portfolio, the reserves for loan losses shown on the Buyer Financial Statements were, on the respective dates thereof, adequate in all material respects under the requirements of GAAP and applicable regulatory accounting Practices, in each case consistently applied, to provide for probable loan losses as of such date, and were in accordance with the safety and soundness standards administered by, and the practices, procedures, requests and requirements of, the applicable Regulatory Agency.

(b)               To the knowledge of Buyer, Buyer’s Subsidiaries are in material compliance with all reporting, recordkeeping, audit and other requirements under all purchase and assumption agreements, commercial shared-loss agreements, and/or loss share arrangements with the FDIC and all agreements and arrangements with respect to loss sharing thereunder are enforceable against the FDIC in accordance with their respective terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity).

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4.13          Approvals. As of the date of this Agreement, Buyer knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

4.14          Buyer Information. The information relating to Buyer and its Subsidiaries that is provided by Buyer or its representatives for inclusion in the Proxy Statement and the Form S-4, or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Form S-4 will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.15          Bank Secrecy Act; Patriot Act; Money Laundering. Neither Buyer nor any Buyer Subsidiary has any reason to believe that any facts or circumstances exist, which would cause Buyer or the Buyer Subsidiaries to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the United States Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering law. Furthermore, the Board of Directors of Buyer Bank has adopted and Buyer Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures, that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the Patriot Act.

4.16          CRA Compliance. Neither Buyer nor any Buyer Subsidiary has received any notice of non-compliance with the applicable provisions of the Community Reinvestment Act and the regulations promulgated thereunder. As of the date hereof, Buyer is “well-capitalized” (as that term is defined at 12 C.F.R. 225.2(r)) and its and each Buyer Subsidiary’s most recent examination rating under the CRA was “satisfactory” or better. Buyer knows of no fact or circumstance or set of facts or circumstances which would be reasonably likely to cause Buyer or any Buyer Subsidiary to receive any notice of non-compliance with such provisions of the CRA or cause the CRA rating of Buyer or any Buyer Subsidiary to decrease below the “satisfactory” level.

4.17          Tax Matters. Except with respect to the matters expressly addressed by Sections 1.4, 1.5, 1.6 and 1.10 of this Agreement or with the prior written consent of Seller, neither Buyer, nor Buyer Bank nor any of their affiliates has taken or agreed to take any action, or knowingly failed to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. As of the date of this Agreement it is the present intention, and as of the date of the Closing it will be the present intention, of Buyer and Buyer Bank to continue, either through a wholly owned subsidiary of Buyer or through a member of Buyer’s Qualified Group, at least one significant historic business line of Seller, or to use at least a significant portion of the historic business assets of Seller in a business, in each case within the meaning of Section 1.368-1(d) of the regulations promulgated by the United States Department of the Treasury with respect to the Code (the “Treasury Regulations”). As used in this Agreement, the term “Qualified Group” shall mean Buyer’s “qualified group” as such term is defined within the meaning of Treasury Regulations Section 1.368-1(d)(4)(ii). As of the date of the Merger, (i) Buyer will own all of the outstanding stock or other equity interests in Buyer Bank, and (ii) Buyer will be in “control” of Buyer Bank within the meaning of Code Section 368(c). Buyer has no plan or present intention to sell, transfer or otherwise dispose of any of the capital stock of Buyer Bank following the Merger, and Buyer has no present plan or intention to cause Buyer Bank to issue additional capital stock following the Merger, that in either case would result in Buyer’s not having “control” of Buyer Bank within the meaning of Code Section 368(c). As of the date of this Agreement, and as of the date of the Closing, neither Buyer, nor Buyer Bank, nor any “related person” (as defined in Treasury Regulations Section 1.368-1(e)(4)) to Buyer or Buyer Bank has or will have any plan or intention to redeem or reacquire, either directly or indirectly, any of the Buyer shares issued to the Seller shareholders in connection with the Merger.

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Article V
COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1              Conduct of Seller’s Business Before the Effective Time. Except as expressly contemplated by or permitted by this Agreement or with the prior written consent of Buyer, during the period from the date of this Agreement to the Effective Time, Seller shall, and shall cause each Seller Subsidiary, to:

(a)                conduct its business in the ordinary course in all material respects;

(b)               use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its key officers and key employees; and

(c)                take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of either Seller or Buyer to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby.

5.2              Seller Forbearances. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, Seller shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Buyer:

(a)                other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance or capital contribution to, or investment in, any person (it being understood and agreed that incurrence of indebtedness in the ordinary course of business consistent with past practice shall include the creation of deposit liabilities, purchases of federal funds, borrowings from the Federal Home Loan Bank, sales of certificates of deposit and entering into repurchase agreements);

(b)               adjust, split, combine or reclassify any of its capital stock;

(c)                make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) dividends paid by any of the Subsidiaries of Seller to Seller or to any of its wholly owned Subsidiaries, (B) the acceptance of shares of Seller Common Stock in payment of the exercise price or withholding taxes incurred by any employee or director in connection with the vesting of equity-based awards in respect of Seller Common Stock granted under a Seller Stock Plan, in each case in accordance with past practice and the terms of the applicable Seller Stock Plan and related award agreements, and (C) quarterly dividends on the Seller Series A Preferred Stock, the Seller Series B Preferred Stock, and the Seller Series C Preferred Stock);

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(d)               grant any stock options, restricted shares or other equity-based award with respect to shares of Seller Common Stock under the Seller Stock Plan, or otherwise, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or

(e)                issue any additional shares of capital stock or other securities except pursuant to the settlement of equity-based awards previously granted under the Seller Stock Plan;

(f)                hire or terminate any employees or independent contractors, enter into any new employment or independent contractor agreements or arrangements, or enter into any collective-bargaining agreements, provided, however, that Seller shall be permitted to terminate any Seller employee for cause, in its sole discretion.

(g)                make any loan or extension of credit in an amount in excess of $500,000 (excluding any loan or extension of credit of a smaller amount on an outstanding loan or line of credit in excess of $500,000), or renew or amend any existing loan or extension of credit that is a Classified Asset (as defined in Section 7.2(g) below); provided, however, that, if Seller or any of its Subsidiaries shall request the prior approval of Buyer in accordance with this Section 5.2 to make a loan or extend credit in an amount in excess of $500,000, or amend or renew any existing loan that is a Classified Asset, and Buyer shall not have disapproved such request in writing within two business days upon receipt of such request from Seller or any of its Subsidiaries, as applicable, then such request shall be deemed to be approved by Buyer and thus Seller or its Subsidiary, as applicable, may make the loan or extend the credit referenced in such request on the terms described in such request;

(h)               except as required by applicable law or the terms of any Seller Benefit Plan as in effect on the date of this Agreement and, solely with respect to employees that are not executive officers or directors of Seller, except for normal increases made in the ordinary course of business consistent with past practice, (i) increase the wages, salaries, incentive compensation, incentive compensation opportunities of, or benefits provided to, any current, former or retired employee, director, consultant, independent contractor or other service provider of Seller or any of its Subsidiaries or ERISA Affiliates, or, except for payments in the ordinary course of business consistent with past practice, pay or provide, or increase or accelerate the accrual rate, vesting or timing of payment or funding of, any compensation, benefits or other rights of any current, former or retired employee, director, consultant, independent contractor or other service provider of Seller or any of its Subsidiaries or ERISA Affiliates; (ii) establish, adopt or become a party to any new employee benefit or compensation plan, program, commitment or agreement or amend, modify, change or terminate any Seller Benefit Plan; (iii) grant any stock options, stock appreciation rights, stock-based or stock-related awards, performance stock, phantom or restricted stock unit awards; (iv) take any action other than in the ordinary course of business and consistent with past practice, to fund or in any way secure the payment of compensation or benefits under any Seller Benefit Plan; (v) amend, alter or modify any warrant or other equity-based right to purchase any capital stock or other equity interests in Seller or any securities exchangeable for or convertible into the same or other Seller Common Stock outstanding on the date hereof, except as otherwise permitted in this Agreement; (vi) enter into any collective-bargaining agreement; or (vii) enter, amend, modify, alter, terminate or change any third-party vendor or service agreement related to any Seller Benefit Plan, provided, however, notwithstanding any of the foregoing in this Section 5.2(h), Seller shall be permitted to make such payments contemplated by Section 7.3(d) of this Agreement and enter into such appropriate agreements to effect such payments;

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(i)                 sell, transfer, mortgage, encumber or otherwise dispose of any material amount of its properties or assets to any person other than a Subsidiary, or cancel, release or assign any material amount of indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts in force at the date of this Agreement; provided, however, that, if Seller or any of its Subsidiaries shall request the prior approval of Buyer in accordance with this Section 5.2 to make sell, transfer or dispose of any “Other Real Estate Owned” of Seller, and Buyer shall not have disapproved such request in writing within five business days upon receipt of such request from Seller or any of its Subsidiaries, as applicable, then such request shall be deemed to be approved by Buyer and thus Seller or its Subsidiary, as applicable, may effect the sale, transfer or disposal referenced in such request on the terms described in such request; provided, further, prior approval is not required for (i) transactions disclosed in Section 5.2(i) of the Seller Disclosure Schedule or (ii) transactions with respect to any real estate valued at less than $500,000, in each case, so long as the sale or transfer price is at least 75% of the carrying value for such real estate on Seller’s financial statements as of March 31, 2013;

(j)                 enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking, operating and servicing policies, except as required by applicable law, regulation or policies imposed by any Governmental Entity;

(k)               make any material investment either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other person;

(l)                 take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(m)             amend the Seller Articles or Seller Bylaws, or otherwise take any action to exempt any person (other than Buyer or its Subsidiaries) or any action taken by any person from any Takeover Statute or similarly restrictive provisions of its organizational documents or terminate, amend or waive any provisions of any confidentiality or standstill agreements in place with any third parties;

(n)               other than in prior consultation with Buyer, restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(o)               other than commencement or settlement of foreclosure actions in the ordinary course of business consistent with past practice, commence or settle any claim, action or proceeding where the amount in dispute is in excess of $50,000 or subjecting Seller or any of its Subsidiaries to any material restrictions on its current or future business operations (including the future business and operations of the Surviving Corporation);

(p)               take any action or fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied;

(q)               implement or adopt any material change in its tax accounting or financial accounting principles, practices or methods, other than as may be required by applicable law, GAAP or regulatory guidelines;

(r)                 file or amend any Tax Return other than in the ordinary course of business, make any significant change in any method of Tax or accounting (other than as may be required by applicable law, GAAP or regulatory guidelines), make or change any Tax election or settle or compromise any Tax liability in excess of $50,000;

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(s)                except for transactions in the ordinary course of business consistent with past practice, terminate, or waive any material provision of, any Seller Contract or make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, other than normal renewals of contracts and leases without material adverse changes of terms;

(t)                 take any action that would materially impede or materially delay the ability of the Parties to obtain any necessary approvals of any Regulatory Agency or Governmental Entity required for the transactions, contemplated hereby; or

(u)               agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.2.

5.3              Buyer Forbearances. Except as expressly permitted by this Agreement or with the prior written consent of Seller, during the period from the date of this Agreement to the Effective Time, Buyer shall not, and shall not permit any of its Subsidiaries to, (a) amend, repeal or otherwise modify any provision of the Buyer Articles or the Buyer Bylaws in a manner that would adversely affect the shareholders of Seller or the transactions contemplated by this Agreement; (b) take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; (c) take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied; (d) take any action that would be reasonably expected to prevent, materially impede, materially impact or materially delay the ability of the Parties to obtain any necessary approvals of any Regulatory Agency or any Governmental Entity required for the consummation of the transactions contemplated by this Agreement or cause any other application to a bank Regulatory Agency for approval of a merger to be submitted for filing before the application related to the Merger is accepted by such bank Regulatory Agency (except if such bank Regulatory Agency requires in writing a prior submission as a condition to its approval of the application related to the Merger); or (e) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.3 (it being understood that Buyer’s pursuit, negotiation and consummation of other acquisitions and capital raising transactions shall not violate this Section 5.3).

Article VI
ADDITIONAL AGREEMENTS

6.1              Regulatory Matters.

(a)                Buyer shall promptly prepare and file with the SEC the Form S-4. Buyer shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. Seller shall promptly prepare and thereafter mail or deliver the Proxy Statement to its shareholders. Buyer shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Seller shall furnish all information concerning Seller and the holders of Seller Common Stock as may be reasonably requested in connection with any such action.

(b)               The Parties shall cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties or Governmental Entities. Seller, Buyer and Buyer Bank shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the confidentiality of information, all the information relating to Seller, Buyer or Buyer Bank, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the Parties shall act reasonably and as promptly as practicable. The Parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each Party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing contained herein shall be deemed to require Buyer to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of third parties or Governmental Entities, that would reasonably be expected to have a Material Adverse Effect (measured on a scale relative to Seller) on either Buyer or Seller (a “Materially Burdensome Regulatory Condition”).

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(c)                Each of Buyer and Seller shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Buyer, Seller or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(d)               Each of Buyer, Buyer Bank and Seller shall promptly advise the other upon receiving any communication from any Governmental Entity the consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes such Party to believe that there is a reasonable likelihood that any Buyer Requisite Regulatory Approval or Seller Requisite Regulatory Approval, respectively, will not be obtained or that the receipt of any such approval may be materially delayed.

6.2              Access to Information; Confidentiality.

(a)                Upon reasonable notice and subject to applicable laws relating to the confidentiality of information, each of Seller and Buyer shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors, agents and other representatives of the other Party, reasonable access, during normal business hours during the period before the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, such Party shall, and shall cause its Subsidiaries to, make available to the other Party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking or insurance laws (other than reports or documents that such Party is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as the other Party may reasonably request (in the case of a request by Seller, information concerning Buyer that is reasonably related to the prospective value of Buyer Common Stock or to Buyer’s ability to consummate the transactions contemplated hereby). Neither Seller nor Buyer, nor any of their Subsidiaries, shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such Party or its Subsidiaries or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into before the date of this Agreement. The Parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

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(b)               Each Party shall, and shall cause its respective agents and representatives to, maintain in confidence all information received from the other Party (other than disclosure to that Party’s agents and representatives in connection with the evaluation and consummation of the Merger) in connection with this Agreement or the Merger (including the existence and terms of this Agreement) and use such information solely to evaluate the Merger, unless (i) such information is already known to the receiving Party or its agents and representatives, (ii) such information is subsequently disclosed to the receiving Party or its agents and representatives by a third party that, to the knowledge of the receiving Party, is not bound by a duty of confidentiality, (iii) such information becomes publicly available through no fault of the receiving Party, (iv) the receiving Party in good faith believes that the use of such information is necessary or appropriate in making any filing or obtaining any consent required for the Merger (in which case the receiving Party shall advise the other party before making the disclosure) or (v) the receiving Party in good faith believes that the furnishing or use of such information is required by or necessary or appropriate in connection with any applicable laws or any listing or trading agreement concerning its publicly traded securities (in which case the receiving Party shall advise the other Party before making the disclosure).

All information and materials provided by Seller pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement entered into between Buyer and Seller dated August 8, 2012.

(c)                No investigation by a Party or its representatives shall affect the representations and warranties of the other Party set forth in this Agreement.

6.3              Shareholder Approval.

(a)                Seller shall call a meeting of its shareholders to be held after the date hereof for the purpose of obtaining the requisite shareholder approval required in connection with the Merger (including any meeting that occurs after any adjournment or postponement, the “Seller Shareholder Meeting”), on substantially the terms and conditions set forth in this Agreement, and shall use commercially reasonable efforts to cause such meeting to occur as soon as reasonably practicable. Except to the extent provided otherwise in Section 6.9(b), the Seller Board shall use commercially reasonable efforts to obtain from the Seller’s shareholders the shareholder vote approving the Merger, on substantially the terms and conditions set forth in this Agreement, required to consummate the transactions contemplated by this Agreement. Seller shall submit this Agreement to its shareholders at the Seller Shareholder Meeting even if the Seller Board shall have withdrawn, modified or qualified its recommendation. The Seller Board has adopted resolutions approving the Merger, on substantially the terms and conditions set forth in this Agreement, and directing that the Merger, on such terms and conditions, be submitted to Seller’s shareholders for their consideration.

(b)               Each of Buyer and Seller shall, and shall cause its respective Subsidiaries to, use their reasonable best efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such Party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VII, to consummate the transactions contemplated by this Agreement, and (ii) to obtain (and to cooperate with the other Party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by Seller or Buyer or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement.

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6.4              The Nasdaq Global Market Listing. Buyer shall cause the shares of Buyer Common Stock to be issued in the Merger to be approved for listing on The Nasdaq Global Market, subject to official notice of issuance, before the Effective Time.

6.5              Employee Matters.

(a)                All individuals employed by, or on an authorized leave of absence from, Seller or any of its Subsidiaries immediately before the Effective Time (collectively, the “Covered Employees”) shall automatically become employees of Buyer and its affiliates as of the Effective Time. Immediately following the Effective Time, Buyer shall, or shall cause its applicable Subsidiaries to, provide to those Covered Employees employee benefits, rates of base salary or hourly wage and annual bonus opportunities that are substantially similar, in the aggregate, to the aggregate rates of base salary or hourly wage and the aggregate employee benefits and annual bonus opportunities provided to such Covered Employees under the Seller Benefit Plans as in effect immediately before the Effective Time; provided, however, that, notwithstanding the foregoing, nothing contained herein shall (i) be treated as an amendment of any particular Seller Benefit Plan, (ii) give any third party any right to enforce the provisions of this Section 6.5, (iii) limit the right of Buyer or any of its Subsidiaries to terminate the employment of any Covered Employee at any time or require Buyer or any of its Subsidiaries to provide any such employee benefits, rates of base salary or hourly wage or annual bonus opportunities for any period following any such termination or (iv) obligate Seller, Buyer or any of their respective Subsidiaries to (A) maintain any particular Seller Benefit Plan or (B) retain the employment of any particular Covered Employee.

(b)               If a Covered Employee who does not have an employment, change-of-control or severance agreement with Seller or any of its Subsidiaries (i) is terminated by Buyer or any of its Subsidiaries due to a permanent or indefinite reduction in staff resulting in job elimination, reduction of a position (including a position that had been held at Seller or any of its Subsidiaries) as the result of an organizational or business restructuring or the integration of Seller or any of its Subsidiaries with Buyer or any of its Subsidiaries, discontinuance of an operation, relocation of all or a part of Buyer’s or its Subsidiaries’ business, sale of an operation to another company, or sale or other change in ownership of all or a part of Buyer’s or its Subsidiaries’ business or (ii) voluntarily resigns after being notified that, as a condition of employment, such Covered Employee’s base salary will be materially decreased, in any case or both cases, during the period beginning at the Effective Time and ending three months following the Effective Time, such Covered Employee shall be entitled to receive severance payments equal to (after providing customary releases) three months of severance pay, regardless of employee classification.

Except as otherwise contemplated by this Agreement, Seller shall, and shall cause its Subsidiaries to, take whatever action is necessary to terminate any and all other severance arrangements and to ensure that it and Buyer have no other liability for any other severance payments (other than as set forth in this Section 6.5(b) and agreements disclosed in Section 3.11(i) of the Seller Disclosure Schedule). Seller shall cooperate with Buyer to effectuate the foregoing, including Buyer’s compliance with the Worker Adjustment Retraining and Notification Act or any similar state or local law.

Nothing contained in this Section 6.5(b) shall be construed or interpreted to limit or modify in any way Buyer’s at-will employment policy. In addition, in no event shall severance pay payable under this Section 6.5(b) to any Covered Employee who does not have an employment, change-in-control or severance agreement with Buyer be taken into account in determining the amount of any other benefit (including an individual’s benefit under any retirement plan, SERP or agreement). If, by reason of the controlling plan document, controlling law or otherwise, severance pay is taken into account in determining any other benefit, the severance pay otherwise payable shall be reduced by the present value of the additional benefit determined under other benefit plans attributable to the severance pay.

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(c)                If Buyer so requests (which request shall be made no less than 15 days before the Effective Time), Seller shall take any and all actions required (including the adoption of resolutions by its Board of Directors) to amend, freeze and/or terminate any or all Seller Benefit Plans immediately before the Effective Time, and, if requested by Buyer, to implement any such actions, provided, however, no such action shall be required by Buyer that would limit, reduce, or otherwise adversely effect those payments contemplated by Section 7.3(d) of the Seller Disclosure Schedule.

6.6              Indemnification; Directors’ and Officers’ Insurance.

(a)                In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative (a “Claim”), including any such Claim in which any individual who is now, or has been at any time before the date of this Agreement, or who becomes before the Effective Time, a director, officer or employee of Seller or any of its Subsidiaries or who is or was serving at the request of Seller or any of its Subsidiaries as a director, officer or employee of another person (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of Seller or any of its Subsidiaries before the Effective Time or (ii) this Agreement or any of the transactions contemplated by this Agreement, whether asserted or arising before or after the Effective Time, the Parties shall cooperate and use their best efforts to defend against and respond thereto. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or before the Effective Time now existing in favor of any Indemnified Party as provided in their respective articles of incorporation or bylaws (or comparable organizational documents), and any existing indemnification agreements set forth on Section 6.6(a) of the Seller Disclosure Schedule, shall survive the Merger and shall continue in full force and effect in accordance with their terms, and shall not be amended, repealed or otherwise modified after the Effective Time in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring at or before the Effective Time or taken at the request of Buyer pursuant to Section 6.7, it being understood that nothing in this sentence shall require any amendment to the articles of incorporation or bylaws of the Surviving Corporation.

(b)               From and after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless, and provide advancement of reasonable expenses to, each Indemnified Party against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any Claim based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of Seller or any Subsidiary of Seller, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or before the Effective Time, whether asserted or claimed before, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) or taken at the request of Buyer pursuant to Section 6.7.

(c)                Buyer shall cause the individuals serving as officers and directors of Seller or any of its Subsidiaries immediately before the Effective Time to be covered for a period of six years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by Seller (provided that Buyer may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous to such officers and directors than such policy) with respect to acts or omissions occurring before the Effective Time that were committed by such officers and directors in their capacity as such; provided that in no event shall Buyer be required to expend annually in the aggregate an amount in excess of 150% of the annual premiums currently paid by Seller (which current amount is set forth on Section 6.6(c) of the Seller Disclosure Schedule) for such insurance (the “Insurance Amount”), and provided, further, that if Buyer is unable to maintain such policy (or such substitute policy) as a result of the preceding proviso, Buyer shall obtain as much comparable insurance as is available for the Insurance Amount.

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(d)               The provisions of this Section 6.6 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

6.7              Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of a Party to the Merger, the proper officers and directors of each Party and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Buyer.

6.8              Advice of Changes. Each of Buyer and Seller shall promptly advise the other of any change or event (a) having or reasonably likely to have a Material Adverse Effect on it or (b) that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement; provided, further, that a failure to comply with this Section 6.8 shall not constitute a breach of this Agreement or the failure of any condition set forth in Article VII to be satisfied unless the underlying Material Adverse Effect or material breach would independently result in the failure of a condition set forth in Article VII to be satisfied.

6.9              No Solicitation.

(a)                None of Seller, its Subsidiaries or any officer, director, employee, agent or representative (including any investment banker, financial advisor, attorney, accountant or other retained representative) of Seller or any of its Subsidiaries shall directly or indirectly (i) solicit, initiate, encourage, facilitate (including by way of furnishing information) or take any other action designed to facilitate any inquiries or proposals regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including by way of a tender offer) or similar transaction involving Seller or any of its Subsidiaries that, if consummated, would constitute an Alternative Transaction (any of the foregoing inquiries or proposals being referred to herein as an “Alternative Proposal”), (ii) participate in any discussions or negotiations regarding an Alternative Transaction, (iii) enter into any agreement regarding any Alternative Transaction or (iv) render a rights agreement inapplicable to an Alternative Proposal or the transactions contemplated thereby. Seller shall, and shall cause each of the Subsidiaries and representatives of Seller and its Subsidiaries to, (A) immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any Alternative Proposal, (B) request the prompt return or destruction of all confidential information previously furnished in connection therewith and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement relating to any Alternative Proposal to which it or any of its Subsidiaries is a party, and shall enforce the provisions of any such agreement. Notwithstanding the foregoing, if at any time after the date hereof but before approval of this Agreement by Seller’s shareholders, (1) Seller receives an unsolicited written Alternative Proposal that the Seller Board believes in good faith to be bona fide, (2) such Alternative Proposal was not the result of a violation of this Section 6.9, (3) the Seller Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Alternative Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (4) the Seller Board determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (x) or (y) below would be reasonably likely to violate its fiduciary duties under applicable law, then Seller may (and may authorize its Subsidiaries and representatives to) (x) furnish nonpublic information regarding Seller and its Subsidiaries to the person making such Alternative Proposal (and its representatives) pursuant to a customary confidentiality agreement containing terms substantially similar to, and no less favorable to Seller than, those contained in the Confidentiality Agreement (provided, that any nonpublic information provided to any person given such access shall have been previously provided to Buyer or shall be provided to Buyer before or concurrently with the time it is provided to such person), and (y) participate in discussions and negotiations with the person making such Alternative Proposal.

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(b)               Except as provided otherwise below, neither the Seller Board nor any committee thereof may (i)(A) withdraw (or modify or qualify in any manner adverse to Buyer) or refuse to recommend approval of this Agreement to Seller’s shareholders or (B) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Alternative Proposal (each such action set forth in this Section 6.9(b)(i) being referred to as an “Adverse Recommendation Change”), or (ii) cause or permit Seller or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or related to, or that is intended to or is reasonably likely to lead to, any Alternative Proposal (other than a confidentiality agreement permitted by Section 6.9(a)). Notwithstanding the foregoing, at any time before obtaining approval of the Merger by Seller’s shareholders, the Seller Board may, if the Seller Board determines in good faith (after consultation with outside counsel) that the failure to do so would be reasonably likely to violate its fiduciary duties under applicable law, taking into account all adjustments to the terms of this Agreement that may be offered by Buyer under this Section 6.9(b), make an Adverse Recommendation Change; provided, that Seller may not make any Adverse Recommendation Change in response to an Alternative Proposal unless (x) Seller shall not have breached this Section 6.9 in any respect and (y):

(i)                 The Seller Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Alternative Proposal is a Superior Proposal and such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal after taking into account all adjustments to the terms of this Agreement that may be offered by Buyer under this Section 6.9(b);

(ii)               Seller has given Buyer at least seven business days’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal) and has contemporaneously provided an unredacted copy of the relevant proposed transaction agreements with the person making such Superior Proposal; and

(iii)             Before effecting such Adverse Recommendation Change, Seller has negotiated, and has caused its representatives to negotiate, in good faith with Buyer during such notice period to the extent Buyer wishes to negotiate, to enable Buyer to revise the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal.

In the event of any material change to the terms of such Superior Proposal, Seller shall, in each case, be required to deliver to Buyer a new written notice, the notice period shall have recommenced and Seller shall be required to comply with its obligations under this Section 6.9 with respect to such new written notice.

(c)                In addition to the obligations of Seller under Sections 6.9(a) and (b), Seller shall notify Buyer promptly (but in no event later than 24 hours) after receipt of any Alternative Proposal, or any material modification of or material amendment to any Alternative Proposal, or any request for nonpublic information relating to Seller or any of its Subsidiaries or for access to the properties, books or records of Seller or any Subsidiary by any person that informs the Seller Board or any Subsidiary that it is considering making, or has made, an Alternative Proposal. Such notice to Buyer shall be made orally and in writing, and shall indicate the identity of the person making the Alternative Proposal or intending to make or considering making an Alternative Proposal or requesting nonpublic information or access to the books and records of Seller or any Subsidiary, and the material terms of any such Alternative Proposal or modification or amendment to an Alternative Proposal. Seller shall keep Buyer fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any such Alternative Proposal, indication or request. Seller shall also promptly, and in any event within 24 hours, notify Buyer, orally and in writing, if it enters into discussions or negotiations concerning any Alternative Proposal in accordance with Section 6.9(a).

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(d)               As used in this Agreement:

(i)                 “Alternative Transaction” means any of (A) a transaction pursuant to which any person (or group of persons) (other than Buyer or its affiliates), directly or indirectly, acquires or would acquire more than 25% of the outstanding shares of Seller Common Stock or outstanding voting power or of any new series or new class of preferred stock that would be entitled to a class or series vote with respect to the Merger, whether from Seller or pursuant to a tender offer or exchange offer or otherwise, (B) a merger, share exchange, consolidation or other business combination involving Seller (other than the Merger), (C) any transaction pursuant to which any person (or group of persons) (other than Buyer or its affiliates) acquires or would acquire control of assets (including for this purpose the outstanding equity securities of Subsidiaries of Seller and securities of the entity surviving any merger or business combination including any of Seller’s Subsidiaries) of Seller, or any of its Subsidiaries representing more than 25% of the assets of Seller and its Subsidiaries, taken as a whole, immediately before such transaction, or (D) any other consolidation, business combination, recapitalization or similar transaction involving Seller or any of its Subsidiaries, other than the transactions contemplated by this Agreement, as a result of which the holders of shares of Seller Common Stock immediately before such transactions do not, in the aggregate, own at least 75% of the outstanding shares of common stock and the outstanding voting power of the surviving or resulting entity in such transaction immediately after the consummation thereof in substantially the same proportion as such holders held the shares of Seller Common Stock immediately before the consummation thereof.

(ii)               “Superior Proposal” means any unsolicited bona fide Alternative Proposal that the Seller Board determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal and the person (or group of persons) making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), (A) if consummated, would be more favorable to the shareholders of Seller from a financial point of view than the transactions contemplated by this Agreement (including taking into account any adjustment to the terms and conditions proposed by Buyer in response to such proposal under Section 6.9(b) or otherwise) and (B) if accepted, is reasonably likely to be completed on the terms proposed on a timely basis.

(e)                Seller shall ensure that the officers, directors and all employees, agents and representatives (including any investment bankers, financial advisors, attorneys, accountants or other retained representatives) of Seller or its Subsidiaries are aware of the restrictions described in this Section 6.9 as reasonably necessary to avoid violations thereof. It is understood that any violation of the restrictions set forth in this Section 6.9 by any officer, director, employee, agent or representative (including any investment banker, financial advisor, attorney, accountant or other retained representative) of Seller or its Subsidiaries, at the direction or with the consent of Seller or its Subsidiaries, shall be deemed to be a breach of this Section 6.9 by Seller.

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(f)                Nothing contained in this Section 6.9 shall prohibit Seller or its Subsidiaries from taking and disclosing to its shareholders a position required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act.

6.10          Restructuring Efforts. If Seller shall have failed to obtain the requisite vote or votes of its shareholders for the consummation of the transactions contemplated by this Agreement at a duly held meeting of its shareholders or at any adjournment or postponement thereof, then, unless this Agreement shall have been terminated pursuant to its terms, each of the Parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transaction provided for herein (it being understood that no Party shall have any obligation to alter or change the amount or kind of the Merger Consideration in a manner adverse to such Party or its shareholders) and to resubmit the transaction to Seller’s shareholders for approval, with the timing of such resubmission to be determined at the request of Buyer.

6.11          Reasonable Best Efforts; Cooperation. Each of Seller, Buyer and Buyer Bank agrees to exercise good faith and use its reasonable best efforts to satisfy the various covenants and conditions to Closing in this Agreement, and to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable law to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as reasonably practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement.

6.12          Tax Covenants of Buyer and Buyer Bank. After the Effective Time, Buyer, either directly or through Buyer Bank as long as Buyer Bank is within Buyer’s Qualified Group, will continue at least one significant historic business line of Seller, or use at least a significant portion of the historic business assets of Seller in a business, in each case within the meaning of Treasury Regulations Section 1.368-1(d), except that the historic business assets of Seller may be transferred (a) to a corporation that is another member of Buyer’s Qualified Group, or (b) to an entity taxed as a partnership if (i) one or more members of Buyer’s Qualified Group have active and substantial management functions as a partner with respect to Seller’s historic business or (ii) members of Buyer’s Qualified Group in the aggregate own an interest in the partnership representing a significant interest in the historic business of Seller, in each case within the meaning of Treasury Regulations Section 1.368-1(d)(4)(iii).

Article VII
CONDITIONS PRECEDENT

7.1              Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of the Parties to effect the Merger shall be subject to the satisfaction at or before the Effective Time of the following conditions:

(a)                Shareholder Approval. The Merger, on substantially the terms and conditions set forth in this Agreement, shall have been approved by the requisite affirmative vote of the holders of Seller Common Stock, Seller Series A Preferred Stock, Seller Series B Preferred Stock, and Seller Series C Preferred Stock entitled to vote thereon.

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(b)               The Nasdaq Global Market Listing. The shares of Buyer Common Stock to be issued to the holders of Seller Common Stock upon consummation of the Merger shall have been authorized for listing on The Nasdaq Global Market, subject to official notice of issuance.

(c)                Form S-4. The Form S-4 shall have become effective under the Securities Act, no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(d)               No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, Injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Merger.

(e)                Federal Tax Opinion. Seller and Buyer shall have received the opinion of Seller’s counsel, Wyrick Robbins Yates & Ponton LLP, in form and substance reasonably satisfactory to Seller and Buyer, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, the counsel may require and rely upon customary representations contained in certificates of officers of Seller and Buyer.

7.2              Conditions to Obligations of Buyer. The obligation of Buyer to effect the Merger is also subject to the satisfaction, or waiver by Buyer, at or before the Effective Time, of the following conditions:

(a)                Representations and Warranties. Subject to the standard set forth in Section 9.2, the representations and warranties of Seller set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), and Buyer shall have received a certificate signed on behalf of Seller by the President of Seller to the foregoing effect.

(b)               Performance of Obligations of Seller. Seller shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Effective Time; and Buyer shall have received a certificate signed on behalf of Seller by the President of Seller to such effect.

(c)                Regulatory Approvals. All regulatory approvals set forth in Section 4.4 required to consummate the transactions contemplated by this Agreement, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to as the “Buyer Requisite Regulatory Approvals”), and no such regulatory approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(d)               Support Agreements. Each member of the Seller Board shall have executed and delivered to Buyer a Support Agreement in the form attached as Exhibit A.

(e)                Noncompete Agreements. Each member of the Seller Board shall have executed and delivered a noncompete agreement in the form attached as Exhibit B.

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(f)                Resignations. The directors of Seller and its Subsidiaries immediately before the Effective Time shall have submitted their resignations to be effective as of the Effective Time.

(g)                Classified Assets. Classified Assets as of the Effective Time shall not exceed 125% of the aggregate balance of Classified Assets set forth in Section 3.16(a) of the Seller Disclosure Schedule; for the purposes of this Section 7.2(g), “Classified Assets” means loans or other assets characterized as “Special Mention”, “Substandard”, “Doubtful”, “Loss” or words of similar import and “Other Real Estate Owned”, all as reflected in the books and records of Seller, prepared in a manner consistent with past practice, with the preparation of the Seller Financial Statements and with Seller’s written policies in effect as of the date of this Agreement; and three calendar days before the Closing Date, Seller shall provide Buyer with a schedule reporting Classified Assets, including “Other Real Estate Owned”, as of such time.

(h)               Termination of Certain Rights. Subject to satisfaction of the condition contained in Section 7.3(d) and to the extent permitted under applicable law, including but not limited to the Emergency Economic Stabilization Act of 2008, as amended, and the rules and regulations promulgated thereunder (“EESA”), each of C. Michael Whitehead, Laurence J. Trapp, Alice B. Cook, and Sherrie C. Parks shall have voluntarily terminated their rights under those agreements listed in Section 7.3(d) of the Seller Disclosure Memorandum and executed release agreements in connection therewith.

7.3              Conditions to Obligations of Seller. The obligation of Seller to effect the Merger is also subject to the satisfaction or waiver by Seller at or before the Effective Time of the following conditions:

(a)                Representations and Warranties. Subject to the standard set forth in Section 9.2, the representations and warranties of Buyer set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), and Seller shall have received a certificate signed on behalf of Buyer by the Chief Executive Officer or the Chief Financial Officer of Buyer to the foregoing effect.

(b)               Performance of Obligations of Buyer. Buyer shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Effective Time, and Seller shall have received a certificate signed on behalf of Buyer by the Chief Executive Officer or the Chief Financial Officer of Buyer to such effect.

(c)                Regulatory Approvals. All regulatory approvals set forth in Section 3.4 required to consummate the transactions contemplated by this Agreement, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to as the “Seller Requisite Regulatory Approvals”).

(d)               Severance/Benefit Payments. To the extent permitted by applicable law, including but not limited to EESA, each of C. Michael Whitehead, Laurence J. Trapp, Alice B. Cook, and Sherrie C. Parks shall have received those payments listed on Section 7.3(d) of the Seller Disclosure Schedule, or shall have received binding agreements from Buyer to make such payments immediately after the Effective Time.

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Article VIII
TERMINATION AND AMENDMENT

8.1              Termination. This Agreement may be terminated at any time before the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of Seller or Buyer:

(a)                Mutual Consent. By mutual consent of Seller, Buyer and Buyer Bank in a written instrument, if the board of directors of each of Seller, Buyer and Buyer Bank so determines by a vote of the majority of the members of its entire board of directors;

(b)               No Regulatory Approval. By either Seller, Buyer or Buyer Bank, if any Governmental Entity that must grant a Buyer Requisite Regulatory Approval or a Seller Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

(c)                Delay. By either Seller, Buyer or Buyer Bank, if the Merger shall not have been consummated on or before December 31, 2013, unless the failure of the Closing to occur by such date shall be due to the failure of the Party seeking to terminate this Agreement to perform or observe the covenants and agreements of such Party set forth in this Agreement;

(d)               Material Breach of Representation, Warranty or Covenant. By either Buyer, Buyer Bank or Seller (provided that the terminating Party is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement), if there shall have been a material breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Seller, in the case of a termination by Buyer or Buyer Bank, or Buyer or Buyer Bank, in the case of a termination by Seller, which material breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2 or 7.3, as the case may be, and which is not cured within 45 days following written notice to the Party committing such breach or by its nature or timing cannot be cured within such time period; or

(e)                Failure to Recommend. By Buyer, if the Seller Board shall have (i) failed to recommend in the Proxy Statement, without modification or qualification, the approval and adoption of this Agreement or (ii) in a manner adverse to Buyer, (A) withdrawn, modified or qualified, or proposed to withdraw, modify or qualify, the recommendation by the Seller Board of this Agreement and/or the Merger to Seller’s shareholders, (B) taken any public action or made any public statement in connection with the meeting of Seller shareholders to be held pursuant to Section 6.3 inconsistent with such recommendation or (C) recommended any Alternative Proposal (or, in the case of clause (ii), resolved to take any such action), whether or not permitted by the terms hereof.

The Party desiring to terminate this Agreement pursuant to any clause of this Section 8.1 (other than clause (a)) shall give written notice of such termination to the other Party in accordance with Section 9.4, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2              Effect of Termination. If either Seller, Buyer or Buyer Bank terminates this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Seller, Buyer, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Sections 6.2(b), 8.2, 8.3, 9.4, 9.7, 9.8 and 9.9 shall survive any termination of this Agreement and (ii) neither Seller nor Buyer shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

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8.3              Fees and Expenses.

(a)                Except as set forth in Section 8.3(b), and except with respect to costs and expenses of printing and mailing the Proxy Statement and all filing and other fees paid to the SEC in connection with the Merger, which shall be borne equally by Seller and Buyer, all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such fees or expenses, whether or not the Merger is consummated.

(b)               Seller shall pay to Buyer a termination fee in the amount of $400,000 (the “Termination Fee”) and the Expense Reimbursement in immediately available federal funds if:

(i)                 (A) this Agreement is terminated by Buyer pursuant to Section 8.1(d) or 8.1(e); and (B) (1) before such termination, an Alternative Transaction with respect to Seller was commenced, publicly proposed or publicly disclosed (or an Alternative Proposal was received); and (2) within 12 months after such termination, (x) Seller shall have entered into a definitive agreement relating to an Alternative Transaction or (y) any Alternative Transaction shall have been consummated; or

(ii)               after receiving an Alternative Proposal, (A) the Seller Board does not take action to convene the Seller Shareholder Meeting and/or recommend that Seller shareholders adopt this Agreement and (B) within 12 months after such receipt of such Alternative Proposal, (1) Seller shall have entered into a definitive agreement relating to an Alternative Transaction or (2) any Alternative Transaction shall have been consummated; provided, however, that Buyer shall not be entitled to the Termination Fee and the Expense Reimbursement pursuant to this Section 8.3(b) if:

(A)              this Agreement shall have been terminated pursuant to Section 8.1(a) or Section 8.1(b); or

(B)              Seller shall have terminated this Agreement pursuant to Section 8.1(d).

(iii)             the Termination Fee and the Expense Reimbursement must be paid no later than two business days following the event that triggers such payment described in Section 8.3(b)(i) or (ii). Upon payment of the Termination Fee and the Expense Reimbursement, Seller shall have no further liability to Buyer at law or in equity with respect to such termination or any other provision of this Agreement, or with respect to Seller Board’s failure to take action to convene the Seller Shareholder Meeting and/or recommend that Seller shareholders adopt this Agreement. “Expense Reimbursement” means an amount in cash of up to $150,000 in respect of Buyer’s documented out-of-pocket legal and due diligence expenses incurred in connection with the transactions contemplated by this Agreement (net of any amounts otherwise previously paid pursuant to Section 8.3(a)). The payment of the Expense Reimbursement shall be in lieu of any other agreement between Buyer and Seller with respect to the payment of Buyer’s expenses entered into before the date hereof.

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(c)                Seller acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Buyer would not enter into this Agreement. The amounts payable pursuant to Section 8.3(b) constitute liquidated damages and not a penalty and shall be the sole remedy of Buyer in the event of termination of this Agreement specified in such section. Accordingly, if Seller fails to pay timely any amount due pursuant to this Section 8.3 and, in order to obtain such payment, Buyer commences a suit that results in a final, nonappealable judgment against Seller for the amount payable to Buyer pursuant to this Section 8.3, Seller shall pay to Buyer its documented out-of-pocket costs and expenses (including reasonable attorneys’ fees actually incurred and documented out-of-pocket expenses) in connection with such suit, together with interest on the Termination Fee and the Expense Reimbursement and such costs and expenses at the prime rate (as published in The Wall Street Journal on the date of termination) plus 2%.

8.4              Amendment. This Agreement may be amended by the Parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of Seller; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of Seller, there may not be, without further approval of such shareholders, any amendment of this Agreement that (a) alters or changes the amount or the form of the Merger Consideration to be delivered under this Agreement to the holders of Seller Common Stock, Seller Series A Preferred Stock, Seller Series B Preferred Stock, and Seller Series C Preferred Stock, if such alteration or change would adversely affect the holders of any security of Seller, (b) alters or changes any term of the articles of incorporation of the Surviving Corporation, if such alteration or change would adversely affect the holders of any security of Seller, or (c) alters or changes any of the terms and conditions of this Agreement if such alteration or change would adversely affect the holders of any securities of Seller, in each case other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

8.5              Extension; Waiver. At any time before the Effective Time, the Parties, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Article IX
GENERAL PROVISIONS

9.1              Closing. On the terms and subject to conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at 5:00 p.m. on a date and at a place to be specified by the Parties, which date shall be no later than five business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing), unless extended by mutual agreement of the Parties (the “Closing Date”). If the conditions set forth in Article VII are satisfied or waived during the two weeks immediately before the end of a fiscal quarter of Buyer, then Buyer may postpone the Closing until the first full week after the end of that fiscal quarter.

9.2              Standard. No representation or warranty of Seller contained in Article III or of Buyer contained in Article IV shall be deemed untrue or incorrect for any purpose under this Agreement, and no Party shall be deemed to have breached a representation or warranty for any purpose under this Agreement, in any case as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representations or warranties contained in Article III, in the case of Seller, or Article IV, in the case of Buyer, has had or would be reasonably likely to have a Material Adverse Effect with respect to Seller or Buyer, respectively (disregarding for purposes of this Section 9.2 any materiality or Material Adverse Effect qualification contained in any representations or warranties). Notwithstanding the immediately preceding sentence, the representations and warranties contained in (x) Section 3.2(a), Section 3.2(d) and Section 3.3 shall be deemed untrue and incorrect if not true and correct in all respects, (y) Sections 3.2(b), 3.3(a), 3.3(b)(i) and 3.7, in the case of Seller, and Sections 4.2, 4.3(a), 4.3(b)(i) and 4.7, in the case of Buyer, shall be deemed untrue and incorrect if not true and correct in all material respects and (z) Section 3.8(a), in the case of Seller, and Section 4.8(a), in the case of Buyer, shall be deemed untrue and incorrect if not true and correct in all respects.

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9.3              Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Section 6.7 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

9.4              Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a) if to Seller, to:

Randolph Bank & Trust Company

175 North Fayetteville St.

Asheboro, NC 27203

Attention: C. Michael Whitehead, Jr., President

E-mail: cmwhitehead@randolphbank.com

with a copy to:

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, NC 27607-7506

Attention: Todd H. Eveson

Email: teveson@wyrick.com

and

(b) if to Buyer, to:

BNC Bancorp

1226 Eastchester Drive

High Point, NC 27265

Attention: Richard D. Callicutt II, EVP and COO

Email: rcallicutt@bankofnc.com

with a copy to:

Womble Carlyle Sandridge & Rice, LLP

271 17th Street, NW, Suite 2400

Atlanta, GA 30363

Attention: Richard T. Hills
Email: rhills@wcsr.com

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9.5              Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The Seller Disclosure Schedule and the Buyer Disclosure Schedule, as well as all other Schedules and all Exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law. For purposes of this Agreement, (a) “person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity (including its permitted successors and assigns) and (b) “knowledge” of any person that is not an individual means the actual knowledge (without investigation) of such person’s directors and senior executive officers.

9.6              Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that each Party need not sign the same counterpart.

9.7              Entire Agreement. This Agreement (including the Disclosure Schedules and Exhibits hereto and the other documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.

9.8              Governing Law; Jurisdiction. This Agreement shall be governed and construed in accordance with the internal laws of the State of North Carolina applicable to contracts made and wholly performed within such state, without regard to any applicable conflicts-of-law principles. The Parties agree that any suit, action or proceeding brought by a Party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in Greensboro, North Carolina. Each of the Parties submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each Party irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

9.9              Publicity. Neither Seller nor Buyer shall, and neither Seller nor Buyer shall permit any of its Subsidiaries or agents to, issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Agreement without the prior consent (which consent shall not be unreasonably withheld) of Buyer, in the case of a proposed announcement by Seller, or Seller, in the case of a proposed announcement by Buyer; provided, however, that a Party may, without the prior consent of the other Party (but after prior consultation with the other Party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by law or by the rules and regulations of The Nasdaq Stock Market.

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9.10          Assignment; Third-Party Beneficiaries.

(a)                Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the Parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.6, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any person other than the Parties any rights or remedies under this Agreement.

(b)               No provision in this Agreement modifies or amends or creates any employee benefit plan, program or document (“Benefit Plan”) unless this Agreement explicitly states that the provision “amends” or “creates” that Benefit Plan, and no third party shall be entitled to enforce any provision of this Agreement on the grounds that it is an amendment to, or a creation of, a Benefit Plan, unless that provision explicitly states that such enforcement rights are being conferred. This provision shall not prevent the Parties to this Agreement from enforcing any provision of this Agreement. If a person not entitled to enforce this Agreement brings a lawsuit or other action to enforce any provision in this Agreement as an amendment to, or creation of a Benefit Plan, and that provision is construed to be such an amendment or creation despite not being explicitly designated as one in this Agreement, that provision shall lapse retroactively, thereby precluding it from having any effect.

9.11          Enforcement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the Parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such Party is entitled at law or in equity. Each of the Parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

[Signature Page Follows]

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IN WITNESS WHEREOF, each of Seller, Buyer and Buyer Bank have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

BNC BANCORP

By:	/s/ Richard D. Callicutt II
Name: Richard D. Callicutt II
Title: EVP and COO

BANK OF NORTH CAROLINA

By:	/s/ Richard D. Callicutt II
Name: Richard D. Callicutt II
Title: EVP and COO

RANDOLPH BANK & TRUST COMPANY

By:	/s/ Charles M. Whitehead, Jr.
Name: Charles M. Whitehead, Jr.
Title: President

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EXHIBIT A
SUPPORT AGREEMENT

___________ __, 2013

BNC Bancorp

1226 Eastchester Drive

High Point, NC 27265

Ladies and Gentlemen:

The undersigned is a director of Randolph Bank & Trust Company, a North Carolina banking corporation (“Seller”), and the beneficial holder of shares of common stock of Seller (the “Seller Common Stock”).

BNC Bancorp, a North Carolina corporation (“Buyer”), and Seller are considering the execution of an Agreement and Plan of Merger (the “Agreement”) contemplating the acquisition of Seller through the merger of Seller with and into Buyer’s subsidiary bank, Bank of North Carolina (the “Merger”). The consummation of the Merger pursuant to the Agreement by Buyer is subject to the execution and delivery of this letter agreement.

In consideration of the substantial expenses that Buyer will incur in connection with the transactions contemplated by the Agreement and to induce Buyer to consummate the transactions contemplated by the Agreement and to proceed to incur such expenses, the undersigned agrees and undertakes, in his or her capacity as a shareholder of Seller, and not in his or her capacity as a director or officer of Seller, as follows:

1.            While this letter agreement is in effect, the undersigned shall not, directly or indirectly, except with the prior approval of Buyer, which approval shall not be unreasonably withheld, (a) sell or otherwise dispose of or encumber (other than in connection with an ordinary bank loan) before the record date of the meeting of Seller’s shareholders to approve the Merger (the “Seller Shareholders Meeting”) any or all of his or her shares of Seller Common Stock or (b) deposit any shares of Seller Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to any shares of Seller Common Stock or grant any proxy with respect thereto, other than for the purpose of voting to approve the Agreement and the Merger and matters related thereto.

2.            While this letter agreement is in effect, the undersigned shall vote all of the shares of Seller Common Stock for which the undersigned has sole voting authority and shall use his or her best efforts to cause to be voted all of the shares of Seller Common Stock for which the undersigned has shared voting authority, in either case whether such shares are beneficially owned by the undersigned on the date of this letter agreement or are subsequently acquired: (a) for the approval of the Agreement and the Merger at the Seller Shareholders Meeting; and (b) against any Alternative Transaction (as defined in the Agreement) (other than the Merger).

3.            The undersigned hereby waives any rights of appraisal, or rights to dissent from the Merger, that the undersigned may have.

4.            The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief which may be available, Buyer shall be entitled to temporary and permanent injunctive relief without having to prove actual damages.

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5.            The foregoing restrictions shall not apply to shares with respect to which the undersigned may have voting power as a fiduciary for others. In addition, this letter agreement shall only apply to actions taken by the undersigned in his or her capacity as a shareholder of Seller and, if applicable, shall not in any way limit or affect actions the undersigned may take in his or her capacity as a director or officer of Seller.

6.            This letter agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (a) the Effective Time (as defined in the Agreement) of the Merger or (b) the date upon which the Merger Agreement is terminated in accordance with its terms, in which event the provisions of this Agreement shall terminate.

7.            As of the date hereof, the undersigned has voting power (sole or shared) with respect to the number of shares of Seller Common Stock set forth below.

IN WITNESS WHEREOF, the undersigned has executed this agreement as of the date first above written.

Very truly yours,

Print Name

Number of shares owned with sole voting authority: ___________________

Number of shares owned with shared voting authority: _________________

Accepted and agreed to as of
the date first above written:

BNC Bancorp

By: Richard D. Callicutt II
Its: EVP and COO

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EXHIBIT B
DIRECTOR’S AGREEMENT

THIS DIRECTOR’S AGREEMENT (this “Agreement”) is entered into by and between BNC Bancorp, a North Carolina corporation (“Buyer”), and the undersigned individual (“Director”). Capitalized terms used but not defined herein shall have the same meanings provided in the Merger Agreement (as defined below).

WHEREAS, Buyer and Randolph Bank & Trust Company, a North Carolina banking corporation (“Seller”), are parties to an Agreement and Plan of Merger dated as of May 31, 2013, as the same may be amended or supplemented in accordance with its terms (the “Merger Agreement”);

WHEREAS, Director is a director and shareholder of Seller and is receiving Merger Consideration pursuant to the terms and conditions of the Merger Agreement; and

WHEREAS, as a condition for and an inducement to Buyer to effect the Merger, Director has agreed to enter into and be bound by this Agreement.

IN CONSIDERATION of the premises and for other good and valuable consideration, including, without limitation, the Merger Consideration to be received by Director, the sufficiency and receipt of which are hereby acknowledged, Buyer and Director, intending to be legally bound, agree as follows:

1.                  Contingent on Merger. This Agreement shall become effective at the Effective Time of the Merger. If the Merger Agreement is terminated, then this Agreement shall be void ab initio and of no force or effect.

2.                  Noncompetition.

(a)                Director covenants and agrees that, during the Restricted Period (as defined below), Director shall not (except as required to carry out Director’s assigned duties with Buyer, if any): (i) engage in any aspect of the Restricted Business (as defined below) within the Prohibited Territory (as defined below); and/or (ii) as an employee, agent, partner, shareholder, member, investor, director, consultant or otherwise assist others to engage in the Restricted Business within the Prohibited Territory. Notwithstanding the preceding, owning the stock or options to acquire stock totaling less than one percent of the outstanding shares in a public company shall not by itself be considered engaging in, or assisting others to engage in, the “Restricted Business.”

(b)               “Restricted Period” means a period of one year following the Effective Time.

(c)                “Restricted Business” means the business that was engaged in by Seller and its Subsidiaries immediately before the Effective Time. Director acknowledges and agrees that Seller and its Subsidiaries were, immediately before the Effective Time, engaged in the business of providing business banking, personal banking, loan, mortgage and wealth management services and products.

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(d)               “Prohibited Territory” means the areas within a twenty-five (25) mile radius of each office maintained by Seller or any of its Subsidiaries immediately before the Effective Time; provided, however, if any such office closes during the Restricted Period, then that office shall no longer be included when determining the Prohibited Territory. Director acknowledges and agrees that Seller and its Subsidiaries were actively engaged in the Restricted Business throughout the Prohibited Territory immediately before the Effective Time.

3.                  Noninterference with Customers.

(a)                Director covenants and agrees that, during the Restricted Period, Director shall not, directly or indirectly: (i) solicit, encourage or cause any Restricted Customer (as defined below) to obtain any services or products related to the Restricted Business from any entity other than Buyer or its Subsidiaries; or (ii) sell or provide to any Restricted Customer any services or products related to the Restricted Business, other than on behalf of and for the benefit of Buyer or its Subsidiaries.

(b)               “Restricted Customer” means any person or entity that was a customer of Seller or any of its Subsidiaries at any point during the 90 days preceding the Effective Time and: (i) with whom Director had material contact or communications at any time during the two-year period preceding the Effective Time (the “Look-Back Period”); (ii) for whom Director performed services or whose account Director managed, at any time during the Look-Back Period; or (iii) about whom Director obtained any Confidential Information (as defined below) at any time during the Look-Back Period.

4.                  Noninterference with Employees. Director covenants and agrees that, during the Restricted Period, Director shall not, directly or indirectly: (a) solicit or induce any employee of Buyer or its Subsidiaries who was an employee of Seller or any of its Subsidiaries immediately before the Effective Time (each, a “Restricted Employee”) to leave or limit his or her employment relationship with Buyer or its Subsidiaries; or (b) hire any Restricted Employee as an employee or engage any Restricted Employee as an independent contractor.

5.                  Confidential Information.

(a)                Director covenants and agrees that, during the Restricted Period: (i) Director shall keep strictly confidential and not disclose to any person not employed by Buyer or its Subsidiaries any Confidential Information; and (ii) Director shall not use personally or for any other person or entity any Confidential Information. However, this provision shall not preclude Director from: (x) the use or disclosure of information known generally to the public (other than information known generally to the public as a result of Director’s violation of this section) or (y) any disclosure required by law or court order so long as Director provides Buyer’s Chief Executive Officer prompt advance written notice of any potential disclosure under this subsection.

(b)               “Confidential Information” means all information not generally known or available in the marketplace that was furnished to, obtained by or created by Director in connection with Director being a director of Seller that could be used to compete against or harm Seller, Buyer or their Subsidiaries. Confidential Information includes, by way of illustration, such information relating to: (i) Seller’s, Buyer’s and their Subsidiaries’ customers, including customer lists, contact information, contractual terms and information regarding products or services provided to such customer; (ii) Seller’s, Buyer’s and their Subsidiaries’ finances, including nonpublic financial statements, balance sheets, sales data, forecasts and cost analyses; (iii) Seller’s, Buyer’s and their Subsidiaries’ plans and projections related to growth, new products and services, and potential sales/acquisitions; and (iv) Seller’s, Buyer’s and their Subsidiaries’ pricing and fee strategies, operating processes, legal affairs, lending and credit information, commission structure, personnel matters, loan portfolios, contracts, services, products and operating results.

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6.                  Reasonableness and Breach. Director acknowledges that the restrictions herein are fair, reasonable, and necessary for the protection of Buyer and its acquisition of Seller and constitute a material inducement for Buyer to effect the Merger and provide the Merger Consideration. Therefore, Director agrees not to contest the enforceability of this Agreement in any forum. Director further acknowledges and agrees that a breach of any of such obligations and agreements will result in irreparable harm and continuing damage to Buyer for which there will be no adequate remedy at law and further agrees that in the event of any breach of such obligations and agreements, Buyer and its successors and assigns will be entitled to injunctive relief and to such other relief as is proper under the circumstances. Director acknowledges and agrees that the covenants in this Agreement are direct consideration for a sale of a business and should be governed by standards applicable to restrictive covenants entered into in connection with a sale of a business.

7.                  Judicial Modification. If a court of competent jurisdiction determines that any provision of this Agreement is invalid or incapable of being enforced, then the parties request that such court modify such provision by “blue-penciling” or otherwise in order to render such provision not invalid or incapable of being enforced and then enforce the provision as modified. The parties further agree that each provision of this Agreement is severable from each other provision of this Agreement.

8.                  Assignment. Buyer shall have the right to assign or transfer this Agreement to any affiliated entity or any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise), and Director irrevocably consents to any such assignment or transfer. In the event of such assignment or transfer, “Buyer” shall mean the entity to which this Agreement is so assigned or transferred.

9.                  Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of North Carolina without regard to any conflict-of-law rules.

10.              Waiver; Construction. No modification, termination or attempted waiver of any of the provisions of this Agreement shall be binding unless reduced to writing and signed by the parties. This Agreement shall be construed according to a plain reading of its terms and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision in this Agreement.

11.              Entire Agreement. This Agreement (including the recitals, which are hereby incorporated by reference) and the Merger Agreement constitute the entire agreement among the parties pertaining to the subject matters contained herein.

[Signature Page Follows]

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IN WITNESS WHEREOF, the undersigned hereto sets his or her hand as of the date set forth below.

DIRECTOR

Date:
[NAME]

Buyer

BNC Bancorp

By:
Name:	Richard D. Callicutt II
Title:	EVP and COO

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List of Omitted Schedules

to that certain

Agreement and Plan of Merger,

by and among

Randolph Bank & Trust Company,

BNC Bancorp

and

Bank of North Carolina

Dated as of May 31, 2013

Pursuant to Item 601(b)(2) of Regulation S-K, BNC Bancorp hereby agrees to furnish supplementally a copy of any omitted schedule identified below to the Securities and Exchange Commission upon request.

OMITTED SCHEDULES

Seller Disclosure Schedule Section 3.2(a)	Capitalization
Seller Disclosure Schedule Section 3.2(b)	Subsidiaries
Seller Disclosure Schedule Section 3.2(c)	Other Ownership Interests
Seller Disclosure Schedule Section 3.2(d)	Stock Options and Warrants
Seller Disclosure Schedule Section 3.3(b)	Authority; No Violation
Seller Disclosure Schedule Section 3.5	Reports; Regulatory Matters
Seller Disclosure Schedule Section 3.6	Financial Statements
Seller Disclosure Schedule Section 3.7	Broker’s Fees
Seller Disclosure Schedule Section 3.8(c)	Absence of Changes or Events
Seller Disclosure Schedule Section 3.9(a)	Legal Proceedings
Seller Disclosure Schedule Section 3.11(a)	Employee Benefit Plans
Seller Disclosure Schedule Section 3.11(b)	Accrued Liabilities
Seller Disclosure Schedule Section 3.11(c)(iv)	Bank-Owned Life Insurance
Seller Disclosure Schedule Section 3.11(c)(x)	Certain Benefit Plan Payments
Seller Disclosure Schedule Section 3.11(c)(xiii)	Tax Gross-Up Provisions
Seller Disclosure Schedule Section 3.11(e)	Accelerated Vesting
Seller Disclosure Schedule Section 3.11(h)(vi)	Employees

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Seller Disclosure Schedule Section 3.11(i)	Additional Agreements
Seller Disclosure Schedule Section 3.11(m)	Gross-Up Obligations
Seller Disclosure Schedule Section 3.12(b)	Loans to Directors and Officers
Seller Disclosure Schedule Section 3.13(a)	Certain Contracts
Seller Disclosure Schedule Section 3.16(a)	Loans
Seller Disclosure Schedule Section 3.18	Insurance
Seller Disclosure Schedule Section 3.21	Leases
Seller Disclosure Schedule Section 6.6(a)	Indemnification
Seller Disclosure Schedule Section 6.6(c)	D&O Insurance
Seller Disclosure Schedule Section 7.3(e)	Payments to Executives
Buyer Disclosure Schedule Section 4.2(a)	Capitalization
Buyer Disclosure Schedule Section 4.3(b)	Authority; No Violation
Buyer Disclosure Schedule Section 4.5(a)	Reports; Regulatory Matters
Buyer Disclosure Schedule Section 4.7	Broker’s Fees
Buyer Disclosure Schedule Section 4.8(b)	Absence of Certain Changes or Events

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Appendix B

North Carolina Business Corporation Act

Article 13 - Appraisal Rights

Part 1. Right to Appraisal and Payment for Shares

§ 55-13-01. Definitions.

In this Article, the following definitions apply:

(1)	Affiliate. – A person that directly, or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with another person or is a senior executive thereof. For purposes of G.S. 55-13-01(7), a person is deemed to be an affiliate of its senior executives.

(2)	Beneficial shareholder. – A person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner's behalf.

(3)	Corporation. – The issuer of the shares held by a shareholder demanding appraisal and, for matters covered in G.S. 55-13-22 through G.S. 55-13-31, the term includes the surviving entity in a merger.

(4)	Expenses. – Reasonable expenses of every kind that are incurred in connection with a matter, including counsel fees.

(5)	Fair value. – The value of the corporation's shares (i) immediately before the effectuation of the corporate action as to which the shareholder asserts appraisal rights, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable, (ii) using customary and current valuation concepts and techniques generally employed for similar business in the context of the transaction requiring appraisal, and (iii) without discounting for lack of marketability or minority status except, if appropriate, for amendments to the articles pursuant to G.S. 55-13-02(a)(5).

(6)	Interest. – Interest from the effective date of the corporate action until the date of payment, at the rate of interest on judgments in this State on the effective date of the corporate action.

(7)	Interested transaction. – A corporate action described in G.S. 55-13-02(a), other than a merger pursuant to G.S. 55-11-04, involving an interested person and in which any of the shares or assets of the corporation are being acquired or converted. As used in this definition, the following definitions apply:

a.	Interested person. – A person, or an affiliate of a person, who at any time during the one-year period immediately preceding approval by the board of directors of the corporate action met any of the following conditions:

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1.	Was the beneficial owner of twenty percent (20%) or more of the voting power of the corporation, other than as owner of excluded shares.

2.	Had the power, contractually or otherwise, other than as owner of excluded shares, to cause the appointment or election of twenty-five percent (25%) or more of the directors to the board of directors of the corporation.

3.	Was a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than any of the following:

I.	Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action.

II.	Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in G.S. 55-8-31(a)(1) and (c).

III.	In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity, or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of the acquiring entity or such affiliate of the acquiring entity.

b.	Beneficial owner. – Any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares. If a member of a national securities exchange is precluded by the rules of the exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted, then that member of a national securities exchange shall not be deemed a "beneficial owner" of any securities held directly or indirectly by the member on behalf of another person solely because the member is the record holder of the securities. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby is deemed to have acquired beneficial ownership, as of the date of the agreement, of all voting shares of the corporation beneficially owned by any member of the group.

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c.	Excluded shares. – Shares acquired pursuant to an offer for all shares having voting power if the offer was made within one year prior to the corporate action for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action.

(8)	Preferred shares. – A class or series of shares the holders of which have preference over any other class or series with respect to distributions.

(9)	Record shareholder. – The person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

(10)	Senior executive. – The chief executive officer, chief operating officer, chief financial officer, or anyone in charge of a principal business unit or function.

(11)	Shareholder. – Both a record shareholder and a beneficial shareholder.

§ 55-13-02. Right to appraisal.

(a)         In addition to any rights granted under Article 9, a shareholder is entitled to appraisal rights and to obtain payment of the fair value of that shareholder's shares, in the event of any of the following corporate actions:

(1)	Consummation of a merger to which the corporation is a party if either (i) shareholder approval is required for the merger by G.S. 55-11-03 and the shareholder is entitled to vote on the merger, except that appraisal rights shall not be available to any shareholder of the corporation with respect to shares of any class or series that remain outstanding after consummation of the merger or (ii) the corporation is a subsidiary and the merger is governed by G.S. 55-11-04.

(2)	Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the exchange, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged.

(3)	Consummation of a disposition of assets pursuant to G.S. 55-12-02 if the shareholder is entitled to vote on the disposition.

(4)	An amendment of the articles of incorporation (i) with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has an obligation or right to repurchase the fractional share so created or (ii) changes the corporation into a nonprofit corporation or cooperative organization.

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(5)	Any other amendment to the articles of incorporation, merger, share exchange, or disposition of assets to the extent provided by the articles of incorporation, bylaws, or a resolution of the board of directors.

(6)	Consummation of a conversion to a foreign corporation pursuant to Part 2 of Article 11A of this Chapter if the shareholder does not receive shares in the foreign corporation resulting from the conversion that (i) have terms as favorable to the shareholder in all material respects and (ii) represent at least the same percentage interest of the total voting rights of the outstanding shares of the corporation as the shares held by the shareholder before the conversion.

(7)	Consummation of a conversion of the corporation to nonprofit status pursuant to Part 2 of Article 11A of this Chapter.

(8)	Consummation of a conversion of the corporation to an unincorporated entity pursuant to Part 2 of Article 11A of this Chapter.

(b)        Notwithstanding subsection (a) of this section, the availability of appraisal rights under subdivisions (1), (2), (3), (4), (6), and (8) of subsection (a) of this section shall be limited in accordance with the following provisions:

(1)	Appraisal rights shall not be available for the holders of shares of any class or series of shares that are any of the following:

a.	A covered security under section 18(b)(1)(A) or (B) of the Securities Act of 1933, as amended.

b.	Traded in an organized market and has at least 2,000 shareholders and a market value of at least twenty million dollars ($20,000,000)(exclusive of the value of shares held by the corporation's subsidiaries, senior executives, directors, and beneficial shareholders owning more than ten percent (10%) of such shares).

c.	Issued by an open-end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended, and may be redeemed at the option of the holder at net asset value.

(2)	The applicability of subdivision (1) of this subsection shall be determined as of (i) the record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action requiring appraisal rights or (ii) the day before the effective date of such corporate action if there is no meeting of shareholders.

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(3)	Subdivision (1) of this subsection shall not be applicable and appraisal rights shall be available pursuant to subsection (a) of this section for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in subdivision (1) of this subsection at the time the corporate action becomes effective.

(4)	Subdivision (1) of this subsection shall not be applicable and appraisal rights shall be available pursuant to subsection (a) of this section for the holders of any class or series of shares where the corporate action is an interested transaction.

(c)        Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment to the articles may limit or eliminate appraisal rights for any class or series of preferred shares. Any amendment to the articles that limits or eliminates appraisal rights for any shares that are outstanding immediately prior to the effective date of the amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange, or other right existing immediately before the effective date of the amendment, however, shall not apply to any corporate action that becomes effective within one year of that date if the corporate action would otherwise afford appraisal rights.

(d)        A shareholder holding shares of a class or series that were issued and outstanding as of the effective date of this act but that did not as of that date entitle the shareholder to vote on a corporate action described in subdivision (a)(1), (2), or (3) of this section shall be entitled to appraisal rights, and to obtain payment of the fair value of the shareholder's shares of such class or series, to the same extent as if such shares did entitle the shareholder to vote on such corporate action.

§ 55-13-03. Assertion of rights by nominees and beneficial owners.

(a)        A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder's name but owned by a beneficial shareholder only if the record shareholder (i) objects with respect to all shares of the class or series owned by the beneficial shareholder and (ii) notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder's name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder's other shares were registered in the names of different record shareholders.

(b)        A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if the shareholder does both of the following:

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(1)	Submits to the corporation the record shareholder's written consent to the assertion of rights no later than the date referred to in G.S. 55-13-22(b)(2)b.

(2)	Submits written consent under subdivision (1) of this subsection with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

Part 2. Procedure for Exercise of Appraisal Rights

§ 55-13-20. Notice of appraisal rights.

(a)          If any corporate action specified in G.S. 55-13-02(a) is to be submitted to a vote at a shareholders' meeting, the meeting notice must state that the corporation has concluded that shareholders are, are not, or may be entitled to assert appraisal rights under this Article. If the corporation concludes that appraisal rights are or may be available, a copy of this Article must accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

(b)          In a merger pursuant to G.S. 55-11-04, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. In the case of any other corporate action specified in G.S. 55-13-02(a) with respect to which shareholders of a class or series do not have the right to vote, but with respect to which those shareholders are entitled to assert appraisal rights, the corporation must notify in writing all record shareholders of such class or series that the corporate action became effective. Notice required under this subsection must be sent within 10 days after the corporate action became effective and include the materials described in G.S. 55-13-22.

(c)          If any corporate action specified in G.S. 55-13-02(a) is to be approved by written consent of the shareholders pursuant to G.S. 55-7-04, then the following must occur:

(1)	Written notice that appraisal rights are, are not, or may be available must be given to each record shareholder from whom a consent is solicited at the time consent of each shareholder is first solicited and, if the corporation has concluded that appraisal rights are or may be available, must be accompanied by a copy of this Article.

(2)	Written notice that appraisal rights are, are not, or may be available must be delivered together with the notice to the applicable shareholders required by subsections (d) and (e) of G.S. 55-7-04, may include the materials described in G.S. 55-13-22, and, if the corporation has concluded that appraisal rights are or may be available, must be accompanied by a copy of this Article.

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(d)          If any corporate action described in G.S. 55-13-02(a) is proposed, or a merger pursuant to G.S. 55-11-04 is effected, then the notice referred to in subsection (a) or (c) of this section, if the corporation concludes that appraisal rights are or may be available, and in subsection (b) of this section shall be accompanied by the following:

(1)	The annual financial statements specified in G.S. 55-16-20(a) of the corporation that issued the shares to be appraised. The date of the financial statements shall not be more than 16 months before the date of the notice and shall comply with G.S. 55-16-20(b). If annual financial statements that meet the requirements of this subdivision are not reasonably available, then the corporation shall provide reasonably equivalent financial information.

(2)	The latest available quarterly financial statements of the corporation, if any.

The right to receive the information described in this subsection may be waived in writing by a shareholder before or after the corporate action.

§ 55-13-21. Notice of intent to demand payment and consequences of voting or consenting.

(a)          If a corporate action specified in G.S. 55-13-02(a) is submitted to a vote at a shareholders' meeting, a shareholder who is entitled to vote on the corporate action and who wishes to assert appraisal rights with respect to any class or series of shares must do the following:

(1)	Deliver to the corporation, before the vote is taken, written notice of the shareholder's intent to demand payment if the proposed action is effectuated.

(2)	Not vote, or cause or permit to be voted, any shares of any class or series in favor of the proposed action.

(b)          If a corporate action specified in G.S. 55-13-02(a) is to be approved by less than unanimous written consent, a shareholder who is entitled to vote on the corporate action and who wishes to assert appraisal rights with respect to any class or series of shares must not execute a consent in favor of the proposed action with respect to that class or series of shares.

(c)          A shareholder who fails to satisfy the requirements of subsection (a) or (b) of this section is not entitled to payment under this Article.

§ 55-13-22. Appraisal notice and form.

(a)          If a corporate action requiring appraisal rights under G.S. 55-13-02(a) becomes effective, the corporation must deliver a written appraisal notice and form required by subdivision (b)(1) of this section to all shareholders who satisfied the requirements of G.S. 55-13-21. In the case of a merger under G.S. 55-11-04, the parent corporation must deliver a written appraisal notice and form to all record shareholders of the subsidiary who may be entitled to assert appraisal rights. In the case of any other corporate action specified in G.S. 55-13-02(a) that becomes effective and with respect to which shareholders of a class or series do not have the right to vote but with respect to which such shareholders are entitled to assert appraisal rights, the corporation must deliver a written appraisal notice and form to all record shareholders of such class or series who may be entitled to assert appraisal rights.

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(b)         The appraisal notice must be sent no earlier than the date the corporate action specified in G.S. 55-13-02(a) became effective and no later than 10 days after that date. The appraisal notice must include the following:

(1)	A form that specifies the first date of any announcement to shareholders, made prior to the date the corporate action became effective, of the principal terms of the proposed corporate action. If such an announcement was made, the form shall require a shareholder asserting appraisal rights to certify whether beneficial ownership of those shares for which appraisal rights are asserted was acquired before that date. The form shall require a shareholder asserting appraisal rights to certify that the shareholder did not vote for or consent to the transaction.

(2)	Disclosure of the following:

a.	Where the form must be sent and where certificates for certificated shares must be deposited, as well as the date by which those certificates must be deposited. The certificate deposit date must not be earlier than the date for receiving the required form under sub-subdivision b. of this subdivision.

b.	A date by which the corporation must receive the payment demand, which date may not be fewer than 40 nor more than 60 days after the date the appraisal notice required under subsection (a) of this section and form are sent. The form shall also state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by the specified date.

c.	The corporation's estimate of the fair value of the shares.

d.	That, if requested in writing, the corporation will provide, to the shareholder so requesting, within 10 days after the date specified in sub-subdivision b. of this subdivision, the number of shareholders who return the forms by the specified date and the total number of shares owned by them.

e.	The date by which the notice to withdraw under G.S. 55-13-23 must be received, which date must be within 20 days after the date specified in sub-subdivision b. of this subdivision.

(3)	Be accompanied by a copy of this Article.

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§ 55-13-23. Perfection of rights; right to withdraw.

(a)         A shareholder who receives notice pursuant to G.S. 55-13-22 and who wishes to exercise appraisal rights must sign and return the form sent by the corporation and, in the case of certificated shares, deposit the shareholder's certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to G.S. 55-13-22(b)(2). In addition, if applicable, the shareholder must certify on the form whether the beneficial owner of such shares acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to G.S. 55-13-22(b)(1). If a shareholder fails to make this certification, the corporation may elect to treat the shareholder's shares as after-acquired shares under G.S. 55-13-27. Once a shareholder deposits that shareholder's certificates or, in the case of uncertificated shares, returns the signed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection (b) of this section.

(b)         A shareholder who has complied with subsection (a) of this section may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to G.S. 55-13-22(b)(2)e. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation's written consent.

(c)         A shareholder who does not sign and return the form and, in the case of certificated shares, deposit that shareholder's share certificates where required, each by the date set forth in the notice described in G.S. 55-13-22(b) shall not be entitled to payment under this Article.

§ 55-13-25. Payment.

(a)         Except as provided in G.S. 55-13-27, within 30 days after the form required by G.S. 55-13-22(b) is due, the corporation shall pay in cash to the shareholders who complied with G.S. 55-13-23(a) the amount the corporation estimates to be the fair value of their shares, plus interest.

(b)         The payment to each shareholder pursuant to subsection (a) of this section must be accompanied by the following:

(1)	The following financial information:

a.	The annual financial statements specified in G.S. 55-16-20(a) of the corporation that issued the shares to be appraised. The date of the financial statements shall not be more than 16 months before the date of payment and shall comply with G.S. 55-16-20(b). If annual financial statements that meet the requirements of this sub-subdivision are not reasonably available, the corporation shall provide reasonably equivalent financial information.

b.	The latest available quarterly financial statements, if any.

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(2)	A statement of the corporation's estimate of the fair value of the shares. The estimate must equal or exceed the corporation's estimate given pursuant to G.S. 55-13-22(b)(2)c.

(3)	A statement that the shareholders described in subsection (a) of this section have the right to demand further payment under G.S. 55-13-28 and that if a shareholder does not do so within the time period specified therein, then the shareholder shall be deemed to have accepted such payment in full satisfaction of the corporation's obligations under this Article.

§ 55-13-27. After-acquired shares.

(a)          A corporation may elect to withhold payment required by G.S. 55-13-25 from any shareholder who was required to but did not certify that beneficial ownership of all of the shareholder's shares for which appraisal rights are asserted was acquired before the date set forth in the appraisal notice sent pursuant to G.S. 55-13-22(b)(1).

(b)          If the corporation elected to withhold payment under subsection (a) of this section, it must, within 30 days after the form required by G.S. 55-13-22(b) is due, notify all shareholders who are described in subsection (a) of this section of the following:

(1)	The information required by G.S. 55-13-25(b)(1).

(2)	The corporation's estimate of fair value pursuant to G.S. 55-13-25(b)(2).

(3)	That they may accept the corporation's estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under G.S. 55-13-28.

(4)	That those shareholders who wish to accept such offer must so notify the corporation of their acceptance of the corporation's offer within 30 days after receiving the offer.

(5)	That those shareholders who do not satisfy the requirements for demanding appraisal under G.S. 55-13-28 shall be deemed to have accepted the corporation's offer.

(c)          Within 10 days after receiving the shareholder's acceptance pursuant to subsection (b) of this section, the corporation must pay in cash the amount it offered under subdivision (b)(2) of this section to each shareholder who agreed to accept the corporation's offer in full satisfaction of the shareholder's demand.

(d)          Within 40 days after sending the notice described in subsection (b) of this section, the corporation must pay in cash the amount it offered to pay under subdivision (b)(2) of this section to each shareholder described in subdivision (b)(5) of this section.

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§ 55-13-28. Procedure if shareholder dissatisfied with payment or offer.

(a)        A shareholder paid pursuant to G.S. 55-13-25 who is dissatisfied with the amount of the payment must notify the corporation in writing of that shareholder's estimate of the fair value of the shares and demand payment of that estimate plus interest (less any payment under G.S. 55-13-25). A shareholder offered payment under G.S. 55-13-27 who is dissatisfied with that offer must reject the offer and demand payment of the shareholder's stated estimate of the fair value of the shares, plus interest.

(b)        A shareholder who fails to notify the corporation in writing of that shareholder's demand to be paid the shareholder's stated estimate of the fair value, plus interest, under subsection (a) of this section within 30 days after receiving the corporation's payment or offer of payment under G.S. 55-13-25 or G.S. 55-13-27, respectively, waives the right to demand payment under this section and shall be entitled only to the payment made or offered pursuant to those respective sections.

Part 3. Judicial Appraisal of Shares.

§ 55-13-30. Court Action.

(a)        If a shareholder makes a demand for payment under G.S. 55-13-28 which remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, the corporation shall pay in cash to each shareholder the amount the shareholder demanded pursuant to G.S. 55-13-28, plus interest.

(b)        The corporation shall commence the proceeding in the appropriate court of the county where the corporation's principal office (or, if none, its registered office) in this State is located. If the corporation is a foreign corporation without a registered office in this State, it shall commence the proceeding in the county in this State where the principal office or registered office of the domestic corporation merged with the foreign corporation was located at the time of the transaction.

(c)        The corporation shall make all shareholders (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d)        The jurisdiction of the superior court in which the proceeding is commenced under subsection (b) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them, or in any amendment to it. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a trial by jury.

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(e)          Each shareholder made a party to the proceeding is entitled to judgment either (i) for the amount, if any, by which the court finds the fair value of the shareholder's shares, plus interest, exceeds the amount paid by the corporation to the shareholder for the shareholder's shares or (ii) for the fair value, plus interest, of the shareholder's shares for which the corporation elected to withhold payment under G.S. 55-13-27.

§ 55-13-31. Court costs and expenses.

(a)          The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all court costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

(b)          The court in an appraisal proceeding may also assess the expenses for the respective parties, in amounts the court finds equitable:

(1)	Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20, 55-13-22, 55-13-25, or 55-13-27.

(2)	Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

(c)          If the court in an appraisal proceeding finds that the expenses incurred by any shareholder were of substantial benefit to other shareholders similarly situated and that these expenses should not be assessed against the corporation, the court may direct that the expenses be paid out of the amounts awarded the shareholders who were benefited.

(d)          To the extent the corporation fails to make a required payment pursuant to G.S. 55-13-25, 55-13-27, or 55-13-28, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all expenses of the suit.

Part 4. Other Remedies.

§ 55-13-40. Other remedies limited.

(a)          The legality of a proposed or completed corporate action described in G.S. 55-13-02(a) may not be contested, nor may the corporate action be enjoined, set aside, or rescinded, in a legal or equitable proceeding by a shareholder after the shareholders have approved the corporate action.

(b)          Subsection (a) of this section does not apply to a corporate action that:

(1)	Was not authorized and approved in accordance with the applicable provisions of any of the following:

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a.	Article 9, 9A, 10, 11, 11A, or 12 of this Chapter.

b.	The articles of incorporation or bylaws.

c.	The resolution of the board of directors authorizing the corporate action.

(2)	Was procured as a result of fraud, a material misrepresentation, or an omission of a material fact necessary to make statements made, in light of the circumstances in which they were made, not misleading.

(3)	Constitutes an interested transaction, unless it has been authorized, approved, or ratified by either (i) the board of directors or a committee of the board or (ii) the shareholders, in the same manner as is provided in G.S. 55-8-31(a)(1) and (c) or in G.S. 55-8-31(a)(2) and (d), as if the interested transaction were a director's conflict of interest transaction.

(4)	Was approved by less than unanimous consent of the voting shareholders pursuant to G.S. 55-7-04, provided that both of the following are true:

a.	The challenge to the corporate action is brought by a shareholder who did not consent and as to whom notice of the approval of the corporate action was not effective at least 10 days before the corporate action was effected.

b.	The proceeding challenging the corporate action is commenced within 10 days after notice of the approval of the corporate action is effective as to the shareholder bringing the proceeding.

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Appendix C

[Letterhead of Sandler O’Neill & Partners, L.P.]

May 30, 2013

Board of Directors

Randolph Bank & Trust Company

175 North Fayetteville St.

Asheboro, NC 27203

Ladies and Gentlemen:

Randolph Bank & Trust Company (“Randolph”), BNC Bancorp (“BNC”) and Bank of North Carolina (“Buyer Bank”) have entered into an agreement and plan of merger dated as of May 31, 2013 (the “Agreement”) pursuant to which Randolph will merge with and into Buyer Bank, with Buyer Bank as the surviving entity (the “Merger”). Pursuant to the terms of the Agreement, upon the effective date of the Merger, each share of Randolph common stock issued and outstanding immediately before the Effective Time, except those shares described in the Agreement, will be converted into the right to receive, at the election of the holder thereof, (i) $10.00 in cash (the “Per Share Cash Consideration”) or (ii) the number of shares of BNC common stock determined by dividing $10.00 by the 20-day volume-weighted average price of BNC common stock (“BNC VWAP”) prior to closing (the “Per Share Stock Consideration” and together with the Per Share Cash Consideration, the “Common Stock Merger Consideration”) and subject to allocation procedures and the limitations as set forth in the Agreement that provide that if the BNC VWAP immediately prior to closing is greater than $11.50, then the Per Share Stock Consideration shall equal 0.870 shares of BNC common stock, and in the event that the BNC VWAP immediately prior to closing is less than $8.50, then then the Per Share Stock Consideration shall equal 1.176 shares of BNC common stock. Cash will be paid in lieu of any fractional shares. The other terms and conditions of the Merger are more fully set forth in the Agreement, and capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Common Stock Merger Consideration to the holders of Randolph common stock.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain financial statements and other historical financial information of Randolph that we deemed relevant; (iii) certain financial statements and other historical financial information of BNC that we deemed relevant; (iv) internal financial projections for Randolph for the years ending December 31, 2013 through December 31, 2015 as provided by and discussed with senior management of Randolph; (v) publicly available median analyst estimates for BNC for the years ending December 31, 2013 and December 31, 2014 and a long-term estimated growth rate for the years thereafter in each case as discussed with senior management of BNC; (vi) the pro forma financial impact of the Merger on BNC based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies as determined by the senior management of BNC; (vii) a comparison of certain financial and other information for Randolph and BNC, including relevant stock trading information, with similar publicly available information for certain other commercial banks, the securities of which are publicly traded; (viii) the terms of other recent mergers and acquisition transactions in the commercial banking sector; (ix) the current market environment generally and in the commercial banking sector in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Randolph the business, financial condition, results of operations and prospects of Randolph and held similar discussions with the senior management of BNC regarding the business, financial condition, results of operations and prospects of BNC.

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In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Randolph and BNC or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of preparing this letter. We have further relied on the assurances of the management of Randolph and BNC that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any material respect. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Randolph or BNC or any of their respective subsidiaries. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Randolph, BNC or the combined entity after the Merger and we have we not reviewed any individual credit files relating to Randolph or BNC. We have assumed, with your consent, that the respective allowances for loan losses for both Randolph and BNC are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used internal financial projections for Randolph as provided by the senior management of Randolph and publicly available median analyst estimates and a long-term estimated growth for BNC as discussed with senior management of BNC. Sandler O’Neill also received and used in its analyses certain projections of transaction costs, purchase accounting adjustments, expected cost savings and other synergies which were prepared by and reviewed with the senior management of BNC. With respect to those projections, estimates and judgments, the respective managements of Randolph and BNC confirmed to us that those projections, estimates and judgments reflected the best currently available estimates and judgments of those respective managements of the future financial performance of Randolph and BNC, respectively, and we assumed that such performance would be achieved. We express no opinion as to such estimates or the assumptions on which they are based. We have assumed that there has been no material change in the respective assets, financial condition, results of operations, business or prospects of Randolph and BNC since the date of the most recent financial data made available to us. We have also assumed in all respects material to our analysis that Randolph and BNC would remain as a going concern for all periods relevant to our analyses. We express no opinion as to any of the legal, accounting and tax matters relating to the Merger and any other transactions contemplated in connection therewith.

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Our analyses and opinion are necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect our views. We have not undertaken to update, revise, reaffirm or withdraw this letter or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to the prices at which the common stock of Randolph and BNC may trade at any time.

We have acted as Randolph’s financial advisor in connection with the Merger and a significant portion of our fees are contingent upon the closing of the Merger. We also will receive a fee from Randolph for providing this opinion. Randolph has also agreed to indemnify us against certain liabilities arising out of our engagement. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Randolph and BNC and their affiliates. We may also actively trade the debt securities of Randolph and BNC or their affiliates for our own account and for the accounts of our customers. We render no opinion as to the value of BNC’s common stock when such stock is actually received by shareholders of Randolph.

This letter is directed to the Board of Directors of Randolph in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Randolph as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Common Stock Merger Consideration to holders of Randolph common stock and does not address the underlying business decision of Randolph to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Randolph or the effect of any other transaction in which Randolph might engage. This opinion shall not be reproduced or used for used for any other purposes, without Sandler O’Neill’s prior written consent. This Opinion has been approved by Sandler O’Neill’s fairness opinion committee. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by Randolph’s officers, directors, or employees, or class of such persons, relative to the compensation to be received in the Merger by any other shareholders of Randolph.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Common Stock Merger Consideration is fair to the holders of Randolph common stock from a financial point of view.

Very truly yours,

/s/ Sandler O’Neill & Partners, L.P.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Sections 55-8-50 through 55-8-58 of the NCBCA contain provisions prescribing the extent to which directors and officers shall or may be indemnified. Section 55-8-51 of the NCBCA permits a corporation, with certain exceptions, to indemnify a current or former director against liability if (i) he conducted himself in good faith, (ii) he reasonably believed (x) in the case of conduct in his official capacity with the corporation, that his conduct was in the best interests of the corporation and (y) in all other cases his conduct was at least not opposed to the corporation’s best interests and (iii) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. A corporation may not indemnify a director in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with a proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. The above standard of conduct is determined by the disinterested members of the board of directors or a committee thereof or special legal counsel or the shareholders as prescribed in Section 55-8-55.

Sections 55-8-52 and 55-8-56 of the NCBCA require a corporation to indemnify a director or officer in the defense of any proceeding to which he was a party because of his capacity as a director or officer against reasonable expenses when he is wholly successful, on the merits or otherwise, in his defense, unless the articles of incorporation provide otherwise. Upon application, the court may order indemnification of the director or officer if the court determines that he is entitled to mandatory indemnification under Section 55-8-52, in which case the court shall also order the corporation to pay the reasonable expenses incurred to obtain court-ordered indemnification or if he is adjudged fairly and reasonably so entitled in view of all relevant circumstances under Section 55-8-54. Section 55-8-56 allows a corporation to indemnify and advance expenses to an officer, employee or agent who is not a director to the same extent, consistent with public policy, as a director or as otherwise set forth in the corporation’s articles of incorporation or bylaws or by resolution of the board of directors or contract.

Section 55-8-57 of the NCBCA permits a corporation to provide for indemnification of directors, officers, employees or agents, in its articles of incorporation or bylaws or by contract or resolution, against liability in various proceedings and to purchase and maintain insurance policies on behalf of these individuals.

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Article V of BNC’s Amended Articles provides that, to the fullest extent permitted by the NCBCA, individuals serving as directors shall not be personally liable for monetary damages for breach of any duty as a director. In addition, BNC’s bylaws provide that any person who at any time serves or has served as a director or officer of BNC, or who, while serving as a director or officer of BNC, serves or has served at the request of BNC as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or as a trustee or administrator under an employee benefit plan, will have a right to be indemnified by BNC to the fullest extent permitted by law against liability and expenses arising out of such status or activities in such capacity. Covered expenses include attorneys’ fees, judgments, fines, and amounts paid in settlement which are actually and reasonably incurred in connection with or as a consequence of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including appeals. Expenses may be paid by BNC in advance of the final disposition or termination of a proceeding as described above as authorized by the Board of Directors, if BNC receives an undertaking, dated, in writing and signed by the person to be indemnified, to repay all such sums unless such person is ultimately determined to be entitled to be indemnified by BNC as provided in the bylaws. In determining whether a person is entitled to indemnification under the bylaws, a majority vote of the disinterested members of the BNC board of directors is required; provided, however, that the disinterested directors may direct such determination to be made by independent legal counsel in written opinion. Pursuant to the bylaws and as authorized by statute, BNC has purchased a directors’ and officers’ liability insurance policy which will, subject to certain limitations, insure BNC’s directors and officers against damages they might become legally obligated to pay as a result of any negligent act, error or omission committed by directors or officers while acting in their capacity as such.

The foregoing is only a general summary of certain aspects of the NCBCA and BNC’s bylaws and Amended Articles dealing with indemnification of directors and officers, and does not purport to be complete. It is qualified in its entirety by reference to the detailed provisions of the NCBCA, Article V of BNC’s Amended Articles and Article IX of BNC’s bylaws.

Federal banking law, which is applicable to BNC as a financial holding company and to BNC as an insured depository institution, limits the ability of BNC and the Bank to indemnify their directors and officers. Generally, subject to certain exceptions, neither BNC nor the Bank may make, or agree to make, indemnification payments to, or for the benefit of, an institution-affiliated party such as an officer or director in connection with any administrative or civil action instituted by a federal banking agency if as a result of the banking agency action such person is assessed a civil money penalty, is removed from office or prohibited from participating in the conduct of BNC’s or the Bank’s affairs, or is subject to a cease and desist order. Prior to the resolution of any action instituted by the applicable banking agency, BNC or the Bank, as applicable, may indemnify officers and directors only if their respective board of directors, as the case may be, (i) determines that the indemnified person acted in good faith and in a manner such person believed to be in the best interests of the institution, (ii) determines after investigation that making indemnification payments would not materially adversely affect BNC’s safety and soundness or the safety and soundness of the Bank, as the case may be, and (iii) if the indemnified party agrees in writing to reimburse BNC or the Bank, as the case may be, for any indemnity payments which turn out to be impermissible.

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Item 21. Exhibits and Financial Statement Schedules.

Exhibit
Number	Description
2.1	Agreement and Plan of Merger, dated as of May 31, 2013, by and among Randolph Bank & Trust Company, BNC Bancorp and Bank of North Carolina, incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed with the SEC on May 31, 2013 (included as Appendix A to this proxy statement/prospectus forming a part of this registration statement).†

3.1	Articles of Incorporation of BNC Bancorp, incorporated herein by reference to Exhibit (3)(i) to the Form 8-K filed with the SEC on December 18, 2002.

3.2	Articles of Amendment, dated May 22, 2012, regarding the Non-voting Common Stock, incorporated herein by reference to Exhibit 3.4 to the Form S-4/A filed with the SEC on July 2, 2012.

3.3	Bylaws of BNC Bancorp, incorporated herein by reference to Exhibit 3(ii) to the Form 8-K filed with the SEC on December 18, 2002.

4.1	Form of Stock Certificate of BNC Bancorp, incorporated herein by reference to Exhibit 4.1 to the Form 8-K filed with the SEC on August 27, 2012.

5.1+	Opinion of Womble Carlyle Sandridge & Rice, LLP regarding the validity of the securities being registered.

8.1+	Opinion of Wyrick Robbins Yates & Ponton LLP regarding certain U.S. tax aspects of the merger.

21.1	Subsidiaries of BNC Bancorp, incorporated herein by reference to Exhibit 21 to the Form 10-K filed with the SEC on March 18, 2013.

23.1+	Consent of Womble Carlyle Sandridge & Rice, LLP (included in Exhibit 5.1).

23.2+	Consent of Wyrick Robbins Yates & Ponton LLP (included in Exhibit 8.1).

23.3	Consent of Cherry Bekaert LLP, independent registered public accounting firm of BNC Bancorp.

23.4	Consent of Elliott Davis, PLLC, independent registered public accounting firm of Randolph Bank & Trust Company.

24.1	Power of Attorney (included in the signature pages to the Registration Statement on Form S-4).

99.1	Consent of Sandler O’Neill & Partners, L.P.

99.2	Form of Randolph Bank & Trust Company Proxy Card (Common Stock).

99.3	Form of Randolph Bank & Trust Company Proxy Card (Series B Preferred Stock).

99.4	Form of Randolph Bank & Trust Company Proxy Card (Series C Preferred Stock).

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Exhibit
Number	Description
+	To be filed by amendment

†	Certain schedules and attachments to the merger agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. A list of omitted schedules and attachments is contained in the merger agreement. BNC Bancorp agrees to furnish a supplemental copy of any omitted schedule or attachment to the SEC upon request.

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

(a)     To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1)     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2)     To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3)     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)    To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(d)    For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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(e)    That prior to any public reoffering of the securities registered hereunder through use of a prospectus that is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(f)    That every prospectus (1) that is filed pursuant to paragraph (e) immediately preceding or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(h)    To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(i)    To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of High Point, State of North Carolina on June 25, 2013.

BNC BANCORP (Registrant)

By:	/s/ Richard D. Callicutt II
Richard D. Callicutt II
President and Chief Executive Officer
(Principal Executive Officer)

Power of Attorney

Each person whose signature appears below appoints Richard D. Callicutt II and David B. Spencer and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any registration statement (including any amendment thereto) of the Registrant to be filed after the date hereof pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in fact and agents or any of them or their or his or her substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Richard D. Callicutt II	June 25, 2013
Richard D. Callicutt II
President, Chief Executive Officer and Director
(Principal Executive Officer)

/s/ David B. Spencer	June 25, 2013
David B. Spencer
Executive Vice President and Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

/s/ W. Swope Montgomery, Jr.	June 25, 2013
W. Swope Montgomery, Jr.
Vice Chairman of the Board of Directors

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/s/ James T. Bolt, Jr.	June 25, 2013
James T. Bolt, Jr.
Director

/s/ Larry L. Callahan	June 25, 2013
Larry L. Callahan
Director

/s/ Joseph M. Coltrane, Jr.	June 25, 2013
Joseph M. Coltrane, Jr.
Director

/s/ Charles T. Hagan III	June 25, 2013
Charles T. Hagan III
Director

/s/ Elaine M. Lyerly	June 25, 2013
Elaine M. Lyerly
Director

/s/ Lenin J. Peters, M.D.	June 25, 2013
Lenin J. Peters, M.D.
Director

/s/ John S. Ramsey, Jr.	June 25, 2013
John S. Ramsey, Jr.
Director

/s/ Thomas R. Sloan	June 25, 2013
Thomas R. Sloan
Director

/s/ Thomas R. Smith, CPA	June 25, 2013
Thomas R. Smith, CPA
Director

/s/ Robert A. Team, Jr.	June 25, 2013
Robert A. Team, Jr.
Director

/s/ G. Kennedy Thompson	June 25, 2013
G. Kennedy Thompson
Director

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/s/ D. Vann Williford	June 25, 2013
D. Vann Williford
Director

/s/ Richard F. Wood	June 25, 2013
Richard F. Wood
Director

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EXHIBIT INDEX

Exhibit
Number	Description
2.1

Agreement and Plan of Merger, dated as of May 31, 2013 by and among Randolph Bank & Trust Company, BNC Bancorp and Bank of North Carolina, incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed with the SEC on May 31, 2013 (included as Appendix A to this proxy statement/prospectus forming a part of this registration statement).†

3.1	Articles of Incorporation of BNC Bancorp, incorporated herein by reference to Exhibit (3)(i) to the Form 8-K filed with the SEC on December 18, 2002.

3.2	Articles of Amendment, dated May 22, 2012, regarding the Non-voting Common Stock, incorporated herein by reference to Exhibit 3.4 to the Form S-4/A filed with the SEC on July 2, 2012.

3.3	Bylaws of BNC Bancorp, incorporated herein by reference to Exhibit 3(ii) to the Form 8-K filed with the SEC on December 18, 2002.

4.1	Form of Stock Certificate of BNC Bancorp, incorporated herein by reference to Exhibit 4.1 to the Form 8-K filed with the SEC on August 27, 2012.

5.1+	Opinion of Womble Carlyle Sandridge & Rice, LLP regarding the validity of the securities being registered.

8.1+	Opinion of Wyrick Robbins Yates & Ponton LLP regarding certain U.S. tax aspects of the merger.

21.1	Subsidiaries of BNC Bancorp, incorporated herein by reference to Exhibit 21 to the Form 10-K filed with the SEC on March 18, 2013.

23.1+	Consent of Womble Carlyle Sandridge & Rice, LLP (included in Exhibit 5.1).

23.2+	Consent of Wyrick Robbins Yates & Ponton LLP (included in Exhibit 8.1).

23.3	Consent of Cherry Bekaert LLP, independent registered public accounting firm of BNC Bancorp.

23.4	Consent of Elliott Davis, PLLC, independent registered public accounting firm of Randolph Bank & Trust Company.

24.1	Power of Attorney (included in the signature pages to the Registration Statement on Form S-4).

99.1	Consent of Sandler O’Neill & Partners, L.P.

99.2	Form of Randolph Bank & Trust Company Proxy Card (Common Stock).

99.3	Form of Randolph Bank & Trust Company Proxy Card (Series B Preferred Stock).

99.4	Form of Randolph Bank & Trust Company Proxy Card (Series C Preferred Stock).

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Exhibit
Number	Description
+	To be filed by amendment

†	Certain schedules and attachments to the merger agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. A list of omitted schedules and attachments is contained in the merger agreement. BNC Bancorp agrees to furnish a supplemental copy of any omitted schedule or attachment to the SEC upon request.

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